Confidential Draft registration statement submitted to the Securities and Exchange Commission on September 29, 2023.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AMPHITRITE DIGITAL INCORPORATED

(Exact name of registrant as specified in its charter)

U.S. Virgin Islands	4400	66-1005420
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industry Classification Code Number)	(I.R.S. Employee Identification Number)

Amphitrite Digital Incorporated

6501 Red Hook Plaza, Suite 201-465

St. Thomas, Virgin Islands, U.S., 00802

340-642-3895

(Address, including zip code, and telephone with area code, of registrant’s principal executive offices)

Cogency Global Inc.
10 East 40th Street, 10th Floor
New York, New York 10016
212-947-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brenda Hamilton, Esq. Hamilton & Associates Law Group P.A. 200 East Palmetto Park R. Ste 103 Boca Raton, FL 33432 Telephone: (561) 416-8956 Fax: (561) 416-2855	Andrew M. Tucker, Esq. Nelson Mullins Riley & Scarborough LLP 101 Constitution Avenue, NW Washington, DC 20001 Telephone: (202) 689-2800	Alexander McClean, Esq. C. Christopher Murillo, Esq. Harter Secrest and Emery LLP 1600 Bausch & Lomb Place Rochester, NY 14604 Telephone: (585) 231-6500 Fax: (585) 232-2152

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large, accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement contains two prospectuses, as set forth below.

●	Public Offering Prospectus. A prospectus to be used for the public offering of [*] shares of common stock through the underwriters named on the cover page of this prospectus, which we refer to as the Public Offering Prospectus.

●	Resale Prospectus. A prospectus to be used for the resale by selling stockholders of [*] shares of common stock, which we refer to as the Resale Prospectus.

The Resale Prospectus is substantively identical to the Public Offering Prospectus, except for the following principal points:

●	they contain different front covers;

●	they contain different Offering sections in the Prospectus Summary;

●	they contain different Use of Proceeds sections;

●	the Capitalization and Dilution sections are deleted from the Resale Prospectus;

●	a Selling Stockholders section is included in the Resale Prospectus; and

●	the Underwriting section from the Public Offering Prospectus is deleted from the Resale Prospectus and a Plan of Distribution section is inserted in its place.

The registrant has included in this registration statement a set of alternate pages after the back cover page of the Public Offering Prospectus, which we refer to as the Alternate Pages, to reflect the foregoing differences in the Resale Prospectus as compared to the Public Offering Prospectus. The Public Offering Prospectus will exclude the Alternate Pages and will be used for the public offering by the registrant. The Resale Prospectus will be substantively identical to the Public Offering Prospectus except for the addition or substitution of the Alternate Pages and will be used for the resale offering by the selling stockholders.

The information contained herein is subject to completion or amendment. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell, nor does it seek an offer to buy these securities in any state where the offer, solicitation, or sale is not permitted.

PRELIMINARY PROSPECTUS

SUBJECT TO COMPLETION	DATED [●], 2023

[   ] Shares of Common Stock

Amphitrite Digital Incorporated is offering [●] shares of Common Stock. This is our initial public offering (the “Offering”). Prior to this Offering, there has been no public market for our Common Stock We have applied to list our Common Stock on the Nasdaq Capital Market, or Nasdaq, under the symbols “AMDI”, respectively. No assurance can be given that our application will be approved. If our Common Stock is not approved for listing on Nasdaq, we will not consummate this Offering. We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and we have elected to comply with certain reduced public company reporting requirements. See “PROSPECTUS SUMMARY — Emerging Growth Company Status.”

Investing in our securities involves a high degree of risk. See “RISK FACTORS” beginning on page 19 of this prospectus for a discussion of information that should be considered in connection with an investment in the Common Stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Offering price	$-	$-
Underwriting discounts and commissions(1)	$-	$-
Proceeds, before expenses, to us	$-	$-

(1)	See “UNDERWRITING” beginning on page 160 of this prospectus for a description of the compensation payable to the underwriters.

We have granted the underwriters an option, exercisable within 45 days from the date of this prospectus, to purchase from us up to an additional 15% of the shares of Common Stock solely for the purpose of covering over-allotments, if any. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable will be $[●], and the total proceeds to us, before expenses, will be $[●].

Delivery of the shares of common stock is expected to be made on or about [●], 2023.

Sole Book Running Manager

Maxim Group LLC

The date of this prospectus is [●], 2023

i

You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized any other person to provide you with information that is different from or adds to that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We take no responsibility for and can provide no assurance as to the reliability of any other information that others may give you. We are offering to sell and seeking offers to buy our Common Stock only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Common Stock. Our business, financial condition, results of operations and prospects may have changed since that date. We are not making an offer of any securities in any jurisdiction in which such offer is unlawful.

We own or have rights to various trademarks, service marks, and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks and trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will assert, to the fullest extent under applicable law, our rights or the right of the applicable owner of these trademarks, service marks and trade names.

Through and including [●], 2023 (25 days after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this Offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

For investors outside the United States: Neither we nor any of the underwriters has done anything that would permit this Offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this Offering in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the Offering of the shares of our common stock and the distribution of this prospectus and any such free writing prospectus outside of the United States.

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

STATEMENT REGARDING INDUSTRY AND MARKET DATA

Any market or industry data contained in this prospectus is based on a variety of sources, including internal data and estimates, independent industry publications, government publications, reports by market research firms or other published independent sources. Industry publications and other published sources has been obtained from third-party sources believed to be reliable. Our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions, and such information has not been verified by any independent sources. Accordingly, investors should not place undue reliance on such data and information.

TRADEMARKS

We have one pending trademark application with the USPTO for “Seas the Day Charters.” We have no other patents or trademarks. This prospectus contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

ii

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. Because it is a summary, it does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “Company,” “we,” “us,” “our,” or similar terms refer to Amphitrite Digital Incorporated together with its consolidated subsidiaries.

Our Business

Our Mission

Our mission is to provide exceptional vacation or staycation tours, activities and attractions to our guests while staying committed to delivering industry leading unique, fun, and educationally memorable experiences. We believe that our boats, yachts and ships are increasingly versatile, allowing consumers to use them for a wide range of maritime based tours and activities that enhance the experience on the water with family and friends. Whether a day, a week, or a lifetime, we provide our guests the “Best Day of Their Vacation.” We believe that the performance, quality, value and multi-purpose features of our maritime vessels, combined with our operating processes and platforms, built from the foundation of best-in-class digital technology, position us to achieve our goal of becoming the market share leader in North America and the Caribbean in the expanding maritime tour activity and attractions market.

Company Overview

We provide award-winning in-destination tours, activities and attractions (“TAA”) in the continental United States and the United States Virgin Islands (“USVI”) using itineraries that feature up-close encounters with marine wildlife, nature, history and culture, and promote guest empowerment and interactivity. We have pioneered innovative ways to allow our guests to connect with exotic and remote places. Many of these maritime expeditions involve travel to top vacation destinations such as the USVI, Panama City Beach, Florida, and Chicago, Illinois. We have been the recipient of TripAdvisor’s 2022 and 2023 Travelers Choice Award, and we were voted the Best Day Sail operation by the Virgin Islands Daily News for 2021 and 2022. We own and operate 50 luxury catamarans and power boats in the USVI, 12 catamaran yachts and power boats in Panama City, Florida, and offer a variety of maritime tours on Lake Michigan from Chicago on the Tall Ship Windy, a 148-foot, traditional four-masted topsail schooner ship designated as the official Tall Ship Ambassador for the City of Chicago.

In addition, we offer luxury yacht management services in the USVI on behalf of yacht owners, including marketing weeklong, all-inclusive luxury yacht vacations, general yacht management and maintenance, term charter clearing agent services for an additional 12 yachts in the Virgin Islands, and yacht sales brokerage services. We anticipate our acquisition of the Paradise Group of Companies (“PGC”) to be completed upon the consummation of this Offering. PGC currently manages and operates privately owned luxury yachts valued at over $55MM.

Our operating business units include: 1. Seas the Day Charters USVI and Magens Hideaway on St. Thomas, USVI, through our wholly owned subsidiary, STDC Holdings Incorporated (“STDC Holdings”), a USVI C-corporation, 2. Windy of Chicago, through our wholly owned subsidiary, Windy of Chicago Limited, a corporation formed in Illinois, and 3. Paradise Adventures Catamarans and Watersports in Panama City Beach, Florida, through our wholly owned subsidiary Paradise Adventures LLC, a Florida limited liability company. Additionally, upon the consummation of this Offering, it will include 4. The Paradise Group of Companies in the U.S and British Virgin Islands, through our anticipated acquisition of PGC. PGC consists of five entities which have common ownership and control. PGC includes Paradise Yacht Management, LLC, formed in July 2015, and its wholly owned subsidiary PYM (BVI) Ltd, formed in May 2022; Paradise Yacht Sales, LLC, formed in November 2019; CharterSmarter, LLC, formed in August 2020; and Paradise Yacht Clearing, LLC, formed in August 2021, (collectively referred to as “PGC” or “Paradise Group of Companies”). PGC will become a wholly owned business unit upon the closing of this Offering.

In the preceding twelve months ended June 30, 2023, over 4.86 million unique users visited our websites and social media sites to plan their activities. 97% of guest reviews of Amphitrite’s business unit services are positive reviews; 3-star (average) to 5-star (exceptional) reviews. From July 30, 2019 through June 30, 2023 on a cumulative basis, our operating units have received more than 9,400 reviews on major consumer review sites; Google Reviews, TripAdvisor, and Facebook. Of those reviews on a 5-star scale, 94% were 5-star reviews, 2% were 4-star, 1% were 3-star and 3% were 2 or 1-star reviews.

Our principal executive office is located at 6100 Red Hook Qtrs, B1-2, St. Thomas, Virgin Islands 00802. Our telephone number is 312-386-5906. Our customers book our tours through (i) our websites at www.amphitritedigital.com, www.tallshipwindy.com, www.seasthedayusvi.com, www.paradiseadventurespcb.com, www.paradiseyachtmanagement.com, www.chartersmarter.com, and www.magenshideaway.com, and (ii) strategic relationships with online travel agents (“OTAs”) to provide optimal guest experiences, revenue generation and operational efficiencies. Our websites are not part of this prospectus.

On July 31, 2022, we completed an SEC Regulation Crowdfunding and sold an aggregate of 650,034 shares of our Common Stock for proceeds of $650,034.

Corporate Structure

Our operations are conducted by our wholly owned subsidiaries. Our corporate structure as of June 30, 2023 is illustrated below:

Our corporate structure after giving effect to the PGC acquisition anticipated to close upon the consummation of this Offering is illustrated below. Upon closing of the PGC acquisition, PYM (BVI) Ltd,, Paradise Yacht Sales LLC, CharterSmarter LLC, and Paradise Yacht Clearing LLC will be wholly owned subsidiaries of Paradise Yacht Management LLC, which in turn will be a wholly owned subsidiary of the Company.

Reorganization and Acquisitions

Our predecessor, Ham and Cheese Events LLC (“HAM”) the Seas the Day business unit (“Seas the Day BU”) commenced operations in April of 2019. HAM, a Texas limited liability company, was formed in March 2012 and controlled by Hope and Scott Stawski, our President and Chairman, respectively. We were formed on April 1, 2022 by Hope and Scott Stawski and Patrick Mullet, our Vice President of Operations. As part of our formation, we formed and acquired two entities:

●	On April 1, 2022, we acquired Windy of Chicago Limited, a limited liability company formed in Illinois on March 30, 1995, which owns and operates Tall Ship Windy in Chicago, a 148-foot, traditional four-masted topsail schooner ship, in exchange for $100,000 with interest at the rate of four percent per annum to be paid on or before April 1, 2023, as provided for in a secured promissory note secured by our assets. Upon the occurrence and during the continuance of any event of default, all outstanding principal of the secured promissory note shall bear interest at the rate of ten percent per annum. As of June 30, 2023, we have paid the promissory note in full.

●	On April 19, 2022, we formed STDC Holdings Incorporated (“STDC Holdings”), a USVI C-corporation, as a wholly owned operating unit to acquire the Seas the Day BU, which includes the boat charter business in the USVI, and does business as Seas the Day Charters USVI, in exchange for the assumption of $1,948,901 of HAM’s debt and payment of $551,098.06 with interest at the rate of four percent per annum to be paid on or before April 1, 2028, as provided for in a secured promissory note secured by our assets. Upon the occurrence and during the continuance of any event of default, all outstanding principal of the secured promissory note shall bear interest at the rate of ten percent per annum. As of June 30, 2023, we have paid $184,000 toward the promissory note, leaving a balance of $396,098, including accrued and unpaid interest.

In 2023, we expanded our operations with the acquisition of an additional wholly owned subsidiary and anticipate acquiring another wholly owned subsidiary upon the consummation of this Offering:

●	On January 18, 2023, we acquired Paradise Adventures LLC, a Florida limited liability company formed on September 18, 2012, that operates a boat charter and watersports business at the Bluegreen’s Bayside Resort and Spa in Panama City Beach, Florida, and is equipped with a fleet of 12 charter vessels as well as water sports equipment, in exchange for approximately $3,200,000 subject to (a) a cash payment of $755,134 paid upon the closing of the transaction, (b) a promissory note in the amount of $2,075,999 with a simple interest at the rate of 0% percent per annum to be paid at the effective date of this registration statement, (c) a payoff of vessel liens in the amount of $408,040.06, (d) a payment of escrow deposit in the amount of $64,000 and (e) a stock assignment of 300,000 shares of common stock of the Company as provided for in the Assignment and Transfer of Stock Certificate. As of June 30, 2023, the Company has pre-paid $500,000 toward the promissory note leaving a balance of $1,575,999.

●	On October 18, 2022, we entered into a non-binding Letter of Intent to acquire the Paradise Group of Companies in the U.S and British Virgin Islands, through our anticipated acquisition of PGC, which consist of five entities which have common ownership and control. PGC includes Paradise Yacht Management, LLC, formed in July 2015, and its wholly owned subsidiary PYM (BVI) Ltd, formed in May 2022; Paradise Yacht Sales, LLC, formed in November 2019; CharterSmarter, LLC, formed in August 2020; and Paradise Yacht Clearing, LLC, formed in August 2021, (collectively referred to as “PGC” or “Paradise Group of Companies”). PGC will become a wholly owned business unit upon the closing of this Offering. On March 24, 2023 we entered into a Purchase Agreement to acquire said companies, which collectively provide luxury yacht management services and all-inclusive luxury yacht vacations for guests aboard luxury sailing and motor yachts in the Caribbean with a fleet of 36 managed yachts. In addition, PGC also provide ancillary yacht management services which include term charter broker sales activity, term charter clearing agent activity for an additional 12 yachts, yacht sales brokerage services, and yacht maintenance services. On June 6, 2023, we entered into a First Amendment to the Purchase Agreement which extended the closing date to on or before July 31, 2023. On July 31, 2023 we entered into a Second Amendment to the Purchase Agreement which extended the closing date to on or before September 15, 2023 and eliminated “Contingent Consideration” for financial performance for post-acquisition financial periods agreed upon in the initial Purchase Agreement. The purchase price was adjusted to $6,280,000 as the “Base Price” with $3,140,000 to be paid in cash at closing and the remaining balance paid by the issuance of 887,006 shares of the Company’s common stock at a value of $3.54 per share at the date and time of the closing of the transaction or by delivery of a promissory note in the amount of $3,140,000, or for any portion of the balance for which Paradise Yacht Management LLC does not exercise an option to receive the Company’s common stock. On September 15th, 2023, we entered into a Third Amendment to the Purchase Agreement which extended the closing date to on or before October 31, 2023. We anticipate our acquisition of Paradise Yacht Management LLC to be completed upon the consummation of this Offering.

Market Opportunity

The TAA market, commonly referred to as in-destination travel, includes tours, activities, attractions & events. This sector of the travel industry is the third largest sector by spending and represents the activities travelers partake ‘in destination’ when they arrive at their location. According to Verified Market Research’s January 2021 Global In-Destination Travel Market Research report, the global in-destination portion of the travel market will reach about $297.6 billion in 2026 from 133.6 US$ Million in 2022, with a CAGR of 17.3%. The North American TAA market is estimated to reach $90 billion according to the same report. The market for activities is highly fragmented with most providers offering a limited range of services at few locations with limited use of technology. We believe an opportunity exists for a well-funded provider to become brand trusted in multiple destinations.

●	Fragmentation. The tour activity operator industry is fragmented, with few large, multi-geographic players. This fragmentation results in a lack of efficiency and economy of scale. According to an October 2022 Phocuswright Research report titled ‘The outlook for travel experiences’, “More than eight in 10 operators generate less than $200,000 in annual gross sales.” According to an October 2022 Phocuswright Research publication titled ‘Move to digital gains momentum in tours and activities sector’ not only is the average TAA operator small, with the industry average being $250,000 in revenue, but TAA operators also do not tend to have longevity. 45% of current TAA businesses are less than 7 years old.

●	Technology Adoption. The digital technology revolution has not reached the in-destination tour activity operator industry. Fragmentation and TAA operators with low revenue bases are some of the causes of a low technology adoption rate in the industry. As stated in a September 2018 article published in Skift by Dan Peltier and Andrew Sheivachman, “Nearly every travel sector has leveraged the internet to modernize and give consumers a more convenient booking experience during the past two decades. Tours and activities are a notable exception largely because of global fragmentation.”

●	Value Chain Optimization. Tech-savvy consumers demand digitally enabled ease of use in all rungs of the value chain. For consumers looking for in-destination tours and activities, this includes consumer ease in researching in-destination activities and extends to the booking process and culminates in the activity itself. However, existing TAA operators have not embraced digital technology and the resulting improvements in business processes. According to Skift Research, published in March 2022, titled ‘Tours and Activities Go From Hardest Hit to In Hot Demand This Year: New Survey’, “Not all operators of tours, attractions, and experiences have adapted the latest technologies, which may mean they are leaving some money on the table as consumers switch from walk-up bookings to digital channels.” This digital enablement also extends to the actual tour and activity experience including digital guides, social media value-adds, and on activity virtual enhancement as examples.

Amphitrite Digital believes we have effectively addressed these opportunities using digital technology for our TAA business operations, including advertising and marketing, guest service, and repair and maintenance resulting in efficiencies not usually seen in this sector.

Our Solutions and Competitive Strengths

We believe our strength is our ability to re-imagine and re-map the traditional TAA operator to a futuristic, digitally enabled operating model. We believe our integrated, digitally enabled operating model allows us to exceed consumer expectations while providing a foundation for both organic growth and the continuation of an acquisition roll-up strategy. Directly addressing the market opportunities of the TAA industry, we believe the following competitive strengths support our core mission:

●	Digitally Enabled Business Operating Model. The foundation of our competitive strength is the utilization of digital technology in all aspects of our operations. We refer to this digital foundation as “The Helm.” The Helm is both an operating business model philosophy and an online and app portal, allowing our employees, contractors and associates, including sales affiliates, marketing and advertising companies and key suppliers, to access information and key technology to enhance our performance. We strive to bring this digital technology to the TAA industry, which is characterized by a low technology adoption rate. Our digital operating platform, through our agreements and licenses, is primarily comprised of the following technology service providers.

We believe our digital enabled business operating model allows us to use technology to more effectively market and book tours, manage resources and improve our operating efficiencies than our competitors. The utilization and integration of this digital technology for specific operating processes critical to the TAA industry we believe gives us competitive advantages. Some examples of areas we ‘digitally enable’ to our competitive advantage include:

Advertising and Marketing. We believe the traditional maritime TAA operator does not use advanced guest acquisition programs that are informed by inventory and revenue management analytics and objectives. We also believe the typical TAA operator does little to no direct digital advertising and instead relies on the online travel agencies (OTAs) for bookings and traditional location-based marketing such as rack-cards driven by discounts. In contrast, we use advanced analytics technology to determine utilization and revenue management metrics at various pivots; vessels, and tour days & time. We then use our advertising campaign management technology to acquire guests that positively affect the underperforming areas of utilization which we have identified; for example a specific tour day & time. In turn this helps us increase our utilization metrics in a targeted manner while using a guest acquisition program which we believe is less expensive than the traditional TAA guest acquisition model. Our direct and online guest acquisition programs achieve a cost of sale of 11.95% compared to the traditional TAA operator relying on OTA bookings paying an estimated 15% to 30% commissions according to Phocuswright in their research report titled, ‘The Outlook for Travel Experiences 2019-2025’.

Customer Service. We believe the traditional TAA operator has limited customer service initiatives due to lack of technology. In our experience, a phone number for the TAA operator is often a cell phone of the owner or operator. Emails, phone calls and text by consumers both before and after the tour will have significant variances in the method and quality of handling. In our experience most TAA operators do not use customer relationship management (CRM) technology to assist with managing a customer’s overall experience. We use digital technology to enable our guest service efforts. We use 8X8 VOIP technology to forward phone calls to a live guest services coordinator, who is available 24/7 including an in-destination/local guest services coordinator during normal tour operating hours. We use advanced reservation management tools provided by Fareharbor to manage reservations real-time by computer or phone app. Saleforce.com has been selected as our CRM enabler to provide a single and central view on the data on our affiliates, concierge partners and guests. This technology is used for guest messaging: inbound and outbound. Our guest management communications is integrated into our campaign management systems for post-tour communication. These guest services technology enablers and processes provide us a competitive advantage over the typical TAA operator that does not provide guest services at this enhanced level. We believe it has contributed to our number of positive reviews, our rankings on Tripadvisor compared to our competitors and our other guest services awards and accolades.

Repair, Maintenance and Resource Management. For maritime TAA operators, managing the resources (vessels) is vital. As an example, vessel utilization rate and specifically available utilization rate is a key performance indicator. Available utilization rate expresses the ratio of calendar days a vessel is available for tours/charter versus unavailable. Our objective is 93.3% available utilization; this equates to 28 days out of 30 days to generate revenue. We believe the typical maritime TAA operator is reactive driven to events like repair and maintenance that negatively affect available utilization rate. Amphitrite uses digital technology including MaxPanda and ServiceFusion to schedule preventative maintenance twice a month (1 day each 15 days of service) and to log, schedule and complete unexpected repairs during scheduled maintenance days or during time periods where the vessel is not scheduled for a tour; i.e. evenings. Equipment content (schematics, parts lists, etc.) is stored digitally on “The Helm” for easy access by captains and crew and repair personnel via their cell phone. This digital repair and maintenance technology also informs our marketing and advertising technology on vessel utilization which influences where we purchase advertising. These and other digital enablers, allow us to manage resources at a higher available utilization rate, as one example, than we believe other maritime TAA operators achieve.

Improve Overall Operations. One of the key performance indicators for operating efficiency is the cost of goods/services sold. Cost of labor, cost of the captain and crew labor for each tour or charter, is a key component of costs of services sold. We believe the typical maritime TAA operator relies primarily on 1099 contractors that are hired seasonally. This is the industry standard which we believe is driven by the inability of TAA operators to both produce valid revenue and utilization projections and to influence guest count or revenue projections using digital marketing channels to achieve a comfort level for an employee hire commitment. In contrast, we strive to utilize full-time, year-round employees for captains and crew which we believe results in several operating efficiencies including cost of services: cost of labor. We can hire full-time captains and crew as we have the technology for proper utilization projections, and we can positively influence utilization when needed to match our labor plan. In addition, other technology enablers assist with providing captains and crew flexible workday arrangements to meet their needs while still benefiting from a full-time employment arrangement.

We believe the three areas above are examples and representative of the competitive advantage created by our digitally enabled business operating model. Other competitive strengths include:

●	Highly Effective Marketing Program. We have a digitally enabled advertising and marketing program that emphasizes online and direct sales and is complementary to our OTA sales channel. To achieve our online and direct sales objective, we use advanced campaign management technology. Campaign management technology such as MarinOne, DiiB and tools by Google, Microsoft and Meta utilize automated routines, integrated data feeds, targeting and segmentation, real-time AI driven learning and programmatic advertising in the design, development, implementation and analysis of guest acquisition programs. Amphitrite utilizes these digitally enabled advertising and marketing programs to acquire guests at a significantly lower cost than the industry average. Our marketing programs resulted in a return on advertising spending (“ROAS”) of 839% for the twelve months ended June 30, 2023 for our operating business units of Seas the Day Charters USVI, Windy of Chicago, and Paradise Adventures LLC. For this ROAS calculation, we spent $535,467 on online advertising and marketing guest acquisition programs, primarily online search and display advertising buys on Google, Microsoft Audience Network and Meta, to achieve $4,494,380 in online and direct ticket sales. Website and social media traffic for this time period, measured by unique users, was 4.86 million, an increase of 365% year over year for our company-owned websites at tallshipwindy.com, seasthedayusvi.com, and paradiseadventurespcb.com. Our ROAS of 839% for this time period converts to a cost of online and direct revenue of 11.9%. As we believe the typical maritime TAA operator relies primarily on OTAs for guest acquisition paying between 15% and 30% commission, we believe our highly effective marketing programs described above provide us with a competitive advantage in the TAA industry.

●	Unique Maritime Charter and Activity Products and Guest Experience. Since our start in 2018, our wholly owned operations have grown from 1 yacht in St. Thomas, USVI, to 63 owned or managed boats, yachts and ships in the United States and the Caribbean.

○	In the USVI, we own and operate Seas the Day Charters USVI, a luxury day charter and tour operator in St. Thomas and St. John. Seas the Day Charters USVI owns and operates 6 luxury catamaran yachts, 5 luxury power yachts and 3 runabout power boats, Offering a variety of day sail activities, including private charters, beach and snorkeling excursions, and island-hopping adventures.

○	In the Caribbean, we will manage and operate the Paradise Group of Companies, the leading multi-day luxury yacht charter operation in the Leeward Islands. We anticipate our acquisition of the Paradise Group of Companies to be completed upon the consummation of this Offering. Operating out of the USVI and the British Virgin Islands, the Paradise Group of Companies manages and markets 36 privately owned luxury yachts with a market value of over $55 million and provides yacht clearing agent services for an additional 12 yachts. The Paradise Group of Companies specializes in week-long, luxury ‘crewed’ yacht charters with destinations throughout the Leeward Islands.

○	In Florida, we own and operate Paradise Adventures Catamarans and Watersports from the Bluegreen’s Bayside Resort and Spa in Panama City Beach, Florida. The Paradise Adventures fleet of all company-owned vessels includes 2 catamarans, 1 monohull luxury sailing yacht, 2 powerboats, 7 pontoon boats and 1 work barge for a variety of excursions, including sightseeing, dolphin tours, snorkeling, watersports and private parties.

○	On Lake Michigan, we own and operate Windy of Chicago Ltd, which owns and operates Tall Ship Windy. Tall Ship Windy is the Official Tall Ship Ambassador for the City of Chicago; designated and commended by Mayor Richard Daly and the Chicago City Council in 2006. The Tall Ship Windy sails daily from Navy Pier in Chicago from May through September and offers skyline sails, sunset sails, fireworks sails, as well as a premium location for weddings, private parties and full ship charters for corporate events.

○	In St. Thomas, USVI, we sublease Magens Hideaway, a luxury villa and bed and breakfast Offering land and sea vacations and activities to its guests. Magens Hideaway comprises three buildings surrounding a quietly bubbling fountain and tropical garden views in the traditional Caribbean Danish architectural style. Accommodating 14 guests, the luxury property sits atop Peterborg peninsula on St. Thomas and overlooks Magens Bay on the south side and the British Virgin Islands on its north side.

●	Company-owned Marketing and Distribution Channels. Our key marketing philosophy is to own the predominance of our guest acquisition and retention channels. Our primary marketing objective is to utilize our digitally enabled advertising and marketing to drive sales through our company-owned websites (tallshipwindy.com, seasthedayusvi.com, paradiseadventurespcb.com, paradiseyachtmanagement.com, chartersmarter.com, and magenshideaway.com) and direct bookings, as this channel powered by our digitally-enabled online advertising has the lowest cost of sale at 11.9% for the twelve months ended June 30, 2023.

○	We have made substantial progress with fully automating the charter and activity booking process by utilizing best of class digital reservation technologies, API linkages, transparent pricing strategies, effective automated customer service tools, and improved multi-channel communication. The company has completed and implemented fully automated, self-service websites and reservation platforms for the business units of Seas the Day Charters USVI, Windy of Chicago and Paradise Adventures. The company completed and implemented a fully automated, self-service reservation website and platform for the Paradise Group of Companies on September 1, 2023; www.chartersmarter.com.

○	Company-owned websites, direct ticket sales and other non-OTA channels represented 64% of our revenue in the twelve months ended March 31, 2023. We will strive to grow revenue by emphasizing online and direct bookings at a cost of sale lower than the OTA channel provides. We believe OTA channels typically charge between a 15% to a 30% commission, the continued movement of sales to company-owned online and direct sales channels at an 11.9% cost of sale is a competitive advantage.

○	Recognizing that OTAs will continue to play an important role in the sector, we continue to develop strategic relationships with certain OTAs, including Expedia, TripAdvisor, TripShock and GetYourGuide, which represented 36% of our revenue in the twelve months ended March 31, 2023. Our primary OTA provider, TripAdvisor, represented 29% of revenue for the twelve months ended March 31, 2023. Viator through its online travel agency websites including TripAdvisor.com and Viator.com promotes and sells the company’s tours. We anticipate that strategic partnerships with global and regional OTAs will continue to augment our primary direct channel.

●	Highly Experienced Management Team. Our management team consists of highly skilled technology, marketing and hospitality professionals. See “Management” beginning on page 130 of this prospectus for a detailed discussion of our management team.

○

Scott Stawski, our co-Founder and Executive Chairman of the Board of Directors is a recognized digital technology thought leader. He has served in various executive roles at leading technology companies including DXC Technology (NYSE: DXC) and its predecessor company Hewlett Packard. Mr. Stawski authored Inflection Point – How the Convergence of Cloud, Mobility, Apps and Data Will Shape the Future of Business, which was published and distributed globally by Pearson FT Press in 2015. In 2019, McGraw-Hill published his second book, The Power of Mandate – How Visionary Leaders Keep Their Organization Focused on What Matters Most.

○	Rob Chapple, our Chief Executive Officer and Director has over 25 years of experience in leading marketing and business operations in various industries. Since January 2020, Mr. Chapple served as the co-founder and chief customer officer of New York-based Esellas, a revenue performance management company. Prior to that, from 2017 to 2019, Mr. Chapple served as the chief revenue officer for Civis Analytics, a Google Eric Schmidt backed venture, where he helped create new data analytics product strategies and go to market initiatives. Mr. Chapple held various global management roles from 2001 until 2017 with Hewlett Packard Enterprise Services and its predecessor EDS.

○	Hope Stawski, our co-Founder, President and Director is an accomplished hospitality executive with many years in management positions at ARAMARK, Hyatt-Regency and other leading hospitality companies. Hope Stawski leads the guest services and day-to-day charter operations of the company and has proven invaluable in developing our award-winning guest experience program. She is also deeply involved in all aspects of recruitment, merchandising and special events.

○	Patrick Mullett, our co-Founder, Vice President of Operations and Director, is a seasoned hospitality executive, most recently VP of Operations for Margaritaville Caribbean Group, responsible for the opening and management of Jimmy Buffett’s Margaritaville restaurants in the Caribbean. Pat Mullett is responsible for the daily operations in the Caribbean.

○	Amphitrite Digital has an independent Board of Directors consisting of financial, merger and acquisition, technology, hospitality and safety experts who are a source of valuable counsel and oversight to the company.

Growth Strategy

The in-destination tour activities and attractions industry is highly fragmented with a low technology adoption rate. According to a November 2023 Phocuswright Conference article titled, ‘The Future of Experiences: Tours, Activities, Attractions’, “Tours, activities and attractions (TAA) is perhaps the most diverse and fragmented sector in the global tourism industry. It is also the least understood and studied.” According to a Tourwriter article titled, ‘The travel industry is resilient,’ the industry has proven to be highly resilient and has rapidly rebounded after global crises. According to an October 2022 Phocuswright Research titled, ‘The outlook for travel experiences’, “Gross industry revenue will surpass 2019 by 2024, when global gross bookings will reach $260 billion.”

With increasing global and North American consumer spending on tours, activities and attractions, and the increased need for a digitally optimized business operating model in the TAA industry, the company believes that the market opportunity in this space will be best captured by TAA operators who embrace digital technology as an enabler to their major business processes. Key elements of our growth strategy include:

●	Customer Segment Targets. Our marketing objective is to focus on obtaining guests using our digitally enabled operations without discounting. The customer segments we actively target include:

○	Consumer Vacationers: Individuals and families planning and conducting vacations in the geographies we serve;

○	Consumer Staycationers: Individuals and families residing in the geographies we serve; and

○	Businesses and Business Groups. Businesses and business groups desiring to have corporate events in the growing geographies we serve.

●	Organic Growth in Existing Geographies. We plan to grow our operations solely in North America and the Caribbean over the next 5 years. We believe a 15% market share for maritime tours and activities in each geography entered achieves the economies of scale and operational efficiency to maximize profitability. In each geography entered, we will continue to use our competitive strength in digitally enabled guest acquisition to achieve this target. In the near term, we will continue to work on organic growth to achieve our market share goals in Chicago, Panama City Beach, Florida and the Virgin Islands.

●	Acquisition / Roll-up Strategy. The TAA industry is fragmented, and current operators have a low technology adoption. According to an October 2022 Phocuswright Research titled, ‘The outlook for travel experiences’ discussed above, “Tour and attraction operators, which have historically lagged in digital adoption, may cede ground in online market share to faster- moving OTAs.” These challenges present an opportunity for us to pursue an acquisition roll-up strategy. We have successfully acquired TAA operators in Chicago, Florida and the Caribbean. The company has an active acquisition pipeline and it is the company’s intent to complete further acquisitions in the next twelve months.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY
AND A SMALLER REPORTING COMPANY

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

●	only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

●	reduced disclosure about our executive compensation arrangements;

●	no non-binding advisory votes on executive compensation or golden parachute arrangements; and

●	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this Offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. Additionally, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, therefore, while we are an emerging growth company, we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies.

We are also a “smaller reporting company” as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies until the fiscal year following the determination that our voting and non-voting common stock held by non-affiliates is greater than $250 million measured on the last business day of our second fiscal quarter, or our annual revenues are less than $100 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is more than $700 million measured on the last business day of our second fiscal quarter.

SUMMARY RISK FACTORS

●	Scott Stawski, our co-Founder, Executive Chairman and Chief Revenue Officer, and Hope Stawski, our co-Founder and President, are husband and wife collectively hold approximately 58% of our Common Stock as of June 30, 2023 and will collectively hold [●]% of our Common Stock post this Offering, giving them the ability to influence the outcome of director elections and other matters requiring stockholder approval.

●	We depend on our executive officers, particularly Scott and Hope Stawski, our co-Founder, Executive Chairman, and Chief Revenue Officer and co-Founder and President, Rob Chapple, our CEO and other key employees, and the loss of one or more of these employees could materially adversely affect our business.

●	Our Articles of Incorporation provide that we will indemnify our directors and officers to the fullest extent permitted by law.

●	Our management will have broad discretion over the use of the proceeds we receive in this Offering and might not apply the proceeds in ways that increase the value of your investment.

●	Financial Industry Regulatory Authority (“FINRA”) sales practice requirements may limit a stockholder’s ability to buy and sell our stock.

●	Future sales of our Common Stock, warrants, or securities convertible into our Common Stock may depress our stock price.

●	We may, in the future, issue additional securities, which would reduce investors’ percentage of ownership and dilute the value of your investment in our Common Stock.

●	No active trading market for our Common Stock currently exists, and an active trading market may not develop or be sustained following this Offering.

●	The prices of our securities may be volatile, which could subject us to securities class action litigation and prevent you from being able to sell your shares at or above the Offering price.

●	If you purchase shares in this Offering, you will suffer immediate dilution of your investment.

●	We have not and do not expect to declare any cash dividends to our stockholders in the foreseeable future.

●	Once listed on Nasdaq, our failure to meet the continued listing requirements of Nasdaq could result in a delisting of our Common Stock.

●	An active, liquid and orderly trading market for our Common Stock may not develop, the price of our stock may be volatile, and you could lose all or part of your investment.

●	We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our Common Stock less attractive to investors.

●	If we are unable to establish appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations, resulting in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, cause investors to lose confidence in our reported financial information and have a negative effect on the market price for shares of our Common Stock.

●	We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could adversely affect our operating results.

●	The financial and operational projections that we may make from time to time are subject to inherent risks.

●	If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, the market price and trading volume of our Common Stock could decline.

●	Instances of foodborne illness and outbreaks of disease, as well as negative publicity relating thereto, could result in reduced demand for our menu offerings and negatively impact our business.

●	We may not be able to achieve our financial and climate-related performance goals.

●	The potential unavailability of insurance coverage, an inability to obtain insurance coverage at commercially reasonable rates or our failure to have coverage in sufficient amounts to cover our incurred losses may adversely affect our financial condition or results of operations.

●	Litigation, enforcement actions, fines or penalties could adversely impact our financial condition or results of operations and/or damage our reputation.

CORPORATE INFORMATION

We are incorporated under the laws of the United States Virgin Islands on April 1, 2022. Our principal executive office is located at 6100 Red Hook Qtrs, B1-2, St. Thomas, Virgin Islands 00802. Our phone number is 312-386-5906. Our website address is www.amphitritedigital.com. We do not incorporate the information on or accessible through our website as part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

THE OFFERING

The following summary of the Offering contains basic information about the Offering and our securities and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of our securities, please refer to the section of this prospectus entitled “DESCRIPTION OF SECURITIES.”

Common Stock offered by us	We are offering [●] shares of Common Stock.

Public Offering Price	The assumed public offering price is between $[●] and $ [●] per share of Common Stock.

Common Stock outstanding before this Offering(1)	11,368,601 shares of Common Stock

Common Stock outstanding after this Offering(1)	[●] shares of Common Stock or [●] shares if the underwriters exercise their over-allotment option in full, and assuming in each case, no exercise of the Underwriters’ Warrants.

Over-allotment option	The underwriters have an option for a period of 45 days to purchase from us up to an additional 15% of the shares of Common Stock sold in this public Offering solely for the purpose of covering over-allotments, if any.

Use of Proceeds

We expect to receive approximately $[●] net proceeds from this Offering (approximately $[●] if the underwriters exercise their over-allotment option in full), assuming an Offering price of $[●] per share of Common Stock, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated Offering expenses payable by us.

We plan to use the proceeds of the Offering for technology development, marketing program expansion, executive and management recruitment, debt retirement and future acquisitions. Please see “USE OF PROCEEDS” on page 48 of this prospectus for a more complete description of the intended use of proceeds from this Offering.

Underwriters’ Warrants(2)	Upon the closing of this Offering, we have agreed to sell to the representative of the underwriters of this Offering, or its permitted designees, for nominal consideration, warrants to purchase 8% of the shares of Common Stock sold in this Offering as additional consideration to the underwriters in this Offering. The Underwriters’ Warrants will have an exercise price equal to 100% of the public Offering price in this Offering and shall be exercisable commencing six (6) months after the effective date of the registration statement related to this Offering, and will expire five years after the commencement of sales of this Offering. The Underwriters’ Warrants will contain customary anti-dilution, “cashless” exercise and registration rights provisions. For additional information regarding our arrangement with the underwriters, please see “UNDERWRITING.”

Risk Factors	Investing in our securities is highly speculative and involves a high degree of risk. You should carefully consider the information set forth in this prospectus and, in particular, the specific factors set forth in the “RISK FACTORS” section beginning on page 19 of this prospectus before deciding whether or not to invest in our securities.

Proposed Nasdaq Ticker Symbol	We have applied to list our Common Stock on the Nasdaq Capital Market, or Nasdaq, under the symbol “AMDI.” No assurance can be given that our application will be approved. If our Common Stock is not approved for listing on Nasdaq, we will not consummate this Offering.

Lockups	We and our directors, officers, and holders of 1% of our outstanding securities have agreed with the underwriters not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of the Common Stock for a period of 180 days from the effectiveness of this registration statement., in the case of our company and our officers and directors. See “UNDERWRITING” on page 160.

(1)	The number of shares of Common Stock outstanding after this Offering, as set forth in the table above, is based on [●] shares of the Common Stock outstanding as of [●] 2023, which excludes, as of that date, (i) outstanding options to purchase [●] shares of the Common Stock granted as of the date of this Offering pursuant to our Incentive Plans adopted on April 1, 2022 (the “Plan”) (ii) options to purchase [●] shares of our Common Stock available for future issuance under the Plan and (iii) Underwriters’ Warrants will not be exercisable for six (6) months from the effective date of this Registration Statement and will expire five (5) years from such date entitling the underwriters to purchase 8% of the number of shares of the Common Stock sold in this Offering, at an exercise price equal to 100% of the public offering price. For additional information regarding our arrangement with the underwriters, please see “UNDERWRITING.”
(2)	The actual shares of Common Stock and Underwriters’ Warrants that we will offer and that will be outstanding after this Offering will be determined based on the actual public offering price.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary financial data have been derived from the Company’s (i) unaudited consolidated financial statements included elsewhere in this prospectus as of June 30, 2023 and for six months ended June 30, 2023 and 2022 and (ii) audited financial statements as of and for the years ended December 31, 2022 and 2021 that are included elsewhere in this prospectus. The financial statements have been prepared and presented in accordance with U.S. GAAP. The results for the six months ended June 30, 2023 are not necessarily indicative of the results expected for a full year or for future periods. In the opinion of the Company’s management, the unaudited consolidated financial statements for interim periods include all adjustments consisting of normal recurring adjustments necessary for a fair statement of the results for such interim periods. This summary financial information should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Unaudited Pro Forma Consolidated Financial Information” and the Company’s audited consolidated financial statements and the related notes included elsewhere in this prospectus.

	For the Six Months Ended June 30,		For the Year Ended December 31,
(in USD dollars)	2023	2022	2022	2021
	(unaudited)		(audited)
Consolidated Statements of Operations Data:
Revenue	$3,761,459	$2,205,946	$4,591,690	$2,059,001
Cost of revenue	$2,670,657	$1,278,741	$3,791,356	$1,633,373
Operating loss	$(2,490,401)	$(876,828)	$(2,594,886)	$100,901
Net loss	$(3,180,155)	$(1,197,338)	$(3,010,701)	$72,624

	As of June 30,	As of December 31,
(in USD dollars)	2023	2022	2021
	(unaudited)	(audited)
Consolidated Balance Sheet Data:
Cash (includes restricted cash)	$62,000	$134,868	$1,027
Total Assets	$9,038,232	$4,904,395	$1,681,162
Total Liabilities	$9,997,410	$6,222,817	$1,864,218
Working Capital (deficit)(1)	$(5,009,169)	$(1,616,875)	$(487,248)

(1)	Working capital deficit is defined as the difference between current assets and current liabilities including acquisition debt to be paid with use of proceeds from this Offering.

Certain Non-GAAP Financial Measures

Amphitrite uses Adjusted EBITDA to identify and target operational results which is beneficial to management and investors in evaluating operational effectiveness. Adjusted EBITDA is a supplemental measure of the Company’s performance that is not required by, or presented in accordance with, U.S. GAAP. Adjusted EBITDA is not a measurement of Amphitrite’s financial performance under U.S. GAAP and should not be considered as an alternative to net income (loss) or any other performance measure derived in accordance with U.S. GAAP. Amphitrite’s calculation of this non-GAAP financial measure may differ from similarly titled non-GAAP measures, if any, reported by other companies. This non-GAAP financial measure should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP.

Non-GAAP financial measures have limitations in their usefulness to investors because they have no standardized meaning prescribed by GAAP and are not prepared under any comprehensive set of accounting rules or principles. In addition, non-GAAP financial measures may be calculated differently from, and therefore may not be directly comparable to, similarly titled measures used by other companies.

Amphitrite presents Adjusted EBITDA because it considers this measure to be an important supplemental measure of its performance and believes it is frequently used by securities analysts, investors, and other interested parties in the evaluation of companies in its industry. Management believes that investors’ understanding of the Company’s performance is enhanced by including this non-GAAP financial measure as a reasonable basis for comparing its ongoing results of operations.

Amphitrite calculates Adjusted EBITDA as net income (loss) adjusted for depreciation and amortization, interest expense, income tax expense, share-based compensation expenses, legal settlements, non-recurring expenses related to acquisitions, and transaction expenses related to this offering.

The following table presents a reconciliation of Adjusted EBITDA to loss for each of the periods indicated.

	Six Months Ended June 30,		Year End December 31,
(in USD dollars)	2023	2022	2022	2021
Net loss	$(3,180,155)	$(1,197,338)	$(3,010,701)	$72,624
Addback:
Depreciation and amortization	469,215	220,007	587,922	230,448
Interest expense	844,025	91,343	190,249	44,555
Income tax expense (benefit)
Settlements(1)			250,000
Share-based compensation expense(2)	1,420,081	688,125	1,654,546
Non-recurring expenses related to acquisitions(3)	691,927	410,973	562,348
Transaction costs(4)	375,000	115,000	220,000
Adjusted EBITDA	$620,093	$337,110	$454,364	$347,627

(1)	Represents an adjustment for a non-recurring legal settlement for $250,000.
(2)	Represents non-cash expenses related to equity-based compensation programs used primarily for employee retention incentives related to acquisitions, which vary from period to period depending on various factors including the timing, number, and the valuation of awards.
(3)	Represents non-recurring expenses related to the acquisition of Paradise Adventures LLC in January 2023, the pending acquisition of the Paradise Group of Companies to close with this Offering and the acquisition of Windy of Chicago Ltd in January 2022.
(4)	Represents costs related to a public company transaction, including accounting, legal, and listing costs.

SUMMARY UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The summary unaudited pro forma consolidated financial data of the Company presented below has been derived from our unaudited pro forma consolidated financial statements included elsewhere in this prospectus. The summary unaudited pro forma consolidated financial data give effect to the acquisition of Paradise Adventures LLC on January 18, 2023, the pending acquisition of the Paradise Group of Companies to occur with the use of proceeds described in “Our Organizational Structure” and “Use of Proceeds,” and the financial impact of this Offering.

The summary unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2023, and for the year ended December 31, 2022, gives effect to the of acquisition of Paradise Adventures LLC on January 18, 2023 as if it had occurred on January 1, 2022. The summary unaudited pro forma condensed combined balance sheet as of June 30, 2023, gives effect to the acquisition of the Paradise Group of Companies, to occur with the Use of Proceeds from this Offering, as if it had occurred on June 30, 2023. The summary unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2023, and for the year ended December 31, 2022, gives effect to the of acquisition of the Paradise Group of Companies, to occur with the Use of Proceeds from this Offering, as if it had occurred on January 1, 2022. The summary unaudited pro forma condensed combined balance sheet as of June 30, 2023, gives effect to the financial impact of this Offering, as if it had occurred on June 30, 2023. The summary unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2023, and for the year ended December 31, 2022, gives effect to the financial impact of this Offering, as if it had occurred on January 1, 2022.

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2022 combines figures derived from the separate audited consolidated statement of operations of our Company, Paradise Adventures LLC and The Paradise Group of Companies’ audited consolidated statement of operations for the year ended December 31, 2022. The unaudited pro forma consolidated financial information includes various estimates which are subject to material change and may not be indicative of what our operations or financial position would have been had this Offering and related transactions taken place on the dates indicated, or that may be expected to occur in the future.

Our historical results presented herein are not necessarily indicative or predictive of results in any future period. In our opinion, any unaudited financial and non-GAAP measurements presented herein represent a fair presentation of such financial data. We recommend reading the following information in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” “Business” and our consolidated financial statements and related footnotes included in this prospectus. Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for further discussion of the use of the below non-GAAP financial measures.

This summary pro forma financial information should be read in conjunction with the section entitled “Unaudited Pro Forma Consolidated Financial Information” and the related notes included elsewhere in this prospectus.

(in USD dollars)	As of June 30, 2023
Unaudited Pro Forma Consolidated Balance Sheet Data:
Cash	$5,249,695
Total Assets	$20,318,047
Total Liabilities	$8,846,297
Total shareholders’ equity	$11,471,750

	For the Six Months Ended June 30,	For the Year Ended December 31,
(in USD dollars)	2023	2022
	(unaudited)
Unaudited Pro Forma Consolidated Statements of Operations Data:
Revenue	$9,673,620	$17,159,436
Cost of revenue, including vessel depreciation expense	$7,252,942	$13,394,526
Operating profit (loss)	$(1,074,359)	$(2,808,502)
Net profit (loss)	$(1,022,244)	$(2,904,581)
Weighted average shares outstanding – basic and diluted	$12,375,023	$9,681,631
Net profit (loss) per share – basic and diluted	$(0.24)	$(0.30)

RISK FACTORS

An investment in our securities involves a high degree of risk. In addition to the other information contained in this prospectus, the following risks have the potential to impact our business and operations. These risk factors are not exhaustive, and all investors are encouraged to perform their own investigation with respect to our business, financial condition and prospects. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe are immaterial could have a material adverse effect on our business, financial condition, results of operations and future growth prospects. The trading price of our securities could decline due to any of these risks, and, as a result, you may lose all or part of your investment.

Macroeconomic, Business, Market and Operational Risks

Adverse economic or other conditions could reduce the demand for maritime vessels and passenger spending, adversely impacting our operating results, cash flows and financial condition including impairing the value of our goodwill, ships, trademarks and other assets and potentially affecting other critical accounting estimates where the impact may be material to our operating results.

Demand for maritime vessels is affected by international, national, and local economic conditions. Weak or uncertain economic conditions may impact consumer confidence and pose a risk as vacationers postpone or reduce discretionary spending. This, in turn, may result in cruise booking slowdowns, decreased cruise prices and lower onboard revenues. Given the global nature of our business, we are exposed to many different economies, and our business could be negatively impacted by challenging conditions in any of the markets in which we operate, and/or related reactions by our competitors in such markets.

Our operating costs could increase due to market forces and economic or geopolitical factors beyond our control.

Our operating costs, including fuel, food, payroll and benefits, airfare, taxes, insurance, and security costs, can be and have been subject to increases due to market forces and economic or geopolitical conditions or other factors beyond our control, including global inflationary pressures, which have increased our operating costs. Increases in these operating costs have affected, and may continue to adversely affect, our future profitability.

In particular, increases in fuel prices have and could continue to materially and adversely affect our business as fuel prices impact not only our fuel costs, but also some of our other expenses, such as crew travel, freight, and commodity prices. Mandatory fuel restrictions may also create uncertainty related to the price and availability of certain fuel types potentially impacting operating costs.

Price increases for commercial airline services for our guests or major changes or reduction in commercial airline services and/or availability could adversely impact the demand for cruises and undermine our ability to provide reasonably priced vacation packages to our guests.

Many of our guests depend on scheduled commercial airline services to transport them to or from the ports where our maritime tours embark or disembark. Increases in the price of airfare would increase the overall price of the vacation to our guests, which may adversely impact demand for our tours and excursions. In addition, changes in the availability and/or regulations governing commercial airline services could adversely affect our guests’ ability to obtain air travel, as well as our ability to transfer our guests to or from our cruise ships, which could adversely affect our results of operations.

Terrorist attacks, war, and other similar events could have a material adverse impact on our business and results of operations.

We are susceptible to a wide range of adverse events, including terrorist attacks, war, conflicts, civil unrest and other hostilities. The occurrence of these events or an escalation in the frequency or severity of them, and the resulting political instability, travel restrictions and advisories and concerns over safety and security aspects of traveling or the fear of any of the foregoing, have had, and could have in the future, a significant adverse impact on demand and pricing in the travel and vacation industry. These events could also result in additional security measures taken by local authorities which have, and may in the future, impact access to ports and/or destinations. In addition, such events have led, and could lead, to disruptions, instability and volatility in global markets, supply chains and industries, increased operating costs, such as fuel and food, and disruptions affecting fleet modernization efforts, any of which could materially and adversely impact our business and results of operations. Further, such events could have the effect of heightening the other risks we have described in this report, any of which also could materially and adversely affect our business and results of operations.

Events and conditions around the world, including war and other military actions, such as the current invasion of Ukraine, heightened inflation and other general concerns impacting the ability or desire of people to travel, have led, and may in the future lead, to a decline in demand for travel, impacting our operating costs and profitability.

We have been, and may continue to be, impacted by the public’s concerns regarding the health, safety and security of travel, including government travel advisories and travel restrictions, political instability and civil unrest, terrorist attacks, war and military action, most recently the current invasion of Ukraine, and other general concerns. The current invasion of Ukraine and its resulting impacts, including supply chain disruptions, increased fuel prices and international sanctions and other measures that have been imposed, have adversely affected, and may continue to adversely affect, our business. These factors may also have the effect of heightening many other risks to our business, any of which could materially and adversely affect our business and results of operations. Additionally, we have been, and may continue to be, impacted by heightened regulations around customs and border control, travel bans to and from certain geographical areas, voluntary changes to our itineraries in light of geopolitical events, government policies increasing the difficulty of travel and limitations on issuing international travel visas. We have been, and may continue to be, impacted by inflation and supply chain disruptions and may also be impacted by adverse changes in the perceived or actual economic climate, such as global or regional recessions, higher unemployment and underemployment rates and declines in income levels.

Our reliance on shipyards, their subcontractors and our suppliers to implement our ship upgrade programs and to repair and maintain our ships exposes us to risks which could adversely impact our business.

We rely on shipyards, their subcontractors and our suppliers to effectively repair, maintain, and upgrade our existing ships on a timely basis and in a cost-effective manner. There are a limited number of shipyards with the capability and capacity to build, repair, maintain and/or upgrade our ships. As such, any disruptions affecting the fleet modernization supply chain will adversely impact our business as there are limited substitutes.

Suspensions and/or slowdowns of work at shipyards, could impact our ability to timely and cost-effectively procure new capacity, and our ability to execute scheduled drydocks and/or fleet modernizations. Variations from our plan could have a significant negative impact on our business operations and financial condition.

Building, repairing, maintaining and/or upgrading a ship is sophisticated work that involves significant risks. Material increases in commodity and raw material prices, and other cost pressures impacting the construction of a new ship, such as the cost of labor and financing, could adversely impact the shipyard’s ability to build the ship on a cost-effective basis. We may be impacted if shipyards, their subcontractors, and/or our suppliers encounter financial difficulties, supply chain, technical or design problems when building or repairing a ship. These problems have impacted and may in the future impact the timely delivery or cost of new ships or the ability of shipyards to repair and upgrade our fleet in accordance with our needs or expectations. In addition, delays, mechanical faults and/or unforeseen incidents may result in cancellation of cruises or delays of new ship orders or necessitate unscheduled drydocks. Such events could result in lost revenue, increased operating expenses, or both, and thus adversely affect our results of operations.

As a maritime tour activity operator, the nature of the company’s business is such where mechanical failure, boat repair, and the potential for guest personal injury have the potential for adverse financial impact to the company.

The company’s main venues for its guest charters and tour operations are maritime vessels including tenders, boats, yachts and ships. These vessels operate in the Caribbean, on inland waterways and near shore of the continental United States and on the Great Lakes. Maritime vessels may be negatively impacted by mechanical failure including unforeseen maintenance issues, floating obstructions, unforeseen natural occurrences and normal wear and tear of the vessel. The company’s tour activity business is conducted on water and may include in-water activities including swimming, snorkeling and other activities that may increase the risk of personal injury to our guests. These factors may have the effect of heightening legal and financial risks to our business. The sophisticated nature of repairing and revitalizing a ship involves risks, and shipyards may encounter financial, technical or design problems when doing these jobs. Delays in boat repair, revitalization or mechanical failures have in the past and may in the future result in delays or cancellations of expeditions and unscheduled drydocks and repairs of boats. If there is a significant accident, mechanical failure or similar problem involving a boat, we may have to place a boat in drydock for an extended period for repairs. Any such delays, cancellations of expeditions and/or unscheduled drydockings could have a material adverse effect on our business, results of operations and financial condition. These events and any related adverse publicity could result in lost revenue, increased operating expenses, or both, and thus adversely affect our results of operations.

The company’s tour activity business includes charter and tour options where food and alcohol may be consumed by the company’s guests. Food and alcohol consumption by our guests may increase the legal and financial risks to the company.

The company sells maritime tours and charters some of which include an option for guests to purchase food and / or alcohol products. Providing guests with food products may increase the legal and financial risk to the company including the risk related to inadequate disclosure, food allergy, and food contamination. Providing guests with alcohol products may increase the risk of guest injury. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of each vessel, including minimum age of patrons and employees; hours of operation; advertising; wholesale purchasing; inventory control; and handling, storage and dispensing of alcoholic beverages. The failure to receive or retain a liquor license, or any other required permit or license, in a particular location, or to continue to qualify for, or renew licenses, could have a material adverse effect on operations and our ability to obtain such a license or permit in other maritime vessels. These factors associated with the company providing food and / or alcohol consumption has the effect of increasing legal and financial risk to the company.

Instances of foodborne illness and outbreaks of disease, as well as negative publicity relating thereto, could result in reduced demand for our menu offerings and negatively impact our business.

Our supply chain and food safety controls and training may not be fully effective in preventing all food safety issues at our venues on our maritime vessels, including any occurrences of foodborne illnesses such as salmonella, E. coli and hepatitis A. In addition, we rely on third-party vendors, making it difficult to monitor food safety compliance and increasing the risk that foodborne illness would affect multiple locations rather than a single maritime vessel. Some foodborne illness incidents could be caused by third-party vendors and distributors outside of our control.

New illnesses resistant to our current precautions may develop in the future, or diseases with long incubation periods could arise, that could give rise to claims or allegations on a retroactive basis. One or more instances of foodborne illness in any of our venues or markets or related to food products we sell could negatively affect our venue sales nationwide if highly publicized on national media outlets or through social media. This risk exists even if it were later determined that the illness was wrongly attributed to us or one of our vessels. A number of restaurant chains have experienced incidents related to foodborne illnesses that have had material adverse effects on their operations. The occurrence of a similar incident at one or more of our vessels, or negative publicity or public speculation about an incident, could reduce customer demand for our maritime vessels and negatively impact demand for our maritime tours.

Disease outbreaks and an increase in concern about the risk of illness and the ongoing impact of the COVID-19 pandemic on our business and the impact on our results of operations is uncertain.

Disease outbreaks and increased concern related to illness when traveling to, from, and on our maritime vessels such as COVID-19 could cause a drop in demand for tours and charters, guest cancellations, travel restrictions, an unavailability of ports and/or destinations, cruise cancellations, ship redeployments and an inability to source our crew, provisions or supplies from certain places. In addition, we may be subject to increased concerns that cruises are more susceptible than other vacation alternatives to the spread of infectious diseases. The extent of the effects of the COVID-19 pandemic on our business, results of operations, cash flows and growth prospects are uncertain and will ultimately depend on future developments.

Our business is dependent on the ability of consumers to travel, particularly by air. The ability of consumers to travel internationally has been significantly impacted by the various travel restrictions between countries. While performance has improved with the relaxation of these restrictions, economic and operating conditions for our business may not fully recover until consumers are once again willing and able to travel, more companies have re-opened and fully staffed their offices and our travel suppliers are once again able to serve those consumers. This may not occur until well after the broader global economy has fully recovered and recent inflationary, labor and supply chain disruption challenges abate. Additionally, our business is also dependent on travel and expense spending patterns. Macroeconomic uncertainty in key geographical areas as a consequence of direct or indirect impacts of COVID-19 may negatively impact travel and expense spending. Even though we have seen improvements in the economic and operating conditions for our business since the outset of the COVID-19 pandemic, we cannot predict the long-term effects of the COVID-19 pandemic on our business or the travel industry as a whole. If the travel industry is fundamentally changed by the COVID-19 pandemic in ways that are detrimental to our operating model, our business may continue to be adversely affected even if the broader global economy recovers.

To the extent that the COVID-19 pandemic continues to adversely affect our business and financial performance, it may also have the effect of heightening many of the other risks identified in this “RISK FACTORS” section, such as those relating to our substantial amount of outstanding indebtedness.

Incidents on maritime vessels, at port facilities, land destinations and/or affecting the maritime vessels vacation industry in general, and the associated negative media coverage and publicity, have affected and could continue to affect our reputation and impact our sales and results of operations.

Maritime vessels, private destinations, port facilities and shore excursions operated and/or offered by us and third parties may be susceptible to the risk of accidents, illnesses, mechanical failures, environmental incidents and other incidents which could bring into question safety, health, security and vacation satisfaction and negatively impact our sales, operations and reputation. Incidents involving cruise ships, and, in particular the safety, health and security of guests and crew and the media coverage thereof, including those related to the COVID-19 pandemic, have impacted and could continue to impact demand for our cruises and pricing in the industry. In particular, we cannot predict the impact on our financial performance and the public’s concern regarding the health and safety of travel, especially by cruise ship, and related decreases in demand for travel and cruising. Moreover, our ability to attract and retain guests and crew depends, in part, upon the perception and reputation of our company and our brands and the public’s concerns regarding the health and safety of travel generally, as well as regarding the cruising industry and our ships specifically. Our reputation and our business could also be damaged by continued or additional negative publicity regarding the cruise industry in general, including publicity regarding the spread of contagious disease such as COVID-19, over-tourism in key ports and destinations and the potentially adverse environmental impacts of cruising. The considerable expansion in the use of social and digital media has compounded the potential scope and reach of any negative publicity. In addition, incidents involving cruise ships may result in additional costs to our business, increasing government or other regulatory oversight and, in certain cases, potential litigation.

Significant weather, climate events and/or natural disasters could adversely impact our business and results of operations.

Natural disasters (e.g., earthquakes, volcanos, wildfires), weather and/or climate events (including hurricanes and typhoons) could impact our source markets and operations resulting in travel restrictions, guest cancellations, an inability to source our crew or our provisions and supplies from certain places. We are often forced to alter itineraries and occasionally cancel a tour or a series of maritime vessel supported tours or to redeploy our maritime vessels due to these types of events, which could have an adverse effect on our sales, operating costs and profitability in the current and future periods. Increases in the frequency, severity or duration of these types of events could exacerbate their impact and disrupt our operations or make certain destinations less desirable or unavailable impacting our revenues and profitability further. Any of the foregoing could have an adverse impact on our results of operations and on industry performance. In addition, these and any other events that impact the travel industry more generally may negatively impact our ability to deliver guests or crew to our expeditions and/or interrupt our ability to obtain services and goods from key vendors in our supply chain. Any of the foregoing could have an adverse impact on our results of operations and on industry performance.

We believe the increasing focus on climate change and evolving regulatory requirements will materially impact our future capital expenditures and results of operations.

We expect to incur significant expenses related to these regulatory requirements, which may include expenses related to greenhouse gas emissions reduction initiatives and the purchase of emissions allowances, among other things. If requirements become more stringent, we may be required to change certain operating procedures, for example slowing the speed of our vessels, which could adversely impact our operations. We are evaluating the effects of global climate change related requirements, which are still evolving, including our ability to mitigate certain future expenses through initiatives to reduce greenhouse gas emissions including the conversion of our fleet from gas or diesel powered to electric power where appropriate; consequently, the full impact to the Company is not yet known. Additionally, our ships, port facilities, corporate offices and island destinations have in the past and may again be adversely affected by an increase in the frequency and intensity of adverse weather conditions caused by climate change. For example, certain ports have become temporarily unavailable to us due to hurricane damage and other destinations have either considered or implemented restrictions on cruise and charter operations due to environmental concerns.

Our sustainability activities, including environmental, social and governance (ESG) matters, could result in reputational risks, increased costs and other risks.

Customers, investors, lenders, regulators and other industry stakeholders have placed increasing importance on corporate ESG practices and on the implications and social cost of their investments, which could cause us to incur additional costs and changes to our operations. If our ESG practices or disclosures do not meet stakeholders’ evolving expectations and standards, our customer and employee retention, our access to certain types of capital, including export credit financing, and our brands and reputation may be negatively impacted, which could affect our business operations and financial condition. We could also incur additional costs and require additional resources to monitor, report and comply with various ESG practices, which could increase our operating costs and affect our results of operations and financial condition. In addition, from time to time, we communicate certain initiatives regarding climate change and other ESG matters. We could fail or be perceived to fail to achieve such initiatives, which may negatively affect our reputation. The future adoption of new technology or processes to achieve the initiatives could also result in the impairment of existing assets.

Risks Related to Our Financial Condition

We were formed in April 2022 to continue the operations of our predecessor and to acquire its two wholly owned subsidiaries. The business subsequently acquired an additional business operation from an unrelated party and we anticipate acquiring another business operation upon the consummation of this Offering. The recent business formation and acquisition make it difficult to forecast our consolidated future results of operations and increases the risk of your investment.

We were formed in April 2022 to continue the operations of our predecessor, HAM, and acquired its two wholly owned business units, Windy of Chicago Ltd and the Seas the Day BU, and in January 2023, we acquired Paradise Adventures LLC. In March 2023 we entered into a Purchase Agreement to acquire the Paradise Group of Companies, which we anticipate completing upon the consummation of this Offering. Because of our rapid growth this year through completed and anticipated acquisitions, our ability to accurately forecast our future results of operations is limited and subject to a number of uncertainties, including our ability to effectively plan for and manage our growth. However, you should not rely on our historical revenue growth as an indication of our future performance.

Our revenue growth rate may decline over time. In future periods, our revenue growth could slow or decline for a number of reasons, including slowing demand for our travel excursions, recession increased competition, changes to technology, a decrease in the growth of our overall market, or our failure, for any reason, to manage our growth effectively or continue to take advantage of growth opportunities. We have also encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as the risks and uncertainties described in this prospectus. If our assumptions regarding these risks and uncertainties and our future revenue growth are incorrect or change, or if we do not address these risks successfully, our financial condition and results of operations could differ materially from our expectations, and our business could be materially adversely affected.

We expect fluctuations in our financial results, making it difficult to project future results. If we fail to meet the expectations of securities analysts or investors with respect to our results of operations, our stock price could decline.

Our results of operations have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance. In addition to the other risks described herein, other factors that may cause our results of operations to fluctuate include:

●	fluctuations in demand for our travel services and destinations, including as a result of our anticipated acquisition of the Paradise Group of Companies upon the consummation of this Offering and acquisition of Paradise Adventures LLC on January 18, 2023;

●	fluctuations in the pricing of our travel services and destinations, including as a result of our introduction of new tours and activities as a result of the anticipated acquisition of the Paradise Group of Companies upon the consummation of this Offering and acquisition of Paradise Adventures LLC on January 18, 2023;

●	fluctuations in the usage of our travel services and destinations;

●	our ability to attract new customers for our travel services and destinations;

●	our ability to retain existing customers for our travel services and destinations;

●	investments in new products, features, and functionality for our websites;

●	the timing of our customers’ purchases;

●	the speed with which customers are able to use our platform to locate and book our travel excursions;

●	public awareness of our brand;

●	our ability to control costs, including our operating expenses;

●	the amount and timing of costs associated with our cloud computing infrastructure, particularly the cloud services provided to us by our three largest providers, GoDaddy, Fareharbor and Microsoft;

●	the amount and timing of payment for operating expenses, particularly sales and marketing expenses;

●	the amount and timing of non-cash expenses, including stock-based compensation, goodwill impairments, and other non-cash charges;

●	the amount and timing of costs associated with recruiting, training, and integrating new employees and retaining and motivating existing employees;

●	the effects of mergers, acquisitions, and their integration;

●	general economic conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which our customers participate, and related difficulties in collections;

●	health epidemics or pandemics, such as the coronavirus pandemic;

●	health incidents connected to or occurring on one of our maritime vessels and the accompanying reputational damage to our business;

●	changes in regulatory or legal environments that may cause us to incur, among other things, expenses associated with compliance, particularly with respect to compliance with evolving privacy and data protection laws and regulations;

●	the overall tax rate for our business, which may be affected by the mix of income we earn in the United States and in the U.S. Virgin Islands, which has comparatively lower tax rates, the effects of stock-based compensation, and the effects of changes in our business;

●	the impact of changes in tax laws or judicial or regulatory interpretations of tax laws, which are recorded in the period such laws are enacted or interpretations are issued and may significantly affect the effective tax rate of that period;

●	changes in the competitive dynamics of our market, including consolidation among competitors; and

●	significant security breaches of technical difficulties with, or interruptions to, the delivery and use of our online platform.

Any of these and other factors, or the cumulative effect of some of these factors, may cause our results of operations to vary significantly. If our quarterly results of operations fall below the expectations of investors and securities analysts who follow our stock, the price of our Common Stock could decline substantially, and we could face costly lawsuits, including securities class actions.

We have a history of losses and may not achieve or sustain profitability in the future.

We have a history of incurring net losses for some periods since inception. We incurred a net operating loss of $2,594,886 and net loss of $3,010,701 for the year ended December 31, 2022 compared to a net operating gain of $100,901 and net income of 72,624 for the year ended December 31, 2021.

As of December 31, 2022, we had a stockholders’ deficit of $1,318,422. We incurred a negative operating cash flow of $108,167 for the year ended December 31, 2022 compared to a net operating cash gain of $475,962 for the year ended December 31, 2021. The Company’s recurring losses from operations, negative operating cash flows, and working capital deficiency raise substantial doubt about its ability to continue as a going concern. While we have experienced significant revenue growth in recent periods, this growth rate may decline in future periods, and you should not rely on the revenue growth of any given prior period as an indication of our future performance. We are not certain whether we will be able to sustain or increase our revenue or whether or when we will attain sufficient revenue to achieve or maintain profitability in the future. We also expect our costs and expenses to increase in future periods, which could negatively affect our future results of operations if our revenue does not increase by amounts sufficient to offset such costs and expenses. In particular, we intend to continue to make significant investments to grow our business in such areas as:

●	research and development, including investments in our engineering teams and in further differentiating our platform and solutions, as well as the development of new products and features;

●	our sales and marketing organizations, to engage our existing and prospective customers, increase brand awareness and drive adoption and expansion of our platform and solutions;

●	platform and solution development and sales and marketing initiatives to grow our presence in new industries and develop use cases beyond the education industry;

●	our technology infrastructure, including systems architecture, scalability, availability, performance, and security;

●	acquisitions or strategic investments;

●	geographical expansion; and

Our efforts to grow our business may be costlier than we expect and may not result in increased revenue. Even if such investments increase our revenue, any such increase may not be enough to offset our increased operating expenses. We may continue to incur significant losses in the future for a number of reasons, including the other risks described herein. If we are unable to maintain or increase our revenue at a rate sufficient to offset the expected increase in our costs, our business, financial position and results of operations will be harmed, and we may not be able to achieve or maintain profitability, which could cause the value of our business and common stock to significantly decrease. We incurred and expect to continue to incur significant costs in pursuit of our financing and acquisition plans.

There is substantial doubt about the company’s ability to continue as a going concern.

For the years ended December 31, 2022 and 2021, the Company had net (losses) and income of ($3,010,701) and $72,624, respectively; stockholders’ deficit and net invested deficit of $1,318,422 and $183,056, respectively; and had negative working capital of $1,616,875 and $152,278. These metrics indicate a substantial doubt as to the company’s ability to continue as a going concern.

Historically, the company has relied upon cash flows from operations and a combination of short-term credit and long-term asset-based lending for its capital and growth needs. Management believes that existing pro forma cash flow that includes the recent acquisition of Paradise Adventures LLC and the pending acquisition of the Paradise Group of Companies as well as revenues from newly acquired guests will be adequate to fund operations at existing levels beyond one year from the date the financial statements were available to be issued. However, no assurance can be provided that existing funds will be adequate to fund operations. If existing funds are not adequate, management will be required to raise additional capital through the issuance of debt or equity. Management believes that historically it has had access to and will continue to have access to short-term debt should the need arise. In addition, management believes that capital raised from this Offering will be sufficient to retire existing acquisition related debt and to fund existing operations should projected cash flow be insufficient to fund operations.

We have a substantial level of indebtedness that may have an adverse impact on us.

As of December 31, 2022, our total indebtedness, excluding lease liabilities, was $5,699,239 including:

●	a Secured Lump-Sum Promissory Note Agreement with Ham and Cheese Events with a balance of $50,000, secured by 100% of the stock of Windy of Chicago purchased by the Company and personally guaranteed by Scott and Hope Stawski, our co-Founder, Chairman and Chief Revenue Officer and our co-Founder and President, respectively, with interest rate equal to four percent per annum;

●	a Secured Lump-Sum Promissory Note Agreement with STDC Holdings for $396,098, secured by the assets of Seas the Day Charters USVI purchased by the Company and personally guaranteed by Scott and Hope Stawski, our co-Founder, Chairman and Chief Revenue Officer and our co-Founder and President, respectively, with interest rate equal to four percent per annum;

●	Fixed asset financing for maritime tour vessels in the amount of $1,801,860; and

●	SBA loans totaling $1,819,425.

If our indebtedness is not repaid or refinanced prior to their maturity dates, they will go into default which could cause you to lose a portion or all of your investment.

We and our subsidiaries may incur substantial indebtedness in connection with an acquisition or for other purposes in the future so long as we are in compliance with the financial covenants under our debt agreements. In addition, we may incur obligations that do not constitute indebtedness. If we were to incur such additional indebtedness, the risks associated with our substantial level of indebtedness would increase, which could further limit our financial and operational flexibility.

Our substantial level of indebtedness could have important consequences for us, including the following:

●	requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations and future business opportunities;

●	exposing us to the risk of higher interest rates because certain of our borrowings, including our SBA secured borrowings are at variable rates of interest;

●	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

●	limiting our ability to obtain additional equity or debt financing for general corporate purposes, acquisitions, investments, capital expenditures or other strategic purposes;

●	limiting our ability to adjust to changing business conditions and placing us at a competitive disadvantage to our less highly leveraged competitors; and

●	making us more vulnerable to general economic downturns and adverse developments in our business.

The above factors could limit our financial and operational flexibility and, as a result, could have a material adverse effect on our business, financial condition and results of operations.

Our debt agreements contain restrictions that may limit our flexibility in operating our business.

Our notes contain various covenants that limit our ability to engage in specified types of transactions. These covenants may limit our ability to, among other things:

●	incur additional indebtedness;

●	pay dividends on, repurchase or make distributions in respect of equity interests or make other restricted payments;

●	make certain investments;

●	sell certain assets;

●	create liens on certain assets to secure debt;

●	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

●	enter into certain transactions with affiliates; and

●	designate our subsidiaries as unrestricted subsidiaries.

Government regulations could impose taxes or other burdens on us, which could increase our costs or decrease demand for our products.

We rely upon generally accepted interpretations of tax laws and regulations in the U.S. and USVI, in which we have customers and for which we provide our services. We cannot be certain that these interpretations are accurate or that the responsible taxing authority will agree with our views. The imposition of additional taxes could cause us to have to pay taxes that we currently do not pay or collect on behalf of authorities and increase the costs of our products or services, which would increase our costs of operations.

Changes in tax laws or interpretations thereof may result in an increase in our effective tax rate.

We have operations in the U.S. and USVI that have differing tax laws and rates. A significant portion of our revenue and income is earned in the USVI. Our income tax reporting is subject to audit by domestic and USVI authorities, and our effective tax rate may change from year to year based on changes in the mix of activities and income allocated or earned among the U.S. and USVI, tax laws in these jurisdictions, tax treaties between countries, our eligibility for benefits under those tax treaties and the estimated values of deferred tax assets and liabilities. Such changes could result in an increase in the effective tax rate applicable to all or a portion of our income which would reduce our profitability.

Risks Relating to Our Business

Past business acquisitions, our pending acquisition of the Paradise Group of Companies, or other potential acquisitions that we may decide to pursue in the future carry inherent risks which could adversely impact our financial performance and condition.

In January 2023, we acquired Paradise Adventures LLC. In March 2023 we entered into a Purchase Agreement to acquire the Paradise Group of Companies, which we anticipate completing upon the consummation of this Offering. We may pursue other acquisitions in the future, which are subject to, among other factors, the Company’s ability to identify attractive business opportunities and to negotiate favorable terms for such opportunities. Accordingly, the Company cannot make any assurances that the anticipated Paradise Group of Companies acquisition or any other potential acquisitions will be completed timely or at all, or that if completed, we would realize the anticipated benefits of such acquisitions. Acquisitions also carry inherent risks such as, among others: (i) the potential delay or failure of our efforts to successfully integrate business processes and realizing expected synergies; (ii) difficulty in aligning procedures, controls and/or policies; and (iii) future unknown liabilities and costs that may be associated with an acquisition. In addition, acquisitions may adversely impact our liquidity and/or debt levels, and the recognized value of goodwill and other intangible assets can be negatively affected by unforeseen events and/or circumstances, which may result in an impairment charge. Any of the foregoing events could adversely impact our financial condition and results of operations.

We rely on supply chain vendors and third-party service providers who are integral to the operations of our businesses. These vendors and service providers may be unable or unwilling to deliver on their commitments or may act in ways that could harm our business.

We rely on supply chain vendors to deliver key products to the operations of our businesses around the world. Any event impacting a vendor’s ability to deliver goods of the expected quality at the location and time needed could negatively impact our ability to deliver our cruise experience. Events impacting our supply chain could be caused by factors beyond the control of our suppliers or us, including inclement weather, natural disasters, new laws and regulations, labor actions, increased demand, problems in production or distribution, cybersecurity events, and/or disruptions in third-party logistics or transportation systems, including those caused by the COVID-19 pandemic. Any such interruptions to our supply chain could increase our costs and could limit the availability of products critical to our operations. In 2021 and 2022, we experienced delays in the receipt of Yanmar and Yamaha engine parts due to supply chain disruption. While we do not believe these delays resulted in a material impact on our financial performance, we cannot guarantee that any future supply chain disruptions would not result in a material impact to our financial performance.

In addition, increased regulation or stakeholder expectations regarding sourcing practices, or supplier conduct that does not meet such standards, could cause our operating costs to increase or result in publicity that negatively affects our reputation.

In order to achieve cost and operational efficiencies, we outsource to third-party vendors certain services that are integral to the operations of our global businesses, such as our onboard concessionaires, certain of our call center operations, guest port services, logistics distribution and operation of a large part of our information technology systems. We are subject to the risk that certain decisions are subject to the control of our third-party service providers and that these decisions may adversely affect our activities. A failure to adequately monitor a third-party service provider’s compliance with a service level agreement or regulatory or legal requirements could result in significant economic and reputational harm to us. There is also a risk the confidentiality, privacy and/or security of data held by third parties or communicated over third-party networks or platforms could become compromised.

The loss of key personnel, our inability to recruit or retain qualified personnel, or disruptions among our shipboard personnel could adversely affect our results of operations.

Our success depends, in large part, on the skills and contributions of key executives and other employees and on our ability to recruit, develop and retain high quality personnel as well as having adequate succession plans and back-up operating plans for when critical executives are unable to serve. As demand for qualified personnel in the industry grows, we must continue to effectively recruit, train, motivate and retain our employees, both shoreside and on our ships, in order to effectively compete in our industry, maintain our current business and support our projected global growth.

We may in the future experience difficulty recruiting and retaining qualified personnel primarily due to competitive labor markets. A prolonged shortage of qualified personnel and/or increased turnover may inhibit our ability to operate our business in an optimal manner and may result in increased costs if we need to hire temporary personnel, and/or increased wages and/or benefits in order to attract and retain employees, all of which may negatively impact our results of operations. If we are unable to keep pace with developments, design, and implementation in technology, our operations or competitive position could become impaired.

Our inability to use, procure, train employees on, or properly adopt adequate technology and systems could adversely affect our results of operations.

Our business continues to demand the use of sophisticated technology and systems. These technologies and systems require significant investment and must be proven, refined, updated, upgraded and/or replaced with more advanced systems in order to continue to meet our customers’ demands and expectations as well as to process our information effectively. If we are unable to do so in a timely manner or within reasonable cost parameters, if there are any disruptions, delays or deficiencies in design or if we are unable to appropriately and timely train our employees to operate any of these new systems, our business could suffer. We also may not achieve the benefits that we anticipate from any new technology or system, which could impair our operating results.

We may be unable to procure appropriate technology in a timely manner or at all or we may incur significant costs in doing so. A failure to adopt the appropriate technology, or a failure or obsolescence in the technology that we have adopted, could adversely affect our results of operations.

We are exposed to cyber security attacks and data breaches and the risks and costs associated with protecting our systems and maintaining data integrity and security.

We are subject to cyber security attacks. These cyber-attacks can vary in scope and intent from attacks with the objective of compromising our systems, networks, and communications for economic gain or with the objective of disrupting, disabling or otherwise compromising our maritime and/or shoreside operations. The attacks can encompass a wide range of methods and intent, including phishing attacks, illegitimate requests for payment, theft of intellectual property, theft of confidential or non-public information, installation of malware, installation of ransomware and theft of personal or business information. The frequency and sophistication of, and methods used to conduct, these attacks, have increased over time.

A successful cyber security attack may target us directly, or it may be the result of a third party’s inadequate care, or resulting from vulnerabilities in licensed software. In either scenario, the Company may suffer damage to its systems and data that could interrupt our operations, adversely impact our brand reputation, and expose us to increased risks of governmental investigation, litigation, fines, and other liability, any of which could adversely affect our business. Furthermore, responding to such an attack and mitigating the risk of future attacks could result in additional operating and capital costs in technology, personnel, monitoring and other investments.

We are also subject to various risks associated with the collection, handling, storage, and transmission of sensitive information. In the regular course of business, we collect employee, customer, and other third-party data, including personally identifiable information and individual payment data, for various business purposes. Although we have policies and procedures in place to safeguard such sensitive information, this information has been and could be subject to cyber security attacks and the aforementioned risks. In addition, we are subject to federal, state, and international laws relating to the collection, use, retention, security and transfer of personally identifiable information and individual payment data. Those laws include, among others, the European Union General Data Protection Regulation and regulations of the New York State Department of Financial Services and similar state agencies that impose additional cyber security requirements as a result of our provision of certain insurance products. Complying with these and other applicable laws has caused, and may cause, us to incur substantial costs or require us to change our business practices, and our failure to do so may expose us to substantial fines, penalties, restrictions, litigation, or other expenses and adversely affect our business. Further, any changes to laws or regulations, including new restrictions or requirements applicable to our business, or an increase in enforcement of existing laws and regulations, could expose us to additional costs and liability and could limit our use and disclosure of such information.

While we continue to evolve our cyber security practices in line with our business’ reliance on technology and the changing external threat landscape, and we invest time, effort and financial resources to secure our systems, networks and communications, our security measures cannot provide absolute assurance that we will be successful in preventing or defending from all cyber security attacks impacting our operation. There can be no assurance that any breach or incident will not have a material impact on our operations and financial results.

Any breach, theft, loss, or fraudulent use of guest, employee, third-party or company data, could adversely impact our reputation and brand and our ability to retain or attract new customers, and expose us to risks of data loss, business disruption, governmental investigation, litigation and other liability, any of which could adversely affect our business. Significant capital investments and other expenditures could be required to remedy the problem and prevent future breaches, including costs associated with additional security technologies, personnel, experts and credit monitoring services for those whose data has been breached. Further, if we or our vendors experience significant data security breaches or fail to detect and appropriately respond to significant data security breaches, we could be exposed to government enforcement actions and private litigation.

Litigation, enforcement actions, fines or penalties could adversely impact our financial condition or results of operations and/or damage our reputation.

Our business is subject to various U.S. and international laws and regulations that could lead to enforcement actions, fines, civil or criminal penalties or the assertion of litigation claims and damages. In addition, improper conduct by our employees, agents or joint venture partners could damage our reputation and/or lead to litigation or legal proceedings that could result in civil or criminal penalties, including substantial monetary fines. In certain circumstances it may not be economical to defend against such matters and/or our legal strategy may not ultimately result in us prevailing in a matter. Such events could lead to an adverse impact on our financial condition or results of operations. We cannot predict the quantum or outcome of any such proceedings and the impact that they will have on our financial results, but any such impact may be material. While some of these claims are covered by insurance, we cannot be certain that all of them will be, which could have an adverse impact on our financial condition or results of operations.

Our business could be disrupted by catastrophic occurrences and similar events.

Natural disasters such as hurricanes or other catastrophic events may cause damage or disruption to our operations and could harm our business. We operate in and have a large employee presence in USVI and Florida. In the event of a major hurricane, earthquake, fire, power loss, telecommunications failure, cyberattack, war, terrorist attack, sabotage, other intentional acts of vandalism or misconduct, geopolitical event, disease, or other catastrophic occurrence, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our application development, lengthy interruptions in our services, breaches of data security, and loss of critical data, all of which could materially adversely affect our business, financial condition, and results of operations.

Additionally, we rely on our network and third-party infrastructure and applications, internal technology systems, and our websites, marketing, operational support, hosted services, and sales activities. If these systems were to fail or be negatively impacted as a result of a natural disaster or other catastrophic event, our ability to deliver products to our customers would be impaired.

As we grow our business, the need for business continuity planning, incident response planning, and disaster recovery plans will grow in significance. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster, and successfully execute those plans in the event of a disaster or emergency, our business and reputation would be harmed.

Our business depends on our current customers as well as attracting new customers for our travel services and destinations. Any decline in our customer retention or expansion of our commercial relationships with existing customers or an inability to attract new customers would materially adversely affect our business, financial condition, and results of operations.

We have operations in the U.S. and the Caribbean. Our operations in the USVI pose complex management, compliance, legal, tax, labor, data privacy and economic risks that we may not adequately address, including changes in the priorities and budgets of international travelers, which may be driven by changes in threat environments and potentially volatile worldwide economic conditions, various regional and local economic and political factors, risks and uncertainties. We are also subject to a number of other risks with respect to our operations, including:

●	the absence of effective laws to protect our intellectual property rights;

●	multiple and possibly overlapping and conflicting tax laws;

●	duties, taxes or government royalties, including the imposition or increase of withholding and other taxes on the activities of, and remittances and other payments by, our USVI subsidiaries;

●	restrictions on the movement of cash;

●	the burden of complying with a variety of national and local laws;

●	political, economic and social instability, including as a result of Russia’s invasion of Ukraine; and

●	potential travel restrictions.

The existence of any one of these risks could harm our international business and, consequently, our operating results. Additionally, operating in international markets requires significant management attention and financial resources and may negatively affect our business and financial results.

Complaints from travelers or negative publicity about our services and operations could diminish customer confidence and adversely affect our business.

Customer complaints or negative word-of-mouth or publicity about our services or operations could severely diminish client confidence in and use of Company-owned travel destinations. To maintain good customer relations, we must ensure that our travel advisors and partners and affiliates provide prompt, accurate and differentiated customer service. Effective customer service requires significant personnel expense and investment in developing programs and technology infrastructure to help our employees and OTAs carry out their functions. These expenses, if not managed properly, could significantly impact our profitability. Failure to properly manage our employees and OTAs could compromise our ability to handle client complaints effectively. If we do not handle client complaints effectively or respond to such complaints in a timely manner, our reputation and brand may suffer, and we may lose our guests’ confidence, which could reduce revenues and profitability.

Certain results and trends related to our business and the travel industry, more generally, are based on preliminary data and assumptions and, as a result, are subject to change and may differ materially from what we expect.

We present certain results and trends in this prospectus related to our business and the travel industry, more generally, which are based on an analysis of then available or preliminary data, and the results, related findings or conclusions are subject to change. No assurance can be given that these results and trends or that our expectations surrounding our business, or the travel industry will be accurate. These risks are heightened by the uncertainty of the COVID-19 pandemic, Russia’s invasion of Ukraine, macroeconomic conditions and the impact of these events on the travel industry and our business. Further, unanticipated events and circumstances may occur and change the outlook surrounding our business and the travel industry in material ways. Accordingly, certain of our expectations related to our business and the travel industry more generally may not occur as expected, if at all, and actual results or trends presented may differ materially from what we expect.

We are exposed to pricing pressure from travelers and OTAs, which could reduce our revenue.

Travelers and OTAs continue to look for ways to decrease their costs and to increase their control over distribution. For example, consolidation in the travel industry, and macroeconomic factors, among other things, have driven some destination providers, such as hotels and resorts, to negotiate for lower fees during contract renegotiations, thereby exerting increased pricing pressure on our travel destination business, which, in turn, negatively affects our revenues and margins.

If we fail to innovate in response to changing customer needs and technology developments and other market requirements, our business, financial condition, and results of operations would be materially adversely affected.

Our ability to attract new customers and retain and increase revenue from existing customers depends in large part on our ability to enhance and improve our company-owned destinations and to introduce new destinations. In order to grow our business, our online platform must offer features and functionality that reflect the changing needs of our customers, and we believe that the pace of innovation will continue to accelerate. The success of any enhancement to our online platform depends on several factors, including timely completion, adequate quality testing, and market acceptance. Any new product, feature, or functionality that we develop for our platform may not be introduced in a timely or cost-effective manner, may contain defects, or may not achieve the market acceptance necessary to generate sufficient revenue. If we are unable to successfully develop new products, features or functionality, enhance our online platform to meet customer requirements, or otherwise gain market acceptance, our business, financial condition, and results of operations could be materially adversely affected.

Because our online platform is available over the internet, we need to continuously modify and enhance it to keep pace with changes in internet-related hardware, software, analytics, and database technologies and standards. In addition, we need to continue to invest in technologies, services and partnerships that increase the types of data processed on our platform and the ease with which customers can send data into our platform. In addition, our platform requires third-party, public cloud infrastructure to operate. Further, the markets in which we compete are subject to evolving industry standards and regulations, resulting in increasing data governance and compliance requirements for us and our customers. If we are unable to enhance our platform to keep pace with these rapidly evolving customer requirements, or if new technologies emerge that are able to deliver competitive products at lower prices, more efficiently, more conveniently, or more securely than our platform, our business, financial condition, and results of operations would be materially adversely affected.

If we fail to effectively manage our growth through recently completed and anticipated acquisitions, and changes to our business over time, our business, financial condition, and results of operations would be materially adversely affected.

We have experienced, and expect to continue to experience, rapid growth because of our recently completed and anticipated acquisitions, which has placed, and may continue to place, significant demands on our management, operational and financial resources. In January 2023, we acquired Paradise Adventures LLC. In March 2023, we entered into a Purchase Agreement to acquire the Paradise Group of Companies, which we anticipate completing upon the consummation of this Offering. We intend to continue to expand our business, which may cause our margins to decline, and any investments we make will occur in advance of experiencing the benefits from such investments, making it difficult to determine in a timely manner if we are efficiently allocating our resources. As usage of our business grows, we will need to devote additional resources to improving our platform’s features and functionality, developing or acquiring new products, and maintaining infrastructure performance. Even if we are able to upgrade our systems and expand our personnel, any such expansion will be expensive and complex, requiring management’s time and attention. We could also face inefficiencies or operational failures as a result of our efforts to scale our infrastructure. Moreover, there are inherent risks associated with upgrading, improving, and expanding our information technology systems. We cannot be sure that the expansion and improvements to our infrastructure and systems will be fully or effectively implemented on a timely basis, if at all. In addition, we will need to appropriately scale our internal business systems and our services organization, including customer support, to serve our growing customer base, particularly as our customer demographics change over time. Managing these changes will require significant expenditures and allocation of valuable management resources. If we fail to successfully manage our anticipated growth and change, the quality of our products may suffer, which could negatively affect our brand and reputation and harm our ability to retain and attract customers. As we continue to grow, we may need to implement more complex organizational management structures or adapt our corporate culture and work environments to changing circumstances, which could have an adverse impact on our corporate culture. Any failure to preserve our culture could harm our business, including our ability to retain and recruit personnel, innovate and operate effectively, and execute on our business strategy.

Real or perceived errors, failures, or bugs in our platform could materially adversely affect our business and growth prospects.

We rely primarily on third party software for our information technology operating platform. This third party software may contain undetected errors, failures, vulnerabilities, or bugs may occur, especially when updates are deployed. Software errors, failures, vulnerabilities, and bugs in this 3rd party software may negatively affect our business processes and could materially adversely affect our business and growth prospects. Third party software failures may result in our revenue generating website to go offline, prevent our company from taking new bookings, prevent the processing of credit card payments, or preventing day to day finance and accounting processes. Any or all of these failures may have an adverse effect on our reputation, our business and our results of operations.

Any failure to offer high-quality product support may adversely affect our relationships with our customers, our reputation, and our business, financial condition, and results of operations.

In booking reservations and traveling to our activities and Company-owned destinations, our customers depend on our product support team to resolve complex technical and operational issues. We may be unable to respond quickly enough to accommodate short-, medium-, and long-term increases in customer demand for product support. We also may be unable to modify the nature, scope, and delivery of our product support to compete with changes in product support services provided by our competitors. Increased customer demand for product support, without corresponding revenue, could increase costs and materially adversely affect our results of operations. Our sales are highly dependent on our business reputation and on positive online reviews and recommendations from our existing customers. Any failure to maintain high-quality product support, or a market perception that we do not maintain high-quality product support, could materially adversely affect our reputation, our ability to sell our destinations and activities to existing and prospective customers, our business, financial condition, and results of operations.

Failure to develop the value of our brand and differentiate our products and services could adversely affect our results of operations.

Our success depends on the strength and continued development of our tour activity operator brands and on the effectiveness of our brand strategies. Failure to protect and differentiate our brand from competitors throughout the tour activity and attractions market could adversely affect our results of operations. In geographic markets we operate, we actively promote our operating unit brands primarily through digital, online advertising. A material drop in the reach of our digital, online advertising may negatively impact our financial performance. We differentiate our operating unit brands through our guest services including our positive guest reviews and consumer awards. Any material change to the positivity of our guest services including the rate of our favorable online reviews may negatively impact our financial performance.

The travel and destination industry is highly competitive, and we are subject to competition from Online Travel Agency (“OTA”) providers, direct distribution by travel suppliers and new entrants or technologies that may challenge our business model.

Our ability to maintain and grow our business may be negatively affected by competition for customer acquisition from Online Travel Agencies, from other third-party solutions providers and new TAA participants that seek to enter the market. The TAA portion of the travel industry is highly competitive, and our inability or failure to adapt to technological developments or the evolving competitive landscape could harm our business operations and competitiveness.

The evolution of the global travel and tourism industry, the introduction of new technologies and standards and the expansion of existing technologies in key markets, among other factors, could contribute to an intensification of competition in the U.S. and USVI, where we operate. Increased competition could require us to increase spending on marketing activities or product development, decrease our booking or transaction fees and other charges (or defer planned increases in such fees and charges), increase incentive consideration or take other actions that could harm our business. We depend on the value and quality of the services we offer, and the comprehensiveness, timeliness and accuracy of the travel content offered, the reliability, ease of use and innovativeness of the technology, the incentive consideration provided to OTAs, the range of products and services available to our customers. Our competitors could seek to capture market share by Offering more differentiated content, products or services, increasing the incentive consideration to travel agencies, or decreasing the transaction fees charged to travel suppliers, which would harm our business to the extent they gain market share from us or force us to respond by lowering our prices or increasing the incentive consideration we provide.

We may be unable to compete successfully against our current and future competitors in the travel distribution market, some of which may achieve greater brand recognition than us, have greater financial, marketing, personnel and other resources or may be able to secure services and products from travel suppliers on more favorable terms. If we fail to overcome these competitive pressures, we may lose market share, and our business may otherwise be negatively affected.

Our ability to recruit, train and retain employees, including our key executive officers and technical employees, is critical to our results of operations and future growth.

Our continued ability to compete effectively depends on our ability to recruit new employees and retain and motivate existing employees, particularly professionals with experience in our industry, information technology and systems, as well as our key executive officers. For example, the specialized skills we require can be difficult and time-consuming to acquire and are often in short supply. There is high demand and competition for well-qualified employees on a global basis, such as software engineers, developers and other technology professionals with specialized knowledge in software development, especially expertise in certain programming languages. This competition affects both our ability to retain key employees and to hire new ones. Similarly, uncertainty in the global political environment may adversely affect our ability to hire and retain key employees. Any of our employees may choose to terminate their employment with us at any time, and a lengthy period of time is required to hire and train replacement employees when such skilled individuals leave the company. Furthermore, changes in our employee population, including our executive team, could impact our results of operations and growth. If we fail to attract well-qualified employees or to retain or motivate existing employees, our business could be negatively impacted by, for example, a delay in our ability to deliver excursions, activities and destinations under contract or respond swiftly to customer demands or new offerings from competitors.

We depend upon relationships with OTAs, which represented 36% of our business for the twelve months ended March 31, 2023.

Our business relies on relationships with our OTAs to generate a large portion of its revenue through bookings made by these travel companies. OTAs represented 36% of our business for the twelve months ended March 31, 2023. This revenue concentration in OTAs makes us particularly dependent on factors affecting those OTAs. For example, if demand for their services decreases, travel buyers may stop utilizing our services or move all or some of their business to competitors or competing channels.

Travelers are not contractually required to book exclusively through our OTAs, and our OTAs are not required to book exclusively with us. Travelers may shift bookings to other distribution intermediaries for many reasons, including to avoid becoming overly dependent on a single source of travel content or to increase their bargaining power with OTAs. Our OTAs may receive higher referral fees or additional benefits that are better than what we offer them.

These risks are exacerbated by increased consolidation among travel agencies which may ultimately reduce the pool of travel agencies that refer customers to us. We must compete for their business by offering competitive upfront incentive consideration for referrals from OTAs, which may increase in the future. However, any reduction in transaction fees from OTAs due to supplier consolidation or other market forces could limit our ability to increase incentive consideration to travel agencies in a cost-effective manner or otherwise affect our margins.

Our ability to maintain and grow our businesses may be negatively affected by competition from Online Travel Agencies (“OTA”) and new participants that seek to enter the market.

We face competition from existing OTA companies and TAA travel and destination providers. We also compete with various point solutions providers on a more limited basis in several discrete functional areas. Factors that may affect the competitive success of our TAA businesses include the effectiveness of our online marketing activities, pricing structure, our ability to keep pace with technological developments, the effectiveness and reliability of our implementation and system migration processes, our ability to meet a variety of customer specifications, the effectiveness and reliability of our systems, the cost and efficiency of our system upgrades and our customer support services. Our failure to compete effectively on these and other factors could decrease our market share, adversely impact our pricing or otherwise negatively affect the demand for our destinations and activities.

Our customers may experience financial instability or consolidation, pursue cost reductions, change their distribution model or undergo other changes.

We generate the majority of our revenue from online and direct sales to our customers. Our guests also purchase services from Online Travel Agencies and other suppliers in the travel and tourism industries. Adverse changes in any of these services could negatively impact the demand for and competitiveness of our travel products and services. For example, travelers to our destinations typically arrive by airline travel, and if flights are unavailable or too expensive, they may not travel to our destinations. Any suspension or cessation of operations of an airline or hospitality supplier could negatively affect our results.

If we are unable to maintain and enhance our brand, our business, financial condition, and results of operations may be materially adversely affected.

We believe that maintaining and enhancing our reputation as a differentiated and category-defining company in digital optimization is critical to our relationships with our existing customers and to our ability to attract new customers. The successful promotion of our brands, Seas the Day Charters, Windy of Chicago, and Paradise Adventures Catamarans and Watersports, and our anticipated acquisition, the Paradise Group of Companies, will depend on a number of factors, including our marketing efforts, our ability to ensure that our platform remains reliable and secure, our ability to continue to develop high-quality software, and our ability to successfully differentiate our destinations and activities from competitive products and services. In addition, independent industry analysts often provide reviews of our destinations and activities, as well as products and services offered by our competitors, and perception of our business may be significantly influenced by these reviews. If these reviews are negative, or less positive as compared to those of our competitors’ products and services, our brand may be adversely affected. It may also be difficult to maintain and enhance our brand in connection with sales through channel or strategic partners. The promotion of our brand requires us to make substantial expenditures, and we anticipate that the expenditures will increase as our market becomes more competitive, as we expand into new markets, and as more sales are generated through our channel partners. To the extent that these activities yield increased revenue, this revenue may not be offset by the increased expenses we incur. If we do not successfully maintain and enhance our brand, our business may not grow, we may have reduced pricing power relative to competitors, and we could lose customers or fail to attract potential customers, all of which would materially adversely affect our business, financial condition, and results of operations.

We rely primarily on our technology service providers to conduct our business.

Our business utilizes a significant amount of Software-as-a-Service (‘SaaS’) technology for sales and marketing, customer service, daily operations and finance and accounting. This technology is primarily hosted by our technology partners, including Microsoft, Salesforce.com, Marin Software, DIIB, Fareharbor.com, Google and Meta. Amphitrite relies on our technology partners for all application and data-hosting services and has no company owned data centers. In the event that the operations of this data center suffer any significant interruptions, or the data center becomes significantly inoperable, it would have a material adverse effect on our business and reputation and could result in a loss of customers. Although we have taken steps to strengthen physical and information security and add redundancy to this facility, the data center could be exposed to damage or interruption from fire, natural disaster, power loss, war, acts of terrorism, plane crashes, telecommunications failure, computer malfunctions, unauthorized entry, IT hacking and computer viruses. The steps we have taken and continue to take to prevent system failure and unauthorized transaction activity may not be successful. Our use of backup and disaster recovery systems may not allow us to recover from a system failure fully, or on a timely basis, and our property and business insurance may not be adequate to compensate us for all losses that may occur.

We are dependent upon software, equipment and services provided by third parties.

We are dependent upon software, equipment and services provided and/or managed by third parties in the operation of our business. In the event that the performance of such software, equipment or services provided and/or managed by third parties deteriorates or our arrangements with any of these third parties related to the provision and/or management of software, equipment or services are terminated, we may be unable to find alternative services, equipment or software on a timely basis or on commercially reasonable terms, or at all, or be able to do so without significant cost or disruptions to our business, and our relationships with our customers may be adversely impacted. We have experienced occasional system outages arising from services that were provided by one of our key third-party providers. Our failure to secure agreements with such third parties, or the failure of such third parties to perform under such agreements, may have a material adverse effect on our business, financial condition or results of operations.

If our security measures are breached, or there is an otherwise unauthorized disclosure of or access to customer data, our data, or our platform, our platform may be perceived as insecure, we may lose customers or fail to attract new customers, our reputation and brand may be harmed, and we may incur significant liabilities.

While the company has not had any material security breaches, a future security breach could lead to claims by our customers, their end-users, or other relevant stakeholders that we have failed to comply with such legal or contractual obligations. As a result, we could be subject to legal action, or our customers could end their relationships with us. The company has fully implemented a Data Privacy Policy and is aware of its responsibilities under the Federal Trade Commission Act. The company abides by the guidelines set forth by the PCI Security Standards Council for data privacy and security standards related to payment cards. The company requires all technology providers to have a Data Privacy Policy in place and understand their obligations under the Federal Trade Commission Act. We believe all technology providers for the company involved in payment card processing are fully PCI compliant. The company utilizes Microsoft Office 365 with advanced cybersecurity monitoring by Inky Technology to provide email data security. The company maintains Director and Officer insurance coverage, Axis Privatus Platinum, which includes cybersecurity and breach response coverage. There can be no assurance that any limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages. We could suffer disruptions, outages, defects, and other performance and quality problems with our platform or with the public cloud and internet infrastructure on which it relies, which may materially adversely affect our business, financial condition, and results of operations.

The potential unavailability of insurance coverage, an inability to obtain insurance coverage at commercially reasonable rates or our failure to have coverage in sufficient amounts to cover our incurred losses may adversely affect our financial condition or results of operations.

We seek to maintain appropriate insurance coverage at commercially reasonable rates. We normally obtain insurance based on the cost of an asset rather than replacement value, and we also elect to self-insure, co-insure, or use deductibles in certain circumstances for certain risks such as loss of use of a ship or other business interruption. The limits of insurance coverage we purchase are based on the availability of the coverage, evaluation of our risk profile and cost of coverage. We do not carry business interruption insurance and accordingly we have no insurance coverage for loss of revenues or earnings from our ships or other operations. Accordingly, we are not protected against all risks and cannot be certain that our coverage will be adequate for liabilities actually incurred which could result in an unexpected decrease in our revenue and results of operations in the event of an incident

Industry Risks

Our revenue is derived from the travel industry, and a prolonged or substantial decrease in global travel, particularly air travel, could adversely affect us.

Our revenue is derived from the global travel industry and would be significantly impacted by declines in, or disruptions to, travel activity, particularly air travel. Global factors over which we have no control, but which could impact our clients’ willingness to travel and, depending on the scope and duration, cause a significant decline in travel volumes to include, among other things:

●	widespread health concerns, epidemics or pandemics, such as the COVID-19 pandemic, the Zika virus, H1N1 influenza, the Ebola virus, avian flu, SARS or any other serious contagious diseases;

●	global security concerns caused by terrorist attacks, the threat of terrorist attacks, or the precautions taken in anticipation of such attacks, including elevated threat warnings or selective cancellation or redirection of travel;

●	cyber-terrorism, political unrest, the outbreak of hostilities or escalation or worsening of existing hostilities or war, such as Russia’s invasion of Ukraine, resulting sanctions imposed by the U.S. and other countries and retaliatory actions taken by sanctioned countries in response to such sanctions;

●	natural disasters or severe weather conditions, such as hurricanes, flooding and earthquakes;

●	climate change-related impact to travel destinations, such as extreme weather, natural disasters and disruptions, and actions taken by governments, businesses and supplier partners to combat climate change;

●	the occurrence of travel-related accidents or the grounding of aircraft due to safety concerns;

●	material downturns in the US economy;

●	increases in fuel expenses for our vessels that cause increases in our customer fees;

●	the impact of macroeconomic conditions and labor shortages on the cost and availability of airline travel to our destinations; and

●	adverse changes in visa and immigration policies or the imposition of travel restrictions or more restrictive security procedures.

Any decrease in demand for consumer or business travel could materially and adversely affect our business, financial condition and results of operations.

The travel industry is highly competitive.

The travel industry and the tour activity and attractions sector are highly competitive, and if we cannot compete effectively against the number and type of sellers of tour activity operator services, we may lose sales to our competitors, which may adversely affect our financial results and performance. We currently compete, and will continue to compete, with a variety of maritime tour activity operator companies including Hornblower Group, Shoreline Sightseeing, Historic Tours of America, Yacht Vacations and other emerging and established in-destination tour operators. To a lesser extent, we compete with credit card loyalty programs, online travel search and travel price comparison services.

Some of our competitors may have access to more financial resources, greater name recognition and better-established client bases in their target client segments, differentiated business models, technology and other capabilities or a differentiated geographic coverage, which may make it difficult for us and our OTAs to retain or attract new clients.

We cannot assure you that we will be able to compete successfully against any current, emerging and future competitors or provide sufficiently differentiated products and services to our client and traveler base. Increasing competition from current and emerging competitors, consolidation of our competitors, the introduction of new technologies and the continued expansion of existing technologies may force us to make changes to our business models, which could materially and adversely affect our business, prospects, financial condition and results of operations. If we cannot compete effectively against the number and type of sellers of travel-related services, we may lose sales to our competitors, which may adversely affect our financial results and performance.

Consolidation in the travel industry may result in lost bookings and reduced revenue.

Consolidation among tour activity and attraction operators and competition for clients may adversely affect our results of operations since we compete to attract and retain guests. In addition, decisions by online travel agencies, such as Viator and Expedia, for example, by increasing commissions, establishing additional surcharges or passing on charges to tour operators, or introduction of such surcharges to fares booked, could have an adverse impact on our business. To compete effectively, we may need to increase pricing, discount pricing or waive product or service fees or increase spending on marketing or product development.

Further, as consolidation among travel providers increases, the potential adverse effect of a decision by any particular significant travel provider (such as an airline) to withdraw from or reduce its participation in the USVI could reduce our revenue. The COVID-19 pandemic has increased the risk that our OTAs will cease or limit their operations, which could harm our business and results of operations. In particular, the potential harm to our business and results of operations is greater if there are bankruptcies or closures of our OTAs.

Our business and results of operations may be adversely affected by additional macroeconomic conditions.

Our business and financial performance are affected by macroeconomic conditions. Consumer travel expenditures are sensitive to personal discretionary spending levels and tend to decline or grow more slowly during economic downturns, including during periods of slow, slowing or negative economic growth, higher unemployment or inflation rates, weakening currencies and concerns over government responses such as higher taxes or tariffs, increased interest rates and reduced government spending. Concerns over government responses to declining economic conditions, such as higher taxes and reduced government spending, could impair consumer and business spending and adversely affect travel demand. In addition, our relative exposure to certain sectors compared to the broader economy may mitigate or exacerbate the effect of macroeconomic conditions. The global travel industry, which historically has grown at a rate in excess of global gross domestic product or GDP growth during economic expansions, has experienced cyclical downturns in the past in times of economic decline or uncertainty. Future adverse economic developments in areas such as employment levels, business conditions, interest rates, tax rates, environmental impacts, fuel and energy costs, and other matters could reduce discretionary spending and cause the travel industry to contract. This uncertainty may impact overall demand, the relative value of foreign currencies and the cost of travel and travel services and may ultimately result in new regulatory and cost challenges to our international operations.

For example, we are dependent on fuel to operate the Tall Windy in Chicago and our vessels in the USVI for charters. Events or weaknesses specific to the travel industry could negatively affect our business. In this example, events specific to oil that could impact us include increases in fuel prices and environmental impacts. Similarly, OTAs we depend upon for our customers to arrive at our destinations may face destination overcapacity issues and imposition of taxes or surcharges by regulatory authorities, which can lower their travel volumes and impact our revenue. Airlines and hotels could increase rates which could reduce the number of customers traveling to Chicago, Florida or USVI, where our destinations are located. An increase in airline and hotel prices may also result in a decrease in transaction volumes and adversely affect our revenue and profitability.

The uncertainty of macroeconomic factors and their impact on client behavior, which may differ across regions, makes it more difficult to forecast industry and client trends and the timing and degree of their impact on our markets and business, which in turn could adversely affect our ability to effectively manage our business and could materially and adversely affect our business, financial condition and results of operations.

Risks Related to our Management

We depend on our executive officers, particularly Scott and Hope Stawski, our co-Founder, Chairman and Chief Revenue Officer and co-Founder, President and Director, respectively, and other key employees, and the loss of one or more of these employees could materially adversely affect our business.

Our success depends largely upon the continued services of our executive officers, including Scott and Hope Stawski, our co-Founder, Chairman and Chief Revenue Officer, and co-Founder, President and Director, respectively, and other key employees. We rely on our leadership team in the areas of operations, marketing, sales, guest support, general and administrative functions, and on individual contributors in our research and development and operations. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. The company has employment agreements with each of our executive officers and other key personnel for a specified period unless terminated for cause or due to disability of the executive. Regardless, the loss of one or more of our executive officers or key employees could have an adverse effect on our business.

Our Articles of Incorporation provide that we will indemnify our directors and officers to the fullest extent permitted by law.

Section 8 of our Articles of Incorporation provides that each director, stockholder and officer, in consideration for his services, shall, in the absence of fraud, be indemnified, whether then in office or not, for the reasonable cost and expenses incurred by him in connection with the defense of, or for advice concerning any claim asserted or proceeding brought against him by reason of his being or having been a director, stockholder or officer of the corporation or of any subsidiary of the corporation, whether or not wholly-owned, to the maximum extent permitted by law. The foregoing right of indemnification shall be inclusive of any other rights to which any director, stockholder or officer may be entitled as a matter of law. Further Section 9 provides that no contract or other transaction between the corporation and other corporations, in the absence of fraud, shall be affected or invalidated by the fact that any one or more of the directors of the corporation is or are interested in a contract or transaction, or are directors or officers of any other corporation, and any director or directors, individually or jointly, may be a party or parties to, or may be interested in such contract, act or transaction, or in any way connected with such person or person’s firm or corporation, and each and every person who may become a director of the corporation is hereby relieved from any liability that might otherwise exist from this contracting with the corporation for the benefit of himself or any firm, association or corporation in which he may be in any way interested. Any director of the corporation may vote upon any transaction with the corporation without regard to the fact that he is also a director of such subsidiary or corporation.

While we have procured directors’ and officers’ liability insurance policies with aggregate limits of $2,500,000, such insurance policies maybe unavailable to us in the future at a reasonable rate, or at all, and may not cover all potential claims for indemnification, and may not be adequate to indemnify us for all liability that may be imposed.

Risks Related to this Offering, the Securities Markets and Our Common Stock

We may not be able to achieve our financial and climate-related performance goals.

Our ability to achieve our financial and climate-related performance goals is dependent on a number of factors, including the other risk factors described in above sections. If we are not able to achieve these goals, the price of our common stock and reputation may be negatively affected.

Our management will have broad discretion over the use of the proceeds we receive in this Offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion over the use of our net proceeds from this Offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. We expect to use the net proceeds from this Offering for a combination of new enhanced marketing guest acquisition programs, future acquisitions and debt repayment. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. See “USE OF PROCEEDS.” Our management will have significant discretion and flexibility in applying the net proceeds of this Offering. You will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the net proceeds will be spent in ways that do not necessarily improve our operating results or enhance the value of our Common Stock, or that you otherwise do not agree with. You will be relying on the judgment of our management concerning these uses and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The failure of our management to apply these funds effectively could, among other things, result in unfavorable returns and uncertainty about our prospects, each of which could cause the price of our Common Stock to decline.

Future sales of our Common Stock, or securities convertible into our Common Stock may depress our stock price.

Sales of a substantial number of shares of our Common Stock or securities convertible into our Common Stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Common Stock. After this Offering, we will have [●] outstanding shares of Common Stock as of [●], 2023, based on the number of shares outstanding that may be sold after the expiration of lock-up agreements at least 180 days after the date of this prospectus, unless held by an affiliate of ours, as more fully described in the section entitled “SHARES ELIGIBLE FOR FUTURE SALE.” Moreover, we also intend to register all shares of Common Stock that we may issue after this Offering under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described above and the section entitled “Lock-Up Agreements.” If a large number of shares of our Common Stock or securities convertible into our Common Stock are sold in the public market after they become eligible for sale, the sales could reduce the trading price of our Common Stock and impede our ability to raise future capital. As of the date of this prospectus, we had 11,368,601 shares of Common Stock outstanding and no shares of preferred stock authorized or outstanding. Accordingly, prior to the sale of the shares offered by this prospectus, we may issue up to an additional [●] shares of Common Stock, including the shares being offered under this prospectus. The future issuance of the Common Stock may result in substantial dilution in the percentage of the Common Stock held by our then existing stockholders. We may value any Common Stock issued in the future on an arbitrary basis, including for services or acquisitions or other corporate actions that may have the effect of diluting the value of the shares held by our stockholders and might have an adverse effect on any trading market for the Common Stock.

We may, in the future, issue additional securities, which would reduce investors’ percentage of ownership and dilute the value of your investment in the Common Stock.

Our certificate of incorporation authorizes us to issue 15,000,000 shares of Common Stock. As of the date of this prospectus, we had 11,368,601 shares of Common Stock outstanding and no shares of preferred stock authorized or outstanding. Accordingly, prior to the sale of the shares offered by this prospectus, we may issue up to an additional [●] shares of Common Stock, including the shares being offered under this prospectus. The future issuance of the Common Stock may result in substantial dilution in the percentage of the Common Stock held by our then existing stockholders. We may value any Common Stock issued in the future on an arbitrary basis, including for services or acquisitions or other corporate actions that may have the effect of diluting the value of the shares held by our stockholders and might have an adverse effect on any trading market for the Common Stock.

The large number of shares of Common Stock eligible for public sale could depress the market price of the Common Stock.

The market price of the Common Stock could decline as a result of sales of a large number of shares of Common Stock in the market after this Offering, and the perception that these sales could occur may also depress the market price of the Common Stock. Based on 11,368,601 shares outstanding as of the date of this prospectus, we will have [●] shares of Common Stock outstanding after this Offering based on the assumed Offering price. Of these shares, the Common Stock sold in this Offering will be freely tradable in the United States, except for any shares purchased by our “affiliates” as defined in Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). The holders of 1% shares of outstanding Common Stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their Common Stock during the 180-day period beginning on the date of the IPO prospectus (which period may be reduced to a minimum of 90 days if we meet certain stock price milestones), except with the prior written consent of the underwriters. After the expiration of such restricted period, these shares may be sold in the public market in the United States, subject to prior registration in the United States, if required, or reliance upon an exemption from U.S. registration, including, in the case of shares held by affiliates or control persons, compliance with the volume restrictions of Rule 144. Upon effectiveness of that registration statement, subject to the satisfaction of applicable exercise periods and, in certain cases, lock-up agreements with the representatives of the underwriters referred to above, the shares of Common Stock issued upon exercise of outstanding options will be available for immediate resale in the United States in the open market. Sales of the Common Stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause our stock price to decline and make it more difficult for you to sell shares of the Common Stock.

No active trading market for our Common Stock currently exists, and an active trading market may not develop or be sustained following this Offering.

Prior to this Offering, there has not been an active trading market for our Common Stock. If an active trading market for our Common Stock does not develop following this Offering, you may not be able to sell your shares quickly or at the market price. Our ability to raise capital to continue to fund operations by selling shares of our Common Stock and/or other securities and our ability to acquire other companies or technologies by using shares of our Common Stock and/or other securities as consideration may also be impaired.

The prices of our securities may be volatile, which may subject us to litigation and/or prevent you from being able to sell your shares at or above the Offering price.

The Offering price for our Common Stock will be determined by negotiations between us and the underwriters based on several factors. This price may vary from the market price of our Common Stock after this Offering. You may be unable to sell your shares of Common Stock at or above the initial offering price. The market price for our Common Stock may be volatile and subject to wide fluctuations in response to factors including the following:

●	actual or anticipated fluctuations in our quarterly or annual operating results;

●	actual or anticipated changes in the pace of our corporate achievements or our growth rate relative to our competitors;

●	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

●	issuance of new or updated research or reports by securities analysts;

●	share price and volume fluctuations attributable to inconsistent trading volume levels of our Common Stock;

●	additions or departures of key management or other personnel;

●	announcement or expectation of additional debt or equity financing efforts;

●	sales of our Common Stock by us, our insiders or our other stockholders; and

●	general economic, market or political conditions in the United States or elsewhere (including, without limitation, conditions arising out of the COVID-19 pandemic).

These and other market and industry factors may cause the market price and demand for our Common Stock to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their shares of Common Stock and may otherwise negatively affect the liquidity of our Common Stock. In addition, the stock market in general, and the Nasdaq Capital Market and emerging growth companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. In the past, when the market price of a security has been volatile, holders of that security have instituted securities class action litigation against the company that issued the security. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management.

If you purchase shares in this Offering, you will suffer immediate dilution of your investment.

The public offering price of the shares of Common Stock offered hereby will be substantially higher than the net tangible book value per share of our Common Stock. Therefore, if you purchase shares in this Offering, you will pay a price per share of the Common Stock that substantially exceeds our net tangible book value per share after this Offering. Based on an assumed Offering price of $[●] per share of Common Stock, which is the midpoint of the price range for the shares of Common Stock set forth on the cover page of this prospectus, you will experience immediate dilution of $[●] per share, representing the difference between our pro forma net tangible book value per share, after giving effect to this Offering, and the assumed Offering price. In addition, purchasers of our Common Stock in this Offering will have contributed approximately [●]% of the aggregate price paid by all purchasers of our Common Stock but will own only approximately [●]% of our Common Stock outstanding after this Offering.

We have not and do not expect to declare any cash dividends to our stockholders in the foreseeable future.

We have not and do not anticipate declaring any cash dividends to holders of the Common Stock in the foreseeable future. Consequently, investors may need to rely on sales of their Common Stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase the Common Stock.

Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of our Common Stock.

If, after listing, we fail to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist our Common Stock. Such a delisting would likely have a negative effect on the price of our Common Stock and would impair your ability to sell or purchase our Common Stock when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our Common Stock to become listed again, stabilize the market price or improve the liquidity of our Common Stock, prevent our Common Stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

An active, liquid and orderly trading market for our Common Stock may not develop, the price of our stock may be volatile, and you could lose all or part of your investment.

The trading price of our Common Stock may be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. Our stock price could be subject to wide fluctuations in response to a variety of factors, which include:

●	whether we achieve our anticipated corporate objectives;

●	actual or anticipated fluctuations in our quarterly or annual operating results;

●	changes in our financial or operational estimates or projections;

●	our ability to implement our operational plans;

●	termination of the lock-up agreement or other restrictions on the ability of our stockholders to sell shares after this Offering;

●	changes in the economic performance or market valuations of companies similar to ours; and general economic or political conditions in the United States or elsewhere.

In addition, the stock market in general, and the market for travel and destination providers in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of companies’ stock, including ours, regardless of actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this Offering. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources. Should this occur in our Common Stock, investors will likely be adversely affected.

Scott Stawski, our co-Founder, Chairman and Chief Revenue Officer, and Hope Stawski, our co-Founder, President, and Director, are husband and wife and collectively hold approximately 58% of our Common Stock as of June 30, 2023 and will hold [●]% of our Common Stock post this Offering giving them the ability to significantly influence the outcome of director elections and other matters requiring stockholder approval, and potentially to block matters requiring stockholder approval, including any potential changes of control.

After giving effect to the IPO, Scott and Hope Stawski, our co-Founder, Chairman, and Chief Revenue Officer, and Co-Founder, President, and Director, respectively, are husband and wife and will collectively beneficially own, in the aggregate, shares representing approximately [●]% of the voting power of our outstanding Common Stock, voting together as a single class, based on the number of shares outstanding as of the date of this prospectus. These stockholders currently have, and likely will continue to have, considerable influence with respect to the election of our board of directors and approval or disapproval of all significant corporate actions. The concentrated voting power of these stockholders collectively could have the effect of delaying or preventing a significant corporate transaction, such as a merger or other sale of our company or our assets. This concentration of ownership will limit the ability of other stockholders to influence corporate matters and may cause us to make strategic decisions that could be adverse to the interests of other stockholders. If Scott and Hope Stawski were to own more than 50% of the voting power, the post IPO Company would be a “controlled company” within the meaning of applicable Nasdaq corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements; (1) that a majority of the Company’s board of directors consist of independent directors, (2) that the Company’s board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that the Company’s board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. The Company may intend to take advantage of these exemptions. While Amphitrite has elected to not be treated as a “controlled company,” it could change that election in the future.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our Common Stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (Section 404), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our Common Stock less attractive to investors. In addition, if we cease to be an emerging growth company, we will no longer be able to use the extended transition period for complying with new or revised accounting standards.

We will remain an emerging growth company until the earliest of: (1) the last day of the fiscal year following the fifth anniversary of the listing of our Common Stock on the Nasdaq Capital Market; (2) the last day of the first fiscal year in which our annual gross revenue is $1.235 billion or more; (3) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities; and (4) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates.

We cannot predict if investors will find our Common Stock less attractive if we choose to rely on these exemptions. For example, if we do not adopt a new or revised accounting standard, our future results of operations may not be comparable to the results of operations of certain other companies in our industry that adopted such standards. If some investors find our Common Stock less attractive as a result, there may be a less active trading market for our Common Stock, and our stock price may be more volatile.

Anti-takeover provisions in our bylaws could make an acquisition of the Company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our Common Stock.

Provisions in our bylaws may have the effect of delaying or preventing a change of control or changes in our management. Further, Scott and Hope Stawski, our Chairman/Chief Revenue Officer and President/Director, respectively, collectively hold 6,600,100 shares of our Common Stock representing approximately 58% as of June 30, 2023, and if all [●] of the shares offered are sold [●] % and can prevent an attempted change of control of the Company or of our management.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing our corporate officers. These foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our Common Stock, and they could deter potential acquirers of the Company, thereby reducing the likelihood that you would receive a premium for your shares of our Common Stock in an acquisition.

Risks Related to SEC Reporting and Public Company Status

If we are unable to establish appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations, resulting in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, cause investors to lose confidence in our reported financial information and have a negative effect on the market price for shares of our Common Stock.

Effective internal controls are necessary for us to provide reliable financial reports and to effectively prevent fraud. We maintain a system of internal control over financial reporting, which is defined as a process designed by, or under the supervision of, our principal executive officer and principal financial officer, or persons performing similar functions, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

As a public company, we will have significant additional requirements for enhanced financial reporting and internal controls. We are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by the rules of the Securities and Exchange Commission (the “SEC”) for newly public companies.

We cannot assure you that we will, in the future, identify areas requiring improvement in our internal control over financial reporting. We cannot assure you that the measures we will take to remediate any areas in need of improvement will be successful or that we will implement and maintain adequate controls over our financial processes and reporting in the future as we continue our growth. If we are unable to establish appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations, resulting in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, cause investors to lose confidence in our reported financial information and have a negative effect on the market price for shares of our Common Stock.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could adversely affect our operating results.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements. These requirements include compliance with Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the SEC and the NASDAQ. In addition, our management also has to adapt to the requirements of being a public company. We expect complying with these rules and regulations will substantially increase our legal and financial compliance costs and make some activities more time-consuming and costly.

The increased costs associated with operating as a public company will decrease our net income or increase our net loss and may require us to reduce costs in other areas of our business or increase the prices of our products or services. Additionally, if these requirements divert our management’s attention from other business concerns, they could have a material adverse effect on our business, financial condition and operating results.

As a public company, we also expect that it may be more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, the market price and trading volume of our Common Stock could decline.

The market price and trading volume of our Common Stock upon the listing of our Common Stock on the Nasdaq Capital Market will be heavily influenced by the way analysts interpret our financial information and other disclosures. We do not have control over these analysts. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, our stock price would be negatively affected. If securities or industry analysts do not publish research or reports about our business, downgrade our Common Stock, or publish negative reports about our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Common Stock could decrease, which might cause our stock price to decline and could decrease the trading volume of our Common Stock.

General Risk Factors

Our inability to attract and retain highly skilled employees could materially adversely affect our business.

In order to execute our growth plan, we must attract and retain highly qualified personnel, including captains and crew, for charters on our 48 vessels in the USVI, our 14 vessels in Florida and the Tall Windy in Chicago. Competition for personnel in the USVI area is intense. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. The cost of living is high in the Chicago Area, which may make it harder for us to attract and retain highly skilled employees. Many of the companies with which we compete for experienced personnel may have greater resources than we have. As our company grows and evolves, we may need to implement more complex organizational management structures or adapt our corporate culture and work environments. These changes could have an adverse impact on our corporate culture, which could harm our ability to retain and recruit personnel. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached their legal obligations, resulting in a diversion of our time and resources. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, it may adversely affect our ability to recruit and retain highly skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and growth prospects could be materially adversely affected.

In order to execute our growth plan, we must attract and retain highly qualified personnel, including United States Coast Guard licensed merchant mariner master captains and crew.

Recruitment competition for licensed merchant mariner personnel in our operating area is intense. We have, from time to time experienced, and we expect to continue to experience difficulty in hiring and retaining personnel with appropriate qualifications. As our company grows and evolves, we may need to implement more complex organizational management structures or adapt our corporate culture and work environments. These changes could have an adverse impact on our corporate culture, which could harm our ability to retain and recruit personnel. If we hire personnel from competitors or other companies, their former employers may attempt to assert that these employees or we have breached their legal obligations, resulting in a diversion of our time and resources. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and growth prospects could be materially adversely affected.

Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for our services and could harm our business.

The future success of our business depends upon our customers’ and potential customers’ access to the internet. Federal, state, or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet. Changes in these laws or regulations could require us to modify our platform in order to comply with these changes. In addition, government agencies or private organizations may impose additional laws, regulations, standards, or protocols involving taxation, tariffs, privacy, data protection, information security, content, copyrights, distribution, electronic contracts and other communications, consumer protection, and the characteristics and quality of services, any of which could decrease the demand for our services or result in reductions in the demand for internet-based platforms such as ours. In addition, the use of the internet as a business tool could be harmed due to delays in the development or adoption of new standards and protocols to handle increased demands of internet activity, security, reliability, cost, ease-of-use, accessibility, and quality of service. The performance of the internet and its acceptance as a business tool has been harmed by “viruses,” “worms,” and similar malicious programs, and the internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If the use of the internet is adversely affected by these issues, demand for our company-owned destinations and activities could decline.

Acquisitions, mergers, strategic investments, partnerships, or alliances could be difficult to identify, pose integration challenges, divert the attention of management, disrupt our business, dilute stockholder value, and materially adversely affect our business, financial condition, and results of operations.

We have in the past and intend in the future to seek to acquire or invest in businesses, joint ventures, and platform technologies that we believe could complement or expand our business. In January 2023, we acquired Paradise Adventures LLC. In March 2023 we entered into a Purchase Agreement to acquire the Paradise Group of Companies, which we anticipate completing upon the consummation of this Offering. Our completed and anticipated acquisitions or investments may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable opportunities, whether or not the transactions are completed, and may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel, or operations of any acquired companies, particularly if the key personnel of an acquired company choose not to work for us, the acquired company’s software is not easily adapted to work with our platform, or we have difficulty retaining the customers of any acquired business due to changes in ownership, management, or otherwise. Any such transactions that we are able to complete may not result in the synergies or other benefits we expect to achieve, which could result in substantial impairment charges. These transactions could also result in dilutive issuances of equity securities, the incurrence of debt or adverse tax consequences, which could materially adversely affect our business, financial condition, and results of operations.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company, which we expect to further increase after we are no longer an “emerging growth company.” The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, Nasdaq rules, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.

As a result of being a public company, we are obligated to develop and maintain proper and effective internal control over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our Common Stock.

We will be required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting on an annual basis, beginning with our second annual report on Form 10-K. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company.” We have recently commenced the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, but we may not be able to complete our evaluation, testing, and any required remediation in a timely fashion once initiated. Our compliance with Section 404 will require that we incur substantial expenses and expend significant management efforts. We have recently begun to establish a compliance and controls function and we will need to hire additional accounting and financial personnel with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404.

During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to certify that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our Common Stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Unstable market and economic conditions and adverse developments with respect to financial institutions and associated liquidity risk may have serious adverse consequences on our business, financial condition and stock price.

The global credit and financial markets have recently experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, inflationary pressure and interest rate changes, increases in unemployment rates and uncertainty about economic stability. More recently, the closures of Silicon Valley Bank (“SVB”) and Signature Bank and their placement into receivership with the Federal Deposit Insurance Corporation (“FDIC”) created bank-specific and broader financial institution liquidity risk and concerns. Although the Department of the Treasury, the Federal Reserve, and the FDIC jointly confirmed that depositors at SVB and Signature Bank would continue to have access to their funds, even those in excess of the standard FDIC insurance limits, under a systemic risk exception, future adverse developments with respect to specific financial institutions or the broader financial services industry may lead to market-wide liquidity shortages, impair the ability of companies to access near-term working capital needs, and create additional market and economic uncertainty. There can be no assurance that future credit and financial market instability and a deterioration in confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, liquidity shortages, volatile business environment or continued unpredictable and unstable market conditions. If the equity and credit markets deteriorate, or if adverse developments are experienced by financial institutions, it may cause short-term liquidity risk and also make any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms, if at all, could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon our business plans. In addition, there is a risk that one or more of our current clients, financial institutions or other third parties with whom we do business may be adversely affected by the foregoing risks, which may have an adverse effect on our business.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current views with respect to, among other things, future events and our future business, financial condition, and results of operations. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would,” “opportunity,” “likely,” “designed” and “outlook,” or the negative version of those words or phrases or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not statements of historical fact and are based on current expectations, estimates, and projections about our industry as well as certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

●	our expectations regarding our revenue, expenses, and other operating results;

●	our ability to acquire new customers and successfully retain existing customers;

●	our ability to increase usage of our services and destinations and upsell and cross sell additional products and services;

●	our ability to achieve or sustain our profitability;

●	our estimated market opportunity;

●	future investments in our business, our anticipated capital expenditures, and our estimates regarding our capital requirements;

●	the costs and success of our sales and marketing efforts, including our ability to grow and maintain our channel partners, and our ability to promote our brand;

●	our reliance on key personnel and our ability to identify, recruit, and retain skilled personnel;

●	our ability to effectively manage our growth, including any international expansion;

●	our ability to protect our intellectual property rights and any costs associated therewith;

●	our ability to compete effectively with existing competitors and new market entrants; and

●	the increased expenses associated with being a public company.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled “RISK FACTORS” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements such as “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. And while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately [$[●] million] (or approximately [●] if the underwriters’ over-allotment option is exercised in full) from the sale of the Common Stock offered by us in this Offering, based on an assumed public offering price of [●] per share of Common Stock (the midpoint of the range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated Offering expenses payable by us.

A $[●] increase or decrease in the assumed public offering price of [●] per share of Common Stock (the midpoint of the range set forth on the cover page of this prospectus), would increase or decrease the net proceeds to us from this Offering by [●], assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated Offering expenses payable by us. An increase or decrease of 100,000 shares of Common Stock offered by us, as set forth on the cover page of this prospectus, would increase or decrease net proceeds to us from this Offering by [●], assuming no change in the assumed public offering price of [●] per share of Common Stock (the midpoint of the range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated Offering expenses payable by us.

We intend to use the net proceeds from the sale of the securities offered in this Prospectus for the following purposes: (a) to consummate the acquisition of the Paradise Group of Companies and complete the debt repayment for the acquisition of Paradise Adventures LLC; (b) further develop our digitally enabled business operating model by developing and launching version 2.0 of “The Helm.” Version 2.0 will provide a mobile app to benefit our Captains and Crew as well as enhance the overall experience of our guests before, during and after their Amphitrite experience; (c) reserve funds for acquisition of other complementary companies; (d) to grow and enhance our customer acquisition programs; and (e) recruit and hire a Chief Marketing Officer.

Priority	Expenditure	Amount
1	Debt repayment for acquisition of Paradise Adventures LLC. Upon the acquisition of Paradise Adventures LLC on January 18, 2023, the Company signed a promissory note for $2,075,999.06 due and payable upon the effective date of this Offering. On May 31, 2023 the balance on this promissory note was $1,575,999.06.	$1,575,999
2	Paradise Group of Companies acquisition. $3,078,000 of the $3,140,000 required to consummate the acquisition of PGC. Balance of $62,000 is currently in escrow with PGC	$3,078,000
3	Technology development of “The Helm” integrated digital operating platform	$1,500,000
4	Reserve for future acquisitions- see Note below.	$1,346,001
5	Design and implement new digitally enabled customer acquisition programs	$750,000
6	Recruitment and hiring Chief Marketing Officer	$250,000
	Total	$8,500,000

We intend to use $3,078,000 from Use of Proceeds toward the $3,140,000 required ($62,000 currently in escrow with the Seller) to complete our acquisition of the Paradise Group of Companies as provided as Exhibit 2.5, the Membership Interest Purchase Agreement, dated March 24, 2023, as amended, by and among the Company, Steve Schlosser, Michael Hampton, and Stefan du Toit.

We intend to enter new geographic markets through acquisitions of existing and well-established maritime tour activity and attraction operators. Once we begin operating in a geographic market we expect to grow our business organically, however small synergistic acquisitions in such markets may be considered. We intend to utilize approximately $1.346MM of the net proceeds from this Offering for acquisitions in the later part of 2023 or early 2024. At the present time, we have only identified potential targets and have not engaged in substantive discussions regarding the terms of a potential transaction.

In the event where less than all the securities to be offered would be sold, we have indicated the order of priority of each Use of Proceeds in the table above. The first $4.7MM of securities sold would be used solely for priority 1 and 2 in that order.

Pending our use of the net proceeds from this Offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

The expected use of net proceeds from this Offering represents our intentions based upon our current plans and business conditions, which may change commensurate with our plans and business conditions evolving and changing. The amounts and timing of our actual expenditures may vary. Although we currently anticipate that we will use the net proceeds from this Offering as described above, there may be circumstances where a reallocation of funds is necessary. Due to the uncertainties inherent in the development of our business and recent acquisitions of our subsidiaries, it is difficult to estimate with certainty the exact amounts of the net proceeds from this Offering that may be used for the above purposes. The amounts and timing of our actual expenditures will depend upon numerous factors, including our sales and marketing and commercialization efforts, demand for our destinations and activities, our operating costs and the other factors described under “RISK FACTORS” in this prospectus. Accordingly, our management will have flexibility in applying the net proceeds from this Offering. An investor will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

DETERMINATION OF OFFERING PRICE

Prior to this Offering, there has been no public market for our shares of Common Stock. The Offering price will be negotiated between the underwriters and us. Factors to be considered in these negotiations will be, among other things:

●	our prospects and the industry in which we operate;

●	our financial information;

●	financial and operating information and market valuations of publicly traded companies engaged in activities similar to ours;

●	the prevailing conditions of U.S. securities markets at the time of this Offering; including the novel coronavirus, COVID-19;

●	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies;

●	our past and present financial and operating performance; and

●	other factors deemed relevant by us and the underwriters.

Neither we nor the underwriters can assure investors that our Common Stock will be approved for listing on Nasdaq or that an active trading market will develop for our Common Stock, or that our Common Stock will trade in the public market at or above the Offering price.

DIVIDEND POLICY

We have never declared or paid any dividends on our capital stock and do not anticipate that we will pay any dividends to holders of our Common Stock in the foreseeable future. Instead, we currently plan to retain any earnings to finance the growth of our business. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, and capital requirements, as well as other factors, deemed relevant by our board of directors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2023 on an actual basis.

You should read this table1 in conjunction with “MANAGEMENT’S DISCUSSION AND ANALYSIS AND PLAN OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” and our financial statements and related notes appearing elsewhere in this Prospectus and “USE OF PROCEEDS.”

Actual
Cash (included restricted cash)	62,000
Short-term Debt (Notes Payable)	3,859,091
Long-term Debt (Notes Payable)	3,598,792

Stockholders’ Equity/(deficit)
Preferred stock, no par value per share, no shares authorized, issued, and outstanding	None
Common stock, par value $0.01 per share, 15,000,000 shares authorized, 11,368,601 shares issued and outstanding.	113,686
Additional paid-in capital	$6,067,396
Accumulated deficit	(7,139,624)
Total stockholder’s equity	(959,178)
Total Capitalization	$6,485,099

(1)	A $1.00 increase (decrease) in the Offering price of our Common Stock of $[●] per share of Common Stock would increase (decrease) the as-adjusted amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately [●] million after deducting the underwriting discount and estimated Offering expenses payable by us. We may also increase or decrease the number of shares of the Common Stock we are Offering. Each increase (decrease) of [●] million in the number of shares of the Common Stock offered by us would increase (decrease) the as-adjusted amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately [●] million after deducting the underwriting discount and estimated Offering expenses payable by us.

The number of shares of Common Stock outstanding, as set forth in the table above, is based on 11,368,601 shares of the Common Stock outstanding as of June 30, 2023, which excludes, as of that date, (i) options to purchase 1,890,044 shares of the Common Stock granted but unvested as of the date of this Offering, pursuant to our Incentive Plans adopted on April 1, 2022 (the “Plan”) (ii) options to purchase 593,031 shares of the Common Stock available for future issuance under the Plans, and (iii) Underwriters’ Warrants exercisable for a period of five years from the commencement of sales in this Offering entitling the underwriters to purchase 8% of the number of shares of the Common Stock sold in this Offering, at an exercise price equal to 100% of the public offering price.

DILUTION

If you invest in this Offering, your ownership interest will be diluted immediately to the extent of the difference between the Offering price per share of the Common Stock and the pro forma as adjusted net tangible book value per share of the Common Stock immediately after this Offering.

Our historical net tangible book value (deficit) as of June 30, 2023, was ($1,842,342) or ($0.16) per share of the Common Stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities and convertible preferred stock, which is not included within our stockholders’ (deficit) equity. We do not currently have any shares of, or securities convertible into, preferred stock outstanding. Historical net tangible book value per share represents historical net tangible book value (deficit) divided by the number of shares of the Common Stock issued as of June 30, 2023. This data is solely based on the historical amounts as shown in our balance sheet as of June 30, 2023.

Our pro forma net tangible book value (deficit) giving effect to the pending Paradise Group of Companies acquisition anticipated to occur with this Offering use of proceeds was ($1,284,060) or ($0.10) per share based on an estimate of 12,255,607 shares outstanding after completion of the acquisition of the Paradise Group of Companies.

After giving further effect to our sale of the Common Stock in this Offering at an assumed Offering price of $[●] per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated Offering expenses payable by us, our pro forma as adjusted net tangible book value as of [●], would be approximately $[●], or approximately $[●] per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $[●] to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value per share of approximately $[●] to new investors purchasing the Common Stock in this Offering. Dilution per share to new investors purchasing the Common Stock in this Offering is determined by subtracting pro forma as adjusted net tangible book value per share after this Offering from the assumed Offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed Offering price per share of Common Stock.		[*]
Historical net tangible book value (deficit) per share as of June 30, 2023.		$(0.16)
Pro forma net tangible book value (deficit) per share giving effect to the Paradise Group of Companies acquisition and this Offering.	$	[*]
Increase in pro forma as adjusted net tangible book value per share attributed to new investors purchasing shares in this Offering.		[*]
Dilution per share to new investors purchasing shares in this Offering.		[*]

The dilution information discussed above is illustrative only and may change based on the actual Offering price and other terms of this Offering.

A $[●] increase (decrease) in the assumed Offering price of $[●] per share of Common Stock would increase (decrease) our pro forma as-adjusted net tangible book value by $[●], the pro forma as-adjusted net tangible book value per share after this Offering by $[●] and the dilution per share to new investors by $[●], assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated Offering expenses payable by us. Similarly, each increase (decrease) of [●] shares in the number of shares offered by us would increase (decrease) our pro forma as-adjusted net tangible book value by $[●], the pro forma as-adjusted net tangible book value per share after this Offering by $[●] and the dilution per share to new investors by $[●], assuming the assumed public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

If the underwriters exercise their option to purchase additional shares of Common Stock in this Offering in full at the assumed Offering price of $[●] per share of Common Stock, the midpoint of the price range set forth on the cover of this prospectus and assuming the number of Common Stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated Offering expenses payable by us, the pro forma as adjusted net tangible book value per share after this Offering would be $[●] per share, and the dilution in pro forma as adjusted net tangible book value per share to new investors purchasing Common Stock in this Offering would be $[●] per share.

The following table sets forth, on the pro forma as adjusted basis described above as of June 30, 2023, the differences between our existing stockholders and the purchasers of shares of our Common Stock in this Offering with respect to the number of shares of the Common Stock purchased from us, the total consideration paid to us and the weighted average price paid per share paid to us, based on an assumed Offering price of $[*] per share of Common Stock, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated Offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per
	Amount	Percent	Amount	Percent	Share
Existing stockholders[1]	1,386,183		$1,583,498		$1.14
New investors
Total

[1]	- ‘Existing stockholders’ in the above table reflects only stockholders defined as officers, directors, promoters and affiliated persons as required by Item 506 of SEC Regulation S-K.

The table above assumes no exercise of the underwriters’ over-allotment option in this Offering. If the underwriters’ over-allotment option is exercised in full, the number of shares of Common Stock held by existing stockholders would be reduced to [●]% of the total number of shares of our Common Stock outstanding after this Offering, and the number of shares of Common Stock held by new investors participating in the Offering would be increased to [●]% of the total number of shares outstanding after this Offering. ‘Existing stockholders’ in the above table reflects solely of investors defined as officers, directors, promoters and affiliated persons as required by Item 506 of SEC Regulation S-K.

The tables above do not include:

●	options to purchase 1,890,044 shares of the Common Stock at exercise prices from $0.00 to $.01 per share, granted to certain of our officer, certain members of our Board of Directors and certain employees under our Incentive Plans adopted on April 1, 2022; and

●	options to purchase 593,031 shares of the Common Stock available for future issuance under the Plans; and

●	Underwriters’ Warrants to purchase up to [●] shares of the Common Stock issuable to the underwriters in connection with this Offering.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated financial information is provided to aid in the analysis of the financial aspects of this Offering. We recommend reading the following information in conjunction with “Use of Proceeds”, “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” “Business” and our consolidated financial statements and related footnotes included in this prospectus.

Introduction

The summary unaudited pro forma consolidated financial data give effect to the acquisition of Paradise Adventures LLC (“PA”) on January 18, 2023, the pending acquisition of the Paradise Group of Companies (“PGC”) to occur with the Use of Proceeds described in “Our Organizational Structure” and “Use of Proceeds,” and the financial impact of this Offering. The following unaudited pro forma consolidated financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosure about Acquired and Disposed Businesses.”

●	The summary unaudited pro forma consolidated balance sheet as of June 30, 2023, gives effect to the acquisition of the Paradise Group of Companies, to occur with the Use of Proceeds from this Offering, as if it had occurred on June 30, 2023.

●	The summary unaudited pro forma consolidated balance sheet as of June 30, 2023, gives effect to the financial impact of this Offering, as if it had occurred on June 30, 2023.

●	The summary unaudited pro forma consolidated statement of operations for the six months ended June 30, 2023, and for the year ended December 31, 2022, gives effect to the of acquisition of Paradise Adventures LLC on January 18, 2023 as if it had occurred on January 1, 2022.

●	The summary unaudited pro forma consolidated statement of operations for the six months ended June 30, 2023, and for the year ended December 31, 2022, gives effect to the acquisition of the Paradise Group of Companies, to occur with the Use of Proceeds from this Offering, as if it had occurred on January 1, 2022.

●	The summary unaudited pro forma consolidated statement of operations for the six months ended June 30, 2023, and for the year ended December 31, 2022, gives effect to the financial impact of this Offering, as if it had occurred on January 1, 2022.

The unaudited pro forma consolidated financial information includes various estimates which are subject to material change and may not be indicative of what our operations or financial position would have been had this Offering and related transactions taken place on the dates indicated, or that may be expected to occur in the future.

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2022 combines figures derived from the separate audited consolidated statement of operations of our Company, Paradise Adventures LLC and The Paradise Group of Companies’ for the year ended December 31, 2022 included elsewhere in this prospectus. In our opinion, any unaudited financial and non-GAAP measurements presented herein represent a fair presentation of such financial data. Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for further discussion of the use of the non-GAAP financial measures.

Description of Pro Forma Transactions

On March 24, 2023, the Company and the Paradise Group of Companies entered into a Purchase Agreement to acquire PGC. On June 6, 2023, we entered into a First Amendment to the Purchase Agreement which extended the closing date of the transaction to on or before July 31, 2023. On July 31, 2023 we entered into a Second Amendment to the Purchase Agreement which extended the closing date of the transaction to on or before September 15, 2023, and eliminated the “Contingent Consideration” for financial performance for post-acquisition financial periods agreed upon in the initial Purchase Agreement. On September 15th, 2023, we entered into a Third Amendment to the Purchase Agreement which extended the closing date to on or before October 31, 2023.

The Company and the Paradise Group of Companies expect the transaction to close simultaneously with this Offering. The acquisition consideration is estimated to be approximately $6.28 million payable in $3.14 million cash and $3.14 million in shares of our common stock. See Note 2 for additional information on the estimated acquisition consideration.

On January 18, 2023, we closed our acquisition of Paradise Adventures LLC. The total purchase consideration was $3.2 million consisting of $824,000 in cash, $300,000 of shares of our common stock, and a note payable of $2,076,000 with a balance of $1,576,000 as of June 30, 2023. All outstanding debt on Paradise Adventures LLC was repaid in full at the time of closing. This acquisition was accounted for as a business combination in accordance with ASC Topic 805 Business Combinations.

The consolidated financial statements of the Company, the consolidated financial statements of the Paradise Group of Companies, and Paradise Adventures LLC have been adjusted in the accompanying unaudited pro forma consolidated financial information to give effect to transactions described in the introduction paragraph above through transaction accounting adjustments, which would be necessary to:

(1)	account for the acquisitions, in accordance with GAAP; and

(2)	reflect the financial impact of this Offering in conjunction with the acquisitions in accordance with Rule 11-01(a)(8) of Regulation S-X.

The unaudited pro forma adjustments are based upon available information and certain assumptions that our management believes are reasonable. The unaudited pro forma consolidated financial information should be read in conjunction with:

●	The accompanying notes to the unaudited pro forma consolidated financial information;

●	The separate unaudited consolidated financial statements of the Company as of and for the six months ended June 30, 2023 and the related notes, included elsewhere in this prospectus;

●	The separate audited consolidated financial statements of the Company as of and for the year ended December 31, 2022 and the related notes, included elsewhere in this prospectus;

●	The separate unaudited consolidated financial statements of the Paradise Group of Companies as of and for the six months ended June 30, 2023 and the related notes, included elsewhere in this prospectus;

●	The separate audited consolidated financial statements of Paradise Adventures LLC as of and for the year ended December 31, 2022 and the related notes, included elsewhere in this prospectus;

●	The separate audited consolidated financial statements of the Paradise Group of Companies as of and for the year ended December 31, 2022 and the related notes, included elsewhere in this prospectus; and

●	The section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Accounting for the Acquisition

The PGC acquisition is being accounted for as a business combination using the acquisition method with the Company as the accounting acquirer in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations. Under this method of accounting, the aggregate acquisition consideration will be allocated to the Paradise Group of Companies separately identifiable assets acquired and liabilities assumed based upon their estimated fair values or other measurement explicitly permissible by US GAAP at the date of completion of the acquisition. The process of valuing the net assets of the Paradise Group of Companies immediately prior to the acquisition, as well as evaluating accounting policies for conformity, is preliminary. Any shortfall between the acquisition consideration paid and the estimated fair value of the Paradise Group of Companies assets acquired and liabilities assumed will be recorded as goodwill. Accordingly, the aggregate acquisition consideration allocation and related adjustments reflected in this unaudited pro forma consolidated financial information are preliminary and subject to revision based on a final determination of the fair value of the Paradise Group of Companies net assets after the date of this prospectus. See Note 1: Basis of Presentation below for more information.

The unaudited pro forma consolidated financial information has been prepared for illustrative purposes only and is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the acquisition and this Offering occurred as of the dates indicated. The unaudited pro forma consolidated financial information also should not be considered indicative of the future results of operations or financial position of the Company.

The acquisition is subject to reclassification and transaction accounting adjustments that have not yet been finalized. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma consolidated financial information in accordance SEC rules including Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosure about Acquired and Disposed Businesses.” Differences between these preliminary estimates and the final reclassification and transaction accounting adjustments may be material.

AMPHITRITE DIGITAL INC.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2023

(In USD dollars)

	Company	PGC	Historical Combined As of June 30, 2023	Transaction Accounting Adjustment	Reference	Pro Forma Combined as of June 30, 2023
Assets
Assets:
Cash	$-	236,551	236,551	(1,367,804)	A-1
				4,096,000	A-2
				584,588	A-3	3,549,335
Restricted cash	62,000	1,700,360	1,762,360	(62,000)	B	1,700,360
Receivables	194,860	333,698	528,558	-		528,558
Prepaid expenses and other current assets	54,248	145,577	199,825	-		199,825
Deferred Offering costs	176,084	-	176,084	(176,084)	C	-
Total Current Assets	487,192	2,416,186	2,903,378	3,074,700		5,978,078

Right-of-use assets, net	1,151,252	-	1,151,252	-		1,151,252
Deposits	32,475	20,135	52,610	-		52,610
Property and equipment, net	6,484,149	47,076	6,531,225	-		6,531,225
Goodwill	883,164	-	883,164	5,721,718	D	6,604,882
Total Assets	9,038,232	$2,483,397	11,521,629	8,796,418		20,318,047

Liabilities and Stockholders’ Deficit
Current Liabilities:
Accounts payable and accrued expenses	$969,529	76,277	1,045,806	$(44,234)	E	1,001,572
Contract liabilities	428,418	1,080,028	1,508,446	-		1,508,446
Lease liabilities, current portion	239,323	-	239,323	-		239,323
Current portion of notes payable, related parties	149,728	-	149,728	-		149,728
Current portion of notes payable, net of debt issuance costs	3,709,363	3,240	3,712,603	(1,455,994)	F-1
				(1,576,000)	F-2
						680,609
Funds held for others	-	620,332	620,332			620,332
Total Current Liabilities	5,496,361	1,779,877	7,276,238	(3,076,228)		4,200,010

Long-Term Liabilities:
Lease liabilities, net of current portion	902,257	-	902,257	-		902,257
Related party notes payable, net of current portion	1,187,542	-	1,187,542	-		1,187,542
Notes payable, net of current portion	2,411,250	145,238	2,556,488	-		2,556,488
Total Liabilities	9,997,410	1,925,115	11,922,525	(3,076,228)		8,846,297

Equity:
Common stock
	113,050	-	113,050	8,870	G-1
				11,669	G-2	133,589
Additional paid-in capital	6,067,396	-	6,067,396	(176,084)	H-1
				3,131,130	H-2
				8,738,331	H-3	17,760,773
Members’ equity	-	558,282	558,282	(558,282)	I	-
Accumulated deficit	(7,139,624)	-	(7,139,624)	717,012	J	(6,422,612)
Total stockholders’ deficit	(959,178)	558,282	(400,892)	11,872,646		11,471,750
Total Liabilities and Stockholders’ Deficit	$9,038,232	$2,483,397	$11,521,629	$8,796,418		$20,318,047

AMPHITRITE DIGITAL INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2023

(In USD dollars)

	Company	PGC	Historical Combined Six Months Ended June 30, 2023	Transaction Accounting Adjustment	Reference	Pro Forma Combined Six Months Ended June 30, 2023
Revenues, Net	3,761,459	$5,912,161	$9,673,620	-		$9,673,620

Cost of Revenue	2,670,657	4,582,123	7,252,942			7,252,942

Gross profit	1,090,802	1,330,038	2,420,840			2,420,840

Operating Costs and Expenses:
Compensation and related expenses (includes stock based compensation of $1,420,081)	1,736,922	791,358	2,528,280	(1,270,081)	K	1,258,199
General and administrative expenses	1,153,655	334,303	1,487,958			1,487,958
Marketing and advertising expenses	661,906	52,370	714,276			714,276
Depreciation expense	28,720	6,046	34,766	-		34,766
Total operating costs and expenses	3,581,203	1,184,077	4,765,280	(1,270,081)		3,495,199

Operating loss	(2,490,401)	145,961	(2,344,440)			(1,074,359)

Other Income (Expenses):
Interest expense	(844,025)	(2,780)	(846,805)	717,012	L	(129,793)
Other income	154,271	27,637	181,908	-		181,908
Total other expenses, net	(689,754)	24,857	(664,897)	717,012		52,115

Net Loss	(3,180,155)	170,818	(3,009,337)			(1,022,244)

Net Loss per Share - Basic and Diluted			(0.24)			(0.08)
Weighted-Average Common Shares Outstanding - Basic and Diluted			12,375,023		M	12,375,023

AMPHITRITE DIGITAL INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2022

(In USD dollars)

	AMDI	PGC	PA	Historical Combined Year Ended December 31, 2022	Pro Forma Adj.		Reference	Pro Forma Combined Year Ended December 31, 2022
Revenues, Net	$4,591,690	$10,529,733	$2,038,013	$17,159,436		-		$17,159,436

Cost of Revenue	3,791,356	8,274,975	1,328,195	13,394,526				13,394,526

Gross profit	800,334	2,254,758	709,818	3,764,910				3,764,910

Operating Costs and Expenses:
Compensation and related expenses (includes stock based compensation of $1,654,546)	1,941,159	1,490,011	-	3,431,170				3,431,170
General and administrative expenses	896,086	625,842	696,210	2,218,138				2,218,138
Marketing and advertising expenses	439,218	117,478	-	556,696				556,696
Depreciation expense	118,757	-	46,011	164,768		202,640	N	367,408
Total operating costs and expenses	3,395,220	2,233,331	742,221	6,370,772		202,640		6,753,412

Operating loss	(2,594,886)	21,427	(32,403)	(2,605,862)				(2,808,502)

Other Income (Expenses):
Interest expense	(190,249)	(5,699)	(76,303)	(272,251)		76,303	L	(195,948)
Legal settlement	(250,000)	-	(90,000)	(340,000)		-		(340,000)
Other income	24,434	71,816	343,619	439,869		-		439,869
Total other expenses, net	(415,815)	66,117	177,316	(172,382)		76,303		(96,079)

Net Loss	$(3,010,701)	$87,544	$144,913	$(2,778,244)	$			$(2,904,581)

Net Loss per Share - Basic and Diluted				$(0.38)		$-		$(0.30)
Weighted-Average Common Shares Outstanding - Basic and Diluted				7,327,764		2,353,867	M	9,681,631

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED

FINANCIAL INFORMATION

Note 1: Basis of Presentation

The pro forma consolidated financial information has been prepared by the Company in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosure about Acquired and Disposed Businesses.” The summary unaudited pro forma consolidated financial data give effect to the acquisition of Paradise Adventures LLC on January 18, 2023, the pending acquisition of the Paradise Group of Companies to occur with the use of proceeds described in “Our Organizational Structure” and “Use of Proceeds,” and the financial impact of this Offering.

The summary unaudited pro forma consolidated statement of operations for the six months ended June 30, 2023, and for the year ended December 31, 2022, gives effect to the of acquisition of Paradise Adventures LLC on January 18, 2023 as if it had occurred on January 1, 2022. The summary unaudited pro forma consolidated balance sheet as of June 30, 2023, gives effect to the acquisition of the Paradise Group of Companies, to occur with the Use of Proceeds from this Offering, as if it had occurred on June 30, 2023. The summary unaudited pro forma consolidated statement of operations for the six months ended June 30, 2023, and for the year ended December 31, 2022, gives effect to the of acquisition of the Paradise Group of Companies, to occur with the Use of Proceeds from this Offering, as if it had occurred on January 1, 2022. The summary unaudited pro forma consolidated balance sheet as of June 30, 2023, gives effect to the financial impact of this Offering, as if it had occurred on June 30, 2023. The summary unaudited pro forma consolidated statement of operations for the six months ended June 30, 2023, and for the year ended December 31, 2022, gives effect to the financial impact of this Offering, as if it had occurred on January 1, 2022.

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2022 combines figures derived from the separate audited consolidated statement of operations of our Company, Paradise Adventures LLC and the Paradise Group of Companies’ audited consolidated statement of operations for the year ended December 31, 2022. The unaudited pro forma consolidated financial information does not reflect any recurring cost savings, operating synergies, or revenue enhancements that the combined company may achieve as a result of the acquisition.

The unaudited pro forma consolidated financial information was prepared using the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations, with the Company as the accounting acquirer, using the fair value concepts defined in ASC Topic 820, Fair Value Measurement, and based on the historical condensed consolidated financial statements of the Company and the historical condensed consolidated financial statements of the Paradise Group of Companies. Under ASC Topic 805, all assets acquired and liabilities assumed in a business combination are generally recognized and measured at their assumed acquisition date fair value, while transaction costs and restructuring costs associated with the business combination are expensed as incurred. The excess of the purchase price for the acquisition and the fair value of assets acquired and liabilities assumed over the acquisition consideration is recorded as goodwill.

The transaction accounting adjustments represent Company management’s best estimates and are based upon currently available information and certain assumptions that we believe are reasonable under the circumstances. All significant intercompany balances and transactions between the Company and the Paradise Group of Companies have been eliminated in combination.

Our management has not identified any reclassification adjustments given all currently available information about the Paradise Group of Companies, which would be necessary to conform the presentation of PGC’s financial statements or accounting policies to those of the Company.

Note 2: Calculation of Estimated Acquisition Consideration and Preliminary Purchase Price Allocation

The acquisition consideration for the purchase of the Paradise Group of Companies is $6.28 million consisting of $3.14 million in cash consideration and $3.14 million in Company common stock; 887,006 shares of Company stock valued at $3.54 per share; the Company’s most recent 409A valuation.

Preliminary Purchase Price Allocation

We considered the guidance in ASC 820-10-35-54. Under the acquisition method of accounting, the identifiable assets acquired, and liabilities assumed of the Paradise Group of Companies will be recognized and measured at fair value as of the Closing Date and added to those of the Company, which will be carried at their historical cost. The difference between the acquisition purchase price and the fair value calculated will be recognized as goodwill.

The determination of fair value used in the transaction adjustments presented herein are preliminary and based on management estimates of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the acquisition. The final determination of the purchase price allocation, upon completion of the acquisition, will be based on the Paradise Group of Companies’ assets acquired and liabilities assumed as of that date and will depend on a number of factors that cannot be predicted with certain at this time. Therefore, the actual purchase price allocation to the assets and liabilities of the Paradise Group of Companies at time of the acquisition will differ from the transaction accounting adjustments presented in these unaudited condensed pro forma statements. Upon completion of the acquisition, the Company intends to engage a third-party valuation specialist to assist in the final determination of the purchase price allocation.

The following table sets forth a preliminary allocation of the estimated acquisition consideration to the identifiable tangible and intangible assets acquired and liabilities assumed of the Paradise Group of Companies based on its unaudited interim consolidated balance sheet as of June 30, 2023:

(in USD dollars)
Cash and cash equivalents	$236,551
Restricted cash	1,700,360
Accounts receivable	333,698
Prepaid expenses and other current assets	145,577

Property and equipment, net	47,076
Goodwill	5,721,718
Other non-current assets	20,135
Total assets acquired	$8,205,115
Accounts payable and accrued expenses	76,277

Contract liabilities	1,080,028
Other current liabilities	623,572
Note payable, net of current portion	145,238
Total liabilities assumed	1,925,115
Net assets acquired	$628,000

As discussed above, the amount that will ultimately be allocated to net assets acquired and goodwill may differ materially from this preliminary allocation.

Note 3: Transaction Accounting Adjustments to Unaudited Pro Forma Consolidated Financial Information.

The unaudited pro forma consolidated financial information has been prepared to reflect the application of required U.S. GAAP accounting to the acquisition and Offering transactions and has been prepared for informational purposes only.

Transaction Accounting Adjustments to Unaudited Pro Forma Consolidated Balance Sheet

Transaction accounting adjustments to the pro forma consolidated balance sheet as of June 30th, 2023 reflects:

●	the capitalization of the purchase of the Paradise Group of Companies in assets, liabilities and goodwill as if the acquisition transaction occurred on June 30, 2023, and

●	the financial impact of this Offering including increased cash, debt elimination and other equity related adjustments as if this Offering had occurred on June 30, 2023, and

●	adjustments to equity to reflect stock used for acquisition.

The transaction accounting adjustments included in the unaudited pro forma consolidated balance sheet are referenced and itemized as follows:

A.	Cash. Transaction accounting adjustments for cash represent an increase of $3,312,784. Reference A-1 reflects a decrease of $1,367,804 in cash associated with the elimination of the Notes Payable for the PA acquisition which would not have been issued on a pro forma basis. Net loan cash proceeds were $1,924,000 offset by $556,196 in loan payments through June 30, 2023.

Reference A-2 reflects an increase of $4,096,000 in cash as a result of paid-in capital from this Offering offset by Offering and acquisition transaction costs. This reflects an estimated issuance of Company Common Shares valued at $10 million offset by $1.25 million in Offering expense, offset by $3.078 million of Use of Proceeds for the PGC acquisition and offset by $1.576 million of Use of Proceeds for the remaining notes payable for the PA acquisition.

Reference A-3 reflects an increase of cash of $584,588 from interest expense and amortization of debt issuance costs associated with the acquisition loans for the PA acquisition; see also Reference A-1.

B.	Restricted cash. Represents $62,000 held by the Company in escrow for the acquisition of PGC. This transaction cost was reflected as a decrease in restricted cash and an increase in goodwill.

C.	Deferred offering costs. Represents $176,084 of deferred offerings costs on the balance sheet of the Company. These transaction costs were reflected as a decrease in deferred offering costs and an increase in equity issuance costs and amortized and recorded in paid-in capital.

D.	Goodwill. Reflects $5,721,718 of goodwill from the acquisition of PGC as indicated in Note 2 above.

E.	Accounts payable and accrued expenses. Reflects $44,234 of accrued interest expense associated with the elimination of the acquisition loans for PA.

F.	Current portion of notes payable, net of debt issuance costs. Transaction accounting adjustments for notes payable represent a decrease of $3,031,994. Reference F-1 reflects the elimination of the PA acquisition related Notes payable of $1,455,994 which would not have occurred on a pro forma basis. This amount includes $536,609 for the PA Agile January 2023 acquisition loan, $967,195 for the PA April 2023 loan which was offset by $47,810 in unamortized debt issuance costs.

Reference F-2 reflects a decrease in notes payable of $1,576,000 for the remaining Notes Payable to the previous owners of PA in connection with the PA acquisition. This transaction expense was reflected as a decrease in Notes Payable and a decrease in cash from the Offering.

G.	Common stock. Transaction accounting adjustments for common stock equity represent an increase of $20,539. Reference G-1 reflects a common stock equity increase of $8,870 for the par value stock equity of the issuance of 887,006 shares of the Company Common Shares issued as part of the acquisition of PGC. Reference G-2 reflects common stock equity increase of $11,669 for the par value stock equity of the issuance of 1,166,861 Company Common Shares for this Offering.

H.	Additional paid-in capital. Transaction accounting adjustments for additional paid-in capital represent an increase of $11,693,377. Reference H-1 reflects $176,084 of paid-in capital expense on a pro forma basis adjusted from deferred offering expense to equity issuance costs. Reference H-2 reflects $3,131,130 of paid-in capital for the PGC acquisition derived from 887,006 of Company Common Shares issued at an agreed valuation of $3.54 per share totaling $3,140,000 offset by $8,870 par value equity included in common stock; see reference G-1. Reference H-3 reflects $8,738,282 of paid-in capital for the issuance Company Common Shares from this Offering for a value of $10 million offset by $1,250,000 in Offering expense and $11,669 in par value equity included in common stock.

I.	Members equity. Reflects the elimination of PGC’s historical members equity after recording the acquisition transaction as indicated in Note 2.

J.	Accumulated deficit. The accounting adjustment to decrease accumulated deficit of $717,012 reflects a decrease of $628,822 in interest for the two acquisition Notes Payable associated with the PA acquisition and a decrease of $88,190 of amortization of debt issuance expense.

Transaction Accounting Adjustments for Consolidated Statement of Operations

The transaction accounting adjustments included in the unaudited pro forma consolidated statement of operations for the six months ending June 30, 2023 and as of the fiscal year ended December 31, 2022 are referenced and itemized as follows:

K.	Stock based compensation. Transaction accounting adjustments for stock based compensation represent a decrease of $1,270,081 for the six months ending June 30, 2023. On a pro forma basis, PGC and PA acquisition related stock grants used for employee retention would not occur during this fiscal period.

L.	Interest expense. Transaction accounting adjustments for interest expense represent a decrease of $717,012 for the six months ended June 30th, 2023 and a decrease of $76,303 for the fiscal year ended December 31, 2022. This reflects the elimination of Notes Payable interest expense for the PA acquisition.

M.	Weighted average Common Shares. The addition of 2,353,867 Common Shares issued for the year ended December 31, 2022 reflect the addition of 887,006 shares related to the PGC acquisition, 1,166,861 shares issued for this Offering and 300,000 shares issued related to the PA acquisition. Common share balance of 9,681,631 for the fiscal year ended December 31, 2022 carried forward as opening balance for interim financial period ended June 30, 2023. Ending balance for interim period ended June 30, 2023 reflects actual common shares issued during financial period less 300,000 common shares now recorded on a pro forma basis in fiscal year ended December 31, 2022.

N.	Depreciation expense. The increase in depreciation expense of $202,640 for the year ended December 31, 2022 reflects the application of acquisition method of accounting applied to PA acquisition resulting in an increase in the cost basis of acquired property and equipment.

Note 4: Tax Effect

Pro forma statement of operations after transactional adjustments show a Net Loss of $1,022,244 for the six months ending June 30th, 2023 and a Net Loss of $2,904,581 for the fiscal year ended December 31, 2022. In accordance with SEC Rule 11-02(b)(5) of Regulation S-X, the company has included no tax expense (benefit) relating to the transaction accounting adjustments.

Note 5: Management’s Adjustments

Management expects that, following completion of the acquisition of PA and PGC, the post-acquisition company would have realized certain synergies resulting in costs savings as compared to the historical combined costs of the Company and PA and PGC operating independently. In accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosure about Acquired and Disposed Businesses”, the Management’s Adjustments note include adjustments that depict synergies of the acquisitions.

Management’s Adjustments to the pro forma consolidated statement of operations for the six months ending June 30th, 2023 and as of the fiscal year ended December 31, 2022 reflects:

●	the of acquisition of Paradise Adventures LLC (“PA”) on January 18, 2023 as if it had occurred on January 1, 2022, and

●	the of acquisition of the Paradise Group of Companies, to occur with the Use of Proceeds from this Offering, as if it had occurred on January 1, 2022, and

●	the financial impact of this Offering, as if it had occurred on January 1, 2022.

The Company believes there exists a reasonable basis for each such adjustment. The adjustments are limited to the effect of synergies on the historical financial statements of operations that form the basis for the pro forma statement of operations as if the synergies existed as of the beginning of the fiscal period presented. The pro forma financial information reflects all Management’s Adjustments that are, in the opinion of management, necessary to a fair statement of the pro forma financial information presented. The management’s adjustments included in the unaudited pro forma consolidated statement of operations are illustrated in the following table.

Management’s Adjusted Pro Forma Consolidated Statement of Operations

Six Months Ended June 30, 2023

(In USD dollars)

	Company	PGC	Historical Combined Six Months Ended June 30, 2023	Transaction Accounting Adjustment	Management Adjustment	Reference	As Adjusted Six Months Ended June 30, 2023
Revenues, Net	3,761,459	$5,912,161	$9,673,620	-			$9,673,620

Cost of Revenue	2,670,657	4,582,123	7,252,942		(658,676)	O	6,594,266

Gross profit	1,090,802	1,330,038	2,420,840				3,079,516

Operating Costs and Expenses:
Compensation and related expenses (includes stock based compensation of $1,420,081)	1,736,922	791,358	2,528,280	(1,270,081)		K	1,258,199
General and administrative expenses	1,153,655	334,303	1,487,958		(797,447)	P	690,511
Marketing and advertising expenses	661,906	52,370	714,276		(319,724)	Q	394,552
Depreciation expense	28,720	6,046	34,766	-			34,766
Total operating costs and expenses	3,581,203	1,184,077	4,765,280				2,378,028

Operating loss	(2,490,401)	145,961	(2,344,440)	3,045,928			701,488

Other Income (Expenses):
Interest expense	(844,025)	(2,780)	(846,805)	717,012		L	(129,793)
Other income	154,271	27,637	181,908	-			181,908
Total other expenses, net	(689,754)	24,857	(664,897)	717,012			52,115

Net Loss	(3,180,155)	170,818	(3,009,337)	3,762,940			753,603

Net Loss per Share - Basic and Diluted			(0.24)				0.06
Weighted-Average Common Shares Outstanding - Basic and Diluted			12,375,023			M	12,375,023

Management’s Adjusted Pro Forma Consolidated Statement of Operations

Year Ended December 31, 2022

(In USD dollars)

	AMDI	PGC	PA	Historical Combined Year Ended December 31, 2022	Pro Forma Adj.	Management Adjustment	Reference	Pro Forma Combined Year Ended December 31, 2022
Revenues, Net	$4,591,690	$10,529,733	$2,038,013	$17,159,436	-			$17,159,436

Cost of Revenue	3,791,356	8,274,975	1,328,195	13,394,526		(1,288,431)	O	12,106,095

Gross profit	800,334	2,254,758	709,818	3,764,910				5,053,341

Operating Costs and Expenses:
Compensation and related expenses (includes stock based compensation of $1,654,546)	1,941,159	1,490,011	-	3,431,170		(1,917,046)	Q	1,514,124
General and administrative expenses	896,086	625,842	696,210	2,218,138		(697,348)	P	1,520,790
Marketing and advertising expenses	439,218	117,478	-	556,696		(85,000)	R	471,696
Depreciation expense	118,757	-	46,011	164,768	202,640		N	367,408
Total operating costs and expenses	3,395,220	2,233,331	742,221	6,370,772	(2,496,754)			3,874,018

Operating loss	(2,594,886)	21,427	(32,403)	(2,605,862)	1,208,323			1,179,323

Other Income (Expenses):
Interest expense	(190,249)	(5,699)	(76,303)	(272,251)	76,303		L	(195,948)
Legal settlement	(250,000)	-	(90,000)	(340,000)	-			(340,000)
Other income	24,434	71,816	343,619	439,869	-			439,869
Total other expenses, net	(415,815)	66,117	177,316	(172,382)	76,303			(96,079)

Net Loss	$(3,010,701)	$87,544	$144,913	$(2,778,244)	$1,284,626			$1,083,244

Net Loss per Share - Basic and Diluted				$(0.38)	$-			$0.11
Weighted-Average Common Shares Outstanding - Basic and Diluted				7,327,764	2,353,867		M	9,681,631

The management’s adjustments included in the unaudited pro forma consolidated statement of operations are referenced and itemized as follows:

O.	Cost of Revenue. For the year ended December 31, 2022 and the six months ended June 30, 2023, reflects a decrease of $1,288,431 and $658,676 respectively in cost of revenue through elimination of one-time training and integration expense for captains and crew associated with the acquisitions. Management has also factored in an efficiency that will be achieved with an increased utilization of full-time captains and crew over freelance labor as economy of scale is achieved. These acquisition transaction costs are not expected to affect the Combined Company’s income statement beyond 18 months after the acquisition date.

P.	General and administrative expense. For the year ended December 31, 2022 and the six months ended June 30, 2023, reflects a management adjustment to remove estimated non-recurring transaction costs related to the acquisitions and this Offering of $697,348 and $797,447 respectively. These additional acquisition transaction costs include legal and professional fees, lease and rent and general office expense. These acquisition transaction costs are not expected to affect the Combined Company’s income statement beyond 18 months after the acquisition date.

Q.	Compensation expense. For the year ended December 31, 2022, reflects an adjustment to remove actual redundant and non-recurring compensation expenses related to the acquisitions of $1,917,046. Management has not included any general expense optimization or work efficiency that may be seen with each acquisition. Management has only adjusted for documented and verifiable labor expenses that would be redundant with each acquisition. These acquisition transaction costs are not expected to affect the Combined Company’s income statement beyond 12 months after the acquisition date.

R.	Marketing and advertising expense. For the year ended December 31, 2022 and the six months ended June 30, 2023, reflects an adjustment to eliminate $85,000 and $319,724 respectively of estimated non-recurring expenses related to the integration of the acquisitions into the Company’s digital marketing and advertising platform and operating processes. These integration related costs are not expected to affect the Combined Company’s income statement beyond 18 months after the completion of each acquisition.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes to those statements included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations related to future events and our future financial performance that involve risks, uncertainties and assumptions, such as statements regarding our intentions, plans, objectives, expectations, forecasts and projections. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under the section titled “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section titled “Cautionary Note Regarding Forward-Looking Statements.”

Overview of Amphitrite Digital, Inc.

We provide award-winning in-destination tours, activities and attractions (“TAA”) in the continental United States and the Caribbean using itineraries that feature up-close encounters with marine wildlife, nature, history and culture, and promote guest empowerment and interactivity. We have pioneered innovative ways to allow our guests to connect with exotic and remote places. Many of these maritime expeditions involve travel to top vacation destinations such as the U.S. Virgin Islands, the British Virgin Islands, Panama City Beach, Florida, and Chicago, Illinois. We have been the recipient of TripAdvisor’s 2022 and 2023 Travelers Choice Award, and we were voted the Best Day Sail operation by the Virgin Islands Daily News for 2021 and 2022. We own and operate 50 luxury catamarans and power boats in the USVI, 12 catamaran yachts and power boats in Panama City, Florida, and offer a variety of maritime tours on Lake Michigan from Chicago on the Tall Ship Windy, a 148-foot, traditional four-masted topsail schooner ship designated as the official Tall Ship Ambassador for the City of Chicago. Our operating business units include Seas the Day Charters USVI, Windy of Chicago, Paradise Adventures Catamarans and Watersports in Panama City Beach, Florida, Paradise Group of Companies (“PGC”) in the U.S and British Virgin Islands, and Magens Hideaway on St. Thomas, USVI. We anticipate our acquisition of the PGC to be completed upon the consummation of this Offering. PGC currently manages and operates privately owned luxury yachts valued at over $55 million under the Paradise Yacht Management brand. In addition, PGC offers luxury yacht management services in the USVI on behalf of yacht owners, including marketing weeklong, all-inclusive luxury yacht vacations, general yacht management and maintenance, term charter clearing agent services for an additional 12 yachts, and yacht sales brokerage services.

Recent Developments

On August 25, 2022 we signed a Letter of Intent to acquire Paradise Adventures LLC dba Paradise Adventures Catamarans and Watersports. Paradise Adventures LLC owns and operates 13 maritime tour and charter vessels from Panama City Beach Florida (www.paradiseadventurespcb.com). This acquisition closed on January 18, 2023.

On March 24, 2023 we entered into a Purchase Agreement to acquire the Paradise Group of Companies, which collectively provide luxury yacht management services and all-inclusive luxury yacht vacations for guests aboard luxury sailing and motor yachts in the Caribbean with a fleet of 31 managed yachts. In addition, the Paradise Group of Companies also provide ancillary yacht management services which include term charter broker sales activity, term charter clearing agent activity, yacht sales brokerage services, and yacht maintenance services. On June 6, 2023, we entered into a First Amendment to the Purchase Agreement which extended the closing date to on or before July 31, 2023. On July 31, 2023 we entered into a Second Amendment to the Purchase Agreement which extended the closing date to on or before September 15, 2023 and eliminated “Contingent Consideration” for financial performance for post-acquisition financial periods agreed upon in the initial Purchase Agreement. The collective purchase price was adjusted to $6,280,000 as the “Base Price” with $3,140,000 to be paid in cash at closing and the remaining balance paid by the issuance of 887,006 common stock of the Company at a value of $3.54 per share at the date and time of the closing of the transaction or by a delivery of a promissory note in the amount of $3,140,000, or for any portion of the balance for which the ownership group of the Paradise Group of Companies does not exercise an option to receive the Company’s common stock. On September 15th, 2023, we entered into a Third Amendment to the Purchase Agreement which extended the closing date to on or before October 31, 2023.

We anticipate our acquisition of the Paradise Group of Companies to be completed upon the consummation of this Offering. Assuming successful closing of the transaction prior to October 31, 2023, the company will realize revenue from this transaction in our fiscal fourth quarter; October 1st through December 31, 2023. As the Paradise Group of Companies acquisition has not been completed, the financial numbers for PGC are not reflected in this Management Discussion and Analysis.

Key Factors Affecting Amphitrite Digital’s Operating Results

We believe our strength is our ability to apply digital transformation to the traditional operating model and operating processes used in the TAA industry and transform and implement a future state, digitally enabled operating model and processes that has the capability to drive top line revenue growth and bottom-line results. We believe our integrated, digitally enabled operating model allows us to exceed guest expectations while providing a foundation for both organic growth and implementation of an acquisition roll-up strategy. Our financial position and results of operations depend to a significant extent on the investment and application of leading-edge digital technology to the primary operating processes used within the maritime tour activity and attractions industry, acquisitions to enter new geographic markets, and providing a world-class guest experience.

Formation and Predecessor Operations

We were formed in April 2022 to continue the operations of our predecessor and acquired its two wholly owned business units, Windy of Chicago Ltd and the Seas the Day business unit of Ham and Cheese Events LLC, and in January 2023 we acquired Paradise Adventures LLC. In March 2023 we entered into a Purchase Agreement to acquire the Paradise Group of Companies, which we anticipate completing upon the consummation of this Offering. Because of our rapid growth this year through completed and anticipated acquisitions, our ability to accurately forecast our future results of operations is limited and subject to a number of uncertainties, including the speed and expense of the integration of acquired businesses and our ability to effectively plan for and manage our growth.

Investment in Digital Advertising and Marketing

We plan to significantly expand our digital marketing functions as well as our digital advertising spend to build upon the growing global interest in maritime tours, activities and attractions. We market primarily to guests traveling from the United States and the U.S. Virgin Islands through direct online sales and through our Online Travel Agency (“OTA”) partners. We seek to increase demand through effective marketing campaigns directed at our potential guests using digitally enabled online advertising programmatic campaigns, primarily through Google Network, Microsoft Audience Network and Meta. We utilize advanced analytics, campaign management systems augmented by artificial intelligence and machine learning via leading technology providers, including MarinOne and DIIB, to achieve maximum results. In the preceding 12 months ended June 30, 2023, more than 80,000 guests experienced a maritime tour, charter or vacation with our Company on a pro forma basis giving effect to all acquisitions.

We also intend to expand our investment in various non-advertising marketing activities, including initiatives such as increased social media presence, sponsored webinars, content sponsorship, and event sponsorship which we believe will enhance further growth of both new and repeat guests. In the preceding twelve months ended June 30, 2023, over 4.86 million unique users visited our websites and social media sites to plan their maritime activities. Our operating units have received more than 9,400 reviews on the major consumer review sites; Google Reviews, TripAdvisor, and Facebook. Of those reviews on a 5-star scale, 94% were 5-star reviews, 2% were 4-star, 1% were 3-star and 3% were 2 or 1-star reviews.

In twelve months ended June 30, 2023, 64% of our revenue came through direct and online sales with a cost of advertising of 11.9%% and a Return on Advertising Spend (ROAS) of 839%, respectively. We expect our ROAS will continue in the 750% to 850% range, however as we expand into new markets our cost of advertising as a percent of revenue may fluctuate.

Customer Concentrations

Our business relies on relationships with OTAs to generate a large percentage of our revenue through bookings made by these travel companies. OTAs represented approximately 29% of our business for the twelve months ending December 31, 2022. This revenue concentration in OTAs makes us particularly dependent on factors affecting those OTAs. For example, if demand for their services decreases, travel buyers may stop utilizing our services or move all or some of their business to competitors or competing channels. A substantial portion of our revenue from OTAs is through our supplier agreement with Viator, which accounted for approximately 26% and 32% of our total revenue for the year ended December 31, 2022 and 2021. No other customer or referral source constitutes more than 10% of our revenue.

Geographic Expansion through Mergers and Acquisitions

The tour activity operator industry is fragmented, with few large, multi-geographic players. This fragmentation results in a lack of efficiency and economy of scale. According to Phocuswright Research, “More than eight in 10 operators generate less than $200,000 in annual gross sales” (See https://www.phocuswright.com/Travel-Research/Research-Updates/2022/The-outlook-for-travel-experiences). This fragmentation gives the Company the opportunity to grow through the acquisition of maritime TAA operators in geographic markets we desire to have a presence. We have successfully completed acquisitions to enter the Chicago-Great Lakes market with the acquisition of Windy of Chicago Ltd and the Florida panhandle market with the acquisition of Paradise Adventures LLC in Panama City Beach, Florida. We have completed several tuck-in acquisitions to fill demand for our Seas the Day Charters USVI operation in St. Thomas, U.S Virgin Islands. We have announced the acquisition of the Paradise Group of Companies, which we anticipate completing upon the consummation of this Offering. This acquisition expands our St. Thomas and St. John USVI presence and gives us entry into the British Virgin Islands and Bahama’s geographic markets.

We intend to continue to expand our geographic footprint through mergers and acquisitions and once a presence in a geography is established, we will grow that market organically Our objective when entering a new geographic market is to acquire one of the existing leading market share operators. We look for high tourist and visitor counts, high OTA search volumes, existing TAA’s with large guest counts and a location where we can offer a differentiated maritime experience. We utilize use Salesforce.com to bring enhanced productivity to our M&A processes and we have an active pipeline of potential acquisition targets. We have confidentiality agreements being reviewed with several acquisition targets though conversations have not progressed to terms or letters of intent. Our ability to expand into new markets depends on many factors including, but not limited to, compliance with local laws and regulations, demand for our TAA offerings and availability of existing maritime tour activity operators that may be available for sale at reasonable multiples. Our strategic acquisitions, if any, may affect our future financial results.

Technology Investment in the Next Generation Guest Experience

Our investments in growth include new and enhanced pre-booking processes and new programming and enhanced maritime TAA offerings for our guests. We plan to continue to invest in our programming by applying digital technology to the guest experience. In October of 2023, we will be rolling out our artificial intelligence, ChatGPT based chatbot ‘Ask Amphitrite’ giving guests access to a wealth of information to assist them in planning their vacation or stay-cation by using our intuitive, easy to use natural language tool. Currently in development, and scheduled for release in January of 2024, we will bring a new level to our award winning guest experience during their maritime activity by introducing augmented reality technology to many of our maritime activities. Guests will enjoy an enhanced, immersive experience that integrates text, graphics, 3-D imagery and video to their real-world maritime experience. Although we expect these investments to benefit our business over the long term, we expect our total operating expenses as a percentage of revenue may increase in the short term.

Introduction of New Offerings

Term Charters. Since its inception, the Company has focused on luxury maritime private day charters and maritime tours. Our typical offerings include private half day or full day yacht charters that typically end by 6pm local time. Our maritime educational and recreational tours typically range from 1.5 to 4 hours and are marketed and sold ‘per person’. Historically, the Company has not offered multi-day, overnight vacation yacht charters typically referred to as ‘term charters’ in the industry. With the acquisition of the Paradise Group of Companies, we will expand our offerings to include multi-day, luxury yacht term charters in the U.S. Virgin Islands, the British Virgin Islands and a limited initial presence in the Bahama’s. These term charters range in price from $16,000 to $75,000 for a 7-night luxury yacht charter. In the short term, the acquisition of PGC may have negative effects on our operating results due to integration related expense.

Investment in Luxury Self-Service Booking Channels

In the post-pandemic world, the Company anticipates that the demand for nature and outdoor based vacations will increase. The Company believes this demand will also be impacted by digital natives; “millennials and following generations [whom] have spent nearly their entire lives surrounded by computers, digital devices and the world of social media” (courtesy techtarget.com). These digital natives are now at the life stage where they have the financial capacity to enjoy luxury yacht vacations, however it comes with an expectation if not a demand for a true digitally enabled pre-booking and booking experience.

Traditionally, term charter yacht vacations have been sold through the term charter broker and travel agent channel. The Company anticipates that digital natives will increasingly eschew this channel and will have an affinity to utilize digital channels including websites and apps that provide the capability and self-service they have grown to expect. For luxury term charter offerings, the Company has developed and began testing in July of 2023 CharterSmarter; https://www.chartersmarter.com/. An end-to-end booking solution for luxury yacht term charter information and bookings, the Company will continue to enhance the capabilities of CharterSmarter and anticipate a North America and Caribbean rollout of this channel in November of 2023.

The Company believes that CharterSmarter is well situated to meet the needs of our target consumer. Amphitrite expects that this effort will have positive impact and generate increased revenue at a lower cost per sale than the existing charter broker and travel agent channel. However, in the short term the development investment and sales and marketing investment may have negative effects on our operating results as an increase in operating expenses resulting from this investment may not be immediately reflected in sales revenue.

Development and Introduction of Product Line Extensions

For the preceding 12 months ended June 30, 2023 on a pro forma basis giving effect to acquisitions the Company has serviced more than 80,000 guests on its maritime charters and tours. During the same time frame over 4.86 million unique users visited our websites and social media sites to plan their maritime activities. The Company believes this captive audience will have an affinity to purchase related services before and after their yacht charter or maritime tour while on vacation or stay-cation.

Affiliate Program. In September 2023 we began testing this concept utilizing the Fareharbor Affiliate Program. As an example, guests of Seas the Day Charters USVI in the days prior to their yacht charter or maritime boat tour with us, are referred by email and/or text marketing to https://landandseausvi.com/ where they can book non-competitive tours, activities and attractions as well as other vacation related services. Upon booking of any of these products or services, the Company receives a commission; approximately 20%. We believe we will have an adequate amount of data by the end of 2023 to determine whether a roll-out and expansion of the affiliate program to our other business units is warranted.

Merchandise. Having achieved a certain scale in annual guest count, the Company believes an opportunity exists to sell branded merchandise to its guests as a reminder of the Best Day of Their Vacation. After a thorough review of potential partners, the Company selected Printify as its partner for the production and sale of branded merchandise. Beginning with Seas the Day USVI (https://seasthedayusvi.com/merchandise/) and Windy of Chicago (https://tallshipwindy.com/merchandise/), the Company has begun test marketing. Prior, during or after their yacht charter or maritime tour, guests now can order branded merchandise and have it direct shipped to their home. As our partnership with Printify requires no inventory investment, the Company’s investment in this product line extension is minimal while it’s benefits we expect to create incremental profit, brand loyalty, and organic advertising impressions.

Ability to Competitively Price our Offerings

Amphitrite Digital’s operating units are not the low-priced option in the geographic markets we serve. Generally, we do not discount our offerings, nor do we utilize many of the traditional discount marketing tactics used in the TAA industry including coupons, promo codes, etc. Our objective is to be the highest value option in the market. Our operating results depend on our ability to successfully market the value proposition of our offerings. Like other luxury services, as the industry matures, we anticipate price pressure to emerge over time. Our strategy is to maintain our position as a high value trusted brand in the markets we serve. Historically, we have been able to obtain year over year revenue growth in our markets while not being the low-cost provider. However, if we are unable to communicate the value proposition of our offerings or price pressure emerges more rapidly than we anticipate, our operating results may be adversely affected.

Level of Indebtedness

As of June 30, 2023, our total notes payable to related parties was $1,337,270 and our commercial total notes payable was $6,168,393 with a combined notes payable of $7,505,663. This includes: $1,576,000 notes payable for the acquisition of Paradise Adventures LLC, $1,272,600 for an Economic Injury Disaster Loan for Seas the Day Charters USVI, $643,733 for the purchase of the sailing vessel Tall Ship Windy, $499,900 for an Economic Injury Disaster Loan for Windy of Chicago Ltd, and other miscellaneous notes payable primarily for the purchase of charter vessels. A schedule of all notes payable in the amount of $7,505,663 is further described in detail under Notes Payable in this section and incorporated by reference under Item 16 as Exhibits to this prospectus.

Our substantial level of indebtedness could have important consequences for us, including the following: requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations and future business opportunities; exposing us to the risk of higher interest rates as it relates to our sole variable interest rate SBA loan; restricting us from making strategic acquisitions or causing us to make non-strategic divestitures; limiting our ability to obtain additional equity or debt financing for general corporate purposes, acquisitions, investments, capital expenditures or other strategic purposes; limiting our ability to adjust to changing business conditions and placing us at a competitive disadvantage to our less highly leveraged competitors; and making us more vulnerable to general economic downturns and adverse developments in our business. The above factors could limit our financial and operational flexibility and, as a result, could have a material adverse effect on our business, financial condition and results of operations.

Impairment of Long-Lived Assets

Management assesses the recoverability of its long-lived assets when indicators of impairment are present. If such indicators are present, the recoverability of these assets is determined by comparing the undiscounted net cash flows estimated to result from those assets over the remaining life to the assets’ net carrying amounts. If the estimated undiscounted net cash flows are less than the net carrying amount, the assets would be adjusted to their fair value, based on appraisal or the present value of the undiscounted net cash flows. Accounting principles require the company to report fixed asset value, primarily maritime tour and charter vessels, on its balance sheet after accumulated depreciation. As of June 30, 2023 the Property and Equipment, Net value on the company’s balance sheet is $6,484,149. The company regularly receives valuation estimates on the market value of its maritime vessels for insurance purposes. The company believes the market value of these Fixed Assets as of December 31, 2022 is between $8MM and $8.5MM.

Continued Investment in Digital Transformation of Operating Processes

The Company was formed with the hypothesis that applying digital transformation to the traditional operating business model and underly business processes of the TAA industry will result in substantive competitive advantage. The Company continues to believe that the increased expectations of digital natives and through the continual development and thoughtfully designed applications of digital technology including AI, machine learning and augmented reality can further transform the TAA industry. We believe we have a sizable opportunity to grow our business through a continual transformation environment philosophy and become the industry leader in this area. We intend to continue our investment in digital technology and its application to our business processes. Long-term we believe this will improve the operating efficiency of our Captain, Crew and supporting staff and provide a unique guest experienced from pre-booking to post-activity, allowing us to provide differentiated organic growth that follows each strategic acquisition. As the competition for digital technology resources continues to increase, our operating expense for technology development may be negatively impacted.

Our ability to successfully navigate the aforementioned factors and continue to grow will impact our future operating results.

Components of Operating Results

Revenue

The Company’s revenue is generated from the sale of private yacht day charters, maritime tours and with the acquisition of the Paradise Group of Companies expected to close upon the completion of this Offering, yacht vacation term charters. Our revenue channels consist of direct online sales and sales through OTAs. During the twelve months ended June 30, 2023, 64% of our ticket sales came through direct and online sales through our five primary websites, tallshipwindy.com, seasthedayusvi.com, paradiseadventurespcb.com, paradiseyachtmanagement.com, and magenshideaway.com, 29% of our revenue came through OTAs and 7% through miscellaneous channels.

Cost of Revenue

Cost of revenues primarily consists of labor for the captain and crews of our maritime vessels, depreciation expense of those vessels, and operating costs of those vessels including fuel, repair and maintenance. Cost of revenues also include cost of food and beverage where food or beverage has been purchased or is included in the price of the maritime activity. Costs of revenues are recognized in the period in which the guest participates in the maritime offering and the corresponding revenue is recognized.

Gross Profit and Gross Margin

Gross profit represents revenues less cost of revenue. Gross margin is gross profit expressed as a percentage of revenues. Our gross margin may in the future fluctuate from period to period based on a number of factors, including the ratio or revenue between day charters, maritime tours and yacht vacation term charters.

Operating Expenses

Our operating expenses consist of compensation expense including non-cash stock based compensation expense, general and administrative expense, marketing and advertising expense, professional and consulting expense and non-vessel depreciation expense. Depreciation expense for the maritime vessels used directly in our maritime offerings is recorded in cost of revenue. As our total revenue increases or decreases and to the extent our operating expenses are not equally affected, our operating expenses as a percentage of revenue will similarly fluctuate.

Compensation Expenses

Compensation expense consists of salaries and benefits paid to our officers, management and support staff including non-cash stock-based compensation expense utilized from our 2022 Omnibus Securities and Incentive Plan. Of note, the largest tranche of our compensation expense is for captain and crew labor for our maritime vessels which is included in Cost of Revenue. As our stock-based compensation is used for retention of key personnel as part of our merger and acquisition program, this expense will fluctuate.

General and Administrative Expenses

General and administrative expense primarily consists of operating lease expenses, insurance, technology including technology development, travel and office supplies. Technology development expense primarily consists of compensation costs for technical and engineering resources, third-party contractor expenses, software development tools, and other expenses related to researching, developing and/or implementing new digital solutions and upgrading and enhancing existing solutions. We plan to continue to invest in implementing technology to enhance our business operating model and specific standard operating processes.

The Company does not capitalize software development costs. The Company’s software is available for general release concurrent with the establishment of technological feasibility and, accordingly, the Company has not capitalized any development costs since inception. Costs incurred to enhance existing products or after the general release of the software are expensed in the year they are incurred and included in general and administrative expense in the consolidated statements of operations. We expect that research and development technology expenses will increase as a percentage of our revenue over the long term, though the expense may fluctuate as a percentage of our revenue from period to period because of the timing and extent of these expenses.

Following the completion of this Offering we expect to incur additional general and administrative expenses as a result of operating as a public company, including increased expenses for insurance and costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC.

Marketing and Advertising Expenses

Marketing and advertising costs are expensed as incurred and primarily consists of the purchase of digital advertising with Google Network, Microsoft Audience Network and Meta. This expense category also includes license and subscription expense for various analytics, campaign management, business intelligence, AI and augmented reality technology. We plan to continue to invest in marketing and advertising to attract and increase the engagement of consumers and guests on our various digital channels and increase our brand awareness. We expect that marketing and advertising expense will increase on an absolute dollar basis and remain fairly consistent from period to period as a percentage of revenue for the foreseeable future.

Professional and Consulting Expenses

The Company’s professional and consulting expenses primarily consist of legal and accounting expenses. This primary legal and accounting expenses incurred to date have been associated with acquisitions and this Offering. Following the completion of this Offering we expect to incur additional professional and consulting expense as a result of operating as a public company, including audit and investor relations expense. As a key growth strategy for the company is an acquisition, roll-up strategy, the Company anticipates additional legal and accounting expenses associated with future acquisitions.

Depreciation Expense

Depreciation and amortization expense consists of depreciation expenses recorded against the Company’s property and equipment, which is primarily relating to automobiles, leased space capital improvement, furniture and fixtures, computers, and purchased software, and equipment. Depreciation expense listed in Operating Expense excludes depreciation expense of the maritime vessels used in our charter and maritime tour operations. We expect that depreciation expenses will decrease as a percentage of our revenue over the long term.

Other (Expense) Income

Interest Expense

Interest expense consists primarily of interest on outstanding third party and related party notes and borrowings. The company has incurred significant interest expense related to loans to fund acquisitions and loans to fund the purchase of maritime vessels. The majority of existing debt will be retired with the Use of Proceeds from this Offering. The Company anticipates interest expense to significantly decrease upon completion of this Offering.

Other Income

Other income primarily consists of transactions that are not representative of normal operations and include forgiveness of PPP loans related to COVID-19 government programs and income related to the sale of assets primarily maritime vessels that are being replaced. The Company generally depreciates its maritime vessels on a five year depreciation schedule resulting in a $0 balance sheet value at the end of the depreciation schedule. In our industry, these vessels still have material fair market value. Other income will fluctuate during periods when the Company replaces maritime vessels.

Results of Operations

This section includes a summary of our historical results of operations, followed by detailed comparisons of our results for (i) the years ended December 31, 2022 and 2021, and (ii) the six months ended June 30, 2023 and 2022. We have derived this data from annual consolidated financial statements and our interim financial statements included elsewhere in this prospectus.

The following table provides certain selected financial information for the periods presented:

	For the Six Months Ended June 30,	For the Six Months Ended June 30,	For the Year Ended December 31,
	2023	2022	2022	2021
Statement of Operations Data:
Net sales	$3,761,459	$2,205,946	$4,591,690	$2,059,001
Cost of revenue	$2,670,657	$1,278,741	$3,791,356	$1,633,373
Gross profit	$1,090,802	$927,205	$800,334	$425,628
Total operating expenses	$3,581,203	$1,804,033	$3,395,220	$324,727
Income (loss) from operations	$(2,490,401)	$(876,828)	$(2,594,886)	$100,901
Total other income (expenses)	$(689,754)	$(320,510)	$(415,815)	$(28,277)
Net income (loss)	$(3,180,155)	$(1,197,338)	$(3,010,701)	$72,624
Basic and dilutive income (loss) per share of common stock	$(0.33)	$(0.17)	$(0.41)	$0.01
Weighted average number of shares of common stock outstanding	9,520,637	7,065,588	7,327,764	6,400,000
Adjusted EBITDA[1]	$620,093	$337,110	$454,364	$347,627
Adjusted EDITDA margin, net[2]	16.5%	15.3%	9.9%	16.9%

	As of June 30,	As of December 31,
	2023	2022	2021
Balance Sheet Data:
Cash (includes restricted cash)	$62,000	$134,868	$1,027
Total assets	$9,038,232	$4,904,395	$1,681,162
Total liabilities	$9,997,410	$6,222,817	$1,864,218
Accumulated deficit and invested equity	$(7,139,624)	$(3,949,475)	$(183,056)[1]
Total stockholders’ equity 2022, invested deficit for 2021	$(959,178)	$(1,318,422)	$(183,056)[1]
Total liabilities and stockholders’ equity	$9,038,232	$4,904,395	$1,681,162

1 Adjusted EBITDA

Adjusted EBITDA reconciles to net income (in thousands) as follows:

	For the Six Months Ended June 30,	For the Six Months Ended June 30,	For the Year Ended December 31,
	2023	2022	2022	2021
Net income (loss)	$(3,180,155)	$(1,197,338)	$(3,010,701)	$72,624
+ interest expense	844,025	91,343	190,249	44,555
+ tax expense			0	0
+ depreciation & amortization	469,215	220,007	587,922	230,448

EBITDA	(1,866,915)	(885,988)	(2,232,530)	347,627
+ settlements			250,000
+ share-based compensation expense	1,420,081	688,125	1,654,546	0
+ non-recurring expenses related to acquisitions	691,927	419,973	562,348	0
+ transaction costs	375,000	115,000	220,000	0

Adjusted EBITDA	$620,093	$337,110	$454,364	$347,627

2 Adjusted EBITDA Margin, net

Adjusted EBITDA margin, net is calculated as follows:

	For the Six Months Ended June 30,	For the Six Months Ended June 30,	For the Year Ended December 31,
	2023	2022	2022	2021
Net sales	$3,761,459	$2,205,946	$4,591,690	$2,059,001
Net income (loss)	$(3,180,155)	$(1,197,338)	$(3,010,701)	$72,624
Net income (loss) margin	(84.5)%	(54.3)%	(65.6)%	3.5%
Adjusted EBITDA	$620,093	$337,110	$454,364	$347,627
Adjusted EBITDA margin, net	16.5%	15.3%	9.9%	16.9%

Results of Operations for the Year ended December 31, 2022 as compared to the year ended December 31, 2021

Net sales

The company saw an increase in net sales of 123% for the year ended December 31, 2022 to $4,591,690, as compared to $2,059,001 for the year ended December 31, 2021. This increase was driven by (1) the acquisition of Windy of Chicago Ltd in January of 2022 with net sales of $1,671,080, and (2) an increase in net sales of 34% to $2,920,610 at our Seas the Day Charters USVI business unit. This increase was driven by our digitally enabled guest acquisition program which drove an increase in guest count and vessel utilization.

Cost of Revenue

For the fiscal year ended December 31, 2022, cost of revenue increased by 132% for the year ended December 31, 2022, to $3,791,356, as compared to $1,633,373 for the year ended December 31, 2021. Our gross margins decreased from 20.7% in the fiscal year ended December 31, 2021 compared to 17.4% in fiscal year 2022.

For our company, labor expense for the company’s captains and crew that operate our maritime tours and charters make up the predominance of our cost of revenue. Our labor cost of revenue increased primarily due to increased labor necessary to support our increased net sales of 123% in 2022 as well as inflationary pressures, as we had to pay higher labor rates to attract and retain qualified personnel. Labor expense increased by 135% to $3,309,611 in the fiscal year ended December 31, 2022 compared to $1,402,925 in fiscal year 2021. To the extent possible, we intend to factor these considerations into our new and existing contracts to improve our margins.

We include the non-cash depreciation expense of our maritime charter and tour vessels in cost of revenue as we expand our fleet to handle demand. Depreciation expense increased 155% to $587,922 for the fiscal year ended December 31, 2022 as compared to $230,448 for the fiscal year ended December 31, 2021. This is primarily due to the purchase by Windy of Chicago Ltd of Tall Ship Windy for $1,850,000 on April 15, 2022. Tall Ship Windy was previously leased by Windy of Chicago Ltd. In addition, our Seas the Day Charters USVI business unit acquired the 50’ S/Y Leviathan and the 40’ M/V Island Flyer in 2022 adding to the increase in non-cash depreciation expense.

AMDI’s property and equipment with accumulated depreciation consists of the following as of December 31, 2022 and 2021:

Description	Estimated Useful Lives	2022	2021
Property and Equipment:
Boats	7-10	$4,911,055	$2,022,648
Vehicles	5-7	118,384	90,000
Boat Dock	20	65,925	26,917
Office Equipment	5	18,470	-
Total property and equipment, at cost		5,113,834	2,139,565
Accumulated depreciation		(1,097,452)	(509,528)
Total property and equipment, net		$4,016,382	$1,630,037

Gross profit

Gross profit increased to $800,334 from $425,628, or approximately 88%, for the fiscal year ended December 31, 2022, as compared to the fiscal year ended December 31, 2021. This increase is attributable to (1) the acquisition and net sales of Windy of Chicago Ltd in January 2022, and (2) an increase in net revenue of 34% and guest count of 22% at Seas the Day Charters USVI for the year ended December 31, 2022, to 9,064 guests, as compared to 7,426 guests for the year ended December 31, 2021. The booking and guest count increase is primarily attributable to the effectiveness of our digitally enabled guest acquisition programs.

Operating Expenses

The following table summarizes our operating expenses as of December 31, 2022, and December 31, 2021.

	December 31, 2022	December 31, 2021	$ Change	% Change
Advertising Expense	$439,218	$133,866	$305,352	228%
Other General & Administrative Expense	$1,301,456	$190,861	$1,110,595	582%
Non-cash Stock-Based Compensation Expense	$1,654,546	-	$1,654,546	-
Total Operating Expenses	$3,395,220	$324,727	$3,070,493	946%

Operating expenses for the fiscal year ended December 31, 2022, increased by approximately 946% to $3,395,220 as compared to $324,727 for the fiscal year ended December 31, 2021. Operating expenses include general and administrative expense as well as non-cash stock-based compensation expense.

The increase in operating expense was primarily attributable to an increase in non-recurring, non-cash stock-based compensation of $ 1,654,546 for the fiscal year ended December 31, 2022, compared to $0 in the prior fiscal year. This non-cash stock-based compensation consisted of stock grants to Seas the Day Charters USVI and Windy of Chicago Ltd captains, crew, employees and support personnel as part of our employee retention program and in anticipation of our Offering in 2023.

Advertising expenses increased 228% to $439,218 for the fiscal year ended December 31, 2022, compared to $133,866 for the fiscal year ended December 31, 2021. The increase is primarily attributable to an increase in our digitally-enabled advertising expenditures with Google, Microsoft Audience Network and Meta that assisted in driving the 123% year-over-year increase in net sales. In addition, the company had a non-recurring $175,000 marketing developmental expense to test new digital advertising means associated with the acquisition of Windy of Chicago Ltd and expansion of marketing channels for Seas the Day Charters USVI. We anticipate that our advertising expenses will increase proportionate to net sales throughout 2023 as we continue to utilize our digitally-enabled guest acquisition programs to drive net sales.

Other general and administrative expense increased by $1,110,595 to $1,301,456 for the fiscal year ended December 31, 2022. This was primarily driven by the acquisition of Windy of Chicago Limited by the company on January 14, 2022. The acquisition of Windy of Chicago Ltd added $626,741 of other general and administrative expense on net sales of for the same period of $1,671,080. In addition, the company had $607,348 of non-recurring operating expense associated with the acquisition of Windy of Chicago Limited in January of 2022, the acquisition of Paradise Adventures LLC in January of 2023 and non-amortized expenses associated with the corporate re-organization and legal entity creation in April of 2022.

Other Income and Expense

Other Expense for the fiscal year ended December 31, 2022, was $415,815 compared to $28,277 for the fiscal year ended December 31, 2021. Other income or expense for the fiscal year of 2022 largely consists of $250,000 in a one-time legal expense settlement, $190,249 in interest expense on the purchase of new maritime vessels, offset by $20,833 related to SBA Paycheck Protection Program loan forgiveness.

Liquidity and Capital Resources

The following table summarizes our changes in working capital as of December 31, 2022, and December 31, 2021.

	December 31, 2022	December 31, 2021	$ Change	% Change
Cash	$134,868	$1,027	$133,841	13032.2%
Current assets	$339,112	$18,495	$320,617	17343.5%
Current liabilities	$1,955,987	$505,743	$1,450,244	286.8%
Working capital	$(1,616,875)	$(487,248)	$(1,129,627)	231.8%

The cash position of the company increased by $133,841 for the fiscal year ended December 31, 2022. The company’s cash position at the end of its fiscal year is negatively affected by some seasonality in its business with peak net sales months occurring from January through August of each year. Windy of Chicago Ltd season ends September 30th of each year and resumes in early May.

Current assets increased by $320,617 to $339,112 for the fiscal year ended December 31, 2022 as compared to the fiscal year ended December 31, 2021. This was driven by an increase in net cash of $133,841, an increase in prepaid expenses of $145,707, an increase in stock receivable of $47,000, offset by a decrease in accounts receivable of $5,931.

Current liabilities increased by $1,450,244 to $1,955,987 for the fiscal year ended December 31, 2022 as compared to the fiscal year ended December 31, 2021 as summarized in the following table:

	December 31, 2022	December 31, 2021	$ Change	% Change
Accounts payable	$386,164	$15,086	$371,078	2459.8%
Accrued expenses	375,333	53,125	322,208	606.5%
Contract liabilities	210,244	232,071	-21,827	-9.4%
Lease liability, current portion	112,144	6,943	105,201	1515.2%
Current portion of notes payable, related party and related party payable	590,077	29,748	560,329	1886.0%
Current portion of notes payable	282,025	168,770	113,255	67.1%
Total current liabilities	1,955,987	505,743	1,450,244	286.8%

The year-over-year accounts payable increase of $371,078 was primarily driven by an increase in payroll taxes for 2022, due in 2023. Accrued expense increase of $322,208 was driven primarily by professional services and auditing fees associated with our 2020 and 2021 audits necessary for the preparation of this Offering.

As of December 31, 2022, the company had contract liabilities of $210,244 related to cash received in advance from customers for tours and charters to be provided during 2023, at which time, the contract liabilities will be recognized as revenues. As of December 31, 2021, the contract liabilities were $232,071 related to cash received in advance from customers. All performance obligations under these contracts were completed during the year ended December 31, 2021; therefore, the contact liabilities outstanding as of December 31, 2021 were recognized as revenues during the year ended December 31, 2022.

The year-over-year lease liability increase of $105,201 was driven by the lease of our maritime berths at American Yacht Harbor necessary to handle the expansion of our fleet. An increase of $560,329 in related party notes payable was driven by advances from Hope and Scott Stawski to fund a non-recurring legal settlement. The $113,255 increase in current notes payable was driven by the fixed asset purchases of maritime vessels SV Windy, SY Leviathan and MV Sea Wolf. Working capital decreased by $1,004,627 to ($1,491,875) for the fiscal year ended December 31, 2022.

Three factors attributed to a decrease in working capital:

1: Investment. Current portion of notes payable increased by $113,255 to $282,025. This was a result of the purchase and fixed asset financing of SV Windy associated with the acquisition of Windy of Chicago Ltd and SY Leviathan and MV Sea Wolf acquired to meet the increased demand and revenues at Seas the Day Charters USVI.

2: Non-recurring expenses. The company had $1,032,348 of non-recurring expenses in the fiscal year. This was comprised of:

●	$607,348 of non-recurring operating expense associated with the acquisition of Windy of Chicago Limited in January of 2022, the acquisition of Paradise Adventures LLC in January of 2023 and non-amortized expenses associated with the corporate re-organization and legal entity creation in April of 2022;

●	$175,000 marketing developmental expense to test new digital advertising means associated with the acquisition of Windy of Chicago Ltd and expansion of marketing channels for Seas the Day Charters USVI;

●	$125,000 of non-recurring legal expense; and

●	$125,000 of non-recurring Related Party Payable expense which was forgiven in May of 2023.

3: Business Seasonality. A primary attribution for the working capital deficit at the end of our fiscal years ended December 31, 2022 and 2021 is the seasonality of our business. Seas the Day Charters while operating year-round, has peak net sales, and cash flow during the months of January through July. Windy of Chicago operates seasonally from mid-May to mid-September; contributing no cash flow October to May.

To date, we have financed our operations primarily through cash flow from operations and working capital loans from third parties and working capital loans from our major stockholders, who are our chairman and chief executive officer, when necessary. We plan to support our future operations primarily from cash generated from our operations including cash generated from our acquisition of Paradise Adventures LLC in January 2023 and operating reserves from this Offering.

The following table sets forth information as to consolidated cash flow information for the years ended December 31, 2022 and 2021.

	December 31, 2022	December 31, 2021	$ Change	% Change
Cash Flows Data:
Net cash flows (used in) provided by operating activities	$(108,167)	$475,962	$(584,129)	(540)%
Net cash (used in) provided by investing activities	$(939,895)	$(342,531)	$(597,364)	174%
Net cash (used in) provided by financing activities	$1,181,903	$(138,159)	$1,320,062	(955)%
Net increase in cash and cash equivalents	$134,868	$1,027	$133,841	13,032%

Cash Flow Activities for the Years Ended December 31, 2022 and 2021

Net Cash (Used in) Provided by Operating Activities

Net cash flow (used in) provided by operating activities for the years ended December 21, 2022 and 2021 was ($108,167) and $475,962 respectively. For 2022, this reflected our net loss net loss of ($3,010,701) offset by $1,654,546 in non-recurring non-cash stock compensation expense, $587,922 in non-cash depreciation expense, $96,353 in non-cash amortization expense, ($20,833) in non-cash SBA PPP loan forgiveness, and a decrease of ($584,546) in liabilities.

Net Cash (Used in) Provided by Investing Activities

Cash (used in) provided by investing activities for the years ended December 31, 2022 and 2021 was ($939,895) and ($342,531), respectively, and related entirely to acquisitions and the purchase of property and equipment in each year. In 2022, ($250,000) was net cash used in the acquisition of Windy of Chicago Ltd. ($689,895) of cash was used for the purchase of maritime vessels used in our charter and tour operations, including the purchases of 148’ S/V Windy, 50’ S/Y Leviathan and 40’ M/V Island Flyer.

Net Cash (Used in) Provided by Financing Activities

Net cash (used in) provided by financing activities for the year ended December 31, 2022 and 2021 was $1,181,903 and ($138,159) respectively and consisted of $609,519 of proceeds from the sale of our Common Stock, $68,792 of notes payable for the purchase of property and equipment, and $1,046,356 of advances received from related parties, as offset by ($110,419) of repayments on notes payable, and ($432,345) of repayments on advances from related parties. Cash (used in) provided by financing activities for the year ended December 31, 2021 was $138,159 and consisted primarily of $350,00 proceeds from lines of credit, $32,900 from proceeds from notes payable to related parties and offset by ($214,121) repayment of lines of credit, ($16,819) repayment of notes payable to related parties and ($290,119) dividend payment to related parties.

Notes Payable of ($68,792) in fiscal year 2022 was primarily for the purchase of maritime vessels used in our charter and tour operations, including the purchases of 148’ S/V Windy, 50’ S/Y Leviathan and 40’ M/V Island Flyer.

The Company’s recurring losses from operations, low net operating cash flows, and working capital deficiency raise substantial doubt about its ability to continue as a going concern. To date, we have financed our operations primarily through cash flow from operations and working capital loans from third parties and working capital loans from our major stockholders, who are our chairman and chief executive officer, when necessary. We plan to support our future operations primarily from cash generated from our operations including cash generated from our acquisition of Paradise Adventures LLC in January 2023 and operating reserves generated from this offering.

Future Cash Requirements

We believe that our current cash and cash flows provided by operating activities, and the estimated net proceeds from this offering will be sufficient to meet our working capital needs in the next 12 months. Historically, the company has achieved positive net cash sufficient to service operating activities, existing debt and obligations. Net cash increased $133,841 to $134,868 for the fiscal years ending December 31, 2022.

If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we decide to accelerate our growth, then additional financing may be required. We cannot give any assurance that additional financing will not be required or, if required, would be available on favorable terms if at all. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in dilution to our stockholders which may be substantial.

As of December 31, 2022 the company’s cash requirements for notes payable are presented below.

Notes Payable – Related Party

A summary of notes payable – related party outstanding as of December 31, 2022 and December 31, 2021 is presented below.

		December 31,
		2022	2021
Ref #	Notes Payable, Related Party
R1	In June 2019, STDC Holdings issued a note payable with the managing member of Ham & Cheese LLC in the amount of $236,529, bearing interest at 8.04% per annum and requiring fixed monthly payments of principal and interest of $2,928 through maturity in June 2029. The note is secured by property and equipment with a carrying value of $132,578 and $171,382 as of December 31, 2022 and 2021, respectively.	$183,305	$200,367
R2	In November 2021, STDC Holdings assumed a note payable from Ham and Cheese Events LLC in the amount of $35,000, bearing interest at 17.49% per annum and requiring fixed monthly payments of principal and interest of $1,256 through maturity in November 2024. Note is secured by substantially all assets of the Company.	24,403	32,516
R3	In April 2022, AMDI issued a short term note payable with Ham & Cheese Events LLC in the amount of $100,000 bearing interest at 4% per annum, with one lump sum payment due in April 2023. In August 2022, AMDI paid a lump sum amount of $50,000. The note is secured by essentially all assets of AMDI. The company has extended the due date to April 2024.	50,000	-
R4	In April 2022, AMDI issued a note payable with Ham & Cheese Events LLC in the amount of $551,098, bearing an interest rate of 4%, due on maturity on April 1, 2028. As of August 2022, there were three lump sum payments of $100,000, $50,000, and $5,000 made. The note is secured by essentially all assets of STDC Holdings.	396,098	-
R5	In April 2022 STDC Holdings assumed a note payable from Ham & Cheese Events LLC in the amount of $75,000, bearing 31% interest and requiring fixed monthly payments of principal and interest of $1,683 through maturity in April 2023. The note is secured by all assets as defined in Article 9 of the UCC Code.	22,584	-
R6	In April 2022, STDC Holdings assumed a note payable with Ham & Cheese Events LLC in the amount of $85,000, bearing interest at 6.49% per annum and requiring fixed monthly payments of principal and interest of $1,663 through maturity in April 2027.	75,328	-
R7	In April 2022, WOC entered into a mortgage in the amount of $1,200,000 with a 6 % interest rate, due in April 2037. In July 2022, a loan conversion of 180,000 shares of AMDI common stock was applied as payment to the loan. $961,356 at $1.00 per share.	961,356
R8	In October 2022, STDC Holdings assumed a note payable with Ham & Cheese Events LLC in the amount of $100,000, bearing 31% interest and requiring fixed monthly payments of principal and interest of $2,244 through maturity in October 2023. The note is secured by all assets as defined in Article 9 of the UCC Code.	84,850	-
	Total Notes Payable Related Party Less Current Portion	1,797,924	232,883
	Long term portion	(465,077)	(29,748)
		$1,332,847	$203,135

Future maturities of AMDI’s total notes payable, related party less current portion are as follows:

Year ended December 31,
2023	$465,077
2024	118,037
2025	113,125
2026	113,616
2027	101,774
Thereafter	886,295
$1,797,924

Notes Payable – Commercial

A summary of notes payable – commercial outstanding as of December 31, 2022 and December 31, 2021 is presented below.

		December 31,
		2022	2021
Ref #	Notes Payable - Commercial
C1	In May 2020, Ham & Cheese Events entered into a Paycheck Protection Program Loan (“PPP Loan”) in the amount of $93,074 with a 1% interest rate, due in May 2025. Fixed monthly payments of principal and interest in the amount of $3,919 are required beginning November 2020. In June 2022, the government issued loan forgiveness in the amount of $20,833.	$46,925	$93,074
C2	In May 2020 and October 2021, Ham & Cheese Events entered into an Economic Injury Disaster Loan in the amount of $150,000, bearing interest at 3.75% per annum and requiring monthly payments of $731. In October 2021, the Company received an additional $350,000 in loan proceeds and the monthly payment increased to $2,511 through maturity in May 2050. In January 2022, the Company received a third amount of $772,700 and the monthly payment increased to $6,217. Payments have been deferred 30 months from the date of the loan and are due beginning October 2023.	1,272,600	499,900
C3	In October 2020, Ham & Cheese Events entered into a ship mortgage for a vessel in the amount of $225,000 requiring fixed monthly principal payments of $2,679 plus interest at the Prime Rate plus 2% (9.5% at December 31, 2022) and maturing in October 2027. The note is secured by a first preferred ship mortgage on property and equipment with carrying values of $195,684 and $324,312 as of December 31, 2022 and 2021, respectively.	158,436	190,179
C4	In March 2021, Ham & Cheese Events entered into a promissory note in the amount of $215,000, bearing interest at 5.99% and requiring fixed monthly payments of principal and interest of $2,996 through maturity in March 2026. The note is secured by property and equipment with a carrying value of $161,250 as of December 31, 2022.	108,385	136,909
C5	In October 2021, Ham & Cheese Events entered into a promissory note in the amount of $286,948, bearing interest at 5.99% and requiring fixed monthly payments of principal and interest of $4,437 through maturity in October 2026. The note is secured by property and equipment with a carrying value of $247,059 as of December 31, 2022.	185,500	226,304
C6	In January 2022, the WOC entered into an Economic Injury Disaster Loan in the amount of $499,900, bearing interest at 3.75% per annum and requiring monthly payments of $2,511. The note is secured by substantially all assets of Windy of Chicago Ltd.	499,900	-
C7	In March 2022, Ham & Cheese Events entered into a promissory note in the amount of $272,000 at the prime rate plus the prime spread for a requiring monthly payments through April 2029. The note is secured by property and equipment with a carrying value of $358,437.	262,124	-
C9	In May 2022, WOC entered into a premium financed insurance agreement in the amount of $55,856 with a 7.5% interest rate and monthly payment of $4,450 until expiration of the policy in May 2023.	13,175	-
C10	In October 2021, Ham & Cheese Events entered into a promissory note in the amount of $195,000, bearing interest at 5.99% and requiring fixed monthly payments of principal and interest of $3,016 through maturity in October 2026. The note is secured by property and equipment with a carrying value of $174,373 as of December 31, 2022.	126,059	153,789
C11	In October 2022, STDC Holdings entered into a secured promissory note in the amount of $110,000, bearing interest at 6% due on December 2022. A prepaid amount of $12,454 consisting of charter revenue was applied to the principal balance of the loan. A late charge of 2% will accrue on any unpaid balances after that date.	97,546	-
C12	In December 2022, WOC entered into a receivable sales agreement in the amount of $35,000, bearing interest at 2.19%, and requiring fixed weekly payments of principal and interest of $1,969. This agreement is secured by the title to receivables.	33,924	-
	Total Notes Payable	$2,804,574	$1,300,155
	Current portion of notes payable	(282,025)	(168,770)
	Note payable, net of current portion	$2,522,549	$1,131,385

Future maturities of AMDI’s total notes payable are as follows:

Year ended December 31,
2023	$282,025
2024	186,395
2025	169,873
2026	137,355
2027	44,181
Thereafter	1,984,745
$2,804,574

As of December 31, 2022 the company’s cash requirements for leases are as follows:

Leases

At various times, AMDI enters into maritime vessel berthing agreements with American Yacht Harbor in Red Hook, St. Thomas, USV for short term dock space. These berthing agreements contain various terms, each generally not exceeding 12 months. Rent expense in connection with short-term berthing agreements was $364,060 and $42,237 for the years ended December 31, 2022 and 2021, respectively.

AMDI signed a 5-year lease with American Yacht Harbor, effective August 1, 2020, with respect to certain property and docking space located at 6100 Red Hook Qtrs., B1-B2, St. Thomas, USVI. The lease requires STDC Holdings to pay a base annual rental fee of $9,900 and a common area maintenance fee and utilities fee of approximately $1,000 per month. On the yearly anniversary of the lease, the annual lease may increase based on a calculation of the greater of 3% on a compounded cumulative basis or the increase of the Consumer Price Index-All Urban Consumers.

WOC entered into a vessel operating lease with Tall Ship Adventures of Chicago, Inc., the lessor, for lease of a 148-foot four mast sailing vessel known as the Tall Ship “WINDY”. The lease provides for monthly rent payments of $14,500, requires payment of a deposit of $41,500 and contains a 6-month term with automatic successive 6-month periods unless terminated by either party. This lease was mutually terminated upon the purchase of “Windy” by WOC in April of 2022.

We occupy 1,117 square feet of office space located at Parcel Nos 18A-1 Remainder, 18B-1 Remainder and 18B Remainder Estate Smith Bay, Nos 1, 2 and 3 Red Hook Quarter, St. Thomas, USVI, in exchange for monthly rent of $3,218 from January 31, 2023 to January 31, 2024, we will have the option to extend the lease for one year at an increased monthly rent of the greater of (i) the Consumer Price Index or (ii) 3.5%.

STDC Holdings entered into a one-year lease agreement, with an option to extend for an additional year with Pleasant Properties, LLC, effective July 1, 2022. The lease requires a base rent of $22,000 payable in ten monthly installments of $2,200, with July and August 2022 rent waived. The lease provides us a 280-square-foot parcel at Remainder Estate Smith Bay, St. Thomas, Virgin Islands for watersports equipment rentals and watersports related activities. Beginning January 1, 2023, in addition to the base rent, we pay the difference between the monthly base rent and the sum of gross revenues from watersports equipment rentals and sale of water sports-related merchandise operated from, through and related to the leased premises multiplied by 7%. The gross revenue portion of this lease is expected to vary between $250 and $850 a month.

We also lease real estate marina “dock space”, commonly referred to as slips or berths for 9 of our vessels at IGY Marinas, and American Yacht Harbor at 6100 Red Hook Qtrs., St. Thomas, USVI. A breakdown of the individual leases for each of the vessels is as follows:

●	MV Aquarius - $18,067.50 annual rent plus a $600 fee, expiring on January 30, 2024

●	MV Poseidon - $21,681.00 annual rent plus a $600 fee, expiring on April 19, 2024

●	SY Mazu - $21,078.75 annual rent plus a $600 fee, expiring on April 5, 2024

●	SY Sirena - $36,500.00 annual rent plus a $600 fee, expiring on April 5, 2024

●	MV Sea Wolf - $27,101.25 annual rent plus a $600 fee, expiring on August 31, 2023

●	MV Hydra - $26,280.00 annual rent plus a $600 fee, expiring on November 27, 2023

●	SY Leviathan - $36,500 annual rent plus a $600 fee, expiring on January 27, 2023

●	RIB430 Dash - $2,400 annual rent plus a $600 fee, expiring on November 30, 2023

●	RIB430 Paddy Wagon - $2,400 annual rent plus a $600 fee, expiring on November 30, 2023

We also lease a dock slip at 600 Grand Avenue, Chicago Illinois, for our “Tall Ship Windy”, 148-foot schooner. The lease requires the Company to pay a base annual license fee of $90,000 comprised of an annual mooring fee of $27,000 for the right to dock the Tall Ship Windy in the dock space and an annual operating fee of $63,000 for the right to operate our business at Navy Pier, including use of a ticket office, which is 350 square feet. In addition to the annual license fee, we pay an annual percentage fee of 11.5% of gross receipts in excess of natural breaking point (which is the base rent divided by 11.5%). This lease expired on December 31, 2022. In May 2023, Windy of Chicago Ltd signed a 5-year lease with Navy Pier. The lease requires the Company to pay a base annual license fee of $184,957 comprised of an annual mooring fee of $55,487 and an annual operating fee of $129,470. The lease also requires the Company to pay additional payments based on 11.5% of gross annual receipts over $1,608,317.

We also lease dock space at the Bluegreen’s Bayside Resort and Spa in Panama City Beach, Florida, for our Paradise Adventures LLC vessels, for $700 per month, plus 7% tax, for the period from January 1, 2020 through December 31, 2025.

We believe our facilities are sufficient for our current needs. We do not anticipate any significant difficulties in obtaining any additional space if needed.

Related Party Lease

In April of 2022, AMDI entered into an operating lease agreement with Ham & Cheese Events LLC for the property of Magen’s Hideaway, a bed and breakfast located at 7-7B Peterborg, St. Thomas, USVI, for the term of 5 years, ending in April 2027. A deposit of $11,000 and monthly rent payments is $11,000. AMDI is entitled to the revenue generated from the rental of Magen’s Hideaway.

At December 31, 2022, the weighted average lease term remining is 2.6 years and weighted average discount rate is 15%. The following table presents the maturity of AMDI’s operating lease liabilities as of December 31, 2022:

The following table summarizes the lease supplemental cash flow information for the years ended December 31, 2022 and 2021:

	2022	2021
Operating cash flows from lease liability	$100,512	$10,024

	2022	2021
Right-of-use assets	$600,988	$38,962
Less: accumulated amortization	(85,562)	(8,807)
Right-of-use assets, net	$515,426	$30,155

	2022	2021
Lease liabilities related to dock lease right-of-use assets	$523,578	$30,898
Less: current portion of lease liabilities	(112,144)	(6,943)
Lease liabilities, net of current portion	$411,434	$23,955

Year ended December 31,	Third Party Leases	Related Party Lease	Total
2023	$34,834	$134,970	$169,804
2024	24,153	139,019	163,172
2025	6,500	143,190	149,690
2026	-	147,485	147,485
2027	-	37,142	37,142
Total minimum non-cancelable operating lease payments	65,487	601,806	667,293
Less: discount to fair value	(31,578)	(112,137)	(143,715)
Total lease liability as of December 31, 2022	33,909	489,669	523,578
Less: current portion	(8,162)	(103,982)	(112,144)
Long-term portion	$25,747	$385,687	$411,434

Rent expense for the years ended December 31, 2022 and 2021 was $ 693,962 and $253,943, respectively.

Non-GAAP Financial Measures

This section of the management’s discussion and analysis makes reference to certain non-GAAP (as defined below) measures including certain metrics specific to the industry in which we operate. These measures are not recognized measures under Generally Accepted Accounting Principles (“GAAP”), do not have a standardized meaning and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those GAAP measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures are not intended to represent, and should not be considered as alternatives to, loss attributable to the common shareholders of the Company or other performance measures derived in accordance with GAAP measures of operating performance or operating cash flows or as a measure of liquidity.

In addition to our results determined in accordance with GAAP, we use non-GAAP measures including, “EBITDA”, “Adjusted EBITDA” and “Adjusted EBITDA margin, net” (each as defined below). These non-GAAP measures and industry metrics are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on GAAP measures. We also believe that securities analysts, investors and other interested parties frequently use non-GAAP measures and industry metrics in the evaluation of issuers. Our management also uses non-GAAP measures and industry metrics to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

We define such non-GAAP measures and industry metrics as follows:

“EBITDA” is defined as net income (loss) before amortization, depreciation, interest expenses, interest income and income taxes. We believe our EBITDA metric is a meaningful metric as it indicates how well the company is managing its day-to-day operations, including its core expenses such as the cost of goods sold and day-to-day controllable operating expenses.

“Adjusted EBITDA” is defined as EBITDA, adjusted for share-based compensation expenses, legal settlements, non-recurring expenses related to acquisitions, and transaction expenses related to this offering. We believe our Adjusted EBITDA metric is a meaningful financial metric as it measures the ability of our current operations to generate earnings while eliminating the impact of one-time expenses and share-based compensation expenses, neither of which has an impact on our operating performance.

“Adjusted EBITDA margin, net” is defined as adjusted EBITDA as a percentage of Net Sales. We believe our Adjusted EBITDA margin, net is a meaningful financial metric as it measures the ability of our current operations to generate earnings as a percentage to Net Sales while eliminating the impact of one-time expenses and share-based compensation expenses, neither of which has an impact on our operating performance.

1 Adjusted EBITDA

Adjusted EBITDA reconciles to net income (in thousands) as follows:

	For the Year Ended December 31,
	2022	2021
Net income (loss)	$(3,010,701)	$72,624
+ interest expense	190,249	44,555
+ tax expense	0	0
+ depreciation & amortization	587,922	230,448

EBITDA	(2,232,530)	347,627
+ settlements	250,000
+ share-based compensation expense	1,654,546	0
+ non-recurring expenses related to acquisitions	562,348	0
+ transaction costs	220,000	0

Adjusted EBITDA	$454,364	$347,627

2 Adjusted EBITDA Margin, net

Adjusted EBITDA margin, net is calculated as follows:

	For the year ended December 31,
	2022	2021
Net sales	$4,591,690	$2,059,001
Net income (loss)	$(3,010,701)	$72,624
Net income (loss) margin	(65.6)%	3.5%
Adjusted EBITDA	$454,364	$347,627
Adjusted EBITDA margin, net	9.9%	16.9%

The adjusted EBITDA increased to $454,364 for the fiscal year ended December 31, 2022 compared to $347,627 for the fiscal year ended December 31, 2021. Adjusted EBITDA variances to Net Income for the fiscal year ended December 31, 2022 include $587,922 in non-cash depreciation expense, $190,249 in interest expense, $1,654,546 in non-cash share-based stock compensation expense, $250,000 in settlement expense for a non-recurring legal expense, $562,348 in non-recurring expenses related to the acquisition of Windy of Chicago Ltd in January 2022 and incurred expenses during fiscal year 2022 for both the Paradise Adventures LLC acquisition that was completed in January 2023 and anticipated acquisition of the Paradise Group of Companies upon the consummation of this Offering in 2023. Adjusted EBIDA also includes $220,000 in transaction expense including legal, accounting, audit and professional services for our legal entity reorganization, our Reg CF transaction and expenses related to our Offering incurred in the fiscal year ended December 31, 2023.

Critical Accounting Policies and Significant Judgments and Estimates

This discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in the notes to our financial statements included elsewhere in this prospectus, we believe that the following accounting policies are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

The company’s revenues consist of completed group boat tours and private charters, food and beverage sales during the tours and charters, and merchandise sales. Revenue is recognized at the time of completing the performance obligation, in this case, the completion of the tour or charter activity or the passing of the non-refundable booking date. Food, beverage and merchandise sales are recorded at the completion of the sales transaction when the food, beverage or merchandise is delivered to the customer. Accordingly, our revenues are recognized at a point in time.

Boat tour and charter bookings occur via our website at www.seasthedayusvi.com, www.tallshipwindy.com and www.paradiseadventurespcb.com, and direct phone sales, ticket booth sales, or third-party online travel agency (“OTA”) sales. Customers pay for their group tour or private charter in full at the time of booking. Advance payments from customers are reflected as contract liabilities, which are recognized as revenue upon completion of the tour or charter. The customer deposit balance shown as contract liabilities as of December 31, 2022, and 2021, was $210,244 and $232,071 respectively, and is expected to be recognized as revenue within a one-year period.

The Company accounts for revenue in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606 which was adopted at the beginning of fiscal year 2018 using the modified retrospective method. The Company did not recognize any cumulative-effect adjustment to retained earnings upon adoption as the effect was immaterial.

Other Revenue Recognition Matters

The Company has excluded sales and other taxes assessed by a governmental authority in connection with revenue- producing activities from the determination of the transaction price for all sales.

Concentrations of Credit and Business Risk

The Company minimizes the concentration of credit risk associated with its cash by maintaining its cash with high quality federally insured financial institutions. However, cash balances more than the Federal Deposit Insurance Corporation (“FDIC”) insured limit of $250,000 are at risk. During the years ended December 31, 2022, and 2021, the Company had $0 and $0 in excess of FDIC insured limits.

Customer Concentrations

Our business relies on relationships with OTAs to generate a large percentage of our revenue through bookings made by these travel companies. OTAs represented approximately 29% of our business for the twelve months ended December 31, 2022. This revenue concentration in OTAs makes us particularly dependent on factors affecting those OTAs. For example, if demand for their services decreases, travel buyers may stop utilizing our services or move all or some of their business to competitors or competing channels. A substantial portion of our revenue from OTAs is through our supplier agreement with Viator, which accounted for approximately 26% and 32% of our total revenue for the year ended December 31, 2022 and 2021. No other customer or referral source constitutes more than 10% of our revenue.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States “U.S. GAAP” requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates. Included in those estimates are assumptions about allowances for inventory obsolescence, useful life of fixed assets, warranty reserves and bad-debt reserves.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with original maturities of fiscal year or less at the time of purchase. On December 31, 2022, and December 31, 2021, the Company did not have any cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of cash, accounts receivable, prepaid expenses and other assets, accounts payable, accrued liabilities and notes payable to stockholder approximate their fair values as of December 31, 2022, and December 31, 2021, respectively, because of their short-term natures.

Property and Equipment

In the fiscal year ended December 31, 2022, the company purchased property and equipment, primarily maritime vessels at a cost of $2,974,269. Other additions to property and equipment included a vehicle, dock and office equipment.

Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets, except for assets held under capital leases, for which the Company records depreciation and amortization based on the shorter of the asset’s useful life or the term of the lease. The estimated useful lives of property and equipment range from three to seven years. Upon sale or retirement, the cost and related accumulated depreciation and amortization are eliminated from their respective accounts, and the resulting gain or loss is included in the results of operations. Repair and maintenance charges, which do not increase the useful lives of the assets, are charged to operations as incurred.

The company’s non-cash depreciation expense totaled $587,922 and $230,448 for the years ended December 31, 2022, and 2021, respectively.

Impairment of Long-Lived Assets

Management assesses the recoverability of its long-lived assets when indicators of impairment are present. If such indicators are present, the recoverability of these assets is determined by comparing the undiscounted net cash flows estimated to result from those assets over the remaining life to the assets’ net carrying amounts. If the estimated undiscounted net cash flows are less than the net carrying amount, the assets would be adjusted to their fair value, based on appraisal or the present value of the undiscounted net cash flows.

Accounting principles require the company to report fixed asset value, primarily maritime tour and charter vessels, on its balance sheet after accumulated depreciation. As of June 30, 2023 the Property and Equipment, Net value on the company’s balance sheet is $6,243,187. The company regularly receives valuation estimates on the market value of its maritime vessels for insurance purposes. The company believes the market value of these Fixed Assets as of December 31, 2022 is between $8MM and $8.5MM.

Leases

The Company adopted FASB Accounting Standards Update (“ASU”) No. 2016-02, Leases (“Topic 842”), using the modified retrospective adoption method with an effective date of January 1, 2019. This standard requires all lessees to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments.

Under Topic 842, the Company applied a dual approach to all leases whereby the Company is a lessee and classifies leases as either finance or operating leases based on the principle of whether the lease is effectively a financed purchase by the Company. Lease classification is evaluated at the inception of the lease agreement.

Paycheck Protection Program

U.S. GAAP does not contain authoritative accounting standards for forgivable loans provided by governmental entities to a for-profit entity. Absent authoritative accounting standards, interpretative guidance issued and commonly applied by financial statement preparers allows for the selection of accounting policies amongst acceptable alternatives. Based on the facts and circumstances, the Company determined it most appropriate to account for the Paycheck Protection Program (“PPP”) loan proceeds as an in-substance government grant by analogy to International Accounting Standards 20 “(IAS 20)”, Accounting for Government Grants and Disclosure of Government Assistance. Under the provisions of IAS 20, “a forgivable loan from government is treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan.” IAS 20 does not define “reasonable assurance”; however, based on certain interpretations, it is analogous to “probable” as defined in FASB ASC Subtopic 450-20-20 under U.S. GAAP, which is the definition the Company has applied to its expectations of PPP loan forgiveness. Under IAS 20, government grants are recognized in earnings on a systematic basis over the periods in which the Company recognizes costs for which the grant is intended to compensate (i.e., qualified expenses). Further, IAS 20 permits for the recognition in earnings either (1) separately under a general heading such as other income, or (2) as a reduction of the related expenses. The Company has elected to recognize government grant income separately within other income to present a clearer distinction in its financial statements between its operating income and the amount of net income resulting from the PPP loan and forgiveness.

Income Taxes

In accordance with U.S. GAAP, the Company follows the guidance in FASB ASC Topic 740, Accounting for Uncertainty in Income Taxes. On December 31, 2022, the Company does not believe it has any uncertain tax positions that would require either recognition or disclosure in the accompanying financial statements.

For the fiscal year ended December 31, 2022, the company has filed for an extension to file its federal, state and territory annual tax returns. The company currently believes it will not have tax liability. As such, there is no provision for income taxes. If applicable, the Company would recognize interest and penalties associated with tax matters as part of operating expenses and include accrued interest and penalties with the related tax liability in its financial statements.

For the fiscal years ended December 31, 2021, the legal entities of the company’s operating units required loss and credits from each company to be passed through to the shareholders and reported on the shareholders’ income tax returns.

Recent Accounting Pronouncements

All other newly issued accounting pronouncements not yet effective have been deemed either immaterial or not applicable.

Internal Control Over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. Under standards established by the Public Company Accounting Oversight Board, or PCAOB, a deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or personnel, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. The PCAOB defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented, or detected and corrected, on a timely basis.

During the preparation of the company’s financial statements for the fiscal years ending December 31, 2022, 2021, and 2020, the company nor its auditors identified any material weaknesses in the company’s internal controls over financial reporting.

JOBS Act

The JOBS Act permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected to avail ourselves of the extended transition period for complying with new or revised financial accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of our first fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding equity securities held by non-affiliates; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years; or (iv) the last day of our fiscal year following the fifth anniversary of the date of the completion of this Offering.

Quantitative and Qualitative Disclosures About Market Risk

As a smaller reporting company, we are not required to provide disclosure regarding quantitative and qualitative market risk.

Subsequent Events

The Company has performed an evaluation of subsequent events through June 30, 2023, which is the date these consolidated financial statements were available for issuance. Subsequent to December 31, 2022, the following events occurred:

Acquisition of Paradise Adventures LLC

On January 25, 2023, AMDI Digital Corporation, a United States Virgin Islands corporation, acquired 100% of the issued and outstanding membership interests in Paradise Adventures, LLC for an initial acquisition price of approximately $3,195,000 which was funded through a cash payment of approximately $819,000, issuance of a note payable in the amount of $2,076,000 and the issuance of 300,000 shares of AMDI Digital Corporation common stock. The note matures 90-days from issuance date, or the effective date of the AMDI Digital Corporation Form S-1 filed with the Securities and Exchange Commission. An additional $500,000 cash payment toward the notes payable was made in April of 2023.

In January 2023, the Company entered into a loan agreement in the amount of $800,000 at an interest rate of 42% with the amount of $1,136,000 due in full in August 2023. The business loan was used for the cash payment portion of the acquisition of Paradise Adventures LLC. As of June 30, 2023 this note payable has a balance of $536,609.

In April 2023, the Company entered into a loan agreement in the amount of $1,260,000 at an interest rate of 45% due in full in November 2023. The amount of $500,000 was used for partial payment of the acquisition of Paradise Adventures, LLC. The remaining funds of the business loan was used for general operating costs of the business. As of June 30, 2023, the company has a principal balance of $967,165.

Acquisition of the Paradise Group of Companies

In March 2023, the owners of the Paradise Group of Companies entered into a Purchase Agreement to sell 100% of the membership interest of the Company to AMDI in 2023. On July 31, 2023 the Company entered into a Second Amendment to the Purchase Agreement. On September 15th, 2023, we entered into a Third Amendment to the Purchase Agreement which extended the closing date to on or before October 31, 2023. The closing date has been extended to the date of the IPO in order to utilize IPO funds as partial payment of the agreement.

Navy Pier Lease

The previous lease period for the Navy Pier Lease was for a five-year term, beginning on January 1, 2018 and ending on December 31, 2022. On May 1, 2023, the lease was extended for an additional five-year period, ending on December 31, 2027.

Results of Operations for the Six months ended June 30, 2023 as compared to the six months ended June 30, 2022 (unaudited)

Net sales

The company saw an increase in net sales of 70.5% for the six months ended June 30, 2023 to $3,761,459, as compared to $2,205,946 for the six months ended June 30, 2022. This increase was driven by the acquisition of Paradise Adventures LLC in January of 2022 with sales of approximately $1,481,224 for the six months ended June 30, 2023 compared to $1,218,088 for the six months ended June 30, 2022. Upon acquiring Paradise Adventures on January 18, 2023 the business unit was placed on our digitally enabled guest acquisition program which drove a pro forma year over year revenue increase of 21.6%.

The results of each business unit on a comparable year over year (YoY) basis are as follows:

Sales by Business Unit	Six months ended June 30, 2023	Six months ended June 30, 2022	Percent Change – YoY
Paradise Adventures LLC	$1,481,224	$1,218,088	+21.6%
Seas the Day Charters USVI	$1,802,134	$1,766,824	+2%
Windy of Chicago Ltd	$478,101	$445,874	+7.2%

Seas the Day Charters USVI at +2% YoY experienced a slowdown in revenue growth compared to previous financial periods. We believe this to be caused by a combination of an increase in airfare rates to the U.S. Virgin Islands, and consumer challenges with airline flight cancellations in the spring of 2023 resulting in an overall decline in tourist visits to the islands.

Windy of Chicago season begins in May each year. In 2023, Windy’s season opening was May 19th, 2023 compared to a season opening of May 13th in 2023; one week later than normal. The one week delay was a result of necessary maintenance and scheduling of Windy’s 5-year U.S. Coast Guard out of water inspection in Sturgeon Bay, Wisconsin. Notwithstanding the one week season opening delay, Windy experienced strong revenue growth of +7.2% powered by the company’s digitally enabled guest acquisition programs.

Cost of Revenue

For the six months ended June 30, 2023, cost of revenue increased by 108.4% to $2,670,657, as compared to $1,278,741 for the six months ended June 30, 2022. Cost of revenue expense grew faster than revenue growth for the six months ended June 30, 2023; cost of revenue grew by 108.4% versus revenue growth of 70.5%. This is primarily attributable to an increase in non-cash depreciation expense and training and knowledge transfer expense associated with the acquisition of Paradise Adventures LLC on January 18, 2023 as detailed below.

Depreciation expense of our maritime vessels embedded in cost of revenue increased to $440,495 for the six months ended June 30, 2023 from $208,754 for the six months ended June 30, 2022. This is due to the acquisition and start of depreciation of SV Windy in April of 2022 and the acquisition of the 13 vessels associated with the Paradise Adventures LLC acquisition on January 18, 2022. In addition, our Seas the Day Charters USVI business unit acquired the 41’ SY Always Sunday in June of 2023 adding to the increase in non-cash depreciation expense.

For our company, labor expense for our captains and crew that operate our maritime tours and charters make up the predominance of our cost of revenue. Our labor cost of revenue increased primarily due to a:

●	increase in labor expense as a percent of revenue at Paradise Adventures LLC attributable to additional labor expense necessary for knowledge transfer and training associated with the acquisition,

●	increase in labor training expense as a result of increased vessel count at Seas the Day Charters USVI necessary to handle organic growth,

●	increase in repair and maintenance expense at Seas the Day Charters USVI as a result of our outsourcing repair and maintenance outsourcing agreement,

Labor expense increased from $581,672 for the six months ended June 30, 2022 to $1,086,009 for the six months ended June 30, 2023. This was primarily the result of the acquisition of Paradise Adventures LLC and absorbing that business unit’s labor expense as well as non-recurring expense of $176,955 associated with knowledge transfer and training from the acquisition. Cost of direct operating expense which is mainly repair and maintenance increased for the six months ended June 30, 2023 to $1,157,759 from $488,315. This was attributable to absorbing the repair and maintenance expense from the acquisition of Paradise Adventures LLC as well as the transition of our repair and maintenance expense at Seas the Day Charters USVI to an outsource agreement with Paradise Yacht Management LLC. Upon completion of the acquisition of the Paradise Group of Companies upon the consummation of this Offering, PGC will handle repair and maintenance for both Seas the Day Charters USVI as well as the Paradise Group of Companies. The company believes that post-acquisition PGC’s repair and maintenance department as an internal business function serving both business units will create increased efficiencies in repair and maintenance expense as a percent of revenue.

Gross profit

Gross profit increased to $1,090,802 from $927,205, or approximately 17.6%, for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022. This increase is attributable to the overall net sales increase of 70.5%, offset by a 108.4% increase in cost of revenue.

Gross profit margin decreased to 29% for the six months ending June 30, 2023 from 42% for the six months ending June 30, 2022. Cost of revenue relative to net sales increased at a greater pace in the six months ended June 30, 2023 compared to the period ending June 30, 2022; creating a negative gross profit margin variance of 13%. That negative performance was driven by a higher non-cash depreciation expense, cost of labor and direct operating expense in the period ending June 30, 2023 relative to net sales for the same period. This was primarily attributable to the increase in depreciation expense, non-recurring expenses associated with knowledge transfer and training related to the Paradise Adventures LLC acquisition, and a short-term repair and maintenance expense increase attributable to our recent repair and maintenance outsource agreement with Paradise Yacht Management LLC. We anticipate that our gross profit dollars will increase proportionate to net sales in the future.

Operating Expenses

The following table summarizes our operating expenses as of six months ended June 30, 2023, and six months end June 30, 2022.

	June 30, 2023	June 30, 2022	$ Change	% Change
Compensation and Related Expense	$1,736,922	$1,002,793	$734,129	73.2%
Marketing & Advertising Expense	$661,906	$201,584	$460,322	228.4%
Other General & Administrative Expense	$881,601	$583,088	$298,513	51.2%
Professional and Consulting Fees	$272,054	$5,315	$266,739	5019%
Depreciation	$28,720	$11,253	$17,467	155.2%
Total Operating Expenses	$3,581,203	$1,804,033	$1,777,170	98.5%

Total operating expenses for the six months ended June 30, 2022, increased by approximately 98.5% to $3,581,203 as compared to $1,804,033 for the six months ended June 30, 2022. The increase in operating expense was primarily attributable to the acquisition of Paradise Adventures LLC on January 18, 2023 which added an incremental $714,591 of operating expense.

Compensation and related expensed increased by $734,129 to $1,736,922 for the six months ended June 30, 2023. This was almost entirely driven by an increase in non-cash stock based compensation of $731,956. Stock based compensation was utilized for employee retention programs associated with the acquisition of Paradise Adventures LLC.

Advertising expenses increased 228.4% to $661,906 for the six months ended June 30, 2022, compared to $201,584 for the six months ended June 30, 2022. The increase is primarily attributable to:

●	an increase in our digitally-enabled advertising expenditures with Google, Microsoft Audience Network and Meta as a result of the acquisition of Paradise Adventures LLC that assisted in driving the 21.6% year-over-year increase in Paradise Adventures sales, and

●	a non-recurring $319,724 in marketing developmental expense to test new digital advertising means associated with the acquisition of Paradise Adventures LLC, expansion of marketing channels for Windy of Chicago and Seas the Day Charters USVI and the testing of CharterSmarter.com which is associated with the acquisition of the Paradise Group of Companies upon the consummation of this Offering. We anticipate that our advertising expenses will increase proportionate to net sales in the future as we continue to utilize our digitally-enabled guest acquisition programs to drive net sales.

Other general and administrative expense increased by $298,513 or 51.2% to $881,601 for the six months ended June 30, 2023. This was primarily driven by the acquisition of Paradise Adventures LLC in January of 2023. The rate of increase is in line with our 70.5% increase in net revenue. In addition, the company had approximately $200,000 of non-recurring operating expense associated with the acquisition and integration of Paradise Adventures LLC and non-amortized expenses associated with this public Offering.

Professional and consulting fees increased by $266,729 to $272,054 for the six months ended June 30, 2023. This was primarily driven by approximately $186,000 of non-recurring professional and consulting non-amortized expenses associated with this public Offering.

Non-cash depreciation expense increased 155.2% to $28,720 for the six months ended June 30, 2023 as compared to $11,253 for the six months ended June 30, 2022. This was primarily due to the acquisition of Paradise Adventures and the depreciation of its fixed assets that are not related to cost of revenue.

Other Income and Expense

We had interest expense of $844,025 for the six months ended June 30, 2023 compared to $91,343 for the same period in 2022. This was primarily attributable to a high interest, short-term acquisition loan for the partial payment of the acquisition of Paradise Adventures LLC. Historically, the company has been able to obtain asset or line of credit financing with interest rates below 10%. The company experienced negative headwinds as a result of the rise in interest rates and the tightening of the debt market for small and medium sized businesses in early 2023 resulting in acquisition debt at higher than anticipated interest rates.

We had other income of $154,271 for the six months ended June 30, 2023 attributable to a non-recurring accounts receivable for an Employee Retention Tax Credit.

Liquidity and Capital Resources

The following table summarizes our changes in working capital as of six months ended June 30, 2023 compared to the fiscal year ended December 31, 2022.

	As of June 30, 2023	As of Dec 30, 2022	$ Change	% Change
Cash (includes restricted)	$62,000	$134,868	$(72,868)	(54)%
Current assets	$487,192	$339,112	$148,080	44%
Current liabilities	$5,496,361	$1,955,987	$3,540,375	181%
Working capital	$(5,009,169)	$(1,616,875)	$(3,392,294)	(210)%

The cash position of the company decreased by $72,868 for the six months end June 30, 2023. The company’s cash position at the end of the first half of the fiscal year ended June 30, 2023 is negatively affected by some seasonality in its business. Windy of Chicago with 2022 net sales of approximately $1.6MM begins its operating season in May and ends September 30th. Historically, the company’s peak cash position is 3rd quarter, nine months ending September 30th.

Current assets increased by $148,080 to $487,192 for the six months ended June 30, 2023 as compared to the fiscal year ended December 31, 2022. This was primarily driven by an increase in accounts receivable of $72,268, an increase in one-time non-recurring receivables from an ERTC tax credit of $122,592 and an increase in deferred Offering costs of $176,084 related to this Offering.

Current liabilities increased by $3,540,375 for the six months ended June 30, 2023 as compared to the fiscal year ended December 31, 2022 as summarized in the following table:

	As of June 30, 2023	As of Dec 31, 2022	$ Change	% Change
Accounts payable	388,222	386,164	2,058	0.5%
Accrued expenses	581,307	375,333	205,974	54.9%
Contract liabilities	428,418	210,244	218,174	103.8%
Lease liability, current portion	239,323	112,144	127,179	113.4%
Current portion of notes payable, related party and related party payable	149,728	590,077	(440,349)	(74.6)%
Current portion of notes payable, net of debt issuance costs	3,709,363	282,025	3,427,338	1215.3%
Total current liabilities	5,496,361	1,955,987	3,540,374	181%

Accounts payable was $388,222 for the six months ended June 30, 2023; approximately flat from the fiscal year ended December 31, 2022.

Accrued expenses increased by $205,974 to $581,307 for the six months ended June 30, 2023. This is primarily payroll tax expenses accrued for payment in 2023.

As of six months ended June 30, 2023, the company had contract liabilities of $428,418 related to cash received in advance from customers for tours and charters to be provided after the six months ended June 30, 2023, at which time, the contract liabilities will be recognized as revenues. As of the fiscal year ended December 31, 2022, the contract liabilities were $210,244 related to cash received in advance from customers. All performance obligations under these contracts were completed during the six months ended June 30, 2023; therefore, the contact liabilities outstanding as of December 31, 2022 were recognized as revenues.

The year-over-year lease liability increase of $127,179 was driven by the lease of our maritime berths at Bluegreen Resort and Spa in Panama City Beach Florida as part of our acquisition of Paradise Adventures LLC in January 2023.

Current portion of related party notes payable decreased by $440,349 to $149,728 for the six months ended June 30, 2023. This was primarily attributed to a decrease of $317,623 in the principal balance of the notes payable for the purchase of SV Windy and the elimination of $125,000 related party payable for a one-time legal settlement.

Current portion of notes payable net of debt issuance costs increased by $3,427,338 to $3,709,363. This was primarily the result of the acquisition of Paradise Adventures LLC in January of 2023 including: $1,576,000 final note payable to previous owners of Paradise Adventures to be paid with “Use of Proceeds” from this Offering, $536,609 note payable balance for short-term acquisition loan and $967,165 note payable balance for additional short-term acquisition and working capital loan.

Working capital deficit increased to $(5,009,169) for the six months ended June 30, 2022 compared to $(1,616,875) for the fiscal year ended December 31, 2022.

Three factors attributed to a decrease in working capital:

1: Investment. Current portion of notes payable increased from $3,427,338 to $3,709,363 as described above. As these notes are short-term and to be paid with “Use of Proceeds” from this Offering, they negatively affect working capital.

2: Non-recurring expenses. The company had $1,066,927 of non-recurring expenses in the six months ending June 30, 2023. This was comprised of:

●	$176,955 of non-recurring cost of revenue expense associated with the acquisition and integration of Paradise Adventures LLC.

●	a non-recurring $319,724 in marketing developmental expense to integrate Paradise Adventures LLC onto the company’s digital advertising platform, expansion of marketing channels for Windy of Chicago and Seas the Day Charters USVI and the testing of CharterSmarter.com which is associated with the acquisition of the Paradise Group of Companies upon the consummation of this Offering.

●	In addition, the company had approximately $200,000 of non-recurring general and administrative expense associated with the acquisition and integration of Paradise Adventures LLC, the pending acquisition of the Paradise Group of Companies upon the consummation of this Offering and expenses associated with this Offering.

●	$186,000 of non-recurring professional and consulting non-amortized expenses associated with this public Offering.

●	$184,248 in miscellaneous non-recurring project expense.

3: Business Seasonality. A causal factor for the working capital deficit at the end of our six months ended June 30, 2023 is the seasonality of our business. Windy of Chicago operates seasonally from mid-May to mid-September; contributing no cash flow October to mid-May.

To date, we have financed our operations primarily through cash flow from operations and working capital loans from third parties and working capital loans from our major stockholders, who are our chairman and president, when necessary. We plan to support our future operations primarily from positive cash flow generated from our operations post Offering including the acquisition of the Paradise Group of Companies and the reduction of debt.

The following table sets forth information as to consolidated cash flow information for the six months ended June 30, 2023.

	As of June 30, 2023	As of June 30, 2022	$ Change	% Change
Cash Flows Data:
Net cash flows (used in) provided by operating activities	$(916,860)	$140,016	$(1,056,876)	(754)%
Net cash (used in) provided by investing activities	$(890,354)	$(1,350,568)	$460,214	34%
Net cash (used in) provided by financing activities	$1,734,346	$1,377,663	$356,683	26%
Net increase in cash and cash equivalents	$(72,868)	$167,111	$(239,979)	(144)%

Cash Flow Activities for the Six Months Ended June 30, 2023 and 2022

Net Cash (Used in) Provided by Operating Activities

Net cash flow (used in) provided by operating activities for the six months ended June 30, 2023 and 2022 was $(916,860) and $140,016 respectively. For 2023, this reflected our net loss net loss of ($3,180,155) offset as shown below:

Six Months Ended June 30, 2023
Cash Flows from Operating Activities:
Net loss	$(3,180,155)
Adjustments to reconcile net loss to net cash
Depreciation expense	469,215
Amortization of debt discount	88,190
Amortization of right-of-use assets	80,376
Stock issued for services	4,000
Stock based compensation	1,420,081

Changes in operating assets and liabilities:
Increase in accounts receivable	(72,268)
Increase in Employer Retention Tax Credit receivable	(122,592)
Increase in other receivables	11,537
Increase in prepaid expenses	(24,905)
Decrease in deposits	2,074
Increase in accounts payable	23,158
Increase in accounts payable - related party	70,302
Increase in accrued expenses	199,019
Increase in contract liabilities	213,308
Decrease in lease liabilities	(98,200)
Net cash (used in) provided by operating activities	(916,860)

The ($916,860) net cash (used in) provided by operating activities for the six months ended June 23, 2023 is primarily attributable to ($691,927) in non-recurring expenses related to the acquisition of Paradise Adventures LLC and the pending acquisition of the Paradise Group of Companies upon the consummation of this Offering and ($375,000) in transaction related expense for this Offering.

Net Cash (Used in) Provided by Investing Activities

Net cash (used in) provided by investing activities for the six months ended June 30, 2023 and 2022 was ($890,354) and ($1,350,568), respectively, and related entirely to acquisitions and the purchase of property and equipment in each year. In 2023, ($817,078) was net cash used in the acquisition of Paradise Adventures LLC. ($73,276) of cash was used for the purchase of property and equipment used in our charter and tour operations, including the purchases of 41’ SY Always Sunday.

Net Cash (Used in) Provided by Financing Activities

Net cash (used in) provided by financing activities for the six months ended June 30, 2023 and 2022 was $1,734,346 and $1,377,663 respectively and consisted of the following:

Cash Flows from Financing Activities:
Repayment of notes payable, related parties	(165,462)
Proceeds from notes payable	2,180,000
Repayment of notes payable	(1,514,976)
Proceeds from the sale of common stock	1,257,498
Increase in deferred Offering costs	(59,720)
Proceeds from stock subscription receivable	47,000
Distributions	(9,994)
Net cash (used in) provided by financing activities	1,734,346

Notes Payable of $2,180,000 in fiscal year 2023 was primarily for the acquisition of Paradise Adventures LLC.

The Company’s recurring losses from operations, low net operating cash flows, and working capital deficiency raise substantial doubt about its ability to continue as a going concern. To date, we have financed our operations primarily through cash flow from operations and working capital loans from third parties and working capital loans from our major stockholders, who are our chairman and president, when necessary. We plan to support our future operations primarily from cash generated from our operations including cash generated from our recent acquisition of Paradise Adventures LLC in January 2023 and the pending acquisition of the Paradise Group of Companies to close with the proceeds from this Offering.

Future Cash Requirements

We believe that our current cash and cash flows provided by operating activities, and the estimated net proceeds from this Offering will be sufficient to meet our working capital needs in the next 12 months. Historically, the company has achieved positive net cash sufficient to service operating activities, existing non-acquisition debt and operating obligations.

If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we decide to accelerate our growth, then additional financing may be required. We cannot give any assurance that additional financing will not be required or, if required, would be available on favorable terms if at all. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in dilution to our stockholders which may be substantial.

As of six months ended June 30, 2022 the company’s cash requirements for notes payable are as follows:

Notes Payable – Related Party

A summary of notes payable, related parties outstanding as of June 30, 2023 and December 31, 2022 is presented below.

		June 30, 2023	December 31, 2022
R1	In June 2019, the Seas the Day BU issued a note payable with the managing member of Ham & Cheese LLC in the amount of $236,520, bearing interest at 8.04% per annum and requiring fixed monthly payments of principal and interest of $2,928 through maturity in June 2029. The note is secured by property and equipment with a carrying value of $113,176 and $132,578 as of June 30, 2023 and December 2022, respectively.	$173,075	$183,305
R2	In November 2021, the Seas the Day BU issued a note payable with the managing member of the Company, bearing an interest at 22% and requiring fixed monthly payments of principal and interest of $1,256 through maturity in November 2024 is secured by substantially all assets of Ham & Cheese LLC.	18,202	24,403
R3	In April 2022, AMDI issued a short term note payable with Ham & Cheese Events LLC in the amount of $100,000 bearing zero interest, with one lump sum payment due in April 2023. The note was fully repaid as of June 30, 2023.	-	50,000
R4	In April 2022, AMDI issued a note payable with Ham & Cheese Events LLC in the amount of $551,098 as consideration for the contribution of the Seas the Day BU’s operations to AMDI, bearing interest at 4% and due on April 1, 2028. No regular payments are required. The note is secured by essentially all assets of AMDI.	367,098	396,098
R5	In April 2022, AMDI issued a note payable with Ham & Cheese Events LLC in the amount of $75,000 and requiring fixed monthly payments of principal and interest of $1,683 through maturity in April 2023. The note is secured by all assets of Ham & Cheese Events LLC as defined in Article 9 of the UCC Code.	9,931	22,584
R6	In April 2022, AMDI issued a note payable with the managing member of Ham & Cheese LLC in the amount of $85,000, bearing interest at 6.49% per annum and requiring fixed monthly payments of principal and interest of $1,663 through maturity in April 2027.	67,693	75,328
R7	In April 2022, WOC entered into a mortgage in the amount of $1,200,000, requiring monthly payments ranging from $5,716 - $10,126 with a 6% interest rate, due in April 2037, for the acquisition of the Tall Ship Windy (see note 5). In July 2022 and January 2023, $180,000 and $300,000 of the loan was repaid with 180,000 and 300,000 shares of common stock with an estimated value of $1.00 per share, respectively.	643,733	961,356
R8	In October 2022, AMDI issued a note payable with Ham & Cheese Events LLC in the amount of $100,000 and requiring fixed monthly payments of principal and interest of $2,244 through maturity in October 2023. The note is secured by all assets as defined in Article 9 of the UCC Code.	57,538	84,850
	Total notes payable, related parties	1,337,270	1,797,924
	Less current portion	(149,728)	(465,077)
	Long-term portion	$1,187,542	1,332,847

Future maturities of notes payable, related parties are as follows:

Year ended December 31,
2023 (remainder)	$114,460
2024	82,925
2025	75,500
2026	80,804
2027	71,169
Thereafter	912,412
$1,337,270

During the six months ended June 30, 2023 and 2022, total interest expense incurred on the notes payable, related parties totaled $43,392 and $34,265, respectively.

Notes Payable - Commercial

A summary of notes payable - commercial outstanding as of June 30, 2023 and December 31, 2022 is presented below.

		June 30, 2023	December 31, 2022
C1	In May 2020, the Seas the Day BU entered into a Paycheck Protection Program Loan (“PPP Loan”) in the amount of $93,074 with a 1% interest rate, due in May 2022. Fixed monthly payments of principal and interest in the amount of $3,919. In June 2022, the government issued loan forgiveness in the amount of $20,833.	$33,604	$46,925
C2	In May 2020 and October 2021, the Seas the Day BU entered into an Economic Injury Disaster Loan in the amount of $150,000, bearing interest at 3.75% per annum and requiring monthly payments of $731. In October 2021, AMDI received an additional $350,000 in loan proceeds and the monthly payment increased to $2,511 through maturity in May 2050. In January 2022, AMDI received a third amount of $772,700 and the monthly payment increased to $6,217. Payments have been deferred 30 months from the date of the loan and are due beginning October 2023.	1,272,600	1,272,600
C3	In October 2020, the Seas the Day BU entered into a ship mortgage for a vessel in the amount of $225,000 requiring fixed monthly principal payments of $2,679 plus interest at the Prime Rate plus 2% (10.25% at June 30, 2023) and maturing in October 2027. The note is secured by a first preferred ship mortgage on property and equipment with carrying values of $123,428 and $195,685 as of June 30, 2023, and December 31, 2022, respectively.	145,043	158,436
C4	In March 2021, the Seas the Day BU entered into a promissory note in the amount of $215,000, bearing interest at 5.99% and requiring fixed monthly payments of principal and interest of $2,996 through maturity in March 2026. The note is secured by property and equipment with a carrying value of $145,893 and $161,250 as of June 30, 2023, and December 31, 2022, respectively.	93,470	108,385
C5	In October 2021, the Seas the Day BU entered into a promissory note in the amount of $286,948, requiring fixed monthly payments of principal and interest of $4,437 through maturity in October 2026. The note is secured by property and equipment with a carrying value of $215,748 and $247,059 as of June 30, 2023, and December 31, 2022, respectively.	164,169	185,500
C6	Economic Injury Disaster Loan assumed by AMDI with its acquisition of WOC in the amount of $499,900, bearing interest at 3.75% per annum and requiring monthly payments of $2,511. The note is secured by substantially all assets of Windy of Chicago Ltd.	499,900	499,900

		June 30, 2023	December 31, 2022
C7	In March 2022, the Seas the Day BU entered into a promissory note in the amount of $272,000 with an interest rate of 5% requiring monthly payments of $3,816 through April 2029. This promissory note was refinanced with the same financial institution in May 2023 (see C8 below).	-	262,124
C8	In May 2023, STDC refinanced a promissory note with the same financial institution in the amount of $256,000 with an interest rate based on the prime rate plus 2% (10.25% as of June 30, 2023) requiring monthly payments of $3,816 through March 2029 and a balloon payment April 2029. The note is secured by property and equipment with a carrying value of $342,049 as of June 30, 2023.	256,000	-
C9	In May 2022, WOC entered into a premium financed insurance agreement in the amount of $51,856 with a 7.5% interest rate and monthly payment of $4,450 until expiration of the policy in May 2023.	-	13,175
C10	In October 2022, STDC entered into a promissory note in the amount of $195,000, bearing interest at 5.99% and requiring fixed monthly payments of principal and interest of $3,016 through maturity in October 2026. The note is secured by property and equipment with a carrying value of $148,43 and $174,373 as of June 30, 2023, and December 31, 2022, respectively.	111,582	126,059
C11	In October 2022, STDC entered into a secured promissory note in the amount of $110,000, bearing interest at 6% due on December 2022. This secured promissory note was paid in full as of June 30, 2023	-	97,546
C12	In December 2022, AMDI entered into a receivable sales agreement in the amount of $35,000, bearing interest at 2.19%, and requiring fixed weekly payments of principal and interest of $1,969. This agreement is secured by the title to receivables.	16,751	33,924
C13	In January 2023, AMDI executed a loan and security agreement in the amount of $800,000 for net proceeds after $40,000 of debt issuance costs of $760,000. The note bears interest at an effective annual rate of 98% due August 2023 and requires weekly payments in various amounts. The loan is secured by substantially all assets of the Company.	536,609	-
C14	In April 2023, AMDI executed a loan and security agreement in the amount of $1,260,000 for net proceeds after $96,000 of debt issuance costs of $1,164,000. The note bears interest at an effective annual rate of 132% due October 2023 and requires 28 weekly payments of $64,800. The loan is secured by substantially all assets of the Company.	967,165	-
C15	In connection with the acquisition of Paradise Adventures, Inc. (see Note 4), AMDI issued a note payable in the amount of $2,076,000 with the seller bearing no interest. The note matures 90-days from issuance date, or the effective date of the Company’s Form S-1 filed with the Securities and Exchange Commission which has not yet occurred. AMDI made a payment of $500,000 against the amount owed. The note payable is collateralized by the property and equipment held by PA.	1,576,000	-
C16	AMDI issued a mortgage note in the amount of $500,000 for the purchase of a vessel. The note bears interest at 6% per annum and requires three monthly payments of $4,500 with the remaining amount of $486,500 due September 15, 2023. The note is secured by the vessel with a net book value of approximately $547,000 as of June 30, 2023.	495,500	-
	Total notes payable	6,168,393	2,804,574
	Less: unamortized debt issuance costs	(47,780)	-
	Total notes payable, net of unamortized debt issuance costs	6,120,613	2,804,574
	Less current portion, net of discounts	(3,709,363)	(282,025)
	Long-term portion	$2,411,250	$2,522,549

Future maturities of notes payable - commercial are as follows:

Year ended December 31,
2023 (remainder)	$3,676,775
2024	218,523
2025	209,027
2026	185,668
2027	95,709
Thereafter	1,782,691
$6,168,393
Less: unamortized debt issuance costs	(47,780)
$6,120,613

During the six months ended June 30, 2023 and 2022, total interest expense incurred on the notes payable totaled $695,080 and $55,580, respectively.

As of June 30, 2023 the company’s cash requirements for leases are as follows:

Leases

The Company signed a 5-year lease with American Yacht Harbor for 1,117 square feet, effective August 1, 2020, with respect to certain property and docking space located at 6100 Red Hook Qtrs., B1-B2, St. Thomas, USVI. The lease requires STDC Holdings to pay a base annual rental fee of $9,900 and a common area maintenance fee and utilities fee of approximately $1,000 per month. On the yearly anniversary of the lease, the annual lease may increase based on a calculation of the greater of 3% on a compounded cumulative basis or the increase of the Consumer Price Index-All Urban Consumers.

We lease a 280-square-foot parcel at Point Pleasant Resort, Remainder Estate Smith Bay, St. Thomas, Virgin Islands for watersports equipment rentals and watersports-related activities for base rent of $22,000. Beginning January 1, 2023, in addition to the base rent, we pay the difference between the monthly base rent and the sum of gross revenues from watersports equipment rentals and sale of water sports-related merchandise operated from, through and related to the leased premises multiplied by 7%. The gross revenue portion of this lease is expected to vary between $250 and $850 a month.

At various times, the Company enters into maritime vessel berthing agreements with American Yacht Harbor in Red Hook, St. Thomas, USV for short term dock space. These berthing agreements contain various terms, each generally not exceeding 12-months. Rent expense in connection with short-term berthing agreements was $122,281 and $121,425 for the six months ended June 30, 2023, and 2022, respectively.

In May 2023, Windy of Chicago Ltd signed a 5-year lease with Navy Pier Incorporated, with respect to certain property and docking space located on Navy Pier at 600 East Grand, #40, Chicago, Illinois. The lease requires the Company to pay a base annual license fee of $184,957 comprised of an annual mooring fee of $55,487 and an annual operating fee of $129,470. The lease also requires the Company to pay additional payments based on 11.5% of gross annual receipts over $1,608,317; no additional payments were made during the six months ended June 30, 2023.

We also lease dock space at the Bluegreen’s Bayside Resort and Spa in Panama City Beach, Florida, for our Paradise Adventures LLC vessels, for $700 per month, plus 7% tax, for the period from January 1, 2020 through December 31, 2025.

We believe our facilities are sufficient for our current needs. We do not anticipate any significant difficulties in obtaining any additional space if needed.

Related Party Lease

In April of 2022, AMDI entered into an operating lease agreement with Ham & Cheese Events LLC for the property of Magen’s Hideaway, a bed and breakfast located at 7-7B Peterborg, St. Thomas, USVI, for the term of 5 years, ending in April 2027. A deposit of $11,000 and monthly rent payments of $11,000 are required under the lease. AMDI is entitled to all of the revenue generated from the rental of Magen’s Hideaway.

As of June 30, 2023, the weighted average lease term remining is 4.06 years and average discount rate is 13.00 % on all leases within the scope of ASC 842.

The following table presents the maturities of the Company’s operating lease liabilities as of June 30, 2023:

Year ended December 31,	Third Party Leases	Related Party Lease	Total
2023 (remainder)	$162,889	$67,980	$230,869
2024	233,098	139,019	372,117
2025	200,445	143,190	343,635
2026	184,957	147,485	332,442
2027	184,957	37,142	222,099
Total minimum non-cancelable operating lease payments	966,346	534,816	1,501,162
Less: imputed interest	(250,823)	(108,759)	(359,582)
Total lease liability as of June 30, 2023	715,523	426,057	1,141,580
Less: current portion	(152,963)	(86,360)	(239,323)
Long-term portion	$562,560	$339,697	$902,257

Rent expense for the periods ended June 30, 2023 and 2022, including leases with a term of less than twelve months was $277,826 and $199,279, respectively.

Non-GAAP Financial Measures

1 Adjusted EBITDA

Adjusted EBITDA reconciles to net income (in thousands) as follows:

	For the Six Months Ended June 30,	For the Six Months Ended June 30,	For the Year Ended December 31,
	2023	2022	2022	2021
Net income (loss)	$(3,180,155)	$(1,197,338)	$(3,010,701)	$72,624
+ interest expense	844,025	91,343	190,249	44,555
+ tax expense			0	0
+ depreciation & amortization	469,215	220,007	587,922	230,448

EBITDA	(1,866,915)	(885,988)	(2,232,530)	347,627
+ settlements			250,000
+ share-based compensation expense	1,420,081	688,125	1,654,546	0
+ non-recurring expenses related to acquisitions	691,927	419,973	562,348	0
+ transaction costs	375,000	115,000	220,000	0

Adjusted EBITDA	$620,093	$337,110	$454,364	$347,627

2 Adjusted EBITDA Margin, net

Adjusted EBITDA margin, net is calculated as follows:

	For the six months ended June 30,	For the six months ended June 30,	For the year ended December 31,
	2023	2022	2022	2021
Net sales	$3,761,459	$2,205,946	$4,591,690	$2,059,001
Net income (loss)	$(3,193,761)	$(1,197,338)	$(3,010,701)	$72,624
Net income (loss) margin	(84.9)%	(54.3)%	(65.6)%	3.5%
Adjusted EBITDA	$620,093	$337,110	$454,364	$347,627
Adjusted EBITDA margin, net	16.5%	15.3%	9.9%	16.9%

The adjusted EBITDA increased to $620,093 for the six months ended June 30, 2023 compared to $337,110 in the prior fiscal year. Adjusted EBITDA variances to Net Income for the six months ended June 30, 2023 includes $469,215 in non-cash depreciation expense, $844,025 in interest expense, $1,420,081in non-cash stock compensation, and $1,066,927 in non-recurring expense associated with the acquisition of Paradise Adventures LLC on January 18, 2023 and non-recurring expenses associated with this public Offering as detailed below:

●	$176,955 of non-recurring cost of revenue expense associated with the acquisition and integration of Paradise Adventures LLC.

●	a non-recurring $319,724 in marketing developmental expense to integrate Paradise Adventures LLC onto the company’s digital advertising platform, expansion of marketing channels for Windy of Chicago and Seas the Day Charters USVI and the testing of CharterSmarter.com which is associated with the acquisition of the Paradise Group of Companies upon the consummation of this Offering.

●	In addition, the company had approximately $200,000 of non-recurring general and administrative expense associated with the acquisition and integration of Paradise Adventures LLC, the pending acquisition of the Paradise Group of Companies upon the consummation of this Offering and expenses associated with this Offering.

●	$186,000 of non-recurring professional and consulting non-amortized expenses associated with this public Offering.

●	$184,248 in miscellaneous non-recurring project expense.

OUR BUSINESS

Our Mission

Our mission is to provide exceptional maritime vacation or staycation tours, activities and attractions to our guests while staying committed to delivering industry leading unique, fun, memorable and educational experiences. We are committed to bringing the best of digital technology to the in-destination maritime tour activity and attraction industry. We believe our digital innovations improves top-line revenue, bottom line profit and expands the market for our products by introducing consumers to new and exciting maritime recreational activities. We believe that our maritime boats, yachts, and ships are increasingly versatile, allowing consumers to use them for a wide range of maritime based tours and activities that enhance the experience for a day, a week or a lifetime.

Company Overview

We provide award-winning in-destination tours, activities and attractions (“TAA”) in the continental United States and the United States Virgin Islands (“USVI”) using itineraries that feature up-close encounters with marine wildlife, nature, history and culture, and promote guest empowerment and interactivity. We have pioneered innovative ways to allow our guests to connect with exotic and remote places. Many of these maritime expeditions involve travel to top vacation destinations such as the USVI, Panama City Beach, Florida, and Chicago, Illinois. We have been the recipient of TripAdvisor’s 2022 and 2023 Travelers Choice Award, and we were voted the Best Day Sail operation by the Virgin Islands Daily News for 2021 and 2022. We own and operate 50 luxury catamarans and power boats in the USVI, 12 catamaran yachts and power boats in Panama City, Florida, and offer a variety of maritime tours on Lake Michigan from Chicago on the Tall Ship Windy, a 148-foot, traditional four-masted topsail schooner ship designated as the official Tall Ship Ambassador for the City of Chicago.

In addition, we offer luxury yacht management services in the USVI on behalf of yacht owners, including marketing weeklong, all-inclusive luxury yacht vacations, general yacht management and maintenance, term charter clearing agent services for 12 additional yachts, and yacht sales brokerage services. We anticipate our acquisition of the Paradise Group of Companies to be completed upon the consummation of this Offering. Privately owned luxury yachts valued at over $55 million are currently managed under the Paradise Yacht Management brand.

Our operating business units include Seas the Day Charters USVI, Windy of Chicago, Paradise Adventures Catamarans and Watersports in Panama City Beach, Florida, Paradise Yacht Management in the U.S and British Virgin Islands, and Magens Hideaway on St. Thomas, USVI.

In the preceding twelve months ended June 30, 2023, over 4.86 million unique users visited our websites and social media sites to plan their activities. 97% of guest reviews of Amphitrite’s business unit services are positive reviews; 3-star (average) to 5-star (exceptional) reviews. From July 30, 2019 through June 30, 2023 on a cumulative basis, our operating units have received more than 9,400 reviews on major consumer review sites; Google Reviews, TripAdvisor, and Facebook. Of those reviews on a 5-star scale, 94% were 5-star reviews, 2% were 4-star, 1% were 3-star and 3% were 2 or 1-star reviews.

Our customers book our tours through (i) our websites at www.amphitritedigital.com, www.tallshipwindy.com, www.seasthedayusvi.com, www.paradiseadventurespcb.com, www.paradiseyachtmanagement.com, www.chartersmarter.com, and www.magenshideaway.com, and (ii) strategic relationships with online travel agents (“OTAs”) to provide optimal guest experiences, revenue generation and operational efficiencies. Our websites are not part of this prospectus.

Corporate Information

Our corporate headquarters are located at 6100 Red Hook Quarters, B1-B2, St. Thomas, USVI 00802. Our telephone number is 312-386-5906. Our corporate website is located at www.amphitritedigital.com and is not part of this prospectus.

We have not been involved in a bankruptcy, receivership or similar proceeding.

On July 31, 2022, we completed an SEC Regulation Crowdfunding offering and sold an aggregate of 650,034 of our common shares for proceeds of $650,034.

Company History

We were formed on April 1, 2022, in the USVI by Scott and Hope Stawski, our Chairman/Chief Revenue Officer and President/Director, respectively, and Patrick Mullett, our Vice President of Operations/ Director, seasoned technology and hospitality executives, to continue the Seas the Day BU operations of our predecessor, Ham and Cheese Events LLC (“HAM”), a Texas limited liability company formed in March 2012, and controlled by Hope and Scott Stawski. In connection with our corporate reorganization:

●	On April 1, 2022, we acquired Windy of Chicago Limited, a limited liability company formed in Illinois on March 30, 1995, which owns and operates Tall Ship Windy in Chicago, a 148-foot, traditional four-masted topsail schooner ship, in exchange for $100,000 with interest at the rate of four percent per annum to be paid on or before April 1, 2023, as provided for in a secured promissory note secured by our assets. Upon the occurrence and during the continuance of any event of default, all outstanding principal of the secured promissory note shall bear interest at the rate of ten percent per annum. As of June 30, 2023, we have paid the promissory note in full.

●	On April 19, 2022, we formed STDC Holdings Incorporated (“STDC Holdings”), a USVI C-corporation, as a wholly owned operating unit to acquire the Seas the Day business unit of Ham and Cheese Events LLC, which does business as Seas the Day Charters USVI, in exchange for the assumption of $1,948,901 of Seas the Day BU debt and payment of $551,098.06 with interest at the rate of four percent per annum to be paid on or before April 1, 2028, as provided for in a secured promissory note secured by our assets. Upon the occurrence and during the continuance of any event of default, all outstanding principal of the secured promissory note shall bear interest at the rate of ten percent per annum. As of June 30, 2023, we have paid $184,000 toward the promissory note, leaving a balance of $396,098, including accrued and unpaid interest.

In 2023, we expanded our operations with the acquisition of an additional wholly owned subsidiary and anticipate acquiring another wholly owned subsidiary upon the consummation of this Offering:

●	On January 18, 2023, we acquired Paradise Adventures LLC, a Florida limited liability company formed on September 18, 2012, that operates a boat charter and watersports business at the Bluegreen’s Bayside Resort and Spa in Panama City Beach, Florida, and is equipped with a fleet of 13 charter vessels as well as water sports equipment, in exchange for approximately $3,200,000 subject to (a) a cash payment of $755,134 to be upon the closing of the transaction, (b) a promissory note in the amount of $2,075,999 with a simple interest at the rate of 0% percent per annum to be paid at the effective date of this registration statement, (c) a payoff of vessel liens in the amount of $408,040.06, (d) a payment of escrow deposit in the amount of $64,000 and (e) a stock assignment of 300,000 shares of common stock of the Company as provided for in the Assignment and Transfer of Stock Certificate. As of June 30, 2023, the Company has pre-paid $500,000 toward the promissory note leaving a balance of $1,575,999.

●	On October 18, 2022, we entered into a non-binding Letter of Intent to acquire the Paradise Group of Companies, headquartered in St Thomas, USVI, and comprised of Paradise Yacht Management, LLC and Paradise Yacht Sales, LLC, formed in November 2019, CharterSmarter, LLC, formed in August 2020, Paradise Yacht Clearing, LLC, formed in August 2021 and PYM (BVI) Ltd, formed in May 2022. On March 24, 2023 we entered into a Purchase Agreement to acquire said companies, which collectively provide luxury yacht management services and all-inclusive luxury yacht vacations for guests aboard luxury sailing and motor yachts in the Caribbean with a fleet of 36 managed yachts. In addition, the Paradise Group of Companies also provide ancillary yacht management services which include term charter broker sales activity, term charter clearing agent activity for an additional 12 yachts, yacht sales brokerage services, and yacht maintenance services. On June 6, 2023, we entered into a First Amendment to the Purchase Agreement which extended the closing date to on or before July 31, 2023. On July 31, 2023 we entered into a Second Amendment to the Purchase Agreement which extended the closing date to on or before September 15, 2023 and eliminated “Contingent Consideration” for financial performance for post-acquisition financial periods agreed upon in the initial Purchase Agreement. The purchase price was adjusted to $6,280,000 as the “Base Price” with $3,140,000 to be paid in cash at closing and the remaining balance paid by the issuance of 887,006 shares of the Company’s common stock of at a value of $3.54 per share at the date and time of the closing of the transaction or by delivery of a promissory note in the amount of $3,140,000, or for any portion of the balance for which the Paradise Group of Companies does not exercise an option to receive the Company’s common stock. On September 15th, 2023, we entered into a Third Amendment to the Purchase Agreement which extended the closing date to on or before October 31, 2023. We anticipate our acquisition of the Paradise Group of Companies to be completed upon the consummation of this Offering.

Other than as set forth above, we have not been involved in a material reclassification, merger, consolidation or purchase or sale of a significant amount of assets not in the ordinary course of business.

Corporate Structure

Our operations are conducted by our wholly owned subsidiaries. Our corporate structure as of June 30, 2023 is illustrated below:

Our corporate structure giving effect to the Paradise Group of Companies acquisition anticipated to close upon the consummation of this Offering is illustrated below:

Our Operations

We strive to be the highest value maritime TAA operator. Our digitally founded marketing and overall operations allow us to rely less on discounting while maintaining a high utilization rate. Our primary strengths are our ships, boats, yachts and other maritime vessels described below, our management team and their knowledge of the hospitality industry, and the use of digital technology for business growth and industry disruption. Our digital foundation is designed to not only provide revenue and operating efficiencies but also an exceptional customer experience.

For the twelve months ended March 31, 2023, in aggregate our operations serviced more than 84,000 guests, an increase of 333% year over year.

Our revenue is generated from direct online sales and sales through OTAs. During the twelve months ended March 31, 2023, 64% of our ticket sales came through direct and online sales through our five primary websites, tallshipwindy.com, seasthedayusvi.com, paradiseadventurespcb.com, paradiseyachtmanagement.com, and magenshideaway.com, and 36% came through other travel agents who booked their clients on our vessels or villas described below.

Tall Ship Windy in Chicago

The Tall Ship Windy in Chicago is a 148-foot, traditional four-masted topsail schooner ship with U.S. Coast Guard certificate of inspection capacity for 150 persons, which sails from Navy Pier in Chicago. One of only two four-masted schooners still operating in the United States, Windy was designated as the official Tall Ship Ambassador for the City of Chicago in 2006. Operating from Memorial Day in May through Labor Day in September at its berth on Navy Pier, Windy hosts more than 33 thousand guests annually on its water tours and has become a much-anticipated tradition for many individuals and families both in and outside Chicago.

The Tall Ship Windy offers cruises ranging from 75 minutes to 2 hours and includes skyline sails, starting at $37, fireworks cruises, ranging from $49 - $69, educational pirate cruises, ranging from $17 - $29, and a variety of other public and private specialty cruises in Chicago. We have a full bar onboard the Windy that is stocked with soda, water, beer, wine, liquor and snacks. We also offer catering services, live music and storytelling upon request, perfect for weddings, parties, corporate functions, reunions, church outings, tour groups, team building and more.

We also offer the use of the Tall Ship Windy for weddings and private parties. Fees range from $3000 to $9375 per hour, depending on the day and time.

In the twelve months ended March 31, 2023, Tall Ship Windy serviced more than 33,300 guests.

We generate guests for Tall Ship Windy cruises primarily through our website at www.tallshipwindy.com via digital advertising and secondarily through our OTA partners. The website includes a description of the Tall Ship Windy and information about cruises offered and private group charters with options for full bar service, catering, storytelling and live music. The website allows the customer to book and pay online from a selection of skyline sails, educational sails, firework sails and various special event sails or to submit a reservation request for a private charter.

Seas the Day Charters in St Thomas, USVI

We offer marine charters in the USVI, under the brand Seas the Day Charters, ranging from 4 hours to 7 hours, for our 5 catamaran yachts, 5 power boats and 3 runabouts. Our charter boats range from 12’ to 50’ and have a passenger capacity of up to 12 persons. Charter prices range from $400 for 6 hours on one of our 15’ rigid inflatable boats to $1,895 for 7 hours aboard our luxury catamarans. All of our charter captains are licensed by the U.S. Coast Guard, and first mates have at least 2 years of experience aboard luxury sail vessels taking care of guests and the care and maintenance of the vessel.

In the twelve months ended March 31, 2023 Seas the Day Charters serviced more than 9,000 guests.

We generate clients for our charter rentals primarily through our website at www.seasthedayusvi.com via our digital advertising and secondarily through our OTA partners. The website includes a description of the charters offered, special services, such as snorkeling and swimming with turtles, and information about local destinations and allows customers to book and pay online.

Magens Hideaway Luxury Villa in St Thomas, USVI

Managed by STDC Holdings, we sublease a luxury villa known as Magens Hideaway, located in Peterborg, St. Thomas, USVI, which we rent to our guests. The Magens Hideaway property is divided into three buildings, totaling 6,443 square feet (3,874 square feet of indoor living space and 2,569 square feet of outdoor living space) and accommodates up to 14 persons. Rentals start from $1,000 per night.

We generate clients for Magens Hideaway primarily through our website at www.magenshideaway.com and by Offering ‘land and sea’ packages jointly with Seas the Day Charters USVI. Magens Hideaway is also available for rent through VRBO. The website includes a description and images of the villas, a 3-D tour, and directs customers to book by calling the hotel directly or using VRBO.com.

Paradise Adventures in Panama City Beach, Florida

Paradise Adventures LLC was acquired by the company on January 18, 2023.

Paradise Adventures Catamarans and Watersports offer boat charters and tours ranging from 2 hours to full day tours on our 2 sailing catamarans, 1 sailboat, 3 power boats and 7 pontoons. Tours include dolphin sightseeing, snorkeling tours, adventure tours, sunset cruises, and private charters. Watersport rentals include pontoon boats, kayaks, snorkeling, and paddle boats.

Paradise Adventures is located at the BlueGreen Bayside Resort and Spa; formerly the Sheraton Bayside Golf Resort and Spa. The services are provided through a service agreement dated November 29, 2019, with Bay Point Master Tenant, LLC, a Delaware limited liability company, the master tenant of the hotel, villas, golf courses, golf clubhouse and related facilities located in Panama City Beach, Florida. The service agreement requires us to pay a monthly service fee of (i) 10% of gross sales for the first twelve months of the agreement and (ii) 15% of gross sales thereafter. The agreement expires on November 29, 2024, unless terminated before that time or renewed.

In the twelve months ended March 31, 2023, Paradise Adventures serviced more than 40,000 guests.

We generate clients for our marine tours and water sports rentals primarily through our website at www.paradiseadventurespcb.com via online, digital advertising and secondarily through our OTA partners. The website was recently re-designed and includes descriptions of tours and rentals offered and options to book and pay online.

Paradise Group of Companies in St. Thomas, USVI

The company anticipates completing its acquisition of the Paradise Group of Companies upon the consummation of this Offering.

We intend to offer a variety of luxury yacht services, including (i) 24/7 yacht management solutions, specializing in 42’ – 90’ catamarans that sleep 8 – 10 guests and focus on exploring the islands, fine dining and water-based adventures, (ii) yacht broker services, connecting yacht owners with yacht purchasers, and (iii) luxury yacht charter services, booking multi-day charter yacht vacations on our fleet of 30 sailing catamarans and 1 power yacht.

Boat charters typically last 6 nights and 7 days and start at $14,700 with yacht charter vacations as high as $70,000/week. These crewed luxury yacht charters include onboard lodging, fine dining, bar service and toys, such as Paddle Boards, Snorkeling Gear, Floating Mat, Tubes, Wake Boards, Adult Water Skis, Knee Boards, Fishing Rods & Onshore Games.

In 2022, the Paradise Group of Companies serviced 2,641 guests on 426 paid luxury charter vacations generating $10,529,733 in gross term charter revenue.

The Paradise Group of Companies generates clients for its management, broker, and luxury vacation charter services primarily through its broker network and secondarily through its websites at www.paradiseyachtmanagement.com, www.pyclearing.com and www.chartersmarter.com. Clients can browse its fleet and book charters online at the first two domains and engage in broker services at the third domain.

The Company Fleet of Maritime Charter and Tour Vessels

As of June 30, 2023, the company owns or manages 63 vessels (excluding one work barge) in the Caribbean, Florida and Lake Michigan and is the clearing agent for an additional 12 yachts. The company believes that the vessels owned or managed are adequate and well-suited for our revenue objectives.

The Company analyses and tracks various statistics to reflect overall capacity and utilization for our four primary maritime offerings. Components of capacity and utilization by category of offering are as follows:

Maritime Offering Category	Capacity Determination	Utilization Determination	Notes
Private Day Charters	For private day charters, capacity is determined by the number of available full-day bookings for a given time period. For private day charters, the booking is for the vessel regardless of the number of guests. For example, when SY Sirena is booked for a private full day charter; whether for 6 guests or 12 guests – this would be considered 1 booking. Therefore, if SY Sirena is available to be booked 341 days out of the calendar year, the capacity for SY Sirena would be 341.	For the private day charter category, utilization is determined by the number of bookings sold divided by the capacity (number of available full-day bookings) for that time period. A half day booking is calculated at ½ of a full day booking. Using the SY Sirena example, if it was booked 285.5 days in a calendar year, SY Sirena’s utilization would be 83.7%; 285.5 days booked divided by 241 capacity; days available to be booked.

Capacity only includes days the vessel is available to be booked. It does not include scheduled repair and maintenance days. Generally, private day charter vessels are scheduled for maintenance 2 days a month or 24 days a year.

Capacity does not include periods of time where the vessel is taken out of service for the season. Vessels taken out of service during certain periods of the year are indicated in the fleet table below.

Public Boat Tours	Public boat tours are sold ‘per person’. For this category of offering, capacity is determined by the number of available tickets that can be sold for a given time period. For example, SV Windy has 148 guest tickets that can be sold for each boat tour. If SV Windy has 5 tours in a day, her capacity for that day would be 740.	For the public boat tour category, utilization is determined by the number of tickets sold divided by the capacity (number of tickets available) for that time period. Using the SV Windy example, in a day where SV Windy has 5 tours and 412 tickets were sold, the utilization for SV Windy would be 55.7%; 412 tickets sold divided by 740 tickets available.

Capacity only includes days the vessel is available to be booked. It does not include scheduled repair and maintenance days. Generally, public boat tour vessels are scheduled for maintenance 2 days a month or 24 days a year.

Capacity does not include periods of time where the vessel is taken out of service for the season. For example, SV Windy operates seasonally from approximately the 2nd week of May through the last day of September. Seasonal vessels are indicated in the fleet table below.

Maritime Offering Category	Capacity Determination	Utilization Determination	Notes
Private Term Charters	For private term charters, which are generally 7-night yacht vacations, capacity is determined by the number of charter weeks available for a given time period. In the term charter industry for our operating area in the Caribbean, generally term charter yachts are available 36 weeks of a calendar year; approximately the first week of November through the last week of July. As a standard, we use 36 weeks as the capacity for our term charters.

For the private term charter category, utilization is determined by the number of 7-night yacht vacations booked (sold) divided by the capacity (number of charter weeks available) for that period. Generally, the minimum number of nights for a private term charter is 5 nights. For partial term charter weeks, a partial week is calculated by the number of nights divided by 7.

As an example, if SY Nomad had 22 weeks of term charter bookings (sold), the utilization for SY Nomad would be 61%; 22 weeks divided by 36 weeks.

Capacity for private term charters only includes weeks the vessel is available for booking. The private term charter vessels managed by our Company (PGC) are all privately-owned vessels. Capacity does not include weeks of ownership use of the vessel. Capacity does not include weeks where the vessel is taken out of service for the season; generally August through October.
Bare Boat Rentals	For bare boat rentals, capacity is determined by the number of available full-day bookings for a given time period. For bare boat rentals, the booking is for the vessel regardless of the number of guests. For example, when Suntracker #1 is booked for a private full day charter; whether for 4 guests or 10 guests – this would be considered 1 booking. Therefore, if Suntracker #1 is available to be booked 283 days out of the calendar year, the capacity for Suntracker #1 would be 283.	For the bare boat rental category, utilization is determined by the number of bookings sold divided by the capacity (number of available full-day bookings) for that time period. A half day booking is calculated at ½ of a full day booking. Using the Suntracker #1 example, if it was booked 92 days in a calendar year, Suntracker #1’s utilization would be 32.5%; 92 days booked divided by 283 capacity; days available to be booked.

Capacity only includes days the vessel is available to be booked. It does not include scheduled repair and maintenance days. Generally, bare boat rentals are scheduled for maintenance 1 day a week or 52 days a year.

Capacity does not include periods of time where the vessel is taken out of service for the season. Vessels taken out of service during certain periods are indicated in the fleet table below.

Our maritime offering categories along with approximate utilization data are as follows.

Offering Category	Description	Number of Vessels	Utilization
Private Day Charters	These vessels are well-suited for private half or full day (7 hour) charters with an up to 12 guest capacity.	13 company owned vessels with a combined capacity of 4,016 charter days for the 12 months ending June 30, 2023.	Vessel utilization was 63% for the 13 vessels. For the 12 months ending June 30, 2023 we had 2,531 private day charter bookings on these vessels.
Public Boat Tours	These vessels are designed for public, pay per person, boat tours. These vessels are USCG certified for higher passenger counts up to 150 guests.	4 company owned vessels with a combined capacity of 224,840 guest tickets for the 12 months ending June 30, 2023.	Vessel utilization was 33.3% for the 4 vessels. For the 12 months ending June 30, 2023 we had 22,294 executed boat tour reservations for 74,803 guests.
Private Term Charters	These vessels are high-end, luxury yachts. They are designed for week long yacht vacations with a capacity of 8 to 10 guests, 2 guests per cabin.	36 vessels managed on behalf of private owners. Each vessel has approximately 36 ‘weeks’ of available utilization per year.	For the 12 months ending June 30, 2023 we had 542 sold charter weeks for a utilization of 41.8%.
Bareboat Rentals	These vessels are low-cost, pontoon vessels used exclusively in Panama City Beach Florida for bareboat rentals.	10 company owned vessels with a combined capacity of 1,687 boat rental days.	For the 12 months ending June 30, 2023 we had 793 executed bookings for a utilization of 47%.
Clearing Services	PGC provides yacht clearing services for privately owned vessels.	12 – clearing services provided to 12 privately owned yachts

Each vessel in our fleet, whether company owned or managed, or clearing agent only is selected based on its suitability for purpose and both it available utilization and actual utilization projection. At present, we do not have any vessels the company would consider under-performing. As of June 30, 2023, the detail of vessels owned. Managed or clearing agent only are shown below.

Vessel	Year Built	Type of Vessel and Offering	Size of Vessel	Jurisdiction of Registration Primary Areas of Operation	Owned, Managed or Clearing Agent
MV Aquarius	2018 repowered 2022	Power Boat Private Day Charter	31’	US Virgin Islands	Owned
MV Poseidon	2019	Power Boat Private Day Charter	36’	US Virgin Islands	Owned
SY Mazu	2015	Sailing Catamaran Private Day Charter	35’	US Virgin Islands	Owned
SY Pisces	2003 repowered 2022	Sailing Catamaran Private Day Charter	47’	US Virgin Islands	Owned
SY Sirena	2000 repowered 2021	Sailing Catamaran Private Day Charter	50’	US Virgin Islands	Owned
SY Leviathan (formerly SY Spellbound)	2006 repowered 2021	Sailing Catamaran Private Day Charter	50’	US Virgin Islands	Owned
MV Sea Wolf	2012	Power Boat Private Day Charter	45’	US Virgin Islands	Owned
MV Island Flyer	2011 repowered 2022	Power Boat Private Day Charter	36’	US Virgin Islands	Owned
SY Neptune	2015	Sailing Catamaran Private Day Charter	35’	US Virgin Islands	Owned
MV Hydra	2020	Power Boat Private Day Charter	40’	US Virgin Islands	Owned
RIB430 Dash	2021	Runabout Bareboat Rental	15’	US Virgin Islands	Owned
RIB430 Paddy Wagon	2021	Runabout Bareboat Rental	17’	US Virgin Islands	Owned
RIB430 Splash	2021	Runabout Bareboat Rental	16’	US Virgin Islands	Owned
S/V Windy	1995 repowered 2006	4 Mast Schooner Public Boat Tour	148’	Chicago	Owned
SY Rumba	2015	Sailing Catamaran Private Term Charter	52’	US Virgin Islands	Managed
SY Euphoria	2016	Sailing Catamaran Private Term Charter	60’	US Virgin Islands	Managed
SY Ocean Vibes	2020	Sailing Catamaran Private Term Charter	74’	US Virgin Islands	Managed
SY Excess	2011	Sailing Catamaran Private Term Charter	70’	US Virgin Islands	Managed
SY Shangri La	2016	Sailing Catamaran Private Term Charter	52’	US Virgin Islands	Managed
SY Nae Kae	2022	Sailing Catamaran Private Term Charter	54’	US Virgin Islands	Managed
SY Pelican	2002	Sailing Catamaran Private Term Charter	58’	US Virgin Islands	Managed

Vessel	Year Built	Type of Vessel and Offering	Size of Vessel	Jurisdiction of Registration Primary Areas of Operation	Owned, Managed or Clearing Agent
SY Boketto	2022	Sailing Catamaran Private Term Charter	42’	US Virgin Islands	Managed
SY Katrina	2018	Sailing Catamaran Private Term Charter	50’	US Virgin Islands	Managed
SY Ventana	2018	Sailing Catamaran Private Term Charter	52’	US Virgin Islands	Managed
SY Black Tortuga	2019	Sailing Catamaran Private Term Charter	47’	US Virgin Islands	Managed
SY Ocelot	2016	Sailing Catamaran Private Term Charter	52’	US Virgin Islands	Managed
SY Lady Catron	2017	Sailing Catamaran Private Term Charter	50’	US Virgin Islands	Managed
SY G3	2022	Sailing Catamaran Private Term Charter	51’	US Virgin Islands	Managed
SY Delana Mae	2020	Sailing Catamaran Private Term Charter	50’	US Virgin Islands	Managed
SY Let’s Play Two	2015	Sailing Catamaran Private Term Charter	44’	US Virgin Islands	Managed
SY Touch the Sky	2013	Sailing Catamaran Private Term Charter	58’	US Virgin Islands	Managed
SY Easir II	2020	Sailing Catamaran Private Term Charter	46’	US Virgin Islands	Managed
SY Whiskey Business	2015	Sailing Catamaran Private Term Charter	45’	US Virgin Islands	Managed
SY Heavenly	2016	Sailing Catamaran Private Term Charter	62’	US Virgin Islands	Managed
SY Knot 5280	2016	Sailing Catamaran Private Term Charter	46’	US Virgin Islands	Managed
SY Leeway	2017	Sailing Catamaran Private Term Charter	58’	US Virgin Islands	Managed
SY Falcor II	2021	Sailing Catamaran Private Term Charter	46’	US Virgin Islands	Managed
SY La Speranza	2020	Sailing Catamaran Private Term Charter	50’	US Virgin Islands	Managed
SY Valentine	2021	Sailing Catamaran Private Term Charter	60’	US Virgin Islands	Managed
SY Memento Amori	2023	Sailing Catamaran Private Term Charter	48’	US Virgin Islands	Managed
SY Indulgence	2023	Sailing Catamaran Private Term Charter	67’	US Virgin Islands	Managed
SY Permabear	2023	Sailing Catamaran Private Term Charter	54’	US Virgin Islands	Managed
SY Nomad	2023	Sailing Catamaran Private Term Charter	55’	US Virgin Islands	Managed

Vessel	Year Built	Type of Vessel and Offering	Size of Vessel	Jurisdiction of Registration Primary Areas of Operation	Owned, Managed or Clearing Agent
SY Flor De Luna	2023	Sailing Catamaran Private Term Charter	53’	US Virgin Islands	Managed
SY No Inheritance	2023	Sailing Catamaran Private Term Charter	54’	US Virgin Islands	Managed
SY Rapscallion	2019	Sailing Catamaran Private Term Charter	45’	US Virgin Islands	Managed
SY Pelican Bleu	2023	Sailing Catamaran Private Term Charter	48’	US Virgin Islands	Managed
SY Oui Cherie	2017	Sailing Catamaran Private Term Charter	52’	US Virgin Islands	Managed
SY Gyrfalcon	2019	Sailing Catamaran Private Term Charter	60’	US Virgin Islands	Managed
SY Kasiopeja	2023	Sailing Catamaran Private Term Charter	48’	US Virgin Islands	Managed
SV Privateer	2012	Sailing Catamaran Public Boat Tour	52’	Florida	Owned
SV Footloose	1999	Sailing Catamaran Public Boat Tour	40’	Florida	Owned
SY Ohana	2000	Sailboat Private Day Charter	50’	Florida	Owned
Work Barge – not available for charter or rent	2016	Barge	32’	Florida	Owned
Sun Tracker Pontoon Boat #1	2020	Pontoon Bareboat Rental	22’	Florida	Owned
Sun Tracker Pontoon Boat #2	2020	Pontoon Bareboat Rental	22’	Florida	Owned
Sun Tracker Pontoon Boat #3	2020	Pontoon Bareboat Rental	24’	Florida	Owned
Sun Tracker Pontoon Boat #4	2020	Pontoon Bareboat Rental	24’	Florida	Owned
Sunchaser Pontoon Boat #5	2021	Pontoon Bareboat Rental	24’	Florida	Owned
Sunchaser Pontoon Boat #6	2021	Pontoon Bareboat Rental	24’	Florida	Owned
Sunchaser Pontoon Boat #7	2021	Pontoon Bareboat Rental	24’	Florida	Owned
Cape Horn Center Console	1998	Power Boat Private Day Charter	17’	Florida	Owned

Vessel	Year Built	Type of Vessel and Offering	Size of Vessel	Jurisdiction of Registration Primary Areas of Operation	Owned, Managed or Clearing Agent
MV Hanai – Proline Center Console	2005	Power Boat Private Day Charter	23’	Florida	Owned
MV Indulge II	2006 refit 2022	Power Yacht	90’	US Virgin Islands	Clearing Agent
SY Altesse	2013	Sailing Catamaran	55’	US Virgin Islands	Clearing Agent
MV Andrea	2020	Motor Catamaran	50.5’	US Virgin Islands	Clearing Agent
SY Nauti Cat	2020	Sailing Catamaran	50’	Bahamas	Clearing Agent
SY Southern Charm	2020	Sailing Catamaran	50’	US Virgin Islands	Clearing Agent
SY Get Along	2020	Sailing Catamaran	57’	US Virgin Islands	Clearing Agent
SY Adventure Us	2022	Sailing Catamaran	57’	US Virgin Islands	Clearing Agent
SY Barefoot Cowboy	2015	Sailing Catamaran	58’	US Virgin Islands	Clearing Agent
SY Makin’ Memories	2016	Sailing Catamaran	45’	US Virgin Islands	Clearing Agent
SY Vicarious	2017	Sailing Catamaran	48’	US Virgin Islands	Clearing Agent
SY Valentina	2013 refit 2023	Sailing Catamaran	62’	US Virgin Islands	Clearing Agent
SY Source of Wander	2021	Sailing Catamaran	50’	US Virgin Islands	Clearing Agent
SY Always Sunday	2012	Sailing Catamaran Public Boat Tour	41’	US Virgin Islands	Owned

Ship Maintenance and Logistics

Sophisticated and efficient maintenance and operations systems support the technical superiority and modern look of our fleet. In addition to routine repairs and maintenance performed on an ongoing basis and in accordance with applicable requirements, each of our ships is generally taken out of service, approximately every 24 to 60 months, for a period of one or more weeks for scheduled maintenance work, repairs and improvements performed in Dry-dock. Dry-dock interval is a statutory requirement controlled under IMO requirements reflected in chapters of the International Convention of the Safety of Life at Seas (“SOLAS”) and, to some extent, the International Load Lines Convention. Under these regulations, it is required that a passenger ship Dry-dock once in five years (depending on the age of vessel) or twice in five years (depending on flag state and age of vessel), and the maximum interval between each Dry-dock cannot exceed three years (depending on flag state and age of vessel). To the extent practical, each ship’s crew, remain with the ship during the Dry-dock period and assist in performing repair and maintenance work. Accordingly, Dry dock work is typically performed during non-peak demand periods to minimize the adverse effect on revenue that results from ships being out of service. Dry-docks are typically scheduled in autumn and depend on shipyard availability. We take this opportunity to upgrade the vessels in all areas of both guest-facing services and innovative compliance technology.

Target Markets

We plan to grow operations solely in North America and the Caribbean over the next 5 years. Our general marketing objective is to focus on obtaining guests using our digitally enabled operations without discounting. It is our intent to be a high-value, not a low-cost maritime TAA operator. The customer segments we actively target include:

●	Consumer Vacationers: Individuals and families planning and conducting vacations in the geographies we serve; currently the Virgin Islands, the Florida panhandle and the Chicago metropolitan area,

●	Consumer Staycationers: Individuals and families residing in the geographies we serve, currently the Virgin Islands, the Florida panhandle and the Chicago metropolitan area, and

●	Businesses and Business Groups. Businesses and business groups desiring to have corporate events in the geographies we serve; the Virgin Islands, the Florida panhandle and the Chicago Metropolitan area.

Our Solutions and Competitive Strengths

We believe our strength is our ability to re-imagine and re-map the traditional TAA operator to a future state, digitally enabled operating model. Our integrated, digitally enabled operating model, we believe, allows us to exceed consumer expectations while providing a foundation for both organic growth and implementation of an acquisition roll-up strategy. Directly addressing the market opportunities of the TAA industry, the following competitive strengths support our core mission.

●	Digitally Enabled Business Operating Model. At the foundation of our competitive strength is the utilization of digital technology in all aspects of our business operations. We refer to this digital foundation as “The Helm.” The Helm is both an operating business model philosophy and an Online and App portal, allowing our employees, contractors and associates, including sales affiliates, marketing and advertising companies and key suppliers, to access information and key technology to enhance their and the Company’s performance. We strive to bring this digital technology to the travel industry, which is characterized by a low technology adoption rate. Through our technology agreements with our service providers listed below, our digital operating platform allows us to deliver a better guest experience and higher potential revenue growth at a lower cost of operation.

○	Customer Relation Management (“CRM”)

■	FareHarbor
■	8 x 8

○	Affiliate Marketing

■	SalesForce

○	Operations

■	Maxpanda
■	Service Fusion
■	Microsoft
■	Zoho Enterprise

○	Campaign Management System (“CMS”), Analytics and Artificial Intelligence (“AI”)

■	MarinOne
■	DIIB
■	Microsoft
■	Google

○	Advertising

■	Google
■	Microsoft Audience Network Partners
■	Meta

○	OTAs

■	Tripadvisor/Viator
■	TripShock
■	VRBO
■	GetYourGuide
■	Expedia

●	Highly Effective Marketing Program. We have a digitally enabled advertising and marketing program that emphasizes online and direct sales and is complementary to our OTA sales channel. Utilizing digitally enabled campaign management, AI and machine learning, our programmatic advertising campaigns allow us to acquire a guest at a significantly lower cost than the industry average. These marketing programs resulted in a return on advertising spending of 839% for the twelve months ended June 30, 2023

●

Website and social media users for the twelve months ended June 30, 2023, measured by unique users, was 4.86 million on our social media and Company-owned websites at www.amphitritedigital.com, www.tallshipwindy.com, www.seasthedayusvi.com, www.paradiseadventurespcb.com, and www.magenshideaway.com.

●

Technology Investment in the Next Generation Guest Experience. In October of 2023, we will be rolling out our artificial intelligence, ChatGPT based chatbot ‘Ask Amphitrite’ giving guests access to a wealth of information to assist them in planning their vacation or stay-cation by using our intuitive, easy to use natural language tool. By January of 2024, we will be enhancing the guest experience during their maritime activity by introducing augmented reality technology to many of our maritime activities. Guests will enjoy an enhanced, immersive experience that integrates text, graphics, 3-D imagery and video to their real-world maritime experience.

●	Diverse and Unique Maritime Charter and Activity Offerings. Since 2018, our USVI operations have grown from 1 yacht in St. Thomas, USVI to 63 yachts and boats in the United States and the Caribbean.

○	In the USVI, we own and operate Seas the Day Charters USVI, a luxury day charter operator in St. Thomas and St. John. Seas the Day Charters USVI owns and operates 5 luxury catamaran yachts, 5 luxury power yachts and 3 runabout power boats, offering a variety of day sail activities, including private charters, beach and snorkeling excursions and island-hopping adventures.

○	In Florida, we own and operate Paradise Adventures Catamarans and Watersports from the Bluegreen’s Bayside Resort and Spa in Panama City Beach, Florida. The Paradise Adventures fleet of all Company-owned vessels includes 2 catamarans, 1 monohull sailing yacht, 3 powerboats, 7 pontoon boats and 1 work barge for a variety of excursions, including sightseeing, dolphin tours, snorkeling, watersports and private parties.

○	On Lake Michigan, we own and operate Windy of Chicago, which owns and operates Tall Ship Windy. The Tall Ship Windy is the Official Tall Ship Ambassador for the City of Chicago, designated and commended by Mayor Richard Daly and the Chicago City Council in 2006. The Tall Ship Windy sails daily from Navy Pier in Chicago from May through September and offers skyline sails, sunset sails, fireworks sails, as well as a premium location for weddings, private parties and full ship charters for corporate events.

○	In the Caribbean, we manage and operate the Paradise Group of Companies, a multi-day luxury yacht charter operation in the Leeward Islands. We anticipate our acquisition of the Paradise Group of Companies to be completed upon the consummation of this Offering. Operating out of the USVI and the British Virgin Islands, the Paradise Group of Companies manages and markets 31 privately owned luxury yachts with a market value in excess of $35,000,000. PGC specializes in week-long, luxury ‘crewed’ yacht charters with destinations throughout the Leeward Islands.

○	In St. Thomas, USVI, we sublease the Magens Hideaway, a luxury villa and bed and breakfast managed by STDC Holdings Inc., offering land and sea vacations and activities to its guests. Magens Hideaway comprises three buildings surrounding a quietly bubbling fountain and tropical garden views in the traditional Caribbean Danish architectural style. Accommodating 14 guests, the luxury property sits atop Peterborg peninsula on St. Thomas and overlooks Magens Bay on the south side and the British Virgin Islands on its north side.

●	Company-owned Product Distribution Channels. A key operating philosophy is to own our primary guest acquisition and retention channels. Our primary marketing objective is to utilize our digitally enabled advertising and marketing to drive sales through our Company-owned websites (tallshipwindy.com, seasthedayusvi.com, paradiseadventurespcb.com, chartersmarter.com, and magenshideaway.com) and direct bookings, as this channel has the lowest cost of sale at 11.95% for the twelve months ended March 31, 2023.

○	We have successfully fully automated the charter and activity booking process for our day charter and maritime tour operations (tallshipwindy.com, seasthedayusvi.com, paradiseadventures.com and magenshideaway.com) with improvements in utilizing digital booking technologies, API linkages, transparent pricing strategies, effective automated customer service tools, and improved multi-channel communication. Based on the ratio of bookings to phone calls, our objective is that 97% of reservations and sales will require no human intervention.

○	Company-owned websites and direct ticket sales for our day charter and maritime tour operations represented 64% of our ticket sales in the twelve months ended March 31, 2023. We will strive to grow revenue by emphasizing online and direct bookings at a cost of sale lower than the OTA channel provides. As the OTA channel averages a 26% cost of sale for OTA commissions, the continued movement of sales to Company-owned online and direct sales at a 11.95% cost of sale is a competitive advantage.

○	Recognizing that OTAs are the channel of choice for some market segments, we continue to develop strategic relationships with certain OTAs, which represented 36% of our ticket sales in the twelve months ended March 31, 2023. Our primary OTA provider, Viator, represents 29% of our revenue for this time period. Viator through its online travel agency websites including TripAdvisor.com and Viator.com promotes and sells the Company’s tours. Strategic partnerships with global and regional OTAs will continue to augment our primary direct channel.

●

Introduction of Luxury Term Charter Yacht Vacations Self-Service Booking Channels. In the post-pandemic world, the Company anticipates that the demand for luxury nature and outdoor based vacations will increase. The Company believes this demand will also be impacted by digital natives; “millennials and following generations [whom] have spent nearly their entire lives surrounded by computers, digital devices and the world of social media” (courtesy techtarget.com). These digital natives are now at the life stage where they have the financial capacity to enjoy luxury yacht vacations, however it comes with an expectation if not a demand for a true digitally enabled pre-booking and booking experience.

Traditionally, term charter yacht vacations have been sold through the term charter broker and travel agent channel. The Company anticipates that digital natives will eschew this channel and will have an affinity to utilize digital channels including websites and apps that provide the capability and self-service they have grown to expect. For luxury term charter offerings, the Company has developed and began testing in July of 2023 CharterSmarter; https://www.chartersmarter.com/. An end-to-end booking solution for luxury yacht term charter information and bookings, the Company will continue to enhance the capabilities of CharterSmarter and anticipate a North America and Caribbean rollout of this channel in November of 2023.

●	Highly Experienced Management Team. Our management team consists of highly skilled technology, marketing and hospitality professionals.

○	Scott Stawski, co-Founder, Executive Chairman of the Board of Directors, Chief Revenue Officer, and Acting Chief Accounting Officer, served in various executive roles for DXC Technology Inc (NYSE: DXC) (formerly Hewlett Packard Enterprises Services and Electronic Data Systems). As a recognized digital technology thought leader, Scott Stawski authored Inflection Point – How the Convergence of Cloud, Mobility, Apps and Data Will Shape the Future of Business, which was published and distributed globally by Pearson FT Press in 2015. In 2019, McGraw-Hill published his second book, The Power of Mandate – How Visionary Leaders Keep Their Organization Focused on What Matters Most. Scott Stawski has led the development of our digital operating foundation, including its advanced digital advertising programs.

○	Hope Stawski, our co-Founder, President and Director is an accomplished hospitality executive with many years in management positions at ARAMARK, Hyatt-Regency and other leading hospitality companies. Hope Stawski leads the day-to-day operations of the company and has proven invaluable in developing the guest experience program. She is also deeply involved in all aspects of recruitment, merchandising and special events.

○	Patrick Mullett, our co-Founder, Vice President of Operations, Secretary, and Director, is a seasoned hospitality executive, most recently VP of Operations for Margaritaville Caribbean Group, responsible for the opening and management of Jimmy Buffett’s Margaritaville restaurants in the Caribbean. Patrick Mullett is responsible for the daily operations in the Caribbean.

○	Michael Klaus, our independent director and Chair of the Audit Committee, has served as a member of the Board of Advisors for SoftServe Inc, a Ukraine-based technology company specializing in consultancy services and software development, and held various Executive Management and Officer positions with DXC Technology Inc (NYSE: DXC) (formerly Hewlett Packard Enterprises Services and Electronic Data Systems).

○	Anu Singh, our independent director, is the Managing Director of Kaufman Halls & Associates, LLC where she leads the firm’s Partnership, Mergers, and Acquisitions practice, with more than 25 years of experience as a trusted advisor to top executives and boards nationwide. He has worked on more than 350 partnership engagements for a broad range of organizations. Anu Singh currently leads the evaluation, structuring, negotiation, and execution of mergers, acquisitions, partnerships, joint ventures, and other forms of transactions. He also helps organizations assess their strategic options, growth strategies, and enterprise optimization efforts. His clients include healthcare service organizations and other mission-based organizations, capital providers and lenders within the healthcare service industry.

○	Richard Phillips, our independent director, has extensive management experience with over 24 years with JP Morgan and 18 years in leadership positions with two successful turnaround opportunities, both involving private equity ownership. He has actively led M & A and capital raising efforts from both a provider and client perspective. He has successfully performed key leadership roles in managing critical operations and business transformations.

○	Martha Gorum, Esq., our independent director, has been deeply involved in diverse industries, Martha has a track record of employing business growth initiatives, unique sales strategies, and a collaborative leadership style in driving business excellence as well as delivering measurable market share gains. For over 4 decades, Martha Gorum built her career around challenging the status quo in the hospitality, facility and sales fields. Martha Gorum has 13 years of experience as a sales-oriented leader at Aramark playing a pivotal role in driving double-digit growth through impeccable sales initiatives and customer-focused marketing.

○	Bryan Mason, Esq., is our employee representative on Amphitrite’s Board of Directors. He is a former Chicago attorney who moved to the Caribbean and became a charter boat captain. Based out of St. Thomas, Virgin Islands, he currently runs tour boat charters for Seas the Day Charters USVI. He brings to us his unique experience in both the legal and boat charter industry.

○	Kevin Dritschler, our independent director and Chair of our Safety Committee, has over 30 years of leadership experience and a respected reputation for operational excellence, innovative strategic thinking, and a deep and passionate commitment to the safety of others. In 2021, Mr. Dritschler retired as a Captain from the Plano Fire Department in Texas. He served and chaired multiple committees within the department including Chair of the Interview Board for new hires and Chair of the Fire Truck Build Team determining the specifications for new apparatus for the department. Mr. Dritschler was also relied upon by Fire Chiefs to develop and author safety policies, procedures, and guidelines (SOP’s and SOG’s) for the department. Prior to his service in Plano, he served in the United States Air Force for 4 years as a Firefighter. During his time in the Air Force, he spent time in Guam during Desert Storm and received the Military Firefighter of the Year Award and the distinguished Air Force Commendation Medal for heroic, meritorious achievement and service. His certifications included the Advanced Structural Firefighter, Incident Commander, Fire Officer I, II and III, FAO, EMT-Paramedic, Incident Safety Officer, Swift Water Rescue, High Angle Rescue, Space Shuttle Rescue, and more. Mr. Dritschler is a U.S Coast Guard Licensed Captain, Master 25 GMT with an Assistance Towing Endorsement. He is also a certified Scuba Diver.

○	Marc Brooks, our independent director, is an experienced CEO with a demonstrated history of building and operating companies. Skilled in Management, Analytics, Identifying Talent, Business Strategy and Execution. Mr. Brooks currently serves as the CEO of Hyde Park Hospitality. HPH is a fast-growing hospitality company with an emphasis on Airport Concessions, Lounge Operations, Restaurant Brand Partnerships, Managerial Staffing & Contracted Food & Facilities Management. HPH operates in 16 cities. In 1990, Mr. Brooks graduated with a Bachelor of Arts (B.A.) focused in Economics from Northwestern University, and in 1997 he obtained his Masters in Management (focused in Marketing) from the Kellogg School of Management at Northwestern University.

○	Aaron Hughes, our independent director and Chair of our Technology Committee, has a track record of finding and growing technology companies. Mr. Hughes has over 30 years of experience in advanced systems and network designs, including building and deploying Ipv6 networks for the last 10+ years for various organizations including branches of the Federal Government. Mr. Hughes teaches network automation and management strategies at conferences around the World, and is a well-recognized thought leader in the Ipv6 space. Additionally, Mr. Hughes serves as the founder and CEO of 6Connect, and a director of PeeringDB. In addition, Aaron has served on the boards of Clean Up VI, The American Registry for Internet Numbers (ARIN), and Open-IX. He is also the Chief Network Architect for UnitedLayer, among other engineering and advisory roles for various, for and not for profit, organizations. He holds a Master Diver Certification, small aircraft pilots license, as well as a U.S. Coast Guard Merchant Mariners (Captain) license. Aaron studied Computer Science at Harvard College from 1990 to 1992.

Growth Strategy

With increasing global and North American consumer spending on tours, activities and attractions, and the increased need for a digitally optimized business operating model in the TAA industry, we believe that the market opportunity in this space is significant. Key elements of our growth strategy include:

●	Customer Segments Targets. Our general marketing objective is to focus on obtaining guests using our digitally enabled operations without discounting. Our strategy is not to be the low priced operator, but the high quality, luxury operator for both maritime tours, day charters and luxury yacht charter vacations. The customer segments we actively target include:

○	Consumer Vacationers: Individuals and families planning and conducting vacations in the geographies we serve,

○	Consumer Staycationers: Individuals and families residing in the geographies we serve, and

○	Businesses and Business Groups. Businesses and business groups desiring to have corporate events in the growing geographies we serve.

●	Organic Growth in Existing Geographies. A 15% market share for maritime tours and activities in each geography entered achieves the economics of scale and operational efficiency to maximize profitability. In each geography entered, we will continue to use its competitive strength in digitally enabled guest acquisition to achieve this target. In the near term, we will continue to work on organic growth to achieve our market share goals in Chicago and Panama City Beach, Florida.

●

Acquisition / Roll-up Strategy. The TAA industry is fragmented, and current operators have a low technology adoption. This fragmentation gives the Company the opportunity to grow through the acquisition of maritime TAA operators in geographic markets we desire to have a presence. We have successfully completed acquisitions to enter the Chicago-Great Lakes market with the acquisition of Windy of Chicago Ltd and the Florida panhandle market with the acquisition of Paradise Adventures LLC in Panama City Beach, Florida. We have completed several tuck-in acquisitions to fill demand for our Seas the Day Charters USVI operation in St. Thomas, U.S Virgin Islands. We have announced the acquisition of the Paradise Group of Companies, which we anticipate completing upon the consummation of this Offering. This acquisition expands our St. Thomas and St. John USVI presence and gives us entry into the British Virgin Islands and Bahama’s geographic markets.

We intend to continue to expand our geographic footprint through mergers and acquisitions and once a presence in a geography is established, we will grow that market organically

Our objective when entering a new geographic market is to acquire one of the existing leading market share operators. We have confidentiality agreements being reviewed with several acquisition targets though conversations have not progressed to terms or letters of intent. Our ability to expand into new markets depends on many factors including, but not limited to, compliance with local laws and regulations, demand for our TAA offerings and availability of existing maritime tour activity operators that may be available for sale at reasonable multiples. Our strategic acquisitions, if any, may affect our future financial results.

●

Development and Introduction of Product Line Extensions. For the preceding 12 months ended June 30, 2023 on a pro forma basis giving effect to acquisitions the Company has serviced more than 80,000 guests on its maritime charters and tours. During the same time frame over 4.86 million unique users visited our websites and social media sites to plan their maritime activities. The Company believes this captive audience will have an affinity to purchase related services before and after their yacht charter or maritime tour while on vacation or stay-cation.

Affiliate Program. In September 2023 we began testing this concept utilizing the Fareharbor Affiliate Program. As an example, guests of Seas the Day Charters USVI in the days prior to their yacht charter or maritime boat tour with us, are referred by email and/or text marketing to LandandSeaUSVI.com where they can book non-competitive tours, activities and attractions as well as other vacation related services. Upon booking of any of these products or services, the Company receives a commission; approximately 20%. We believe we will have an adequate amount of data by the end of 2023 to determine whether a roll-out and expansion of the affiliate program to our other business units is warranted.

Merchandise. Having achieved a certain scale in annual guest count, the Company believes an opportunity exists to sell branded merchandise to its guests as a reminder of the Best Day of Their Vacation. After a thorough review of potential partners, the Company selected Printify has its partner for the production and sale of branded merchandise. Beginning with Seas the Day USVI (https://seasthedayusvi.com/merchandise/) and Windy of Chicago (https://tallshipwindy.com/merchandise/), the Company has begun test marketing. Prior, during or after their yacht charter or maritime tour, guests now can order branded merchandise and have it direct shipped to their home. As our partnership with Printify requires no inventory investment, the Company’s investment in this product line extension is minimal.

Market Opportunity

The TAA market, commonly referred to as in-destination travel, includes tours, activities, attractions & events. This type of travel is the third largest sector by spending and represents the activities travelers do in-destination when they arrive at the location. According to a Global In-Destination Travel Market Research Report, the global in-destination portion of the travel market will reach about $297.6 billion in 2026 from 133.6 US$ Million in 2022, with a CAGR of 17.3% (see https://www.verifiedmarketresearch.com/product/in-destination-travel-market/). The North American TAA market is estimated at $90 billion. Amphitrite’s market opportunity is derived from a combination of fragmentation, low technology adoption and value chain optimization all driven by a digitally enabled operating platform.

●	Fragmentation. The tour activity operator industry is fragmented, with few large, multi-geographic players. This fragmentation results in a lack of efficiency and economy of scale. According to Phocuswright Research, “More than eight in 10 operators generate less than $200,000 in annual gross sales” (See https://www.phocuswright.com/Travel-Research/Research-Updates/2022/The-outlook-for-travel-experiences). According to an October 2022 Phocuswright Research, titled “Move to digital gains momentum in tours and activities sector,” not only is the average TAA operator small, with the industry average being $250,000 in revenue, but TAA operators also do not tend to have longevity. 45% of current TAA businesses are less than 7 years old.

●	Technology Adoption. The digital technology revolution has not reached the in-destination tour activity operator industry. Fragmentation and TAA operators with low revenue bases are some of the causes of a low technology adoption rate in the industry. As stated by Skift Research, “Nearly every travel sector have leveraged the internet to modernize and give consumers a more convenient booking experience during the past two decades. Tours and activities are a notable exception largely because of global fragmentation” (See https://skift.com/2018/09/18/tours-and-experiences-the-next-great-untapped-market-in-online-travel/).

●	Value Chain Optimization. Tech-savvy consumers demand digitally enabled ease of use in all rungs of the value chain. For consumers looking for in-destination tours and activities, this includes consumer ease in researching in-destination activities and extends to the booking process and culminates in the activity itself. However, existing TAA operators have not embraced digital technology and the resulting improvements in business processes. According to Skift Research, 8 out of 10 TAA operators still rely on at-sight or manual reservation processes. “Not all operators of tours, attractions, and experiences have adapted the latest technologies, which may mean they are leaving some money on the table as consumers switch from walk-up bookings to digital channels” (See https://skift.com/2022/03/08/tours-and-activities-go-from-hardest-hit-to-in-hot-demand-this-year-new-survey/). This digital enablement also extends to the actual tour and activity experience including digital guides, social media value-adds, and on activity virtual enhancement as examples.

We plan to address this opportunity by bringing digital technology to our TAA operations, including advertising and marketing, customer service, repair and maintenance and overall operations resulting in efficiencies not usually seen in the travel industry.

Marketing Strategy

We market primarily to guests traveling from the United States and the U.S. Virgin Islands through direct online sales and through our OTA partners. We seek to increase demand through effective marketing campaigns directed at OTAs and directly to our potential guests using digitally enabled online advertising programmatic campaigns, primarily through Google Network, Microsoft Audience Network and Meta. We utilize advanced analytics, campaign design and real-time artificial intelligence and machine learning via platforms, including MarinOne and DIIB, to achieve maximum results.

Our OTA partners include TripAdvisor, GetYourGuide, and Expedia. Our OTAs receive a commission of between 25% and 30% for booking or referring clients to us.

For our OTAs, we provide robust marketing support and enhanced tools, including integration with our Fareharbor booking engine and customer relationship management tools, for their use in promoting and marketing our products through their online platforms.

Guest feedback is also a critically important element in the development of our overall marketing and business strategies. We regularly initiate guest feedback studies among both travel partners and consumers to assess the information that helps shape the future direction of the experiences we provide.

In twelve months ended June 30, 2023, 64% of our revenue came through direct and online sales with a cost of advertising of 11.9%% and a Return on Advertising Spend (ROAS) of 839%, respectively.

This low cost of advertising and industry-leading ROAS is attributable to our digitally enabled advertising and marketing platform use. OTAs are important to our marketing and distribution efforts. In late 2022, we initiated an Affiliate Marketing Program digitally enabled by Salesforce.com, whose program enables in-destination partners such as hotel concierge desks, property managers, etc. to sell our tours and activities directly through an online affiliate portal eliminating the manual processes normally relied upon. The program, while in its infancy, is showing great potential.

Customers

In the twelve months ended March 31, 2023 our combined operations serviced more than 84,000 guests. Our primary customers are:

●	Vacationers. Families, groups and individuals on vacation in the areas we serve that are looking for the “Best Day of Their Vacation”; and

●	Staycationers. Families, groups and individuals residing in the local area of our tour operations who desire an exceptional outdoor activity experience.

In the twelve months ended March 31, 2023, our analytics, based on website users and/or bookings, indicate that our customers are 50.4% female and 49.6% male ranging in age from 18 to over 65. For the 12 months ended March 31, 2023, the age breakdown of our customers is as follows:

Age of Customer	Percentage
35 – 44	23.65%
25 – 34	21.7%
45 – 54	21.44%
55 – 64	14.37%
18 – 24	10.68%
65+	8.16%

In the twelve months ended March 31, 2023 based on website users and/or bookings, indicate that our customers were 95.6% located in the U.S. and 4.4% located in the USVI.

Description of Property

At various times, AMDI enters into maritime vessel berthing agreements with American Yacht Harbor in Red Hook, St. Thomas, USV for short term dock space. These berthing agreements contain various terms, each generally not exceeding 12 months. Rent expense in connection with short-term berthing agreements was $364,060 and $42,237 for the years ended December 31, 2022 and 2021, respectively.

AMDI signed a 5-year lease with American Yacht Harbor (see Exhibit 10.19), effective August 1, 2020, with respect to certain property and docking space located at 6100 Red Hook Qtrs., B1-B2, St. Thomas, USVI. The lease requires STDC Holdings to pay a base annual rental fee of $9,900 and a common area maintenance fee and utilities fee of approximately $1,000 per month. On the yearly anniversary of the lease, the annual lease may increase based on a calculation of the greater of 3% on a compounded cumulative basis or the increase of the Consumer Price Index-All Urban Consumers. This lease expires on July 31, 2025.

WOC entered into a vessel operating lease with Tall Ship Adventures of Chicago, Inc., the lessor, for lease of a 148-foot four mast sailing vessel known as the Tall Ship “WINDY” in January of 2022. The lease provides for monthly rent payments of $14,500, requires payment of a deposit of $41,500 and contains a 6-month term with automatic successive 6-month periods unless terminated by either party. This lease was mutually terminated with the purchase of the vessel “WINDY” by WOC in April of 2022.

STDC Holdings entered into a one-year lease agreement, with an option to extend for an additional year with Pleasant Properties, LLC, effective July 1, 2022 (see Exhibit 10.21). The lease requires a base rent of $22,000 payable in ten monthly instalments of $2,200, with July and August 2022 rent waived. This lease agreement was renewed through September 30, 2023. The Company is currently negotiating with Pleasant Properties LLC for a long-term lease renewal.

Paradise Group of Companies lease 1,117 square feet of office space located at Parcel Nos 18A-1 Remainder, 18B-1 Remainder and 18B Remainder Estate Smith Bay, Nos 1, 2 and 3 Red Hook Quarter, St. Thomas, USVI, in exchange for monthly rent of $3,218 from January 31, 2023 to January 31, 2024 (see Exhibit 10.22). We will have the option to extend the lease for one year at an increased monthly rent of the greater of (i) the Consumer Price Index or (ii) 3.5%.

We sublease a villa/bed and breakfast known as Magens Hideaway, located in Peterborg, St. Thomas, USVI, from HAM, who leases the property from our founders, Scott and Hope Stawski, providing the right to operate all the property, buildings, equipment and other personal and movable property, in exchange for monthly rent of $11,000. This lease expires on April 18, 2027 (see Exhibit 10.20). We rent the villa/bed breakfast to our guests.

We also lease real estate marina “dock space”, commonly referred to as slips or berths for 9 of our vessels at IGY Marinas, and American Yacht Harbor at 6100 Red Hook Qtrs., St. Thomas, USVI. A breakdown of the individual leases for each of the vessels is as follows:

●	MV Aquarius - $18,067.50 annual rent plus a $600 fee, expiring on January 30, 2024

●	MV Poseidon - $21,681.00 annual rent plus a $600 fee, expiring on April 19, 2024

●	SY Mazu - $21,078.75 annual rent plus a $600 fee, expiring on April 5, 2024

●	SY Sirena - $36,500.00 annual rent plus a $600 fee, expiring on April 5, 2024

●	MV Sea Wolf - $27,101.25 annual rent plus a $600 fee, expiring on August 31, 2023. This dock space renewal is currently under negotiation.

●	MV Hydra - $26,280.00 annual rent plus a $600 fee, expiring on November 27, 2023

●	SY Leviathan - $36,500 annual rent plus a $600 fee, expiring on January 27, 2024

●	RIB430 Dash - $2,400 annual rent plus a $600 fee, expiring on November 30, 2023

●	RIB430 Paddy Wagon - $2,400 annual rent plus a $600 fee, expiring on November 30, 2023

We also lease a dock slip at 600 Grand Avenue, Chicago Illinois, for our “Tall Ship Windy”, 148-foot schooner. The lease requires the Company to pay a base annual license fee of $90,000 comprised of an annual mooring fee of $27,000 for the right to dock the Tall Ship Windy in the dock space and an annual operating fee of $63,000 for the right to operate our business at Navy Pier, including use of a ticket office, which is 350 square feet. In addition to the annual license fee, we pay an annual percentage fee of 11.5% of gross receipts in excess of natural breaking point (which is the base rent divided by 11.5%). This lease expired on December 31, 2022. In May 2023, Windy of Chicago Ltd signed a new 5-year lease with Navy Pier. The lease requires the Company to pay a base annual license fee of $184,957 comprised of an annual mooring fee of $55,487 and an annual operating fee of $129,470. The lease also requires the Company to pay additional payments based on 11.5% of gross annual receipts over $1,608,317 (see Exhibit 10.18).

We also lease dock space at the Bluegreen’s Bayside Resort and Spa in Panama City Beach, Florida, for our Paradise Adventures LLC vessels, for $700 per month, plus 7% tax, for the period from January 1, 2020 through December 31, 2025 (see Exhibit 10.23).

We believe our facilities are sufficient for our current needs. We do not anticipate any significant difficulties in obtaining any additional space if needed.

Employees

As of June 30, 2023 on a pro forma basis pending the acquisition of the Paradise Group of Companies upon the consummation of this Offering, we employ 121 persons on a year-round, full-time basis and 32 persons on a part-time basis either as employees or 1099 contractors. We also use the services of 16 full-time and 12 part-time seasonal employees for Windy of Chicago Ltd. We are not subject to any collective bargaining agreements, and we believe that relations with our employees and independent contractors are good. A breakdown of or employees are as follows:

	Full Time	Part-Time	Full-Time Independent Contractors	Part-Time Independent Contractors
Amphitrite Digital			4
Seas the Day Charters USVI	1		12	11
Windy of Chicago (seasonal)	16	12
Paradise Adventures	8	14	1
Paradise Group of Companies (pending acquisition)	2		73	2
Total	27	26	90	18

Crew and Staff

Best-in-class guest service levels are paramount in the markets in which we operate, where travelers have discerning tastes and high expectations for quality service. We have dedicated resources to ensure that our service offerings on all of our ships meet the demands of our guests. Among other initiatives, we have implemented rigorous onboard training programs with a focus on career development. We believe that our dedication to anticipating and meeting our guests’ every need differentiates our operations and fosters close relationships between our guests and crew, helping to build customer loyalty.

We place the utmost importance on the safety of our guests, crew and the communities we visit. We operate all our vessels to meet and exceed the requirements of SOLAS and International Management Code for the Safe Operation of Ships and for Pollution Prevention (“ISM Code”), the international safety standards which govern the cruise industry. Crew members are trained in the Company’s stringent safety protocols, participating in regular safety training, exercises and drills onboard every one of our ships to familiarize themselves and become proficient with the safety equipment onboard.

Our captains and crew are experienced seafarers. Our captains and crew regularly undergo rigorous operations training such as leadership, navigation, stability, and statutory and environmental regulatory compliance. To support our deck officers while at sea, we have bridge protocols and support documentation in place, dictating specific standard operating procedures. Our bridge teams conduct a voyage planning process prior to sailing, where the upcoming itinerary is reviewed and discussed by the captain and bridge team prior to departure and in preparation for arrival. In addition, all of our ships employ state-of-the-art navigational equipment and technology to ensure that our bridge teams have accurate data regarding the planned itinerary.

Prior to every charter setting sail, we hold a mandatory safety drill for all guests, during which important safety information is reviewed and demonstrated. Our fleet is equipped with modern navigational control and fire prevention and control systems. We have developed a Safety Management System (“SMS”), which establishes policies, procedures, training, qualification, quality, compliance, audit and self-improvement standards. Through these systems, our senior managers and ship management can focus on the consistent, high-quality operation of the fleet. Our SMS undergoes regular internal audits as well as periodic inspections by the U.S. Coast Guard, flag state and other port and state authorities.

Human Capital

Our culture is defined by our corporate values of flawless execution, dedication to family and community, the spirit of entrepreneurship, financial excellence and environmental stewardship. These values were internally developed and are authentic to our Company as they define success in our culture and establish the foundation upon which it is built. We believe our culture and commitment to our team members attract and retain top talent while simultaneously providing robust career development opportunities that ultimately result in significant value to our Company and its stockholders.

Competition

The industries in which we plan to operate are highly competitive. The recreational tour activity operator industry is extremely fragmented, consisting of primarily locally owned companies with small operating footprints. According to a September 2018 article published in Skift Research by Dan Peltier and Andrew Sheivachman, “Nearly every travel sector has leveraged the internet to modernize and give consumers a more convenient booking experience during the past two decades. Tours and activities are a notable exception largely because of global fragmentation and it’s long been unclear if the web could ever fully unite the sector.” According to an October 2022 article published in Phocus Wire by Kathryn Walson, “TAA (Tour Activity and Attractions) is possibly the most diverse and fragmented sector in the global tourism industry and also the least studied, the report finds. The vast majority of TAA businesses are small and micro-businesses that generate less than $250,000 a year in gross sales.”

In the U.S., we believe our primary competitors are Hornblower Group, Shoreline Sightseeing, Yacht. Vacations and Historic Tours of America. Hornblower and Shoreline compete with us in the Chicago market currently while Historic Tours of America offers maritime and land tours in 7 U.S. cities, including Boston, Washington D.C. and St. Augustine, and we expect to compete with them as we expand geographically.

The principal areas of competition are pricing, value, amenities, and marketing strategies. We will compete with a wide range of products produced by a relatively large number of companies, many of which have greater financial, marketing, and distribution resources than we do. Important factors affecting our ability to compete successfully include pricing, value, amenities and brand exposure, and marketing, as well as pricing and distribution outlets.

Dependence on a Few Customers

A substantial portion of our revenue from OTAs is through our supplier agreement with Viator, which accounted for approximately 26% and 32% of our total revenue for the year ended December 31, 2022 and 2021. No other customer or referral source constitutes more than 10% of our revenue.

Seasonality

Our business is impacted by seasonal factors. The U.S. Virgin Islands and Florida are in active hurricane zones. While all reasonable measures are taken, including insurance, Seas the Day Charters USVI and the Paradise Group of Companies operations rely on vacation travel to and from the US Virgin Islands and Paradise Adventures LLC relies on visitors to Florida, which can be severely impacted by the weather. While Seas the Day Charters USVI, the Paradise Group of Companies and Paradise Adventures LLC do operate year-round, they are affected by seasonality. Seas the Day Charters USVI’s revenues decrease by as much as 40% during the months of September through October, the Paradise Group of Companies’ revenues decrease by as much as 90% during the months of September through November, and Paradise Adventures LLC’s revenues decrease by as much as 80% during the months of January through March. Additionally, Windy of Chicago Limited is affected by seasonality. The Tall Ship Windy operates from Memorial Day in May to Labor Day in September. The impact of this seasonality is a weakness to some economies of scale, such as human resource recruitment and retention. These weaknesses are expected to be addressed through future geographic expansion, which will allow the company to lessen the seasonal impact of certain geographies.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition, or cash flows.

Intellectual Property

We have one pending trademark application with the USPTO for “Seas the Day Charters.” We have no patents or trademarks. Additionally, we have no licenses, franchises, concessions, royalty agreements or labor contracts.

We protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. We plan to control access to our proprietary technology, in part, by entering into confidentiality agreements with our employees and contractors and confidentiality agreements with third parties.

In addition to these contractual arrangements, we also rely on a combination of trade secrets, copyrights, trademarks, trade dress, domain names and patents to protect our intellectual property. We pursue the registration of our domain names in the United States.

Circumstances outside our control could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in the United States or other countries in which we operate. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Also, protecting our intellectual property rights is costly and time-consuming. Any unauthorized disclosure or use of our intellectual property could make it more expensive to do business and harm our operating results.

Companies in the Internet, social media technology and other industries may request license agreements, threaten litigation, or file suit against us based on allegations of infringement or other violations of intellectual property rights. From time to time, we could expect to face, in the future, allegations that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including our competitors and non-practicing entities. As we face increasing competition and as our business grows, we could face more claims of infringement.

Insurance Coverage

We maintain liability insurance of $2.5 million for management and entity liability coverage.

We maintain insurance on the hull and machinery of our vessels, which are maintained in amounts related to the estimated market value of each vessel. In addition to the insurance coverage on the hull and machinery of our ships, we seek to maintain comprehensive insurance coverage and believe that our current coverage is at appropriate levels to protect against most of the accident-related risks involved in the conduct of our business. The insurance we carry includes:

●	Protection and indemnity insurance (coverage for passenger, crew and third-party liabilities), including insurance against risk of pollution liabilities in the amount of $2,000,000 for the Seas the Day fleet and in the amount of $1,000,00 for the Tall Ship Windy;

●	Passenger liability insurance in the amount of $1,000,000 for the Seas the Day fleet;

●	Salvage insurance in the amount of $30,000 for the Seas the Day fleet; and

●	Captain and Crew liability in the amount of $300,000 for the Seas the Day Fleet.

Our insurance coverage, including those noted above, is subject to certain limitations, exclusions and deductible levels. There can be no assurance that all potential liabilities will be covered by insurance or that the insurance coverage will be adequate.

Government Regulation

Our business is subject to extensive government regulation, including national, state and local laws and regulations of the U.S. and US Virgin Islands, including laws relating to the discharge of materials into the environment. Because such laws and regulations are regularly reviewed and revised by the issuing governmental bodies, we are unable to predict the ultimate cost or impact of compliance. In addition, we are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our business operations. The types of permits, licenses and certificates required depend upon such factors as the country of registry, the waters in which the vessel operates, the nationality of the vessel’s crew, the age of the vessel and our status as owner, operator or charterer. As of the date of this prospectus, we had obtained all material permits, licenses and certificates necessary to permit our vessels to carry out their current operations.

Data Privacy & Security

Numerous state, federal, and foreign laws and regulations, including consumer protection laws and regulations, including data breach notification laws, govern the collection, dissemination, processing, use, access to, confidentiality, and security of personal information and could apply to our operations or the operations of our partners. In particular, certain state and non-U.S. laws, such as the California Consumer Privacy Act (“CCPA”), the California Privacy Rights Act (“CPRA”), and the General Data Protection Regulation (“GDPR”), set strict standards for maintaining the privacy and security of personal information. Many of these laws differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. In sum, privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.

Registration of Our Ships

Our one hundred forty-eight-foot (148) schooner, the “Tall Ship Windy”, is registered in the state of Illinois, 12 of our vessels are registered in the state of Florida and 50 of our vessels leased for charters are registered in the U.S or British Virgin Islands.

Our U.S.-registered ship, the Tall Ship Windy, is subject to laws and regulations of the U.S. federal government, including, but not limited to, the Food and Drug Administration (“FDA”), the U.S. Coast Guard and U.S. Department of Labor.

Our USVI vessels are subject to a yearly U.S. Coast Guard (the “USCG”) overseen inspection process. The USCG outsources the inspection process to the Commercial Vessel License Authority (the “CVLA”). Each vessel must be re-licensed by the CVLA annually and each vessel has an updated license listing in the CVLA database and is sent a CVLA letter and sticker upon completion of the annual inspection. Such inspections include verification of compliance with the maritime safety, security, environmental, health and labor regulations. Additionally, each vessel is required to be registered annually in the USVI with the USVI Department of Natural Resources.

Regulatory Compliance

Our ships are subject to various international, national, state and local laws and regulations relating to environmental protection, including those that govern air emissions, waste discharge, wastewater management and disposal, and use and disposal of hazardous substances such as chemicals, solvents and paints. Under such laws and regulations, we are prohibited from discharging certain materials, such as petrochemicals and plastics, into waterways, and we must adhere to various water and air quality-related requirements.

With regard to air quality requirements, the International Maritime Organization, a United Nations agency that sets international standards for shipping (“IMO”) convention entitled Prevention of Pollution from Ships (“MARPOL”), sets a global limit on fuel sulfur content of 0.5%. Various compliance methods, such as the use of alternative fuels, or exhaust gas cleaning systems that reduce an equivalent amount of sulfur emissions, may be utilized.

MARPOL also requires stricter limitations on sulfur emissions within designated Emission Control Areas (“ECAs”), which include the Baltic Sea, the North Sea/English Channel, North American waters and the U.S. Caribbean Sea. Vessels operating in these waters are required to use fuel with a sulfur content of no more than 0.1% or use approved alternative emission reduction methods. ECAs have also been established to limit emissions of oxides of nitrogen from newly built ships.

Ballast water discharges are governed by the MARPOL Ballast Water Management Convention, which came into force in 2017 (“The Convention”), and which governs the discharge of ballast water from ships. Ballast water, which is seawater held onboard ships and used for stabilization, may contain a variety of marine species. The Convention is designed to regulate the treatment and discharge of ballast water to avoid the transfer of marine species to new, different, or potentially unsuitable environments. Applicable vessels sailing in specific itineraries have also been upgraded with ballast water treatment systems to further prevent the spread of invasive species.

MARPOL also sets forth requirements for discharges of garbage, oil and sewage from ships, including regulations regarding the ships’ equipment and systems for the control of such discharges and the provision of port reception facilities for sewage handling. Ships are generally prohibited from discharging sewage into the sea within a specified distance from the nearest land. Governments are required to ensure the provision of adequate reception facilities at ports and terminals for the reception of sewage, without causing delay to ships. Ships are generally required to be equipped with either approved sewage treatment plants, disinfecting systems or sewage holding tanks.

Recently adopted amendments to MARPOL will make the Baltic Sea a “Special Area” where sewage discharges from passenger ships will be prohibited unless they comply with Resolution MEPC 227(64) adopted by the Marine Environmental Protection Committee (“MEPC”) of the IMO. Stricter discharge restrictions went into effect for new passenger ships in 2019, and for existing passenger ships starting in 2021.

These requirements may impact our operations unless suitable port waste facilities are available, or new technologies for onboard waste treatment are developed. Accordingly, the cost of complying with these requirements is not determinable at this time.

In the U.S., the Clean Water Act of 1972, and other laws and regulations, provide the Environmental Protection Agency (“EPA”) and the U.S. Coast Guard with the authority to regulate commercial vessels’ incidental discharges of ballast water, bilge water, gray water, anti-fouling paints and other substances during normal operations while a vessel is in inland waters, within three nautical miles of land, and in designated federally protected waters. The U.S. National Pollutant Discharge Elimination System (“NPDES”) program, authorized by the Clean Water Act, was established to reduce pollution within U.S. territorial waters. For our affected ships, all of the NPDES requirements are set forth in the EPA’s Vessel General Permit (“VGP”). The VGP establishes effluent limits for 26 specific discharge streams incidental to the normal operation of a vessel. In addition to these discharge- and vessel-specific requirements, the VGP includes requirements for inspections, monitoring, reporting and recordkeeping. In 2018, the Vessel Incidental Discharge Act (“VIDA”), which will eventually replace the VGP, was signed into law, and in October 2020, the EPA published a notice of proposed rulemaking to establish national standards of performance under VIDA that would apply to 20 different types of vessel equipment and systems, as well as general discharge standards that would apply to all types of vessel incidental discharges. The VGP has been administratively extended while standards under VIDA are being developed. With certain exceptions, VIDA requires that the new standards be at least as stringent as the VGP requirements.

The Act to Prevent Pollution from Ships, which implements certain elements of MARPOL in the U.S., provides for potentially severe civil and criminal penalties related to ship-generated pollution for incidents in U.S. waters within three nautical miles of land and, in some cases, within the 200-nautical mile Exclusive Economic Zone (“EEZ”).

The Oil Pollution Act of 1990 (“OPA 90”) provides for strict liability for water pollution caused by the discharge of oil in the 200-nautical mile EEZ of the U.S., subject to defined monetary limits. OPA 90 requires that in order for us to operate in U.S. waters, we must have Certificates of Financial Responsibility (“COFR”) from the U.S. Coast Guard for each ship. Our continued OPA 90 certification signifies our ability to meet the requirements for related OPA 90 liabilities in the event of an oil spill or release of a hazardous substance.

Many U.S. states have also enacted environmental regulations that impose strict liability for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law and, in some cases, the laws have no statutory limits of liability.

In 2021, the IMO adopted two new requirements going into effect in 2023, the Carbon Intensity Indicator (the “CII”) and Energy Efficiency Ship Index (the “EEXI”), which each regulate carbon emissions for ships. The CII is an operational metric designed to measure how efficiently a ship transports goods or passengers by looking at carbon dioxide emissions per nautical mile. Ships are given an annual rating from A to E, with a C or better required for compliance. For ships that receive a D rating for three consecutive years, or an E rating for one year, a corrective action plan will need to be developed and approved. In 2023, ships will be required to reduce carbon intensity by 5% from a 2019 baseline with 2% incremental improvements each year thereafter until 2030. The EEXI is a design re-certification requirement that updates energy efficiency requirements for existing ships and regulates carbon dioxide emissions related to installed engine power, transport capacity and ship speed.

Compliance with such laws and regulations may entail significant expenses for ship modification and the purchase of emissions allowances, increase costs for compliant newbuilds, render some ships obsolete, significantly increase costs for alternative fuels and require changes in operating procedures, including limitations on our ability to operate in certain locations or slowing the speed of our ships, which could adversely impact our operations. These issues are, and we believe will continue to be, areas of focus by the relevant authorities throughout the world. This could result in the enactment of more stringent regulation of cruise ships that would subject us to increasing compliance costs in the future. Some environmental groups continue to lobby for more extensive oversight of cruise ships and have generated negative publicity about the cruise industry and its environmental impact.

If we violate or fail to comply with environmental laws, regulations or treaties, we could be fined or otherwise sanctioned by regulators. We have made, and will continue to make, capital and other expenditures to comply with changing environmental laws, regulations and treaties. Any fines or other sanctions for violation or failure to comply with environmental requirements or any expenditures required to comply with environmental requirements could have a material adverse effect on our business, operations, cash flow or financial condition.

MANAGEMENT

The following table sets forth the name, age, and position of our executive officers and directors as of the date of this registration statement. Our directors are elected annually by our stockholders at the annual meeting or by written consent of a majority vote of the Common Stock then outstanding. Our executive officers are appointed annually by the Board of Directors.

The current directors named below were appointed on either April 1, 2022, September 19, 2022 or June 5, 2023. Our independent Directors are elected to two (2) year terms generally. Each director holds their office until his successor is elected and qualified or his earlier resignation or removal.

The Company

Name	Age	Position
Scott A. Stawski	57	Founder, Chairman, Acting Chief Accounting Officer, and Chief Revenue Officer
Hope A. Stawski	54	Founder, President, and Director
Rob Chapple	49	Chief Executive Officer and Director
Patrick Mullett	70	Founder, Vice President of Operations, Secretary, and Director
Michael Klaus	66	Independent Director
Anu Singh	50	Independent Director
Martha Gorum, Esq.	63	Independent Director
Richard Phillips	68	Independent Director
Bryan Mason, Esq.	47	Director
Marc Brooks	55	Independent Director
Kevin Dritschler	60	Independent Director
Aaron Hughes	47	Independent Director

Biographical Information

Board of Directors

Scott A. Stawski, Founder, Executive Chairman and Chief Revenue Officer and Acting Chief Accounting Officer

Since April 2022, Scott A. Stawski has been our Founder/Executive Chairman/Acting Chief Accounting Officer. Since January 2022 and April 2022, Mr. Stawski has been the Treasurer of our wholly owned subsidiaries, Windy of Chicago Ltd. And STDC Holdings, respectively, and since January 18, 2023 Mr. Stawski has been the President of our wholly owned subsidiary, Paradise Adventures LLC.

From May 2018 to April 2022, Mr. Stawski was the Partner and Chief Revenue Officer of Ham and Cheese Events LLC, a Texas limited liability company owned by Scott and Hope Stawski, our Founder, President, CEO, and Director. From January 2007 to October 2019, Mr. Stawski served in the management roles noted below for DXC Technology Inc (NYSE: DXC) and its predecessor company formerly Hewlett Packard Enterprises Services and Electronic Data Systems, including:

●	from November 2017 to October 2019 as the Chief Revenue Officer, Applications Services and Business Process Outsourcing for DXC Technology Inc,

●	from April 2017 to April 2018 as the Vice President and Managing Director, Americas Sales for DXC Technology Inc,

●	from November 2016 to March 2017 as Vice President – Sales for Hewitt Packard Enterprise Services,

●	from October 2014 to November 2016 as Executive, Global Area Sales Leader, Major Accounts for Hewitt Packard Enterprise,

●	from November 2013 to October 2014 as Director, Applications Services Sales, Enterprise Services for Hewitt Packard Enterprise,

●	from April 2010 to November 2013 as Director Sales, Information Management and Analytics for Hewitt Packard Enterprise, and

●	from January 2007 to April 2010 as Practice Principal, Life Sciences, HP Software – IM&A for Hewitt Packard Enterprise and Electronic Data Systems.

In November 2018, Scott Stawski received a master’s degree in Liberal Arts – Extension Studies from Harvard University. Mr. Stawski completed his Bachelors of Arts degree from Thomas Edison University. Since October 2019, he has been licensed as a 100-ton U.S. Coast Guard Master.

As our Chairman and Chief Revenue Officer, Scott Stawski brings his experience to us in digital and next generation technology.

Hope A. Stawski, Founder, President and Director

Since April 2022, Hope A Stawski has served as our Founder/President/ Director. Since January 2022 and April 2022, Mrs. Stawski has been the President of our wholly owned subsidiaries, Windy of Chicago Ltd and STDC Holdings, and since January 18, 2023 Mrs. Stawski has been the President of our wholly owned subsidiary, Paradise Adventures LLC.

From March 2012 to April 2022, Hope Stawski was the Managing Partner of Ham and Cheese Events LLC, a Texas limited liability company owned by Scott and Hope Stawski, used to form and test the digital operating model for the maritime tour activity operator industry. From July 2013 to February 2015, Mrs. Stawski was the Marketing Consultant for Atherio Inc, a global technology services company providing end-to-end technology-enabled business solutions to clients. From January 2012 to February 2015, Mrs. Stawski was the Marketing Consultant for Red River Solutions, a full range solution provider utilizing a network of unparalleled and experienced professionals.

Mrs. Stawski attended Texas Baptist University. As our President, and Director, Hope Stawski brings her hospitality experience and digital marketing expertise.

Robert Chapple, Chief Executive Officer and Director

Since our inception in April 2022, Robert Chapple has served as a member of our Board of Directors. On June 16, 2023, the Board appointed Rob Chapple as Chief Executive Officer of the Company. He is accountable for all day-to-day operations, at the corporate function and each line of business, and his responsibilities include planning and managing the teams to meet and exceed the goals of the Company and its portfolio of businesses and operations.

Mr. Chapple has a strong track record delivering results by leading and motivating top-performing teams across global cultures and customer bases. His experience as an executive leader of large teams serving Fortune 100 organizations, combined with his roles in start-up and growth stage companies where he created and scaled all sales, marketing and operations teams, provides a unique foundation for managing teams that create predictable and profitable growth.

He was previously the co-founder and chief experience officer of New York-based esellas, which uses innovative technologies and sound principles to better align the buying and selling experiences between companies and customer organizations. Prior to esellas, Rob spent 17 years with the Hewlett Packard family of companies in various executive leadership positions around the globe, including living and managing teams in Asia and Europe for nearly eight years. In his last role, he was the GM responsible for a $550M business unit supported by 4,500 global team members in 17 countries.

He first learned how to sail while living in Australia and then furthered his qualifications through the Royal Yachting Association while living in the U.K.; Chapple has been an avid sailor for almost 15 years. His passion for this industry and this role comes from the perfect combination of water and sailing, with skills and energy for technology and innovation, team development and business growth.

A native Ohioan, and buckeye at heart, Mr. Chapple is a graduate of Georgia State University’s J. Mack Robinson College of Business and served as an NCO in the U.S. Army and Army Reserves Signal Corp from 1990 through 1998. He and his wife of 27 years, Kim have three children and live in Atlanta, Georgia.

Patrick Mullett, Vice President of Operations, Secretary, and Director

Since April 2022, Patrick Mullett has been our Vice President of Operations, Secretary, and Director. He is also the secretary of our wholly-owned subsidiary, STDC Holdings.

Since January 2, 2020, Patrick Mullett has been the Executive Vice President of Seas the Day Charters USVI. From October 2013 to December 2019, he has been the Vice President of Operations for Margaritaville Caribbean LLC, a full-service, fast-food company with locations in four different countries. From February 2012 to October 2013, he was the Operations Leader for La Tagliatella, a Spanish-themed restaurant LLC with locations in Charlotte, Atlanta, and Arlington. From December 2008 to February 2012, he was the Area Coach for AmRest Applebee’s. From March 2001 to September 2006, Patrick Mullett was a Regional Manager for Long Horn Steakhouse. From March 1998 to January 2001, he was the Vice President of Operations and Partner for Whit-Mart Inc, a franchise of Applebee’s International, where he supervised five Area Managers and over ninety Managers covering twenty-three restaurants in South Carolina, Kentucky, and Indiana.

Patrick Mullett studied Hotel/Restaurant Management at Broward Community College.

Michael Klaus, Director

Since April 2022, Michael Klaus has served as a member of our Board of Directors.

Since September 2020, Michael Klaus has served as Partner of CEO Coaching International, a coaching firm located in Miami, Florida, that assists CEOs and their leadership teams to achieve better results. Since April 2019, he has been the Chief Executive Officer of Performance Pathfinders LLC, a company located in Spring Lake, Michigan, that works with senior leadership teams to create and implement executable plans to achieve business results through the adaptation of emerging technologies and business processes. Since May 2019, he has been a Board of Advisors member for SoftServe Inc, a Ukraine based technology company specializing in consultancy services and software development. From 2004 to 2018, Mr. Klaus held various Executive Management and Officer positions with DXC Technology Inc, formerly Hewlett Packard Enterprises Services and Electronic Data Systems, including as Senior Vice President and General Manager Application Services from April 2017 to September 2018, Vice President & General Manager Global Applications & Program Excellence for Hewlett Packard Enterprise from November 2015 to April 2017, and Vice President & General Manager Consumer Retail and Transportation Industries for Hewlett Packard Enterprise from November 2007 to November 2015, and Vice President & General Manager for Electronic Data Systems from February 2004 to June 2008.

In 1980, Michael Klaus earned a Bachelor of Arts degree in Logistics Management & Marketing from Michigan State University. In 1998, he earned an Executive Management – Leadership for Professional Services Firms certificate from Harvard University.

Anu Singh, Director

Since September 2022, Anu Singh has served as a member of our Board of Directors.

Since December 2014, Anu Singh has been the Managing Director and from March 2006 to December 2014, Anu Singh was the Senior Vice President of Kaufman Hall, a mergers and acquisitions consulting firm. From September 1994 to March 2002, Anu Singh was a Director for Arthur Andersen, an accounting firm based in Chicago that provided auditing, tax advising, consulting and other professional services to large corporations.

In 2004, Anu Singh earned a master’s degree in Finance from Northwestern University – Kellogg School of Management. In 1994, Anu Singh earned a bachelor’s degree in Finance, Asian Studies from Gies College of Business – University of Illinois.

Martha Gorum, Esq. Director

Since September 2022, Martha Gorum, Esq. has served as a member of our Board of Directors.

Since April 2014, Martha Gorum has been the President of Martha Gorum Consultants LLC, a company focused on supporting growth initiatives of minority, women, veteran, and small business entities in the business hospitality industry. From August 2019 – October 2021, Martha Gorum was the Senior Vice President of Sales & Marketing for Pritchard Industries Inc, a full-service janitorial, maintenance and cleaning service company. From January 2013 to April 2014, Martha Gorum was the Vice President Specialty Markets and Minority and Women Owned Businesses and from August 2001 to April 2014, Martha Gorum was the Vice President Business Development and Strategic Partnerships for Aramark, a company providing services in food, facilities management, and uniforms for numerous businesses of all sizes located in 19 countries worldwide. From July 1976 to July 2001, Martha Gorum held various positions at MHSHost, a travel-dining company, eventually working her way up to Chief Counsel North American Operations after graduating from St. Louis Law School in 1993.

In 1993, Martha Gorum received a Juris Doctor (J.D.), Employment Law Certificate, including Labor Law, from St. Louis University Law School. In 1989, Martha Gorum received a bachelor’s degree in Political Science and Sociology from the University of Michigan.

Richard Phillips, Director

Since September 2022, Richard Phillips has served as a member of our Board of Directors.

From June 2014 to June 2022, Richard Phillips was the Vice President of Veritas Steel LLC, a bridge fabrication company. From December 2013 to June 2022, Richard Phillips was an Operating Partner for Altas Holdings LLC, a diversified LLC of 25 manufacturing and distribution businesses in the automotive, building materials, business services and solutions, construction, energy, food and beverage, industrial services, metals, packaging, printing, pulp, paper, and logistics industries. From June 2010 to June 2012, Richard Phillips was the Chief Executive Officer for Hirschfeld Energy Systems LLC, where he led a state-of-the-art wind tower manufacturing operation. From August 2004 to March 2009, Richard Phillips was the Chief Accounting Officer, and from December 2007 to January 2013, Richard Phillips was the President of Hirschfeld Industries, a fully integrated fabricator of highly engineered structural steel components in North America. From 1999 to 2003, Richard Phillips was the Managing Director, JPMorgan Securities – Texas & Southeast Region for JP Morgan Chase. From 1978 to 1999, Richard Morgan was the Senior Vice President and Houston Middle Market Manager, JPMorgan – Texas Region for JP Morgan Chase.

In 1976, Richard Phillips received a Bachelor of Science in Finance from Virginia Tech University. In 1978, Richard Phillips received a Master’s in Business Administration from Virginia Tech Pamplin College of Business.

In 1999, Richard Phillips earned his Series 7 and Series 63 broker’s licenses (since expired). In 2010, Richard Phillips was elected to the Board of Directors of the American Institute of Steel Construction.

Bryan Mason, Esq., Director

Since our inception in April 2022, Bryan Mason, Esq. has served as a member of our Board of Directors.

Since December 2021, Bryan Mason has been employed as the Boat Captain of Seas the Day Charters USVI, in St. Thomas, Virgin Islands. From October 2019 to March 2020, he served as Boat Captain and crew for Stormy Pirates Boat Charters in St. Thomas, Virgin Islands. From January 2018 to July 2019, he served as a deckhand for Fun Water Tours in St. Thomas, Virgin Islands. From January 2016 to September 2017, he served as a busser, food expeditor and server for Room With A View Restaurant in St. Thomas, Virgin Islands.

In 1997, Bryan Mason earned a Bachelor of Arts degree from the University of Notre Dame with a major in theology and a secondary major in philosophy. In 2004, he earned his Juris Doctor degree from Indiana University School of Law (now known as Maurer School of Law).

Kevin Dristschler, Director

Kevin Dritschler, joined the Board as our independent director and Chair of our Safety Committee on June 5, 2023, has over 30 years of leadership experience and a respected reputation for operational excellence, innovative strategic thinking, and a deep and passionate commitment to the safety of others. In 2021, Kevin Dritschler retired as a Captain from the Plano Fire Department in Texas, one of the top-rated fire departments in the nation. He served and chaired multiple committees within the department including Chair of the Interview Board for new hires and Chair of the Fire Truck Build Team determining the specifications for new apparatus for the department. Kevin was also relied upon by Fire Chiefs to develop and author safety policies, procedures, and guidelines (SOP’s and SOG’s) for the department.

Prior to his service in Plano, Kevin served in the United States Air Force for 4 years as a Firefighter. During his time in the Air Force, he spent time in Guam during Desert Storm and received the Military Firefighter of the Year Award and the distinguished Air Force Commendation Medal for heroic, meritorious achievement and service. His certifications included the Advanced Structural Firefighter, Incident Commander, Fire Officer I, II and III, FAO, EMT-Paramedic, Incident Safety Officer, Swift Water Rescue, High Angle Rescue, Space Shuttle Rescue, and more. Kevin is a U.S Coast Guard Licensed Captain, Master 25 GMT with an Assistance Towing Endorsement and enjoys being on the water. Kevin is also a certified Scuba Diver.

Marc Brooks, Director

Marc Brooks, our independent director since June 5, 2023, is an experienced CEO with a demonstrated history of building and operating companies. Skilled in Management, Analytics, Identifying Talent, Business Strategy and Execution. Mr. Brooks currently serves as the CEO of Hyde Park Hospitality (the “HPH”). HPH is a fast-growing hospitality company with an emphasis on Airport Concessions, Lounge Operations, Restaurant Brand Partnerships, Managerial Staffing & Contracted Food & Facilities Management. HPH operates in 16 cities. In 1990, Mr. Brooks graduated with a Bachelor of Arts (B.A.) focused in Economics from Northwestern University, and in 1997 he obtained his Masters in Management (focused in Marketing) from the Kellogg School of Management at Northwestern University.

Aaron Hughes, Director

Aaron Hughes, our independent director since June 5, 2023 and Chair of our Technology Committee, has a track record of finding and growing technology companies. Mr. Hughes has over 30 years of experience in advanced systems and network designs, including building and deploying Ipv6 networks for the last 10+ years for various organizations including branches of the Federal Government. Mr. Hughes teaches network automation and management strategies at conferences around the World, and is a well-recognized thought leader in the Ipv6 space. Additionally, Mr. Hughes serves as the founder and CEO of 6Connect, and a director of PeeringDB. In addition, Aaron has served on the boards of Clean Up VI, The American Registry for Internet Numbers (ARIN), and Open-IX. He is also the Chief Network Architect for UnitedLayer, among other engineering and advisory roles for various, for and not for profit, organizations. He holds a Master Diver Certification, small aircraft pilots license, as well as a U.S. Coast Guard Merchant Mariners (Captain) license. Aaron studied Computer Science at Harvard College from 1990 to 1992.

Executive Officers

Biographical information for Scott A. Stawski, our Executive Chairman and Acting Chief Accounting Officer, and Hope A Stawski, our President, and Rob Chapple, our Chief Executive Officer, and Patrick Mullet, our VP of Operations, is set forth above in the section titled “Board of Directors.”

Corporate Governance

Our business and affairs are managed under the direction of our Board. The number of directors will be fixed by our Board, subject to the terms of our certificate of incorporation and bylaws, which will include a requirement that the number of directors be fixed exclusively by a resolution adopted by directors constituting a majority of the total number of authorized directors, whether or not there exist any vacancies in previously authorized directorships. Our Board currently consists of nine (12) directors, of which five (7) are independent, as follows: Michael Klaus, Anu Singh, Martha Gorum, Esq., Richard Phillips, Kevin Dritschler, Marc Brooks and Aaron Hughes.

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our Board to satisfy its oversight responsibilities effectively in light of our business and structure, the Board focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Corporate Governance Profile

We intend to structure our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure will include the following:

●	Our Board will not be classified, with each of our directors subject to re-election annually. Notwithstanding above, all non-officer directors will have a term of two years;

●	We expect that a majority of our directors will satisfy the Nasdaq listing standards for independence;

●	Generally, all matters to be voted on by stockholders will be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all stockholders present in person or represented by proxy, voting together as a single class;

●	We intend to comply with the requirements of the Nasdaq marketplace rules, including having committees comprised solely of independent directors; and

●	We do not have a stockholder rights plan.

Our directors will stay informed about our business by attending meetings of our Board and its committees and through supplemental reports and communications. Our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors.

Role of the Board in Risk Oversight

The Board actively manages our risk oversight process and receives periodic reports from management on areas of material risk, including operational, financial, legal, and regulatory risks. The Board committees will assist the Board in fulfilling its oversight responsibilities in certain areas of risk. The Audit Committee will assist the Board with its oversight of the Company’s major financial risk exposures. The Compensation Committee will assist the Board with its oversight of risks arising from the Company’s compensation policies and programs. The Corporate Governance and Nominating Committee will assist the Board with its oversight of risks associated with board organization, board independence, and corporate governance. While each committee will be responsible for evaluating certain risks and overseeing the management of those risks, the entire Board will be regularly informed about the risks.

Director Independence

The Nasdaq marketplace rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominations committees be independent, or, if a listed company has no nominations committee, that director nominees be selected or recommended for the board’s selection by independent directors constituting a majority of the board’s independent directors. The Nasdaq marketplace rules further require that audit committee members satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act and that compensation committee members satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act.

Prior to the completion of this Offering, our Board undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Our Board has affirmatively determined that each of Michael Klaus, Robert Chapple, Anu Singh, Martha Gorum, Esq., and Richard Phillips qualify as an independent director, as defined under the applicable corporate governance standards of Nasdaq. These rules require that our Audit Committee be composed of at least three (3) members, one of whom must be independent on the date of listing on Nasdaq, a majority of whom must be independent within 90 days of the effective date of the registration statement containing this prospectus, and all of whom must be independent within one year of the effective date of the registration statement containing this prospectus.

Board Leadership

Scott A. Stawski is the Executive Chairman of the Board.

The Board does not have a lead independent director. To help ensure the independence of the Company’s Board, the independent directors of the Board generally meet without members of management at various times during the year.

Board Committees and Meetings

In September 2022, the Board established three standing committees, the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee, to assist it with the performance of its responsibilities. The initial composition of these committees was set by the Board at that time, in its discretion. Going forward, the Board will designate the members of these committees and the committee chairs based on the recommendation of the Corporate Governance and Nominating Committee. The Board has adopted written charters for each of these committees. Copies will also be available in print to any stockholder upon written request. The chair of each committee will develop the agenda for that committee and determines the frequency and length of committee meetings.

As of June 30, 2023, the composition of the Company’s Board Committees are as follows

AUDIT	COMPENSATION	GOVERNANCE AND NOMINATING
Chair: Mike Klaus, Independent Director and Audit Committee Financial Expert	Chair: Martha Gorum, Independent Director	Chair: Richard Phillips, Independent Director
Ani Singh, Independent Director	Aaron Hughes, Independent Director Anu Singh, Independent Director	Marc Brooks, Independent Director
Richard Phillips, Independent Director		Hope Stawski, Director and Officer

Following our Nasdaq listing, the Board will hold bimonthly meetings. Directors will be expected to attend Board meetings, the Annual Meeting of Stockholders and meetings of the committees on which they serve, with the understanding that, on occasion, a director may be unable to attend a meeting.

Audit Committee

The Board formally established an Audit Committee in September 2022. The Audit Committee is composed of three (3) independent directors, Michael Klaus, Richard Phillips and Anu Singh. Michael Klaus serves as chair of the Audit Committee. The committee’s primary duties are to:

●	review and discuss with management and our independent auditor our annual and quarterly financial statements and related disclosures, including disclosure under “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS,” and the results of the independent auditor’s audit or review, as the case may be;

●	review our financial reporting processes and internal control over financial reporting systems and the performance, generally, of our internal audit function;

●	oversee the audit and other services of our independent registered public accounting firm and be directly responsible for the appointment, independence, qualifications, compensation and oversight of the independent registered public accounting firm, which reports directly to the Audit Committee;

●	provide an open means of communication among our independent registered public accounting firm, management, our internal auditing function and our Board;

●	review any disagreements between our management and the independent registered public accounting firm regarding our financial reporting;

●	prepare the Audit Committee report for inclusion in our proxy statement for our annual stockholder meetings;

●	establish procedures for complaints received regarding our accounting, internal accounting control and auditing matters; and

●	approve all audit and permissible non-audit services conducted by our independent registered public accounting firm.

The Board has determined that each member of the Audit Committee is independent of management and free of any relationships that, in the opinion of the Board, would interfere with the exercise of independent judgment and are independent, as that term is defined under the enhanced independence standards for audit committee members in the Exchange Act and the rules promulgated thereunder.

The Board has determined that Mike Klaus is an “audit committee financial expert,” as that term is defined in the rules promulgated by the SEC pursuant to the Sarbanes-Oxley Act of 2012. The Board has further determined that each member of the Audit Committee is financially literate and that at least one member of the committee has accounting or related financial management expertise, as such terms are interpreted by the Board in its business judgment.

Compensation Committee

The Board formally established a Compensation Committee in September 2022. The Compensation Committee is composed of three (3) independent directors (as defined under the general independence standards of the Nasdaq listing standards and our Corporate Governance Guidelines): Martha Gorum, Esq., Aaron Hughes and Anu Singh, each a “non-employee director” (within the meaning of Rule 16b-3 of the Exchange Act). Martha Gorum serves as chair of the Compensation Committee. The committee’s primary duties are to:

●	approve corporate goals and objectives relevant to executive officer compensation and evaluate executive officer performance in light of those goals and objectives;

●	determine and approve executive officer compensation, including base salary and incentive awards;

●	make recommendations to the Board regarding compensation plans; and

●	administer any stock plan, equity incentive plan, inducement plan or other compensation plan adopted for the benefit of our employees and/or directors.

The Compensation Committee will determine and approve all elements of executive officer compensation. It will also provide recommendations to the Board with respect to non-employee director compensation. The Compensation Committee may not delegate its authority to any other person, other than to a subcommittee.

Corporate Governance and Nominating Committee

Our Board formally established a Corporate Governance and Nominating Committee in September 2022. The Corporate Governance and Nominating Committee is composed of three (3) directors: Richard Phillips, Marc Brooks and Hope Stawski. Richard Phillips and Marc Brooks are each a “non-employee director” (within the meaning of Rule 16b-3 of the Exchange Act). Richard Phillips serves as chair of the committee. The committee’s primary duties are to:

●	recruit new directors, consider director nominees recommended by stockholders and others and recommend nominees for election as directors;

●	review the size and composition of our Board and committees;

●	oversee the evaluation of the Board;

●	recommend actions to increase the Board’s effectiveness; and

●	develop, recommend and oversee our corporate governance principles, including our Code of Business Conduct and Ethics and our Corporate Governance Guidelines.

Code of Business Conduct and Ethics

We adopted a written code of business ethics and conduct (the “Code of Conduct”) that applies to all of our directors, officers and employees, including our Chief Executive Officer and Chief Accounting Officer. The objective of the Code of Conduct is to provide guidelines for maintaining our and our subsidiaries’ integrity, reputation, honesty, objectivity and impartiality. The Code of Conduct addresses conflicts of interest, protection of our assets, confidentiality, fair dealing with stockholders, competitors and employees, insider trading, compliance with laws and reporting any illegal or unethical behavior. As part of the Code of Conduct, any person subject to the Code of Conduct is required to avoid or fully disclose interests or relationships that are harmful or detrimental to our best interests or that may give rise to real, potential or the appearance of conflicts of interest. Our Board has ultimate responsibility for the stewardship of the Code of Conduct, and it will monitor compliance through our Corporate Governance and Nominating Committee. Directors, officers and employees are required to annually certify that they have not violated the Code of Conduct. Our Code of Business Conduct and Ethics reflects the foregoing principles. The full text of our Code of Business Conduct and Ethics will be published on our website prior to the effectiveness of this registration statement.

We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K relating to amendments to or waivers from any provision of the Code of Conduct applicable to our Chief Executive Officer and Chief Accounting Officer by posting such information on our website.

Legal Proceedings

To our knowledge (i) no director or executive officer has been a director or executive officer of any business which has filed a bankruptcy petition or had a bankruptcy petition filed against it during the past ten years; (ii) no director or executive officer has been convicted of a criminal offense or is the subject of a pending criminal proceeding during the past ten years; (iii) no director or executive officer has been the subject of any order, judgment or decree of any court permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities during the past ten years; and (iv) no director or officer has been found by a court to have violated a federal or state securities or commodities law during the past ten years.

Notwithstanding above, the predecessor company, the Seas the Day business unit of Ham and Cheese Events LLC and its LLC members Scott and Hope Stawski, whom the company purchased the business entities of Windy of Chicago Limited and the Seas the Day BU have an active legal proceeding in the Superior Court of the Virgin Islands; Locke v. Borchert. This pending legal matter does not involve the Company or any of its operating units.

The Company reached a confidential legal settlement without a determination of fault in November 2022 involving a minor injury to a guest on a Seas the Day Charters USVI boat tour.

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table

The following table presents the compensation awarded to, earned by or paid to (1) our Executive Chairman and Acting Chief Accounting Officer, (2) our Chief Executive Officer (our principal executive officer), (3) our President, and (4) our President of Operations and Secretary who we also refer to as our “named executive officers,” for the years indicated.

Name and Principal Position	Year	Salary ($)	Option Awards ($)	Total ($)
Scott Stawski	2022	$239,583	375,000	$239,583
Executive Chairman, and Acting Chief Accounting Officer(2)	2021	$291,962	-	$291,962

Rob Chapple	2022	$150,000		$150,000
Chief Executive Officer(4) as of June 16, 2023
Independent Director as of April 1, 2022	2021	$-		$-

Hope Stawski	2022	$222,916	375,000	$222,916
President, Director and Chief Executive Officer(1)	2021	$291,962	-	$291,962

Patrick Mullet,	2022	$111,278	125,000	$111,278
Vice President of Operations and Secretary(3)	2021	$57,200	-	$57,200

(1)	Hope A. Stawski serves as our President, and Director since April 1, 2022. Mrs. Stawski earned $222,916 and $291,962,17 as the President of the company and as managing member of Ham and Cheese Events LLC, our predecessor, during the years ended December 31, 2022 and 2021, respectively.
(2)	Scott A. Stawski serves as the Executive Chairman of our Board of Directors and as our Acting Chief Accounting Officer since April 1, 2022. Mr. Stawski earned $239,583 and $291,962.17 as the Executive Chairman and as managing member of Ham and Cheese Events LLC, our predecessor, during the years ended December 31, 2022 and 2021, respectively.
(3)	Patrick Mullett serves as our Vice President of Operations and Secretary since April 1, 2022. Mr. Mullett earned $111,278 and $57,200 as the Vice President of Operations for the company and as Vice President of Seas the Day BU Operations for HAM our predecessor during the years ended December 31, 2022 and 2021, respectively.
(4)	Rob Chapple was appointed as our Chief Executive Officer effective June 16, 2023. Rob formerly served as one of our independent Directors since April 1, 2022. Rob’s had $0 cash compensation and $150,000 in stock option awards for 2022.

We may award our officers shares of Common Stock as non-cash compensation as determined by the Board of Directors from time to time. The Board of Directors will base its decision to grant Common Stock as compensation on the level of skill required to perform the services rendered and the time committed to providing services to us.

Employment Agreements with Executive Officers

Hope A. Stawski

On April 1, 2022, we entered into an agreement with Hope A. Stawski for her services as our President, and Director. The Company may terminate Mrs. Stawski’s employment for cause, which is defined as follows:

●	conviction of a felony, any act involving moral turpitude, or a misdemeanor where imprisonment is imposed,

●	commission of any act of theft, fraud, dishonesty, or falsification of any employment or Company records,

●	improper disclosure of the Company’s confidential or proprietary information,

●	any action by Mrs. Stawski which has a detrimental effect on the Company’s reputation or business,

●	Mrs. Stawski’s failure or inability to perform any reasonable assigned duties after written notice from the Company of, and a reasonable opportunity to cure, such failure or inability,

●	any breach of this Agreement, which breach is not cured within 20 days following written notice of such breach,

●	a course of conduct amounting to gross incompetence,

●	chronic and unexcused absenteeism,

●	unlawful appropriation of a corporate opportunity, or

●	misconduct in connection with the performance of any of Mrs. Stawski’s duties, including, without limitation, misappropriation of funds or property of the Company, securing or attempting to personally secure any profit in connection with any transaction entered into on behalf of the Company, misrepresentation to the Company, or any violation of law or regulations on Company premises or to which the Company is subject.

The Company’s Board of Directors may terminate Mrs. Stawski’s employment at any time without cause, provided, however, that Mrs. Stawski shall be entitled to severance pay in the amount equaling two years of Base Salary in addition to accrued but unpaid Base Salary and accrued vacation, less deductions required by law, but if, and only if, Mrs. Stawski executes a valid and comprehensive release of any and all claims that Mrs. Stawski may have against the Company in a form provided by the Company and Mrs. Stawski execute such form within 20 days of tender. The agreement provides for the following compensation to Mrs. Stawski:

●	a salary of $250,000 annually, to be reviewed on or before April 1st of each year, beginning April 1, 2023, by the Board of Directors;

●	a yearly Executive cash bonus on or about April 1st of each year, beginning April 1, 2023, of between 50% and 200% of base salary on achieving certain corporate objectives as determined by the Board of Directors or the Compensation Committee;

●	health insurance and other benefits as of April 2022; and

●	stock grants for options to acquire 75,000 shares of our Common Stock, vesting annually for five years starting on April 1, 2023 and ending on April 1, 2027, at a price of $.01 per share, if Mrs. Stawski is still employed in her capacity as our President and Director. If the Company’s Board of Directors terminates Mrs. Stawski’s employment at any time without cause, all unvested stock options and/or grants shall automatically vest on the date of the Board’s notice of termination.

Rob Chapple

On June 16, 2023, we entered into an agreement with Rob Chapple for his services as our Chief Executive Officer, and Director. The Company may terminate Mr. Chapple’s employment for cause, which is defined as follows:

●	conviction of a felony, any act involving moral turpitude, or a misdemeanor where imprisonment is imposed,

●	commission of any act of theft, fraud, dishonesty, or falsification of any employment or Company records,

●	improper disclosure of the Company’s confidential or proprietary information,

●	any action by Mr. Chapple which has a detrimental effect on the Company’s reputation or business,

●	Mr. Chapple’s failure or inability to perform any reasonable assigned duties after written notice from the Company of, and a reasonable opportunity to cure, such failure or inability,

●	any breach of this Agreement, which breach is not cured within 20 days following written notice of such breach,

●	a course of conduct amounting to gross incompetence,

●	chronic and unexcused absenteeism,

●	unlawful appropriation of a corporate opportunity, or

●	misconduct in connection with the performance of any of Mr. Chapple’s duties, including, without limitation, misappropriation of funds or property of the Company, securing or attempting to personally secure any profit in connection with any transaction entered into on behalf of the Company, misrepresentation to the Company, or any violation of law or regulations on Company premises or to which the Company is subject.

The Company’s Board of Directors may terminate Mr. Chapple’s employment at any time without cause, provided, however, that Mr. Chapple shall be entitled to severance pay in the amount equaling two years of Base Salary in addition to accrued but unpaid Base Salary and accrued vacation, less deductions required by law, but if, and only if, Mr. Chapple executes a valid and comprehensive release of any and all claims that Mr. Chapple may have against the Company in a form provided by the Company and Mr. Chapple execute such form within 20 days of tender. The agreement provides for the following compensation to Mr. Chapple:

●	a salary of $250,000 annually, to be reviewed on or before April 1st of each year, beginning April 1, 2024, by the Board of Directors;

●

a quarterly executive cash bonus on or about 45 days following each fiscal quarter, beginning July 1, 2023 with a target annual amount of 100% of base salary on achieving certain corporate objectives as determined by the Board of Directors or the Compensation Committee;

A stock grant of 141,243 shares of Amphitrite Digital’s common stock vesting immediately serving as a signing bonus;

An annual stock grant bonus with a target annual amount equaling 200% of base salary on achieving certain corporate objectives as determined by the Board of Directors or the Compensation Committee; and

●	health insurance and other benefits as of the date of his agreement.

Scott A. Stawski

On April 1, 2022, we entered into an agreement with Scott A. Stawski for his services as our Chairman of our Board of Directors, Chief Revenue Officer and acting Chief Accounting Officer. The Company may terminate Mr. Stawski’s employment for cause, which is defined as follows:

●	conviction of a felony, any act involving moral turpitude, or a misdemeanor where imprisonment is imposed,

●	commission of any act of theft, fraud, dishonesty, or falsification of any employment or Company records,

●	improper disclosure of the Company’s confidential or proprietary information,

●	any action by Mr. Stawski which has a detrimental effect on the Company’s reputation or business,

●	Mr. Stawski’s failure or inability to perform any reasonable assigned duties after written notice from the Company of, and a reasonable opportunity to cure, such failure or inability,

●	any breach of this Agreement, which breach is not cured within 20 days following written notice of such breach,

●	a course of conduct amounting to gross incompetence,

●	chronic and unexcused absenteeism,

●	unlawful appropriation of a corporate opportunity, or

●	misconduct in connection with the performance of any of Mr. Stawski’s duties, including, without limitation, misappropriation of funds or property of the Company, securing or attempting to personally secure any profit in connection with any transaction entered into on behalf of the Company, misrepresentation to the Company, or any violation of law or regulations on Company premises or to which the Company is subject.

The Company’s Board of Directors may terminate Mr. Stawski’s employment at any time without cause, provided, however, that Mr. Stawski shall be entitled to severance pay in the amount equaling two years of Base Salary in addition to accrued but unpaid Base Salary and accrued vacation, less deductions required by law, but if, and only if, Mr. Stawski executes a valid and comprehensive release of any and all claims that Mr. Stawski may have against the Company in a form provided by the Company and Mr. Stawski execute such form within 20 days of tender. The agreement provides for the following compensation to Mr. Stawski:

●	a salary of $250,000 annually, to be reviewed on or before April 1st of each year, beginning April 1, 2023, by the Board of Directors;

●	a yearly Executive cash bonus on or about April 1st of each year, beginning April 1, 2023, of between 50% and 200% of base salary on achieving certain corporate objectives as determined by the Board of Directors or the Compensation Committee;

●	health insurance and other benefits as of April 2022; and

●	stock grants for options to acquire 75,000 shares of our Common Stock, vesting annually for five years starting on April 1, 2023 and ending on April 1, 2027, at a price of $.01 per share if Mr. Stawski is still employed in his capacity as the Chairman of our Board of Directors and Chief Revenue Officer.

Should the Company’s Board of Directors terminate Mr. Stawski’s employment at any time without cause, all unvested stock options and/or grants held by him shall automatically vest on the date of the Board’s notice of termination.

Patrick Mullett

On September 1, 2022, we entered into an agreement with Patrick Mullett for his services as our Vice President of Operations, and Secretary. The term of employment shall be for a period of three years to commence on September 1, 2022, unless terminated earlier. The Company may terminate Mr. Mullett’s employment may be terminated for cause, which is defined as follows:

●	conviction of a felony, any act involving moral turpitude, or a misdemeanor where imprisonment is imposed,

●	commission of any act of theft, fraud, dishonesty, or falsification of any employment or Company records,

●	improper disclosure of the Company’s confidential or proprietary information,

●	any action by Mr. Mullett which has a detrimental effect on the Company’s reputation or business,

●	Mr. Mullett’s failure or inability to perform any reasonable assigned duties after written notice from the Company of, and a reasonable opportunity to cure, such failure or inability,

●	any breach of this Agreement, which breach is not cured within 20 days following written notice of such breach,

●	a course of conduct amounting to gross incompetence,

●	chronic and unexcused absenteeism,

●	unlawful appropriation of a corporate opportunity, or

●	misconduct in connection with the performance of any of Mr. Mullett’s duties, including, without limitation, misappropriation of funds or property of the Company, securing or attempting to personally secure any profit in connection with any transaction entered into on behalf of the Company, or any violation of law or regulations on Company premises or to which the Company is subject. The Company’s Board of Directors may terminate Mr. Mullett’s employment at any time without cause, provided, however, that Mr. Mullett shall be entitled to severance pay in the amount equaling two years of Base Salary in addition to accrued but unpaid Base Salary and accrued vacation, less deductions required by law, but if, and only if, Mr. Mullett executes a valid and comprehensive release of any and all claims that Mr. Mullett may have against the Company in a form provided by the Company and Mr. Mullett execute such form within 20 days of tender.

The agreement provides for the following compensation to Mr. Mullett:

●	a salary of $90,000 annually, to be reviewed on or before April 1st of each year, beginning April 1, 2023, by the Board of Directors;

●	a yearly Executive cash bonus on or about April 1st of each year, beginning April 1, 2023, of between 15% and 20% of base salary on achieving certain corporate objectives as determined by the Board of Directors or the Compensation Committee;

●	health insurance and other benefits; and

●	stock grants for options to acquire 25,000 shares of our Common Stock, vesting annually for five years starting on April 1, 2023 and ending on April 1, 2027, at a price of $.01 per share, if Mr. Mullett is still employed in his capacity as our Vice President of Operations and Secretary. If the Company’s Board of Directors terminates Mr. Mullett’s employment at any time without cause, all unvested stock options and/or grants shall automatically vest on the date * of the Board’s notice of termination.

Bonus Arrangements

None of our named executive officers received any annual bonuses for 2022. For 2023, our named executive officers are expected to be eligible to earn a discretionary annual bonus, based upon Company and individual performance measures.

Outstanding Equity Awards at December 31, 2022

We issued stock option awards under the 2022 Omnibus Securities and Incentive Plan at a $0.00 or $0.01 exercise price. These stock option awards are listed in the Outstanding Option Awards section below.

Outstanding Option Awards at December 31, 2022

As of December 31, 2022, we have issued 3,406,969 options to purchase Common Stock under the 2022 Omnibus Securities and Incentive Plan, of which 1,516,925 options have been exercised, 74,200 have been forfeited and 1,815,844 options are unexercised.

The following table provides certain information concerning any common share purchase options, stock awards or equity incentive plan awards held by each of our named executive officers that were outstanding as of June 30, 2023.

	Option Awards
Name	Total Number of Securities Underlying Unexercised Options(#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Hope Stawski	375,000	-	275,000	$0.01	04/01/27
Scott Stawski	375,000	-	275,000	$0.01	04/01/27
Patrick Mullett	125,000	-	100,000	$0.01	04/01/27

2022 Omnibus Securities and Incentive Plan

On April 1, 2022, we adopted our Employee Stock Incentive Plan, as amended on November 29, 2022, which provides that:

●	The Company may issue shares of its Common Stock under the Plan;

●	Grants may consist of an Option that entitles the Employee to acquire shares of the Company’s Common Stock during the Exercise Period against payment of the Exercise Price;

●	The incentive plan exercise price is set by the Company with an objective to induce employment and contractor performance and retention and is not representative of the market value per share;

●	The value of the Option will not be included as compensation, earnings, salaries, or other similar terms used when calculating benefits under any employee benefit plan sponsored by the Company or any Affiliate, except as such plan otherwise expressly provides. The Company expressly reserves its rights to amend, modify, or terminate any of the Company’s or any Affiliate’s employee benefit plans;

●	The Plan shall be administered by the Company’s Board of Directors, who shall have the sole authority, in its discretion, to make all determinations under the Plan; and

●	The term of each Option shall be as specified in the Stock Option Grant Notice.

On April 1, 2022, we granted options to purchase an aggregate of 750,000 shares of the Common Stock, or 375,000 shares of the Common Stock to each to Hope Stawski, our President and Chief Executive Officer and Scott Stawski, our Chief Revenue Officer and Acting Chief Accounting Officer, which have an exercise price of $.01 per share and vest at a rate of 20% annually for 5 years, beginning on April 1, 2023. The options expire 2 years after vesting or 1 year after termination of employment by the Company or if termination is without cause, all unvested options shall automatically vest on the date of the Board’s notice of termination.

On September 1, 2022, the Company granted our Vice President of Operations and Secretary, Patrick Mullett, options to purchase 125,000 shares of the Common Stock, which have an exercise price of $.01 per share and vest at a rate of 20% annually for 5 years, beginning on April 1, 2023. The options expire 2 years after vesting or 1 year after termination of employment by the Company or if termination is without cause, all unvested options shall automatically vest on the date of the Board’s notice of termination.

On November 29, 2022, the number of shares of Common Stock reserved under the 2022 Omnibus Securities and Incentive Plan, which combined the Employee Stock Incentive Plan and the Director Stock Incentive Plan was set to 4,000,000 shares.

Other Benefits

All employees are eligible to participate in broad-based and comprehensive employee benefit programs as provided in the employment agreements. Our named executive officers are eligible to participate in these plans generally on the same basis as our other employees.

Director Compensation Table

Name and Principal Position	Year	Salary ($)	Stock Awards ($)		Option Awards ($)	Total ($)
Bryan Mason, Esq.	2022	$46,101		$75,000	$-	$121,101
Director(1)	2021	$62,997	$		$-	$62,997

Michael Klaus	2023	$-	$		$75,000	$75,000
	2022	$-		$75,000	$75,000	$150,000
Independent Director(2)	2021	$-		$-	$-	$-

Robert Chapple	2022	$-	$		$75,000	$75,000
	2022	$-		$75,000	$75,000	$150,000
Independent Director(3)	2021	$-		$-	$-	$-

Anu Singh	2022	$-	$		$75,000	$75,000
	2022	$-		$75,000	$75,000	$150,000
Independent Director(4)	2021	$-		$-	$-	$-

Martha Gorum, Esq.,	2022	$-	$		$75,000	$75,000
	2022	$-		$75,000	$75,000	$150,000
Independent Director(5)	2021	$-		$-	$-	$-

Richard Phillips	2022	$-	$		$75,000	$75,000
	2022	$-		$75,000	$75,000	$150,000
Independent Director(6)	2021	$-		$-	$-	$-

Kevin Dritschler	2023	$-		$75,000	$75,000	$150,000
Independent Director(7)	2022	$-		$-	$-	$-

Aaron Hughes	2023	$-		$75,000	$75,000	$150,000
Independent Director(8)	2022	$-		$-	$-	$-

Marc Brooks	2023	$-		$75,000	$75,000	$150,000
Independent Director(9)	2022	$-		$-	$-	$-

(1)	Bryan Mason, Esq. serves as our director since April 1, 2022. Mr. Mason Esq. earned $121,101 and $62,996.73 as Boat Capitan of Seas the Day Charters USVI, during the years ended December 31, 2022 and December 31, 2021, respectively, and has received a restricted share grant valued at $75,000 for the year ended December 31, 2022 and a stock option share grant valued at $75,000 that vested April 1, 2023.
(2)	Michael Klaus serves as our independent director since April 1, 2022 and has received a restricted share grant valued at $75,000, and has received no cash compensation during the years ended December 31, 2022 and December 31, 2021, respectively. Upon his election as Director, he received a stock option share grant valued at $75,000 that vested April 1, 2023.
(3)	Robert Chapple serves as our independent director since April 1, 2022 and has received a restricted share grant valued at $75,000, and has received no cash compensation during the years ended December 31, 2022 and December 31, 2021, respectively. Upon his election as Director, he received a stock option share grant valued at $75,000 that vested April 1, 2023. Rob Chapple was appointed Chief Executive Officer effective June 16, 2023.
(4)	Anu Singh serves as our independent director since September 19, 2022 and has received a restricted share grant valued at $75,000, and has received no cash compensation during the years ended December 31, 2022 and December 31, 2021, respectively. Upon his election as Director, he received a stock option share grant valued at $75,000 that vested April 1, 2023.
(5)	Martha Gorum serves as our independent director since September 19, 2022 and has received a restricted share grant valued at $75,000, and has received no cash compensation during the years ended December 31, 2022 and December 31, 2021, respectively. Upon his election as Director, he received a stock option share grant valued at $75,000 that vested April 1, 2023.
(6)	Richard Phillips serves as our independent director since September 19, 2022 and has received a restricted share grant valued at $75,000, and has received no cash compensation during the years ended December 31, 2022 and December 31, 2021, respectively. Upon his election as Director, he received a stock option share grant valued at $75,000 that vested April 1, 2023.
(7)	Kevin Dritschler serves as our independent director since June 5, 2023 and has received a restricted share grant valued at $75,000, and has received no cash compensation during the years ended December 31, 2022 and December 31, 2021, respectively. Upon his election as Director, he received a stock option share grant valued at $75,000 that vests June 5, 2024.
(8)	Aaron Hughes serves as our independent director since June 5, 2023 and has received a restricted share grant valued at $75,000, and has received no cash compensation during the years ended December 31, 2022 and December 31, 2021, respectively. Upon his election as Director, he received a stock option share grant valued at $75,000 that vests June 5, 2024.
(9)	Marc Brooks serves as our independent director since June 5, 2023 and has received a restricted share grant valued at $75,000, and has received no cash compensation during the years ended December 31, 2022 and December 31, 2021, respectively. Upon his election as Director, he received a stock option share grant valued at $75,000 that vests June 5, 2024.

We may award our directors shares of Common Stock as non-cash compensation as determined by the Board of Directors from time to time. The Board of Directors will base its decision to grant Common Stock as compensation on the level of skill required to perform the services rendered and the time committed to providing services to us.

Agreements with Directors

Director Agreements with Rob Chapple, Michael Klaus, and Bryan Mason

On April 1, 2022, we entered into Director agreements with Rob Chapple, Michael Klaus, and Bryan Mason for their services as a member of our Board of Directors. The agreements have an initial term through April 1, 2024. The position shall be up for re-election upon the end of the initial term at the annual shareholder’s meeting and upon re-election, the terms and provisions of the agreement shall remain in full force. The Company may terminate the director agreements with or without cause and the directors may resign by providing written notice to us.

The agreements provide for the following compensation:

●	cash compensation of $0 for each calendar year of service;

●	reimbursement for pre-approved reasonable expenses documented and incurred in connection with the director’s performance of duties as a director, and

●	a grant of $75,000 worth of our Common Stock upon execution of the agreement and each anniversary thereof that he or she remains a director.

Director Agreements with Anu Singh, Martha Gorum and Richard Phillips

On October 13, 2022, we entered into Director agreements with Anu Singh, Martha Gorum and Richard Phillips for their services as a member of our Board of Directors. The agreements have an initial term through April 1, 2024. The position shall be up for re-election upon the end of the initial term at the annual shareholder’s meeting and upon re-election, the terms and provisions of the agreement shall remain in full force. The Company may terminate the director agreements with or without cause and the directors may resign by providing written notice to us.

The agreements provide for the following compensation:

●	cash compensation of $0 for each calendar year of service;

●	reimbursement for pre-approved reasonable expenses documented and incurred in connection with the director’s performance of duties as a director, and

●	a grant of $75,000 worth of our Common Stock upon execution of the agreement and each anniversary thereof that he or she remains a director.

Director Agreements with Kevin Dritschler, Aaron Hughes, and Marc Brooks

On June 5, 2023, we entered into Director agreements with Kevin Dritschler, Aaron Hughes, and Marc Brooks for their services as a member of our Board of Directors. The agreements have an initial term through June 5, 2026. The position shall be up for re-election upon the end of the initial term at the annual shareholder’s meeting and upon re-election, the terms and provisions of the agreement shall remain in full force. The Company may terminate the director agreements with or without cause and the directors may resign by providing written notice to us.

The agreements provide for the following compensation:

●	cash compensation of $0 for each calendar year of service;

●	reimbursement for pre-approved reasonable expenses documented and incurred in connection with the director’s performance of duties as a director, and

●	a grant of $75,000 worth of our Common Stock upon execution of the agreement and each anniversary thereof that he or she remains a director.

Bonus Arrangements

None of our Directors received any annual bonuses for 2022. For 2023, our Directors are not expected to be eligible to earn a discretionary annual bonus based upon Company and individual performance measures.

Outstanding Equity Awards at December 31, 2022

As of December 31, 2022, we have issued restricted share grants to Bryan Mason, Michael Klaus, Rob Chapple, Anu Singh, Martha Gorum, and Richard Phillips each valued at $75,000, to purchase Common Stock under the 2022 Omnibus Securities and Incentive Plan.

2022 Omnibus Securities and Incentive Plan

Incentive Options Granted to Directors

On April 1, 2022, the Company adopted the Director Stock Incentive Plan, which initially reserved 2,000,000 shares of Common Stock issuable upon the exercise of options to our directors. As stated above, on November 29, 2022, the number of shares of Common Stock reserved under the 2022 Omnibus Securities and Incentive Plan were increased to an aggregate of 4,000,000 shares due to combining the Employee Stock Incentive Plan and the Director Stock Incentive Plan.

As of the date of this Prospectus, we have granted the following options to our directors under the initial Director Stock Incentive Plan:

●	On April 1, 2022, we granted options to purchase an aggregate of 450,000 shares of the Common Stock, or 150,000 shares of the Common Stock each to three of our directors, Michael Klaus, Robert Chapple, and Bryan Mason, Esq, with an exercise price of $0.00 per share of which (i) options to purchase 75,000 shares of the Common Stock had vested and were exercised by each Michael Klaus, Robert Chapple and Bryan Mason on April 1, 2022, and (ii) the remaining options to purchase 225,000 shares of the Common Stock vest on April 1, 2023 and expire on April 1, 2024.

●	On September 22, 2022, we granted options to purchase an aggregate of 450,000 shares of the Common Stock, or options to purchase 150,000 shares of the Common Stock each to three of our directors, Anu Singh, Martha Gorum, Esq. and Richard Phillips, with an exercise price of $0.00 per share, of which (i) options to purchase 75,000 shares of the Common Stock had vested and were exercised by each Messrs. Singh, Gorum and Phillips on September 22, 2022, (ii) and the remaining 225,000 unexercised options vest on September 22, 2023 and expire on April 1, 2024.

●	On June 5, 2023, we granted options to purchase an aggregate of 254,238 shares of the Common Stock, or options to purchase 84,746 shares of the Common Stock each to three of our directors, Kevin Dritschler, Aaron Hughes and Marc Brooks, with an exercise price of $0.00 per share, of which (i) options to purchase 21,187 shares of the Common Stock had vested and were exercised by each Messrs. Dritschler, Hughes and Brooks on June 5, 2023, (ii) and the remaining 190,677 options vest equally on June 5th, 2024, June 5th 2025 and June 5th 2026 and expire on June 5, 2027.

Other Benefits

Our directors are not eligible to participate in our employee benefits plans. Directors are eligible for reimbursement for pre-approved reasonable expenses documented and incurred in connection with the performance of their duties.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the director and executive officer compensation arrangements discussed above in the section entitled “Executive Compensation,” this section describes transactions, or series of related transactions, since January 1, 2020, to which we were a party or will be a party, in which:

●	the amount involved exceeded or will exceed $120,000; and

●	any of our directors, executive officers, or beneficial owners of more than 5% of our capital stock, or any members of the immediate family of, or person sharing the household with, or any entity affiliated with any such person, had or will have a direct or indirect material interest.

In April 2022, we acquired our two wholly-owned subsidiaries from Ham and Cheese Events (“HAM”), a Texas limited liability company formed on March 9, 2012, controlled by our founders, Scott and Hope Stawski, as follows:

●	On April 1, 2022, we acquired Windy of Chicago Limited, a limited liability company formed in the state of Illinois on March 30, 1995, from HAM for $100,000 pursuant to the terms of a secured promissory note secured by the assets of the Company and personally guaranteed by Scott and Hope Stawski, our co-Founder, Chairman and Chief Revenue Officer and our co-Founder and President, respectively, and

●	On April 19, 2022, STDC Holdings purchased the on-going operations and assets of the Seas the Day business unit of Ham and Cheese Events LLC, doing business as Seas the Day Charters USVI, in exchange for the assumption of $ 1,948,901 of debt and payment of $551,098.06 (the “Principal”) on or before April 1, 2028, pursuant to the terms of a secured promissory note secured by the assets of the Company and personally guaranteed by Scott and Hope Stawski our co-Founder, Executive Chairman and Chief Revenue Officer and our co-Founder and President, respectively,.

On April 19, 2022, STDC Holdings signed an agreement to sublease the Magens Hideaway property from HAM. HAM leases the property from our founders, Scott and Hope Stawski, the owners of the property.

Advances to Related Parties

The Company makes advances to related parties from time to time which are unsecured and do not bear interest. The balance of advances to related parties was $0 and $0 as of December 31, 2021 and 2022, respectively.

Advances from Related Parties

The Company receives working capital advances from related parties from time to time which are unsecured and do not bear interest. The balance of advances from related parties was $0 and $0 as of December 31, 2021 and 2022, respectively.

Boat Lease

The Company formerly leased the Tall Ship Windy on a month-to-month basis from January 2020 to December of 2021. Monthly rent was $13,750 and related party boat rent expense was $165,000 and $ 205,649 for the years ended December 31, 2021 and 2022, respectively, and is included in cost of goods sold in the accompanying statements of operations.

Indemnification Agreements

Our bylaws provide that we will indemnify our directors and executive officers to the fullest extent permitted by law. In addition, in connection with the effectiveness of the registration statement of which this prospectus forms a part, we expect to enter into indemnification agreements with all of our directors and executive officers.

Our Policy Regarding Related Party Transactions

Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interest (or the perception thereof). Our board of directors has adopted a written policy on transactions with related persons that is in conformity with the requirements for companies having common stock that is listed on Nasdaq. This policy covers any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships, that meets the disclosure requirements set forth in Item 404 under the Securities Act, in which we were or are to be a participant and in which a “related person,” as defined in Item 404, had, has, or will have a direct or indirect material interest. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including but not limited to whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated third party and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding our Common Stock beneficially owned as of the date of this prospectus, for (i) each stockholder known to be the beneficial owner of five percent (5%) or more of our outstanding shares of Common Stock, (ii) each named executive officer and director, and (iii) all executive officers and directors. A person is considered to beneficially own any shares: (i) over which such person, directly or indirectly, exercises control or shared voting or investment power, or (ii) of which such person has the right to acquire beneficial ownership at any time within sixty (60) days through an exercise of stock options or warrants or otherwise. Unless otherwise indicated, voting and investment power relating to the shares shown in the table for our directors and executive officers is exercised only by the beneficial owner or shared by the owner and the owner’s spouse or children.

For purposes of this table, a person or LLC of persons is deemed to have “beneficial ownership” of any shares of Common Stock that such person has the right to acquire within sixty (60) days of the date of this prospectus. For purposes of computing, the percentage of outstanding shares of our Common Stock held by each person or LLC of persons named above, any shares that such person or persons have the right to acquire within sixty (60) days of the Closing Date is deemed to be outstanding but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership.

The business address of each person below is c/o the Company at 4608 Tutu Park Mall, Suite 202, St Thomas, United States Virgin Islands, 00802, United States, unless otherwise indicated below.

Name and Address of Beneficial Owner(1)	Title of Class	Amount and Nature of Beneficial Ownership(2)	Percentage of Class Before the Offering(3)	Percentage of Class After the Offering(3)
Scott A. Stawski, Founder, Chairman and Chief Revenue Officer(4)(6)	Common Stock	3,275,100	29	[●]	%
Hope A. Stawski, Founder, President and Director(5)(6)	Common Stock	3,325,000	29	[●]	%
Patrick Mullett, Vice President of Operations and Secretary(7)	Common Stock	500,000	4	[●]	%
Michael Klaus, Director(8)	Common Stock	261,000	2	[●]	%
Robert Chapple, Director(9)	Common Stock	312,243	3	[●]	%
Bryan Mason, Esq., Director(10)	Common Stock	150,000	1	[●]	%
Anu Singh, Director(11)	Common Stock	455,000	4	[●]	%
Martha Gorum, Esq., Director(12)	Common Stock	164,124	1	[●]	%
Richard Phillips, Director(13)	Common Stock	150,000	1	[●]	%
Oceanview Management Services LLC(14)	Common Stock	550,000	5	[●]	%
Kevin Dritschler, Director(15)	Common Stock	52,774	<1	[●]	%
Aaron Hughes, Director(16)	Common Stock	37,511	<1	[●]	%
Marc Brooks, Director(17)	Common Stock	49,435	<1	[●]	%
All Officers & Directors (12 persons)	Common Stock	8,732,187	76.5
Other 5% Stockholders(18)	Common Stock		5

(1)	The number and percentage of shares beneficially owned are determined under the rules of the Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and any shares that the individual has the right to acquire within 60 days through the exercise of any stock option or other right. The persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the other footnotes to this table.
(2)	Each share of Common Stock is entitled to one (1) vote on all matters submitted to our stockholders.
(3)	The percentage of ownership is determined based on 11,368,601 shares of our Common Stock issued and outstanding as of June 30, 2023
(4)	Our Founder, Chairman and Chief Revenue Officer, Scott A Stawski, directly owns individually 3,275,100 shares of our Common Stock, of which (i) 3,200,000 were received on April 1, 2022 as our Founder and (ii) 100 shares were received on August 5, 2022, in exchange for $100, as part of our Form C Offering and 75,000 were received on April 1, 2023 per his employment contract.
(5)	Our Founder, President and Director, Hope A Stawski, directly owns individually 3,325,000 shares of our Common Stock, of which (i) 3,200,000 shares were received on April 1, 2022, as our Founder, and (ii) 50,000 shares were received on August 5, 2022, in exchange for $50,000, as part of our Form C offering and 75,000 were received on April 1, 2023 per her employment contract.
(6)	Scott A. Stawski and Hope A Stawski own 3,275,100 shares and 3,325,000 shares of our Common Stock, respectively, and are husband and wife; cumulatively, they own 6,600,100 shares of our Common Stock as joint tenants in common.
(7)	Our Vice President of Operations and Secretary, Patrick Mullett, directly owns individually 500,000 shares of our Common Stock, of which he received 250,000 on April 1, 2022, as founders shares and 250,000 on April 1, 2023 as founders shares.
(8)	The amount reflected includes (i) 75,000 shares of our Common Stock held by our Director, Michael Klaus, directly, received on April 1, 2022, as part of our Director Stock Incentive Plan, and (ii) 5,000 shares of our Common Stock held by Michael Klaus directly, received on August 5, 2022, in exchange for $5,000, as part of our Form C offering, and (iii) 5,000 shares of our Common Stock held by Denise Ann Klaus, the wife of Michael Klaus, which were purchased on August 26, 2022, in exchange for $5,000, as part of our Form C offering (iv) 75,000 shares received on April 1, 2023 as part of our Director Stock Incentive Plan, and (v) 100,000 shares received on May 30, 2023 in a private stock placement.
(9)	The amount reflected includes (i) 75,000 shares of our Common Stock held by our Director, Robert Chapple, directly, received on April 1, 2022, as part of our Director Stock Incentive Plan, and (ii) 1,000 shares of our Common Stock held by Kimberley C Chapple, the wife of Mr. Chapple, received on August 4, 2022, in exchange for $1000, as part of our Form C offering (iii) 75,000 shares received on April 1, 2023 as part of our Director Stock Incentive Plan, and (iv) 141,243.00 shares received on June 30, 2023 per his employment agreement as Chief Executive Officer.
(10)	Our Director, Bryan Mason, Esq., directly owns individually 75,000 shares of our Common Stock, which he received on April 1, 2022, as part of our Director Stock Incentive Plan, and 75,000 shares received on April 1, 2023 as part of our Director Stock Incentive Plan.
(11)	The amount reflected includes (i) 75,000 shares of our Common Stock held by our Director, Anu Singh, directly, received on September 22, 2022, as part of our Director Stock Incentive Plan, (ii) 5,000 shares of our Common Stock held by Anu Singh, received on August 4, 2022, in exchange for $5,000, as part of our Form C offering and (iii) 300,000 shares of our Common Stock held by Anu Singh, received on September 29, 2022, in exchange for $300,000, as part of our Form C offering, and (iv) 75,000 shares received on April 1, 2023 as part of our Director Stock Incentive Plan.
(12)	Our Director, Martha Gorum. Esq., directly owns individually 75,000 shares of our Common Stock, which she received on September 22, 2022, as part of our Director Stock Incentive Plan, 75,000 shares received on April 1, 2023 as part of our Director Stock Incentive Plan, and 14,124 shares received on June 30, 2023 in a private stock placement.
(13)	The amount reflected includes (i) 75,000 shares of our Common Stock held by our Director, Richard Phillips, directly, received on September 22, 2022, as part of our Director Stock Incentive Plan, and (ii) 1,000 shares of our Common Stock held by Richard Phillips directly, received on August 4, 2022, in exchange for $1,000, as part of our Form C offering, and (iii) 1,000 shares of our Common Stock held by Grace Ann Phillips, the wife of Mr. Phillips, received on August 4, 2022, in exchange for $1,000, as part of our Form C offering, and (iv) 75,000 shares received on April 1, 2023 as part of our Director Stock Incentive Plan.

(14)	Oceanview Management Services directly owns 550,000 shares of our Common Stock, received as part of the acquisition of Windy of Chicago Ltd on April 1, 2022. Oceanview Management Services is a closely held LLC. LLC members are Bruce Randall at 50% ownership and Karen Randall at 50% ownership. Bruce and Karen Randall are the former owners of Windy of Chicago Ltd.
(15)	Our Director, Kevin Dritschler, directly owns individually 21,187 shares of our Common Stock, which he received on June 5, 2023, as part of our Director Stock Incentive Plan, 21,187 shares received on June 26, 2023 in a private stock placement, 10,000 shares of our Common Stock held in exchange for $10,000, as part of our Form C offering, and 400 shares of our Common Stock held by Lisa Dritschler, the wife of Kevin Dritschler and Trey, Tyler and Tanner Dritschler, the sons of Kevin Dritschler, which were purchased on August 5, 2022, in exchange for $400, as part of our Form C Offering. Our Director, Bryan Mason, Esq., directly owns individually 75,000 shares of our Common Stock, which he received on April 1, 2022, as part of our Director Stock Incentive Plan, and 75,000 shares received on April 1, 2023 as part of our Director Stock Incentive Plan.
(16)	Our Director, Aaron Hughes, directly owns individually 21,187 shares of our Common Stock, which he received on June 5, 2023, as part of our Director Stock Incentive Plan, 14,124 shares received on June 26, 2023 in a private stock placement, 2,200 shares of our Common Stock held in exchange for $2,200, as part of our Form C offering.
(17)	Our Director, Marc Brooks, directly owns individually 21,187 shares of our Common Stock, which he received on June 5, 2023, as part of our Director Stock Incentive Plan, 28,248 shares received on June 26, 2023 in a private stock placement.
(18)	We have no other 5% stockholders besides our officer and directors.

DESCRIPTION OF SECURITIES

The following is a summary of the material provisions of our certificate of incorporation and Bylaws, which have been filed as exhibits to the registration statement of which this prospectus is a part. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “DESCRIPTION OF SECURITIES,” you should refer to our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of U.S. Virgin Islands law (USVI).

We are authorized to issue 15,000,000 authorized shares of Common Shares (“Common Shares”) with a par value of $0.01 per share and 0 shares of Preferred Stock. As of the date of this registration statement, there are 11,368,601 Common Shares issued and outstanding.

Common Stock

Following the effectiveness of the registration statement of which this prospectus forms a part, we will have one class of stock outstanding, Common Stock.

Voting Rights

Each share of our Common Stock entitles the holder to one (1) vote, either in person or by proxy, at meetings of stockholders. The stockholders are not permitted to vote their shares cumulatively. A majority of the outstanding shares of the corporation entitled to vote, represented in a person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than a majority of the outstanding shares entitled to vote is represented at a meeting, a majority of the shares so represented may adjourn the meeting at any time without further notice. Holders of more than fifty percent (50%) of the total voting rights on matters presented to the holders of our Common Stock can elect all of our directors, and, in such event, the holders of the remaining minority shares will not be able to elect any such directors. The vote of the holders of a majority of the holders entitled to vote on matters submitted to the holders of our Common Stock is sufficient to authorize, affirm, ratify, or consent to such act or action, except as otherwise provided by law.

Any action required to be taken at any annual or special meeting of our stockholders, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Dividends

To date, we have paid no cash dividends on our Common Stock. Any future payment of dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors. We have no present plans for future cash or stock dividends. We intend to retain future earnings, if any, to provide funds for the operation of our business.

Liquidation Rights

In the event of our liquidation, dissolution or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and subject to the rights of the holders of the preferred stock, if any.

Absence of Other Rights or Assessments

Holders of Common Stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the Common Stock.

Fully paid and non-assessable

All of our outstanding shares of Common Stock are fully paid and non-assessable.

Anti-Takeover Provisions

Our bylaws contain provisions that may delay, defer, or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, may discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor. Such provisions could make an acquisition of our company more difficult and limit attempts by our stockholders to replace or remove our current management. See “RISK FACTORS—Risks Related to this Offering, the Securities Markets and Our Common Stock.”

Stockholder Action and Special Meetings of Stockholders

Section 2.5 of our bylaws provides that special meetings of our stockholders may be called only by the Chairman or the Board of Directors, or the President or Secretary at the request in writing of the holders of not less than fifty percent (50%) of all the shares issued, outstanding and entitled to vote, thus prohibiting a minority stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our bylaws specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempt to obtain control of our company.

Election of Directors, Removal and Vacancies

Section 3.3 of our bylaws provides that our directors are elected by plurality vote at the annual meeting of the stockholders. Each Company Officer will hold the position of Director until the earlier of his/her successor to is elected and qualified, his/her resignation, or his/her removal from office by the stockholders or his/her death. All non-Officer Directors will have a term of two years. Our directors do not need to be stockholders or a resident of the Territory of the United States Virgin Islands.

Directors are eligible for re-election to the Board of Directors for a second, third, fourth and fifth term but, after five consecutive terms, must retire. This provision does not apply to Directors who also serve as Officers of the Corporation. Following one year’s retirement, a Director, ineligible by virtue of this Article, shall again be eligible for reelection.

Directors may be removed by the stockholders with 50% of the votes entitled to vote on matters submitted to the stockholders.

Any vacancy occurring in the Board of Directors by death, resignation, removal or otherwise may be filled by an affirmative vote of at least a majority of the remaining Directors though less than a quorum of the Board of Directors. A Director elected to fill a vacancy will be elected for the unexpired term of his/her predecessor in office. A directorship to be filled by reason of an increase in the number of Directors may be filled by the Board of Directors for a term of office only until the next election of one or more Directors by the stockholders.

Authorized but Unissued Shares

The authorized but unissued shares of our Common Stock are available for future issuance without stockholder approval, subject to any limitations imposed by Nasdaq rules. These additional shares may be used for a variety of corporate finance transactions, acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger, or otherwise.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock will be Colonial Stock Transfer. The transfer agent and registrar’s address is 7840 S 700 E, Sandy, UT 84070, and its telephone number is (801) 355-5740.

Underwriters’ Warrants

Upon the closing of this Offering, we have agreed to sell to the representative of the underwriters of this Offering, or its permitted designees, for nominal consideration, warrants to purchase 8% of the shares of Common Stock sold in this Offering as additional consideration to the underwriters in this Offering. The Underwriters’ Warrants will have an exercise price equal to 100% of the public offering price in this Offering and shall be exercisable commencing six (6) months after the effective date of the registration statement related to this Offering, and will expire five years after the commencement of sales of this Offering. The Underwriters’ Warrants will contain customary anti-dilution, “cashless” exercise and registration rights provisions. For additional information regarding our arrangement with the underwriters, please see “UNDERWRITING.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the listing of our Common Stock on the Nasdaq Capital Market, there has been no public market for our Common Stock, and we cannot predict the effect, if any, that sales of shares of our Common Stock or the availability of shares of our Common Stock for sale will have on the market price of our Common Stock prevailing from time to time. Future sales of our Common Stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. Sales of substantial amounts of our Common Stock in the public market following our listing on the Nasdaq Capital Market or the perception that such sales could occur, could adversely affect the public price of our Common Stock and may make it more difficult for you to sell your Common Stock at a time and price that you deem appropriate. We will have no input if and when any Registered Stockholder may or may not elect to sell its shares of Common Stock or the prices at which any such sales may occur. Future sales of our Common Stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the trading prices of shares of our Common Stock prevailing from time to time.

Upon the effectiveness of the registration statement of which this prospectus forms a part, based on the number of shares of our capital stock outstanding as of the date of this registration statement, we will have a total of [●] shares of Common Stock outstanding.

Shares of our Common Stock will be deemed “restricted securities” (as defined in Rule 144 under the Securities Act). Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. Following the listing of our Common Stock on the Nasdaq Capital Market, shares of our Common Stock may be sold either by the Selling Stockholders pursuant to this prospectus or by our other existing stockholders in accordance with Rule 144 of the Securities Act.

As further described below, until we have been a reporting company for at least 90 days, only non-affiliates who have beneficially owned their shares of Common Stock for a period of at least one year will be able to sell their shares of Common Stock under Rule 144.

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell, within any three-month period, a number of shares of Common Stock that does not exceed the greater of:

●	1% of the number of shares of our Common Stock then outstanding; and

●	the average weekly trading volume of our Common Stock on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares of our Common Stock on behalf of our affiliates are also subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants, or advisors who purchases shares of capital stock from us in connection with a compensatory stock option plan or other written agreement before the effective date of the registration statement of which this prospectus forms a part is entitled to sell such shares 90 days after such effective date in reliance on Rule 144.

The SEC has indicated that Rule 701 will apply to typical stock options granted by a company before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after a company becomes subject to the reporting requirements of the Exchange Act.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of the material U.S. federal income tax considerations with respect to the ownership and disposition of our securities applicable to non-U.S. holders who acquire our securities in this Offering. This discussion is based on current provisions of the Internal Revenue Code, U.S. Treasury regulations promulgated thereunder and administrative rulings and court decisions in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our securities that is not, for U.S. federal income tax purposes, a partnership or any of the following:

●	a citizen or resident of the United States;

●	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust if (1) a court within the United States can exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our securities, the tax treatment of a person treated as a partner generally will depend on the status of the partner and the activities of the partnership. Persons that, for U.S. federal income tax purposes, are treated as a partner in a partnership holding shares of our securities should consult their tax advisors.

This discussion assumes that a non-U.S. holder holds shares of our securities as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a non-U.S. holder in light of that holder’s particular circumstances or that may be applicable to holders subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, brokers or dealers in securities, “controlled foreign corporations,” “passive foreign investment companies,” traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, holders who acquired our securities pursuant to the exercise of employee stock options or otherwise as compensation, entities or arrangements treated as partnerships for U.S. federal income tax purposes, holders liable for the alternative minimum tax, certain former citizens or former long-term residents of the United States and holders who hold our securities as part of a hedge, straddle, constructive sale or conversion transaction). In addition, this discussion does not address U.S. federal tax laws other than those pertaining to the U.S. federal income tax, nor does it address any aspects of the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, any U.S. federal estate and gift taxes, or any U.S. state, local or non-U.S. taxes. Accordingly, prospective investors should consult with their own tax advisors regarding the U.S. federal, state, local, non-U.S. income and other tax considerations of acquiring, holding, and disposing of shares of our securities.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR SECURITIES. WE RECOMMEND THAT PROSPECTIVE HOLDERS OF OUR SECURITIES CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY FEDERAL, STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF OUR SECURITIES.

Dividends

In general, any distributions we make to a non-U.S. holder with respect to its shares of our Common Stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount (or a reduced rate prescribed by an applicable income tax treaty) unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if an income tax treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States). A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated as first reducing the adjusted basis in the non-U.S. holder’s shares of our Common Stock and, to the extent it exceeds the adjusted basis in the non-U.S. holder’s shares of our Common Stock, as gain from the sale or exchange of such shares. Any such gain will be subject to the treatment described below under “Gain on Sale or Other Disposition of our Securities.”

Subject to the discussion below regarding “Foreign Account Tax Compliance,” dividends effectively connected with a U.S. trade or business (and, if an income tax treaty applies, attributable to a U.S. permanent establishment) of a non-U.S. holder generally will not be subject to U.S. withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its “effectively connected earnings and profits,” subject to certain adjustments.

Gain on Sale or Other Disposition of Our Securities

In general, a non-U.S. holder will not be subject to U.S. federal income or, subject to the discussion below under the headings “Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance,” withholding tax on any gain realized upon the sale or other disposition of our securities unless:

●	the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder;

●	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied; or

●	we are or have been a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of the disposition and the non-U.S. holder’s holding period and certain other conditions are satisfied. We believe that we currently are not, and we do not anticipate becoming a USRPHC.

Gain that is effectively connected with the conduct of a trade or business in the United States generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If the non-U.S. holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of our securities will generally be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by U.S. source capital losses, provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

U.S. backup withholding tax (currently, at a rate of 28%) is imposed on certain payments to persons that fail to furnish the information required under the U.S. information reporting rules. Dividends paid to a non-U.S. holder generally will be exempt from backup withholding if the non-U.S. holder provides a properly executed IRS Form W-8BEN or W-8BEN-E or otherwise establishes an exemption.

Under U.S. Treasury regulations, the payment of proceeds from the disposition of our securities by a non-U.S. holder effected at a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a non-U.S. holder or otherwise establishes an exemption. The payment of proceeds from the disposition of our securities by a non-U.S. holder effected at a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except in the case of proceeds from a disposition of our securities by a non-U.S. holder effected at a non-U.S. office of a broker that is:

●	a U.S. person;

●	a “controlled foreign corporation” for U.S. federal income tax purposes;

●	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

●	a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership, or (b) the foreign partnership is engaged in a U.S. trade or business.

Information reporting will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no knowledge or reason to know to the contrary). Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that the owner is a U.S. person.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder generally can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Foreign Account Tax Compliance

Under Sections 1471 through 1474 of the Code and the Treasury regulations and administrative guidance promulgated thereunder (collectively, “FATCA”), a U.S. federal withholding tax of 30% generally is imposed on any dividends paid on our Common Stock and a U.S. federal withholding tax of 30% generally will be imposed on gross proceeds from the disposition of our securities (beginning January 1, 2019) paid to (i) a “foreign financial institution” (as specifically defined under FATCA) unless such institution enters into an agreement with the U.S. tax authorities to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) and (ii) certain other foreign entities unless such entity provides the withholding agent with a certification identifying its direct and indirect “substantial U.S. owners” (as defined under FATCA) or, alternatively, provides a certification that no such owners exist and, in either case, complies with certain other requirements. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules and properly certifies its exempt status to a withholding agent or is deemed to be in compliance with FATCA. Application of FATCA tax does not depend on whether the payment otherwise would be exempt from U.S. federal withholding tax under the other exemptions described above. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Prospective non-U.S. holders should consult with their tax advisors regarding the possible implications of FATCA on their investment in our securities.

UNDERWRITING

We are offering our Common Stock as described in this prospectus through the underwriters named below. Maxim Group LLC (or Maxim) is acting as the sole representative of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally, not jointly, agreed to purchase, and we have agreed to sell to the underwriters at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of Common Stock listed next to its name in the following table.

Name	Number of Shares of Common Stock
Maxim Group LLC

Total:

A copy of the underwriting agreement will be filed as an exhibit to the registration statement of which this prospectus is part. The underwriting agreement provides that the obligation of the underwriters to purchase all of the Common Stock being offered to the public is subject to specific conditions, including the absence of any material adverse change in our business or in the financial markets and the receipt of certain legal opinions, certificates and letters from us, our counsel and the independent auditors. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the Offering may be terminated. However, the underwriters are not required to take or pay for the shares of Common Stock covered by the underwriters’ option to purchase additional shares as described below.

Our Common Stock is offered subject to several conditions, including:

●	a receipt and acceptance of our shares of Common Stock covered by the underwriters’ option to purchase additional shares; and

●	the underwriters’ right to withdraw, cancel or modify offers to the public and reject orders in whole or in part.

We have been advised by Maxim that the underwriters intend to make a market in our shares of Common Stock but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this Offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Option to Purchase Additional Securities

We have granted to the Maxim as representative of the underwriters an option, exercisable one or more times in whole or in part, not later than 45 days after the date of this prospectus, to purchase from us up to additional shares of Common Stock (15% of the number of shares of Common Stock sold in this Offering) at the public offering price for each share of Common Stock, less the underwriting discounts and commissions, set forth on the cover of this prospectus to cover over-allotments, if any. We will be obligated, pursuant to the option, to sell these additional shares of Common Stock to the underwriters to the extent the option is exercised. If any additional shares of Common Stock are purchased, the underwriters will offer the additional shares of Common Stock on the same terms as those on which the other shares of Common Stock are being offered hereunder.

Underwriting Discount

Common Stock sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any Common Stock sold by the underwriters to securities dealers may be sold at a discount of up to [●] per share of Common Stock from the Offering price. The underwriters may offer the Common Stock through one or more of their affiliates or selling agents. If all the Common Stock is not sold at the Offering price, Maxim may change the offering price and the other selling terms. Upon execution of the underwriting agreement and subject to the terms of the underwriting agreement, the underwriters will be obligated to purchase the Common Stock at the prices and upon the terms stated therein.

The underwriting discount is equal to the public offering price per Common Stock, less the amount paid by the underwriters to us per Common Stock. The underwriting discount was determined through an arms’ length negotiation between us and the underwriters. We have agreed to sell the Common Stock to the underwriters at the offering price of $[●] per share of Common Stock, which represents the public offering price of our Common Stock set forth on the cover page of this prospectus less an 8% underwriting discount.

The following table shows the per share and total underwriting discount we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to [●] additional shares of Common Stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	-	-	-
Underwriting discount (8%)	-	-	-
Proceeds, before expenses, to us	-	-	-

We have agreed to pay Maxim’s out-of-pocket accountable expenses, including Maxim’s legal fees, up to a minimum amount of $150,000. We have paid $25,000 to Maxim as an advance to be applied towards reasonable out-of-pocket expenses (which we refer to as the Advance). Any portion of the Advance shall be returned back to us to the extent not actually incurred, in accordance with Rule 5110(g)(4)(A) of FINRA.

We estimate that the total expenses of the Offering payable by us, not including the underwriting discount, will be approximately $[●].

Underwriters’ Warrants

We have also agreed to issue to Maxim (or its permitted assignees) the warrants to purchase a number of our shares of Common Stock equal to an aggregate of 8% of the total number of the Common Stock sold in this Offering (or Underwriters’ Warrants). The Underwriters’ Warrants will have an exercise price equal to 100% of the offering price of the Common Stock sold in this Offering and may be exercised on a cashless basis. The Underwriters’ Warrants are exercisable, commencing six (6) months after the effective date of the registration statement related to this Offering, and will expire five years after the commencement of sales of this Offering. The Underwriters’ Warrants are not redeemable by us. We have agreed to cover the expenses of one demand registration of the shares of Common Stock underlying the Underwriters’ Warrants for a period of five years from the commencement of sales of this Offering and one additional demand registration at the warrant holders’ expense. The Underwriters’ Warrants also provide for unlimited “piggyback” registration rights at our expense with respect to the underlying shares of Common Stock during the five-year period from the commencement of sales of this Offering. The Underwriters’ Warrants and the shares of Common Stock underlying the Underwriters’ Warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110€(1) of FINRA. The underwriters (or permitted assignees under the Rule) may not sell, transfer, assign, pledge or hypothecate the Underwriters’ Warrants or the securities underlying the Underwriters’ Warrants, nor will they engage in any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the Underwriters’ Warrants or the underlying securities for a period of 180 days from the commencement of sales of this Offering, except to any FINRA member participating in the Offering, their officers or partners, registered persons or affiliates. The Underwriters’ Warrants will provide for customary anti-dilution protection and adjustment in the number and price of such Underwriters’ Warrants (and the shares of Common Stock underlying such Underwriters’ Warrants) to prevent dilution in the event of a forward or reverse stock split, stock dividend or similar recapitalization.

Right of First Refusal

We have agreed to grant Maxim, for the twenty-four (24) month period following the closing of this Offering, a right of first refusal to act as sole managing underwriter, sole bookrunner, sole placement agent, or sole sales agent for any and all future public or private equity, equity-linked, or debt Offerings (excluding commercial bank debt) during such twenty-four (24) month period by us, or any successor to or any subsidiary of our company subject to such procedures as agreed upon in the underwriting agreement. The Company further grants Maxim, upon the closing of this Offering, the right of first refusal to act as lead advisor with respect to transactions between the Company and third parties, including, without limitation, any merger, acquisition or sale of stock or assets (in which the Company may be the acquiring or the acquired entity), joint venture, strategic alliance or other similar transaction during such twenty-four (24) month period.

Subsequent Equity Sales

Pursuant to the underwriting agreement, subject to certain exceptions, until the closing date of the Offering, neither we nor any of our subsidiaries shall solicit, negotiate with, or enter into any agreement with any other source of financing (whether equity, debt or otherwise), any underwriter, any potential underwriter, placement agent, financial advisor, or any other person in connection with an Offering of the Company’s securities or any other financing by the Company, and we are prohibited from effecting or entering into an agreement to effect any issuance by the Company without the express written consent of Maxim.

Lock-Up Agreements

We and our directors, officers and holders of one percent (1%) or more of our outstanding shares of Common Stock as of the effective date of the registration statement related to this Offering (and all holders of securities exercisable for or convertible into shares of Common Stock) shall enter into customary “lock-up” agreements in favor of Maxim pursuant to which such persons and entities shall agree, for a period of six months after the effective date of the registration statement related to this Offering, that they shall neither offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities without Maxim’s prior written consent, including the issuance of shares of Common Stock upon the exercise of currently outstanding options.

Discretionary Accounts

Maxim has advised us that the underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Indemnification

We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. Except for the services provided in connection with this Offering and other than as described below, the underwriters have not provided any investment banking or other financial services during the 180-day period preceding the date of this prospectus.

No Public Market

Prior to this Offering, there has not been a public market for our securities in the U.S. and the public offering price for our securities will be determined through negotiations between us and the underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the Offering price will correspond to the price at which our securities will trade in the public market subsequent to this Offering or that an active trading market for our securities will develop and continue after this Offering.

Stock Exchange

We have applied to list our Common Stock on the Nasdaq Capital Market, or Nasdaq, under the symbol “AMDI” and, respectively. No assurance can be given that our listing application will be approved by Nasdaq.

Price Stabilization, Short Positions

In connection with this Offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our securities during and after this Offering, including:

●	stabilizing transactions;

●	short sales;

●	purchases to cover positions created by short sales;

●	imposition of penalty bids; and

●	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our securities while this Offering is in progress. Stabilization transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may also include making short sales of our shares of Common Stock, which involve the sale by the underwriters of a greater number of securities than they are required to purchase in this Offering and purchasing securities on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their option, in whole or in part or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are short sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of Common Stock in the open market that could adversely affect investors who purchased in this Offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because Maxim has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These stabilizing transactions, short sales, purchases to cover positions created by short sales, the imposition of penalty bids and syndicate covering transactions may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our securities. As a result of these activities, the price of our securities may be higher than the price that otherwise might exist in the open market. The underwriters may carry out these transactions on the Nasdaq Capital Market, in the over-the-counter market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. Neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilization transactions or that any transaction, once commenced, will not be discontinued without notice.

Determination of Offering Price

Prior to this Offering, there was no public market for our shares of Common Stock. The Offering price will be determined by negotiation among us and Maxim. The principal factors to be considered in determining the Offering price include:

●	the information set forth in this prospectus and otherwise available to Maxim;

●	our history and prospects and the history and prospects for the industry in which we compete;

●	our past and present financial performance;

●	our prospects for future earnings and the present state of our development;

●	the general condition of the securities market at the time of this Offering;

●	the recent market prices of, and demand for, publicly traded shares of generally comparable companies; and

●	other factors deemed relevant by the underwriters and us.

The estimated public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market will develop for our shares of Common Stock or that the shares of Common Stock will trade in the public market at or above the Offering price.

Affiliations

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may, from time to time in the future, engage with us and perform services for us or in the ordinary course of their business, for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold or recommend to clients that they acquire long and/or short positions in these securities and instruments.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters participating in this Offering or by their affiliates. In those cases, prospective investors may view the Offering terms online, and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public Offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other Offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Selling Restrictions

Canada. The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriters’ conflicts of interest in connection with this Offering.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any securities may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive if they have been implemented in that Relevant Member State:

●	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

●	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by us or any underwriters of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom. Each underwriter has represented and agreed that:

●	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the FSMA) received by it in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply to us; and

●	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Switzerland. The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other Offering or marketing material relating to the securities or the Offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other Offering or marketing material relating to the Offering, or the securities have been or will be filed with or approved by any Swiss regulatory authority. This document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). Accordingly, no public distribution, Offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of securities.

Australia. No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC) in relation to the Offering.

This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the Corporations Act) and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the securities may only be made to persons (the Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of twelve months after the date of allotment under the Offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the Cayman Islands. No invitation, whether directly or indirectly, may be made to the public in the Cayman Islands to subscribe for our securities.

LEGAL MATTERS

Hamilton & Associates Law Group P.A. and Nelson Mullins Riley & Scarborough LLP are our legal advisors. Certain legal matters relating to the Offering will be passed upon for the underwriters by Harter Secrest and Emery LLP.

EXPERTS

The financial statements for the years ended December 31, 2022, and December 31, 2021, included in this prospectus have been audited by Assurance Dimensions, an independent registered public accounting firm, to the extent and for the periods set forth in our report and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

No expert named in the registration statement of which this prospectus forms a part as having prepared or certified any part thereof (or is named as having prepared or certified a report or valuation for use in connection with such registration statement) or counsel named in this prospectus as having given an opinion upon the validity of the securities being offered pursuant to this prospectus or upon other legal matters in connection with the registration or offering such securities was employed for such purpose on a contingency basis. Also, at the time of such preparation, certification, or opinion or at any time thereafter, through the date of effectiveness of such registration statement or that part of such registration statement to which such preparation, certification or opinion relates, no such person had or is to receive, in connection with the Offering, a substantial interest, direct or indirect, in our company or any of its parents or subsidiaries. Nor was any such person connected with our company or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, which includes amendments and exhibits, under the Securities Act and the rules and regulations under the Securities Act. This prospectus, which constitutes a part of the registration statement, does not contain all the information that is in the registration statement and its exhibits and schedules. Certain portions of the registration statement may be omitted as allowed by the rules and regulations of the SEC. Statements in this prospectus that summarize documents are not necessarily complete, and in each case you should refer to the copy of the document filed as an exhibit to the registration statement.

You may read and copy all or any portion of the registration statement at the SEC’s website at www.sec.gov. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus. We have included our website in this prospectus solely as an inactive textual reference, and you should not consider the contents of our website in making an investment decision with respect to our Common Stock. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the SEC.

Upon completion of this Offering, we will become subject to information and periodic reporting requirements of the Exchange Act and we will file annual, quarterly and current reports, proxy statements, and other information with the SEC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

AMPHITRITE DIGITAL INCORPORATED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Amphitrite Digital Incorporation

Results of Review of Interim Financial Information

We have reviewed the consolidated balance sheets of Amphitrite Digital Incorporated (the Company) as of June 30, 2023, and the related consolidated statements of operations, changes in stockholders’ deficit and cashflows for the six-month periods ended June 30, 2023 and 2022, and the related condensed notes (collectively referred to as the interim consolidated financial statements). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim consolidated financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the balance sheet of the Company as of December 31, 2022, and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for the year then ended (not presented herein); and in our report dated June 9, 2023, and we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of June 30, 2023, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

Basis for Review Results

These interim consolidated financial statements are the responsibility of the Company’s management. We conducted our review in accordance with the standards of the PCAOB. A review of interim consolidated financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the PCAOB, the objective of which is the expression of an opinion regarding the interim consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Explanatory Paragraph – Restatement

As discussed in Note 1, to the interim consolidated financial statements, the June 30, 2023, interim consolidated financial statements have been restated to correct the misstatements.

/s/ Assurance Dimensions

Certified Public Accountants

We have served as the Company’s auditor since 2022.

Tampa, Florida

August 4, 2023, except as to the effect of the restatement described in Note 1, which is dated September 21, 2023.

AMPHITRITE DIGITAL INCORPORATED

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2023

(Unaudited)

AMPHITRITE DIGITAL INCORPORATED

CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

June 30, 2023

AMPHITRITE DIGITAL INCORPORATED

Consolidated Balance Sheets

As of June 30, 2023 and December 31, 2022

(Unaudited)

	June 30, 2023	December 31, 2022
	(Unaudited)
Assets
Current Assets:
Cash	$-	$134,868
Restricted cash	62,000	-
Accounts receivable	72,268	-
Employer Retention Tax Credit receivable	122,592	-
Other receivables	-	11,537
Stock subscription receivable	-	47,000
Prepaid expenses and other current assets	54,248	29,343
Deferred offering costs	176,084	116,364
Total Current Assets	487,192	339,112

Right-of-Use assets, net	1,151,252	515,426
Deposits	32,475	33,475
Property and equipment, net	6,484,149	4,016,382
Goodwill	883,164	-
Total Assets	$9,038,232	$4,904,395

Liabilities and Stockholders’ Deficit
Current Liabilities:
Accounts payable	$388,222	$386,164
Related party payable	-	125,000
Accrued expenses	581,307	375,333
Contract liabilities	428,418	210,244
Lease liabilities, current portion	239,323	112,144
Current portion of notes payable, related parties	149,728	465,077
Current portion of notes payable, net of debt issuance costs	3,709,363	282,025
Total Current Liabilities	5,496,361	1,955,987

Long-Term Liabilities:
Lease liabilities, net of current portion	902,257	411,434
Related party notes payable, net of current portion	1,187,542	1,332,847
Notes payable, net of current portion	2,411,250	2,522,549
Total Liabilities	9,997,410	6,222,817

Commitments and Contingencies (Note 11)

Stockholders’ Deficit:
Common stock, $0.01 par value, 15,000,000 authorized; 11,368,601 and 8,375,209 issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	113,050	83,752
Additional paid-in capital	6,067,396	2,547,301
Accumulated deficit	(7,139,624)	(3,949,475)
Total stockholders’ deficit	(959,178)	(1,318,422)
Total Liabilities and Stockholders’ Deficit	$9,038,232	$4,904,395

See accompanying condensed notes to the unaudited consolidated financial statements.

AMPHITRITE DIGITAL INCORPORATED

Consolidated Statements of Operations (Restated)

For the Six Months Ended June 30, 2023 and 2022

(Unaudited)

	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022
Revenues, Net	$3,761,459	$2,205,946

Cost of Revenue
Cost of labor	1,052,418	581,672
Cost of direct operating expenses	1,177,744	488,315
Depreciation expense	440,495	208,754
Total cost of revenue	2,670,657	1,278,741

Gross profit	1,090,802	927,205

Operating Costs and Expenses:
Compensation and related expenses (includes stock based compensation of $1,420,081 and $688,125, respectively)	1,736,922	1,002,793
General and administrative expenses	881,601	583,088
Marketing and advertising expenses	661,906	201,584
Professional and consulting expenses	272,054	5,315
Depreciation expense	28,720	11,253
Total operating costs and expenses	3,581,203	1,804,033

Operating loss	(2,490,401)	(876,828)

Other Income (Expenses):
Interest expense	(844,025)	(91,343)
Employer Retention Tax Credit	122,592	-
Other income	31,679	-
Legal settlement	-	(250,000)
Gain on forgiveness of PPP loan	-	20,833
Total other expenses, net	(689,754)	(320,510)

Net Loss	$(3,180,155)	$(1,197,338)

Net Loss per Share - Basic and Diluted	$(0.33)	$(0.17)

See accompanying condensed notes to the unaudited consolidated financial statements.

AMPHITRITE DIGITAL INCORPORATED

Consolidated Statements of Changes in Stockholders’ Deficit (Restated)

For the Six Month Periods Ended June 30, 2023 and 2022

					Total
	Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Deficit
Balance, January 1, 2022	6,650,000	$66,500	$-	$(249,556)	$(183,056)
Exercise of vested stock options	801,175	8,012	(8,012)	-	-
Deemed dividend	-	-	-	(689,218)	(689,218)
Distributions	-	-	-	(66,357)	(66,357)
Stock based compensation	-	-	688,125	-	688,125
Net loss	-	-	-	(1,197,338)	(1,197,338)
Balance, June 30, 2022	7,451,175	$74,512	$680,113	$(2,202,469)	$(1,447,844)

Balance, January 1, 2023	8,375,209	$83,752	$2,547,301	$(3,949,475)	$(1,318,422)
Stock issued in acquisition	300,000	3,000	297,000	-	300,000
Stock issued as partial repayment of note payable, related party	300,000	3,000	297,000	-	300,000
Stock issued to purchase vessel	14,125	141	49,859	-	50,000
Sale of common stock for cash	1,060,183	10,602	1,246,896	-	1,257,498
Stock issued for services	4,000	40	3,960	-	4,000
Stock issued as repayment of accounts payable, related party	61,131	611	215,791	-	216,402
Exercise of vested stock options	1,253,953	11,904	(10,492)	-	1,412
Stock based compensation	-	-	1,420,081	-	1,420,081
Distributions	-	-	-	(9,994)	(9,994)
Net loss	-	-	-	(3,180,155)	(3,180,155)
Balance, June 30, 2023	11,368,601	$113,050	$6,067,396	$(7,139,624)	$(959,178)

See accompanying condensed notes to the unaudited consolidated financial statements.

AMPHITRITE DIGITAL INCORPORATED

Consolidated Statements of Cash Flows

For the Six Month Periods Ended June 30, 2023 and 2022

	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022
Cash Flows from Operating Activities:
Net loss	$(3,180,155)	$(1,197,338)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	469,215	220,007
Amortization of debt discount	88,190	-
Amortization of right-of-use assets	80,376	100,502
Stock issued for services	4,000	-
Stock based compensation	1,420,081	688,125
Gain on forgiveness of PPP loan	-	(20,833)
Changes in operating assets and liabilities:
Increase in accounts receivable	(72,268)	-
Increase in Employer Retention Tax Credit receivable	(122,592)	-
Increase in other receivables	11,537	17,468
Increase in prepaid expenses	(24,905)	(85,578)
Decrease in deposits	2,074	-
Increase in accounts payable	23,158	131,712
Increase in accounts payable - related party	70,302	-
Increase in accrued expenses	199,019	342,911
Increase in contract liabilities	213,308	7,197
Decrease in lease liabilities	(98,200)	(64,157)
Net cash (used in) provided by operating activities	(916,860)	140,016

Cash Flows from Investing Activities:
Net cash paid in Windy of Chicago, Ltd. asset acquisition	-	(100,000)
Cash paid for Paradise Adventures acquisition, net of cash acquired	(817,078)	-
Purchase of property and equipment	(73,276)	(1,250,568)
Net cash used in investing activities	(890,354)	(1,350,568)

Cash Flows from Financing Activities:
Proceeds from notes payable, related parties	-	121,880
Repayment of notes payable, related parties	(165,462)	(136,539)
Proceeds from notes payable	2,180,000	1,544,600
Repayment of notes payable	(1,514,976)	(85,921)
Proceeds from the sale of common stock	1,257,498	-
Increase in deferred offering costs	(59,720)	-
Proceeds from stock subscription receivable	47,000	-
Distributions	(9,994)	(66,357)
Net cash provided by financing activities	1,734,346	1,377,663

Net Increase (decrease) in cash and restricted cash	(72,868)	167,111
Beginning of period	134,868	1,027
End of period	$62,000	$168,138

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$761,430	$51,335
Cash paid for income taxes	$-	$-

Supplemental Disclosure of Non-Cash Investing and Financing Activities:
Stock issued as partial repayment of note payable, related party	$300,000	$-
Stock issued in acquisition	$300,000	$-
Note payable issued in acquisition	$2,076,000	$-
Acquired leases under ASC 842	$48,291	$558,449
Note payable issued for purchase of vessel	$500,000	$1,200,000
Common stock issued for purchase of vessel	$50,000	$-
Common stock issued as repayment on accounts payable, related party	$216,402	$-
Exercise of stock option with stock subscription receivable	$1,412	$-
ROU asset and operating liabilities on execution of lease	$667,911	$-

Reconciliation of cash and restricted cash
Cash	$-	$168,138
Restricted cash	62,000	-
Total cash and restricted cash	$62,000	$168,138

See accompanying condensed notes to the unaudited consolidated financial statements.

NOTE 1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Business Activities

In April 2022, Amphitrite Digital Incorporated (“AMDI”) and STDC Holdings, Incorporated (“STDC”), a wholly owned subsidiary of AMDI was registered and incorporated under the laws of the United States Virgin Islands (“USVI”).

AMDI was established to hold the operations of in-destination tour activity operators providing primarily boat tours and private boat charters using advanced digital technology platforms to market, manage and operate in-destination tours, activities and events in the U.S. and the Caribbean. Through its wholly owned subsidiaries, AMDI owns and operates more than a dozen tour and charter boats with its main operations located in USVI, Panama City, Florida and Chicago, Illinois.

STDC was formed for the purpose of acquiring the discrete Seas the Day business unit of Ham and Cheese Events LLC.

Ham and Cheese Events, LLC (“HAM”) was formed in March 2012 as a Texas limited liability company and serves as the legal entity for various business units. Two individuals, Hope Stawski and Scott Stawski (collectively referred to as the “Stawskis”) own 100% of the membership interests of HAM. The operations of HAM consisted of five separate and discrete business units: 1) operations of the Seas the Day business unit (“Seas the Day BU”) consisting of a tour activities and attractions business located in USVI and marketed under the ‘Seas the Day’ brand primarily Seas the Day Charters USVI – www.seasthedayusvi.com; 2) operations of the Windy of Chicago Ltd. (“WOC”) consisting of the tour activity and attractions business for ‘Tall Ship Windy’; www.tallshipwindy.com (since acquired by HAM in January 2022); 3) operations of the Prosper Estate Winery and Vineyard business which was closed in May of 2021; 4) operations of the Magen’s Hideaway bed and breakfast and vacation villa business unit (“Magens BU”); and 5) marketing consulting and other miscellaneous business activities.

The Stawskis are the majority stockholders of AMDI; therefore, HAM is considered to be a related party and an entity under common control.

Acquisitions and Reorganization between Entities Under Common Control

Between January 1, 2022 and April 19, 2022, the following events took place:

●	On January 12, 2022, HAM acquired 100% of the issued and outstanding common stock of WOC and the rights to a docking lease at Navy Pier in Chicago and lease of Tall Ship WINDY, for cash consideration of $100,000.

●	On April 1, 2022, AMDI acquired 100% of the issued and outstanding common stock of WOC from HAM for consideration of $100,000. The consideration consisted of a $100,000 note payable bearing interest at 4% per annum, secured by the common stock of WOC with all outstanding principal and accrued interest due at maturity on April 1, 2023 (see Note 7). This transaction was deemed to be an asset acquisition (see Note 5) and transaction between entities under common control.

●	On April 19, 2022, STDC acquired the separate and discrete Seas the Day business unit of Ham and Cheese Events LLC. In this transaction, 100% of the operating assets and 100% of the liabilities of the Seas the Day BU of Ham and Cheese Events LLC was acquired by STDC. STDC issued Ham and Cheese events LLC a note payable in the amount of $551,098 as consideration for the Seas the Day BU. The note bears interest at 4% per annum with all outstanding principal and accrued interest due upon maturity on April 1, 2028 and is secured by a security agreement on the acquired assets of the Seas the Day BU. This was considered to be a transaction between entities under common control. Therefore, the operating assets and liabilities of Seas the Day BU were recorded by STDC at their carrying values as of April 19, 2022 and the excess consideration over net liabilities acquired as a deemed dividend.

●	On January 18, 2023, AMDI acquired 100% of the issued and outstanding membership interests in Paradise Adventures LLC (“PA”) for a total purchase price of approximately $3,200,000 which was funded through a cash payment of approximately $824,000, issuance of a note payable in the amount of $2,076,000 and the issuance of 300,000 shares of AMDI common stock with an estimated fair value of $1 per share or $300,000 based on recent sales of common stock (see Notes 8 and 9).

In addition to the notes payable consideration issued to the owners of HAM, for their contribution of WOC and the Seas the Day BU to AMDI, AMDI, as parent company, issued a total of 6,400,000 shares of common stock to the Stawskis, majority owners of HAM (3,200,000 to each person) and another 250,000 shares of common stock to a founder. The reorganization was a transaction between entities under common control as there was no change in the ownership structure but simply a change in the parent company of WOC and the Seas the Day BU from HAM to AMDI and a change in the reporting entity. In accordance with subtopic ASC 805-50 Business Combination, since the common-control transaction results in a change in the reporting entity, the consolidated financial statements have been retrospectively adjusted to include the assets and liabilities received in the reorganization and business operations of the Seas the Day BU for all periods presented as if the reorganization had occurred at the beginning of the period included in the consolidated financial statements and the acquisition of WOC’s issued and outstanding common stock has if it had occurred on January 12, 2022. Further, the consideration transferred by AMDI to the owners and founder of HAM of 6,650,000 shares of common stock, with a par value of $0.01, has been reflected as part of the reorganization with a corresponding adjustment to accumulated deficit. The excess of consideration provided over the net liabilities assumed by AMDI of $689,218 in the reorganization has been presented as a deemed dividend and increase to accumulated deficit in the accompanying unaudited consolidated statements of stockholders’ deficit.

Basis of Presentation

The consolidated financial statements include AMDI (incorporated April 2022, and its wholly owned subsidiaries WOC (since acquired January 12 2022), STDC (incorporated April 2022) which holds the operating assets, liabilities and business activities of the Seas the Day BU, and Paradise Adventures LLC (“PA”) (since acquired on January 18, 2023). AMDI and its wholly owned subsidiaries are collectively referred to as the “Company”. All intercompany transactions have been eliminated in consolidation.

The Company prepared the accompanying unaudited consolidated financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information and with instruction of Article 8-03 of Regulation S-X. Operating results for interim periods are not necessarily indicative of results that maybe be expected for the fiscal year as a whole or any future period. Certain information and note disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted from these statements pursuant to such accounting principles and, accordingly, they do not include all the information and notes necessary for comprehensive financial statements. The information included in these unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto included in the Company’s form S-1 provided in this prospectus.

Restatement

The Company concluded it should restate previously issued interim unaudited financial statements to correct an error on the consolidated unaudited statement of stockholders’ deficit for the six months ended June 30, 2022 and the consolidated unaudited statements of operations for the six months ended June 30, 2023 and 2022.

The restatement to the consolidated unaudited statement of changes in stockholders’ deficit is a result of the reorganization between entities under common control that occurred in April 2022. In connection therewith, the Company issued a total of 6,650,000 shares of common stock to three individuals. In accordance with subtopic ASC 805-50 Business Combination, common-control transactions that result in a change in the reporting entity require the retrospective presentation of financial statements as if the reorganization had occurred at the beginning of the period or January 1, 2022. Our previously issued consolidated statement of stockholders’ deficit erroneously presented the shares issued to the three individuals in the reorganization during the six months ended June 30, 2022 versus presenting retrospectively as of January 1, 2022. Therefore, we have corrected this presentational error.

Further, we have restated our consolidated unaudited statements of operations for the reclassification of depreciation expense associated with vessels and docks, assets directly utilized in the Company’s revenue generating activities, from operating expenses to cost of revenues.

The restated financial statements are indicated as “Restated.” These restatements did not have an impact on the accompanying consolidated balance sheet, cash flows, or earnings (loss) per share as of and for the six months ended June 30, 2023 and 2022.

The impact of the restatement to the consolidated unaudited changes to stockholders’ deficit as of January 1, 2022 is as follows:

	January 1, 2022
Statement of Stockholder’s Equity (Deficit)	As Previously Reported	Adjustment	As Restated
Common stock - shares	$-	6,650,000	6,650,000
Common stock - amount	$-	$66,500	$66,500
Accumulated deficit	$-	$(249,556)	$(249,556)
Invested equity (deficit)	$(183,056)	$183,056	$-

	Six Months Ended June 30, 2023
Statement of Operations	As Previously Reported	Adjustment	As Restated
Depreciation expense	$-	$440,495	$440,495
Total cost of revenue	$2,230,162	$440,495	$2,670,657
Gross profit	$1,531,297	$(440,495)	$1,090,802
Depreciation expense	$469,215	$(440,495)	$28,720
Total operating costs and expense	$4,021,698	$(440,495)	$3,581,203

	Six Months Ended June 30, 2022
Statement of Operations	As Previously Reported	Adjustment	As Restated
Depreciation expense	$-	$208,754	$208,754
Total cost of revenue	$1,069,987	$208,754	$1,278,741
Gross profit	$1,135,959	$(208,754)	$927,205
Depreciation expense	$220,007	$(208,754)	$11,253
Total operating costs and expense	$2,012,787	$(208,754)	$1,804,033

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies followed by the Company in the preparation of the consolidated financial statements is as follows:

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits with banks and all highly liquid investments with original maturities of three months or less. The Company considers investments in money market funds to be cash equivalents. As of June 30, 2023 and December 31, 2022, the Company held no cash equivalents.

The Company maintains its cash with financial institutions in bank deposit accounts which, at times, exceed federally insured limits. As of June 30, 2023 and December 31, 2022, the Company did not have any deposits in excess of federal insured limits of $250,000. The Company maintains its cash with high quality financial institutions, which limits these risks.

Restricted Cash

Restricted cash consists of $62,000 of cash in an escrow deposit account in connection with the pending acquisition of the Paradise Group.

Leases

The Company accounts for leases under ASC Topic 842 Leases. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities on the condensed unaudited consolidated balance sheets. The Company leases an office, a workshop and boat slips for vessels to conduct business. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a term of 12 months or less.

Operating lease ROU assets represent the right to use the leased asset for the lease term and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at the adoption date in determining the present value of future payments. Operating lease expense is recognized on a straight-line basis over the lease term and is included in general and administrative expenses in the consolidated statements of operations.

Property and Equipment, Net

Property and equipment are stated at cost, and depreciation is provided by use of the straight-line methods over the estimated useful lives of the various classes of depreciable assets. When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is recognized. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Goodwill and Other Intangibles

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination. The Company reviews goodwill for impairment as of November 30, each year, or more frequently if events or circumstances dictate. As of June 30, 2023, the Company’s goodwill relates to the acquisition of Paradise Adventures LLC (see Note 4). The impairment analysis of goodwill is first based on a qualitative assessment to determine whether it is necessary to perform the more detailed quantitative goodwill impairment test. The Company performs the quantitative test if the qualitative assessment determines it is more likely than not that a reporting unit’s estimated fair value is less than its carrying amount. The Company may elect to bypass the qualitative assessment and proceed directly to the quantitative test for any reporting unit. When performing the quantitative test, if the estimated fair value of the reporting unit exceeds its carrying value, no further analysis is required. However, if the estimated fair value of the reporting unit is less than the carrying value, goodwill is written down based on the difference between the reporting unit’s carrying amount and its fair value, limited to the amount of goodwill allocated to the reporting unit. Judgment is required in estimating the fair value of a reporting unit.

Long-Lived Assets

The Company recognizes impairment losses on long-lived assets including intangible assets with finite lives, used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying values. Management has reviewed the Company’s long-lived assets and determined there were no indicators of impairment as of June 30, 2023 and December 31, 2022.

Deferred Offering Costs

Costs incurred prior to an equity offering are capitalized until the offering occurs. Upon the equity offering, all accumulated costs are charged against proceeds. If the Company determines that the equity offering will not occur, the accumulated costs are charged to operations.

Business Combinations

The Company records acquisitions pursuant to ASC Topic 805, Business Combinations, (“ASC 805”). The Company recognizes, with certain exceptions, 100% of the fair value of assets acquired, liabilities assumed, and non-controlling interests when the acquisition constitutes a change in control of the acquired entity.

Stock issued in consideration for a business combination, contingent consideration arrangements and pre-acquisition loss and gain contingencies are all measured and recorded at their acquisition-date fair value. Subsequent changes to fair value of contingent consideration arrangements are generally reflected in earnings. Acquisition-related transaction costs are expensed as incurred. The operating results of entities acquired are included in the accompanying unaudited consolidated statements of operations from the respective date of acquisition.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606”) and all the related amendments.

The core principle of ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. ASC 606 defines a five-step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under previous U.S. GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation.

Revenues consist of completed group boat tours and private charters, food and beverage sales during the tours and charters, and merchandise sales. Revenue is recognized at the time of completing the performance obligation, in this case, the completion of the tour or charter activity or the passing of the non-refundable booking date. Food, beverage and merchandise sales are recorded at the completion of the sales transaction when the food, beverage or merchandise is delivered to the customer. Accordingly, revenues are recognized at a point in time.

Boat tour and charter bookings occur via our multiple websites at www.seasthedayusvi.com, www.amphitritedigital.com, www.tallshipwindy.com, paradiseadventurespcb.com, direct phone sales, or third-party online travel agencies (“OTAs”). Customers pay for their group tour or private charter in full at the time of booking. Revenues are recorded based on the total amount charged to customers, net of sales tax collected. Commissions and fees paid to OTAs and other booking agents are recorded as cost of revenues. Group tours and private charters completed prior to the Company receiving payment from OTAs or other booking agents due to timing are reflected as accounts receivable. Advance payments from customers are reflected as contract liabilities which are recognized as revenue upon completion of the tour or charter.

The following table provides information about accounts receivable and contract liabilities from contracts with customers:

	Accounts Receivable	Contract Liabilities
January 1, 2022	$17,468	$232,071
December 31, 2022	$-	$210,244
June 30, 2023	$72,268	$428,418

Contract liabilities are typically recognized as revenue within less than twelve months. As of June 30, 2023, the majority of contract liabilities are expected to be recognized by December 31, 2023.

Accounts receivable consist of completed group tours and private charters for which the Company received the receipt of fees from OTAs and other booking agents shortly after June 30, 2023.

During the six months ended June 30, 2023 and 2022, revenues generated from the USVI operations were 46% and 75%, respectively.

Cost of Revenues

Cost of revenues includes labor, commission and fees charged by OTAs and other booking agents, depreciation and direct operating expenses including annual operating lease fees, and direct food and beverage expenses incurred on the completion of the tour or charter.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses totaled $661,906 and $201,584, respectively, during the six months ended June 30, 2023 and 2022 and are presented in marketing and advertising expenses in the accompanying unaudited condensed consolidated statements of operations.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates include the estimated useful lives of long-lived assets, fair value of stock-based compensation, valuation of deferred tax assets and fair value of assets acquired in a business combination. Actual results could differ from those estimates.

Potentially Dilutive Securities

The Company has excluded all common equivalent shares outstanding for outstanding stock options to purchase common stock from the calculation of diluted net loss per share, as all such securities are anti-dilutive for the periods presented. As of June 30, 2023 and June 30, 2022, stock options outstanding totaled 2,038,395 and 1,525,00, respectively.

Stock Based Compensation

Compensation expense for all stock based employee and director compensation awards granted is based on the grant date fair value estimated in accordance with the provisions of ASC Topic 718, Compensation - Stock Compensation. The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the award, which is generally the option vesting term. Vesting terms vary based on the individual grant terms. For stock options, the Company estimates the fair value using a closed form option valuation (Black-Scholes) model or in cases where the option has no exercise price or a nominal exercise price the estimated grant date fair value is based on the price per share of recent common stock sales as this is equivalent to a Black-Scholes value. The estimated fair value is then expensed over the requisite service period of the award which is generally the vesting period.

The Black-Scholes option-pricing model requires the input of certain assumptions that require the Company’s judgment, including the expected term and the expected stock price volatility of the underlying stock. The assumptions used in calculating the fair value of stock based compensation represent management’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change resulting in the use of different assumptions, stock based compensation expense could be materially different in the future.

NOTE 3. GOING CONCERN

These consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates continuity of operations, realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has negative working capital of $5,009,169 and a total stockholders’ deficit of $959,178 as of June 30, 2023. During the six months ended June 30, 2023, the Company incurred a net loss of $3,180,155 and used cash in operations of $916,860. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issue date of this report.

Historically, the Company has relied upon cash flows from operations for its capital and growth needs. Management believes that existing cash balances will not be sufficient to meet its financial obligations for the next twelve months without additional capital through the issuance of debt or equity. However, no assurance can be provided that such additional capital will be become available or at favorable terms.

These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might result from this uncertainty.

NOTE 4. ACQUISITION OF PARADISE ADVENTURES LLC

Description of Transaction

On January 18, 2023, AMDI acquired 100% of the issued and outstanding membership interests in Paradise Adventures LLC (“PA”) for a total purchase price of $3,200,000 which was funded through a cash payment of approximately $824,000, issuance of a note payable in the amount of $2,076,000 and the issuance of 300,000 shares of AMDI common stock with an estimated fair value of $1 per share or $300,000 based on recent sales of common stock (see Notes 8 and 9). AMDI obtained control of PA on January 18, 2023 following the exchange of consideration; thus, the closing date of January 18, 2023 was the acquisition date.

This transaction has been treated as a business combination in accordance with ASC 805. These financial statements reflect the assets acquired and liabilities assumed at their acquisition date fair value, which are provisional and subject to change as the fair value of property and equipment and intangibles acquired in the business combination was incomplete as of the date of these unaudited interim financial statements due to the timing of the acquisition. The difference between the provisional fair value of net assets acquired and the purchase price consideration has been reflected as goodwill. ASC 805 provides for a one year period for measurement adjustments for certain acquired net assets that are based on provisional amounts. The Company is in the process of finalizing the fair value of the acquired assets.

Purchase Price Allocation

The following is a summary of the provisional fair values of net assets acquired in the acquisition of PA:

Amount
(Unaudited)
Cash	$6,928
Other asset	1,074
ROU asset	48,291
Boats (provisional)	2,212,700
Vehicles (provisional)	35,000
Equipment (provisional)	66,000
Goodwill (provisional)	883,164
Total assets acquired	3,253,157

Operating lease liability	48,291
Contract liability	4,866
Total liabilities assumed	53,157

Total net assets acquired and purchase consideration	$3,200,000

Results of PA Subsequent to the Acquisition

PA had revenues and net loss of $1,293,910 and $305,049, respectively, which includes the impact of purchase accounting adjustments. These results are included in the unaudited consolidated statements of operations for the period from January 18, 2023 through June 30, 2023. The operating activity of PA was not significant prior to January 18, 2023. Therefore, the statement of operations for the six months ended June 30, 2023 includes substantially all of PA’s operating activity.

Unaudited Pro Forma Information for the Six Months Ended June 30, 2022

The following unaudited supplemental pro forma financial information presents the financial results for the six month period ended June 30, 2022 as if the acquisition of PA had occurred on January 1, 2022. The pro forma financial information includes, where applicable, adjustments for: (i) additional depreciation expense of approximately $174,000 that would have been recognized related to the acquired property and equipment, (ii) reduction of interest expense as all outstanding debt on PA was repaid in full in the acquisition.

The pro forma financial information excludes adjustments for estimated cost synergies or other effects of the integration of PA:

Six Months Ended June 30, 2022 (Unaudited)
Revenues, Net	$2,881,113

Cost of revenue (excludes depreciation expense presented in operating expenses)	1,525,604

Gross profit	1,355,509

Operating expenses	2,500,034

Other expenses, net	(2,497)

Net Loss	$(1,147,022)

Net Loss per Share - Basic and Diluted	$(0.16)

The pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have been achieved had PA been acquired as of the date indicated or the results that may be obtained in the future.

NOTE 5. ASSET ACQUISITION OF WINDY OF CHICAGO LTD.

Acquisition of Windy of Chicago Ltd.

On January 12, 2022, HAM acquired 100% of the common stock of WOC, for cash consideration of $100,000 for the rights to the docking lease at Navy Pier in Chicago and lease of Tall Ship WINDY, a 148’ schooner providing private and group charters, located at Chicago, Illinois’s Navy Pier. This acquisition was treated as an asset purchase under ASC 805-10-55-5.

Purchase price	$100,000
Net assets acquired	(3,063)
Fair value applied to dock and ship rights	$96,937

Related Party Vessel Purchase and Sale Agreement between WOC and Tall Ship Adventures of Chicago, Inc.

In April 2022, WOC entered into a vessel purchase and sale agreement with Tall Ship Adventures of Chicago, Inc., an Illinois corporation owned 100% by the seller of WOC, in the amount of $1,850,000 for Tall Ship WINDY. The vessel purchase and sale agreement required payment of a deposit of $143,500.

Related party note payable issued to Tall Ship Adventures, Inc.	$1,200,000
Vessel Purchase and Sale Agreement Deposit	143,500
Operating Lease deposit	41,500
Cash at Closing	465,000
Total Consideration in Acquisition of Tall Ship WINDY:	$1,850,000

WOC issued a note payable to Tall Ship Adventures, Inc., in the amount of $1,200,000 requiring monthly payments of $10,126 of principal and interest at 6% per annum. The note is secured by a mortgage on Tall Ship WINDY and matures April 2037 (see Note 8).

The Company has deemed the acquisition of WOC and Tall Ship WINDY as one combined transaction due to the nature of WOC’s business and the timing of the transactions. The Company has recorded this transaction as an asset acquisition due to the purchase price consideration primarily being concentrated in one asset, Tall Ship WINDY, and has allocated the aggregate $1,950,000 total purchase consideration to the net assets acquired with approximately $1.9 million being allocated to Tall Ship WINDY.

WOC is a seasonal business with its primary operations being conducted during the summer months from May to September. Since the asset acquisition closed prior to the start of the 2022 season, the unaudited results of operations for the six months ended June 30, 2022, include substantially all of the operating activities of WOC. For the six months ended June 30, 2022, revenues and net loss include $466,665 and $137,932 incurred by WOC.

NOTE 6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following as of June 30, 2023 and December 2022:

	Estimated
Description	Useful Lives	2023	2022
Property and Equipment:
Boats	7-10	$7,848,178	$4,911,055
Vehicles	5-7	118,384	118,384
Boat Dock	20	65,925	65,925
Office Equipment	5	18,470	18,470
Total property and equipment, at cost		8,050,957	5,113,834
Accumulated depreciation		(1,566,808)	(1,097,452)
Total property and equipment, net		$6,484,149	$4,016,382

Depreciation expense totaled $469,215 and $220,007 for the six months ended June 30, 2023 and 2022, respectively, which has been presented in cost of revenues and operating costs and expenses on the accompanying unaudited consolidated statements of operations.

NOTE 7. NOTES PAYABLE RELATED PARTIES

A summary of notes payable, related parties outstanding as of June 30, 2023 and December 31, 2022 is presented below.

	June 30, 2023	December 31, 2022
In June 2019, the Seas the Day BU issued a note payable with the managing member of Ham & Cheese LLC in the amount of $236,529, bearing interest at 8.04% per annum and requiring fixed monthly payments of principal and interest of $2,928 through maturity in June 2029. The note is secured by property and equipment with a carrying value of $113,176 and $132,578 as of June 30, 2023 and December 2022, respectively.	$173,075	$183,305

In December 2021, the Seas the Day BU issued a note payable with the managing member of the Company, bearing interest at 22% and requiring fixed monthly payments of principal and interest of $1,256 through maturity in November 2024 is secured by substantially all assets of the Company.	18,202	24,403

In April 2022, AMDI issued a short term note payable with Ham & Cheese Events LLC in the amount of $100,000 bearing zero interest, with one lump sum payment due in April 2023. The note was fully repaid as of June 30, 2023.	-	50,000

In April 2022, AMDI issued a note payable with Ham & Cheese Events LLC in the amount of $551,098 as consideration for the contribution of STDC’s business operations to AMDI, bearing interest at 4% and due on April 1, 2028. No regular payments are required. The note is secured by essentially all assets of AMDI.	367,098	396,098

In April 2022, AMDI issued a note payable with Ham & Cheese Events LLC in the amount of $75,000 and requiring fixed monthly payments of principal and interest of $1,683 through maturity in April 2023. The note is secured by all assets as defined in Article 9 of the UCC Code.	9,931	22,584

In April 2022, AMDI issued a note payable with the managing member of Ham & Cheese LLC in the amount of $85,000, bearing interest at 6.49% per annum and requiring fixed monthly payments of principal and interest of $1,663 through maturity in April 2027.	67,693	75,328

In April 2022, WOC entered into a mortgage in the amount of $1,200,000, requiring monthly payments ranging from $5,716 - $10,126 with a 6% interest rate, due in April 2037, for the acquisition of the Tall Ship WINDY (see note 5). In July 2022 and January 2023, $180,000 and $300,000 of the loan was repaid with 180,000 and 300,000 shares of common stock with an estimated value of $1.00 per share, respectively.	643,733	961,356

In October 2022, STDC issued a note payable with Ham & Cheese Events LLC in the amount of $100,000 and requiring fixed monthly payments of principal and interest of $2,244 through maturity in October 2023. The note is secured by all assets as defined in Article 9 of the UCC Code.	57,538	84,850

Total notes payable, related parties	1,337,270	1,797,924
Less current portion	(149,728)	(465,077)
Long-term portion	$1,187,542	$1,332,847

Future maturities of notes payable, related parties are as follows:

Year ended December 31,
2023 (remainder)	$114,460
2024	82,925
2025	75,500
2026	80,804
2027	71,169
Thereafter	912,412
$1,337,270

During the six months ended June 30, 2023 and 2022, total interest expense incurred on the notes payable, related parties totaled $43,392 and $34,265, respectively.

NOTE 8. NOTES PAYABLE

A summary of notes payable outstanding as of June 30, 2023 and December 31, 2022 is presented below.

	June 30, 2023	December 31, 2022
In May 2020, the Seas the Day BU entered into a Paycheck Protection Program Loan (“PPP Loan”) in the amount of $93,074 with a 1% interest rate, due in May 2022. Fixed monthly payments of principal and interest in the amount of $3,919. In June 2022, the government issued loan forgiveness in the amount of $20,833.	$33,604	$46,925

In May 2020 and October 2021, the Seas the Day BU entered into an Economic Injury Disaster Loan in the amount of $150,000, bearing interest at 3.75% per annum and requiring monthly payments of $731. In October 2021, AMDI received an additional $350,000 in loan proceeds and the monthly payment increased to $2,511 through maturity in May 2050. In January 2022, AMDI received a third amount of $772,700 and the monthly payment increased to $6,217. Payments have been deferred 30 months from the date of the loan and are due beginning October 2023.	1,272,600	1,272,600

In October 2020, the Seas the Day BU entered into a ship mortgage for a vessel in the amount of $225,000 requiring fixed monthly principal payments of $2,679 plus interest at the Prime Rate plus 2% (10.25% at June 30, 2023) and maturing in October 2027. The note is secured by a first preferred ship mortgage on property and equipment with carrying values of $123,428 and $195,685 as of June 30, 2023, and December 31, 2022, respectively.	145,043	158,436

In March 2021, the Seas the Day BU entered into a promissory note in the amount of $215,000, bearing interest at 5.99% and requiring fixed monthly payments of principal and interest of $2,996 through maturity in March 2026. The note is secured by property and equipment with a carrying value of $145,893 and $161,250 as of June 30, 2023, and December 31, 2022, respectively.	93,470	108,385

In October 2021, the Seas the Day BU entered into a promissory note in the amount of $286,948, bearing interest at 5.99% and requiring fixed monthly payments of principal and interest of $4,437 through maturity in October 2026. The note is secured by property and equipment with a carrying value of $215,748 and $247,059 as of June 30, 2023, and December 31, 2022, respectively.	164,169	185,500

Economic Injury Disaster Loan assumed by AMDI with its acquisition of WOC in the amount of $499,900, bearing interest at 3.75% per annum and requiring monthly payments of $2,511. The note is secured by substantially all assets of Windy of Chicago Ltd.	499,900	499,900

In March 2022, the Seas the Day BU entered into a promissory note in the amount of $272,000 with an interest rate of 5% requiring monthly payments of $3,816 through April 2029. This promissory note was refinanced with the same financial institution in May 2023 (see below).	-	262,124

In May 2023, STDC refinanced a promissory note with the same financial institution in the amount of $256,000 with an interest rate based on the prime rate plus 2% (10.25% as of June 30, 2023) requiring monthly payments of $3,816 through March 2029 and a balloon payment April 2029. The note is secured by property and equipment with a carrying value of $342,049 as of June 30, 2023.	256,000	-

In May 2022, WOC entered into a premium financed insurance agreement in the amount of $55,856 with a 7.5% interest rate and monthly payment of $4,450 until expiration of the policy in May 2023.	-	13,175

	June 30, 2023	December 31, 2022
In October 2022, STDC entered into a promissory note in the amount of $195,000, bearing interest at 5.99% and requiring fixed monthly payments of principal and interest of $3,016 through maturity in October 2026. The note is secured by property and equipment with a carrying value of $148,43 and $174,373 as of June 30, 2023, and December 31, 2022, respectively.	111,582	126,059

In October 2022, STDC entered into a secured promissory note in the amount of $110,000, bearing interest at 6% due on December 2022. This secured promissory note was paid in full as of June 30, 2023	-	97,546

In December 2022, AMDI entered into a receivable sales agreement in the amount of $35,000, bearing interest at 2.19%, and requiring fixed weekly payments of principal and interest of $1,969. This agreement is secured by the title to receivables.	16,751	33,924

In January 2023, AMDI executed a loan and security agreement in the amount of $800,000 for net proceeds after $40,000 of debt issuance costs of $760,000. The note bears interest at an effective annual rate of 98% due August 2023 and requires weekly payments in various amounts. The loan is secured by substantially all assets of the Company.	536,609	-

In April 2023, AMDI executed a loan and security agreement in the amount of $1,260,000 for net proceeds after $96,000 of debt issuance costs of $1,164,000. The note bears interest at an effective annual rate of 132% due October 2023 and requires 28 weekly payments of $64,800. The loan is secured by substantially all assets of the Company.	967,165	-

In connection with the acquisition of Paradise Adventures, Inc. (see Note 4), AMDI issued a note payable in the amount of $2,076,000 with the seller bearing no interest. The note matures 90-days from issuance date, or the effective date of the AMDI’s Form S-1 filed with the Securities and Exchange Commission which has not yet occurred. AMDI made a payment of $500,000 against the amount owed. The note payable is collateralized by the property and equipment held by PA.	1,576,000	-

AMDI issued a mortgage note in the amount of $500,000 for the purchase of a vessel. The note bears interest at 6% and requires three monthly payments of $4,500 with the remaining amount of $486,500 due September 15, 2023. The note is secured by the vessel with a net book value of approximately $547,000 as of June 30, 2023.	495,500	-

Total notes payable	6,168,393	2,804,574
Less: unamortized debt issuance costs	(47,780)	-
Total notes payable, net of unamortized debt issuance costs	6,120,613	2,804,574
Less current portion, net of discounts	(3,709,363)	(282,025)
Long-term portion	$2,411,250	$2,522,549

Future maturities of notes payable are as follows:

Year ended December 31,
2023 (remainder)	$3,676,775
2024	218,523
2025	209,027
2026	185,668
2027	95,709
Thereafter	1,782,691
$6,168,393
Less: unamortized debt issuance costs	(47,780)
$6,120,613

During the six months ended June 30, 2023 and 2022, total interest expense incurred on the notes payable totaled $695,080 and $55,580, respectively.

NOTE 9. STOCKHOLDERS’ DEFICIT

The Company is authorized to issue a total of 15,000,000 shares of common stock having a par value of $0.01.

The following shares of common stock were issued during the six-month periods ended June 30, 2023 and 2022:

Issuance of Common Stock to Founders in Exchange for Contribution of WOC and the Seas the Day BUI:

In April 2022, AMDI issued an aggregate of 6,400,000 shares of common stock to two founders of Ham & Cheese LLC, respectively, in the reorganization in exchange for their contribution of WOC and Seas the Day BU (see Note 1). Also, a key employee and additional founder received 250,000 shares of common stock in the reorganization. These shares have been reflected as part of the reorganization with a corresponding adjustment to accumulated deficit.

Issuance of Common Stock for Cash

During the six months ended June 30, 2023, the Company issued a total of 1,060,183 shares of common stock for gross proceeds of $1,257,498. The price per share of common stock ranged from $1.00 - $3.54.

No such sales of common stock took place during the six months ended June 30, 2022.

Issuance of Common Stock in Acquisition of PA

During the six months ended June 30, 2023, the Company issued the sellers of PA 300,000 shares of common stock as part of the total consideration paid in the acquisition of PA (see Note 4). The estimated fair value of these shares was $300,000 based on recent common stock sales, at the time, of $1.00 per share.

Issuance of Common Stock for Settlement of Liabilities

During the six months ended June 30, 2023, the Company issued to the seller of WOC 300,000 shares of common stock as partial payment against the outstanding note payable due to seller related to the purchase of the Tall Ship WINDY (see Note 7). The estimated fair value of these shares was $300,000 based on recent common stock sales, at the time, of $1.00 per share.

During the six months ended June 30, 2023, the Company issued to a related party a total of 61,131 shares of common stock as settlement for accounts payable totaling $216,402 owed to the related party for various working capital advances provided to the Company as needed. The estimated fair value of these shares was $216,402 based on recent common stock sales, at the time, of $3.54.

Issuance of Common Stock for Purchase of Vessel

During the six months ended June 30, 2023, the Company issued 14,125 shares of common stock to the seller of a vessel that was acquired for a total purchase price of $550,000. The vessel was paid with $50,000 of shares of common stock based on recent common stock sales at the time of $3.54 and a $500,000 secured note payable (see Note 8).

Issuance of Stock for Services

During the six months ended June 30, 2023, the Company issued 4,000 shares of common stock to a services provider with an estimated fair value of $4,000 based on recent common stock sales of $1.00.

Exercise of Vested Stock Options

As further disclosed below, the Company grants stock options to employees under a stock compensation plan. These options typically have no or minimal exercise price and are exercised by most employees upon vesting. During the six months ended June 30, 2023, a total of 1,253,953 shares of common stock were issued upon the exercise of vested stock options, including 254,238 shares issued to directors, 75,000 shares issued to the current chief executive officer (“CEO”), and 150,000 shares issued to majority stockholders of the Company.

Further, 141,253 of these exercised options were granted to a Company director and current chief CEO with an exercise price of $.01. The total purchase price of $1,014 has been recorded by the Company has a stock subscription receivable. All other exercised stock options had no exercise price.

During the six months ended June 30, 2022, a total of 801,175 shares of common stock were issued upon the exercise of vested stock options with no exercise price, including 225,000 shares issued to directors of the Company with an estimated fair value of $1.00.

Employee Stock Compensation Plan and Stock-Based Compensation

In 2022, the Company adopted an employee stock-based compensation plan which grants options at a stated exercise price, vesting term, and exercise period. The purpose of the plan is to create an incentive to attract and retain key employees.

Since inception of the plan through June 30, 2023, the exercise price of the stock option grants has been $0.00 and in one case $0.01. Due to no or minimal exercise price, the estimated fair value of the stock options has been based on recent sales of common stock at the time of option grant. Shares of common stock were sold for $1.00 through March 31, 2023. Subsequent to March 31, 2023, the price per common stock share increased to $3.54 based on the sale of 77,683 shares of common stock at this price.

A summary of stock option activity during the six months ended June 30, 2023 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding December 31, 2022	2,061,175	$-	2.08	$2,061,175
Granted	1,358,623	-	-	-
Exercised	(1,253,953)	-	-	-
Forfeited or expired	(127,450)	-	-	-
Outstanding June 30, 2023	2,038,395	$-	3.47	$7,215,918

Exercisable June 30, 2023	-	$-	-	-

During the six months ended June 30, 2023, the Company granted 1,358,623 common stock options with exercise prices ranging from $0.00 to $0.01. The estimated fair value of options granted during the six months ended June 30, 2023 ranged from $1.00 - $3.54 based on recent common stock sales at the time of grant due to nominal exercise price. During the six months ended June 30, 2023, the weighted-average grant date fair value was $1.37.

The Company’s current CEO received 141,243 options with an exercise price of $.01 and immediate vesting. These options were exercised upon vesting. Further, three Company directors received common stock options aggregating 254,238, with an exercise price of $0.00, with 63,560 vesting immediately and the remaining 190,679 vesting on the option grant’s anniversary over a three year period. The options that immediately vested were exercised. The options granted to the CEO and directors are estimated to have a grant-date fair value of $3.54 based on recent common stock sales at the time of grant.

During the six months ended June 30, 2023, and 2022, the Company recognized $1,420,081 and $688,125 of stock-based compensation related to vested options or options expected to vest which is included in compensation and related on the accompanying statements of operations. Unrecognized compensation remaining as of June 30, 2023 amounted to $2,120,868 to be recognized over a period of two – four years.

NOTE 10. LEASES

At various times, the Company enters into maritime vessel berthing agreements with American Yacht Harbor in Red Hook, St. Thomas, USV for short term dock space. These berthing agreements contain various terms, each generally not exceeding 12-months. Rent expense in connection with short-term berthing agreements was $122,281 and $121,425 for the six months ended June 30, 2023, and 2022, respectively.

The Seas the Day BU signed a 5-year lease with American Yacht Harbor, effective August 1, 2020, with respect to certain property and docking space located at 6100 Red Hook Qtrs., B1-B2, St. Thomas, USVI. The lease requires the Seas the Day BU to pay an initial base annual rental fee of $9,900 and a common area maintenance fee and utilities fee of approximately $1,000 per month. On the yearly anniversary of the lease, the annual lease may increase based on a calculation of the greater of 3% on a compounded cumulative basis or the increase of the Consumer Price Index-All Urban Consumers.

In May 2023, WOC signed a 5-year lease with Navy Pier Incorporated, with respect to certain property and docking space located on Navy Pier at 600 East Grand, #40, Chicago, Illinois. The lease requires the Company to pay a base annual license fee of $184,957 comprised of an annual mooring fee of $55,487 and an annual operating fee of $129,470. The lease also requires the Company to pay additional payments based on 11.5% of gross annual receipts over $1,608,317; no additional payments were made during the six months ended June 30, 2023.

Related Party Lease

In April of 2022, AMDI entered into an operating lease agreement with Ham & Cheese Events LLC for the property of Magen’s Hideaway, a bed and breakfast located at 7-7B Peterborg, St. Thomas, USVI, for the term of 5 years, ending in April 2027. A deposit of $11,000 and monthly rent payments are $11,000. AMDI is entitled to the revenue generated from the rental of Magen’s Hideaway.

As of June 30, 2023, the weighted average lease term remining is 4.06 years and average discount rate is 13.00 % on all leases within the scope of ASC 842.

The following table summarizes the right-of-use assets and lease liabilities as of June 30, 2023 and December 31, 2022:

	June 30, 2023	December 31, 2022
Right-of-use assets	$1,352,334	$600,988
Less: accumulated amortization	(201,082)	(85,562)
Right-of-use assets, net	$1,151,252	$515,426

	June 30, 2023	December 31, 2022
Lease liabilities related to right-of-use assets	$1,141,580	$523,578
Less: current portion of lease liabilities	(239,323)	(112,144)
Lease liabilities, net of current portion	$902,257	$411,434

The following table summarizes the supplemental cash flow information for the six months ended June 30, 2023, and 2022:

	June 30, 2023	June 30, 2022
Operating cash flows from lease liabilities	$148,080	$38,099

The following table presents the maturities of the Company’s lease liabilities as of June 30, 2023:

	Third Party	Related Party
Year Ended December 31,	Leases	Lease	Total
2023 (Remainder)	$162,889	$67,980	$230,869
2024	233,098	139,019	372,117
2025	200,445	143,190	343,635
2026	184,957	147,485	332,442
2027	184,957	37,142	222,099
Total minimum non-cancelable operating lease payments	966,346	534,816	1,501,162
Less: imputed interest	(250,823)	(108,759)	(359,582)
Total lease liability as of June 30, 2023	715,523	426,057	1,141,580
Less: current portion	(152,963)	(86,360)	(239,323)
Long-term portion	$562,560	$339,697	$902,257

Rent expense for the periods ended June 30, 2023 and 2022, including leases with a term of less than twelve months was $ 277,826 and $199,279, respectively.

NOTE 11. COMMITMENTS AND CONTINGENCIES

From time to time, claims are made against the Company in the ordinary course of business, which could result in litigation. Claims and associated litigation are subject to inherent uncertainties and unfavorable outcomes could occur, such as monetary damages, fines, penalties, or injunctions prohibiting the Company from selling one or more products or engaging in other activities. The occurrence of an unfavorable outcome in any specific period could have a material adverse effect on the Company’s results of operations for that period or future periods. The Company is not presently a party to any pending or threatened legal proceedings.

In 2022, a personal injury claim was brought by a guest which resulted in a legal settlement and payment of $250,000 from the Company. It has been presented in the statements of operations as a legal settlement expense. The Company has filed the claim with its insurance carrier and is waiting for a determination of payment for the claim.

NOTE 12. RELATED PARTY TRANSACTIONS

See Note 7 for notes payable with related parties.

See Note 9 for stock options granted to directors and key executives.

See Note 9 for common stock issued to a related party as settlement for liabilities.

See Note 10 for a related party lease.

NOTE 13. SUBSEQUENT EVENTS

AMDI has performed an evaluation of subsequent events through August 4, 2023 these consolidated financial statements were available for issuance. Subsequent to June 30, 2023, the following events occurred:

In March 2023, the Paradise Group of Companies entered into a Purchase Agreement to sell 100% of the membership interests of the Company to AMDI. The closing date has been extended to the date AMDI’s IPO becomes effective.

On July 26, 2023, AMDI executed a stock buyback purchase agreement (“Buyback Agreement”) with the former owner of WOC and Tall Ship Adventures of Chicago, Inc. (“Seller”) who holds 500,000 shares of common stock of AMDI. Under the terms of the Buyback Agreement, the Seller has the option to sell back to AMDI the 500,000 shares of common stock at a purchase price of $1 (“Buyback Option”). If the Buyback Option is exercised by the Seller, AMDI has the option to remit payment in cash or add the $500,000 to the principal balance on the Tall Ship WINDY mortgage note (see Note 7).

The Buyback Agreement expires at the later of: (i) thirty days after the successful completion of an initial public offering and listing of AMDI’s common stock on the Nasdaq stock exchange or (ii) September 30, 2023.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Amphitrite Digital Incorporated

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Amphitrite Digital Incorporated (the Company) as of December 31, 2022 and 2021, and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for each of the years in the two year period ended December 31, 2022, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company had net (losses) and income of ($3,010,701) and $72,624, respectively; stockholders’ deficit and net invested deficit of $1,318,422 and $183,056, respectively; and had negative working capital of $1,616,875 and $152,278 as of and for the years ending December 31, 2022 and 2021, respectively. Management’s evaluation of the events and conditions and management’s plans regarding those matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Explanatory Paragraph – Restatement

As discussed in Note 1, to the consolidated financial statements, the December 31, 2022 and 2021 consolidated financial statements have been restated to correct a misstatement.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

/s/ Assurance Dimensions

Certified Public Accountants

We have served as the Company’s auditor since 2022.

Tampa, Florida

June 9, 2023, except as to the effect of the restatement described in Note 1, which is dated September 21, 2023

AMPHITRITE DIGITAL INCORPORATED

Consolidated Balance Sheets

As of December 31, 2022 and 2021 (Restated)

	2022	2021 (Restated)
Assets
Current Assets:
Cash	$134,868	$1,027
Accounts receivable	11,537	17,468
Stock subscription receivable	47,000	-
Prepaid expenses and other current assets	145,707	-
Total current assets	339,112	18,495
Right-of-Use assets, net	515,426	30,155
Deposits	33,475	2,475
Property and equipment, net	4,016,382	1,630,037
Total Assets	$4,904,395	$1,681,162

Liabilities and Stockholders’ Equity (Deficit)
Current Liabilities:
Accounts payable	$386,164	$15,086
Related party payable	125,000	-
Accrued expenses	375,333	53,125
Contract liabilities	210,244	232,071
Lease liability, current portion	112,144	6,943
Current portion of notes payable, related party	465,077	29,748
Current portion of notes payable	282,025	168,770
Total current liabilities	1,955,987	505,743
Long-Term Liabilities:
Lease liability, net of current portion	411,434	23,955
Related party notes payable, net of current portion	1,332,847	203,135
Notes payable, net of current portion	2,522,549	1,131,385
Total Liabilities	$6,222,817	$1,864,218

Commitments and Contingencies (Note 7)

Stockholders’ Equity (Deficit)
Common stock, $0.01 par value, 15,000,000 authorized; 8,375,209 and 6,650,000 issued and outstanding as of December 31, 2022 and 2021, respectively	83,752	66,500
Additional paid-in capital	2,547,301	-
Accumulated deficit	(3,949,475)	(249,556)
Total stockholders’ deficit	(1,318,422)	(183,056)
Total Liabilities and Stockholders’ Equity (Deficit)	$4,904,395	$1,681,162

See accompanying notes to the consolidated financial statements.

AMPHITRITE DIGITAL INCORPORATED

Consolidated Statements of Operations

For the Years Ended December 31, 2022 and 2021

	2022	2021
Revenues, Net	$4,591,690	$2,059,001
Cost of Revenue:
Cost of labor	2,068,465	895,812
Cost of direct operating expenses	1,253,726	507,113
Depreciation expense	469,165	230,448
Total cost of revenue	3,791,356	1,633,373
Gross profit	800,334	425,628
Operating Costs and Expenses:
Compensation and related expenses	1,941,159	-
General and administrative expenses	461,497	184,478
Marketing and advertising expenses	439,218	133,866
Depreciation expense	118,757	-
Professional and consulting expenses	434,589	6,383
Total operating costs and expenses	3,395,220	324,727
Operating (loss) income	(2,594,886)	100,901
Other Income (Expenses):
Interest expense	(190,249)	(44,555)
Legal settlement expense	(250,000)	-
Gain on forgiveness of PPP loan	20,833	-
Gain on disposal of property and equipment	-	14,291
Other income	3,601	1,987
Total other income (expenses), net	(415,815)	(28,277)
Net (Loss) Income	$(3,010,701)	$72,624
Net (Loss) Income per Share - Basic and Diluted	$(0.41)	$0.01
Weighted-Average Common Shares Outstanding - Basic and Diluted	7,327,764	6,650,000

See accompanying notes to the consolidated financial statements.

AMPHITRITE DIGITAL INCORPORATED
Consolidated Statements of Changes in Stockholders’ Deficit
For the Years Ended December 31, 2022 and 2021 (Restated)

	Common Stock		Additional Paid-in	Accumulated	Invested Equity	Total Stockholders’ Equity
	Shares	Amounts	Capital	Deficit	(Deficit)	(Deficit)
Balance, January 1, 2021, restated	6,650,000	$66,500	$-	$(249,556)	$217,495	$34,439
Dividends to parent	-	-	-	-	(290,119)	(290,119)
Net income	-	-	-	-	72,624	72,624
Balance, December 31, 2021, restated	6,650,000	66,500	-	(249,556)	-	(183,056)
Deemed dividend	-	-	-	(689,218)	-	(689,218)
Sale of common stock Reg CF, net of offering costs	669,034	6,690	648,317	-	-	655,007
Sale of common stock for cash	75,000	750	74,250	-	-	75,000
Note payable converted to common stock	180,000	1,800	178,200	-	-	180,000
Exercise of stock options	801,175	8,012	(8,012)	-	-	-
Stock based compensation	-	-	1,654,546	-	-	1,654,546
Net loss	-	-	-	(3,010,701)	-	(3,010,701)
Balance, December 31, 2022	8,375,209	$83,752	$2,547,301	$(3,949,475)	$-	$(1,318,422)

See accompanying notes to consolidated financial statements.

AMPHITRITE DIGITAL INCORPORATED

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2022 and 2021

	2022	2021
Cash Flows from Operating Activities:
Net (loss) income	$(3,010,701)	$72,624
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Gain on PPP loan forgiveness	(20,833)	-
Gain on disposal of property and equipment	-	(14,291)
Stock based compensation	1,654,546	-
Depreciation expense	587,922	230,448
Amortization of right-of-use assets	96,353	6,357
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	5,931	(6,797)
Increase in prepaid expenses	(121,406)	-
Increase in accounts payable	363,584	9,530
Increase in accounts payable, related party	125,000
Increase in accrued expenses	322,208	44,918
(Decrease) increase in contract liabilities	(21,827)	139,042
Decrease in lease liabilities	(88,944)	(5,869)
Net cash provided by (used in) operating activities	(108,167)	475,962

Cash Flows from Investing Activities:
Net cash paid in Windy of Chicago, Ltd. asset acquisition	(250,000)	-
Purchase of property and equipment	(689,895)	(360,051)
Payment of operating lease security deposit	-	(2,475)
Proceeds from sale of property and equipment	-	19,995
Net cash (used in) provided by investing activities	(939,895)	(342,531)

Cash Flows from Financing Activities:
Proceeds from notes payable	1,050,448	350,000
Purchase of common stock	683,007	-
Issuance of related party notes payable	85,000	32,900
Repayments of notes payable	(270,496)	(214,121)
Repayment of notes payable, related party	(366,056)	(16,819)
Distribution	-	(290,119)
Net cash provided by (used in) financing activities	1,181,903	(138,159)

Net Increase (Decrease) in Cash	133,841	(4,728)
Beginning of year	1,027	5,755
End of year	$134,868	$1,027

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$199,341	$44,555
Cash paid for income taxes	$-	$-

Supplemental Disclosure of Non-Cash Investing and Financing Activities:
Conversion of note payable to common stock	$180,000	$-
Issuance of notes payable, related party	$1,565,041	$-
Purchase of property and equipment with debt financing	$1,607,676	$696,948
Deemed dividend upon reorganization	$689,218	$-
Acquired leases under ASC 842	$562,026	$-

See accompanying notes to consolidated financial statements

AMPHITRITE DIGITAL INCORPORATED
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

NOTE 1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Background and Business Activities

In April 2022, Amphitrite Digital Incorporated (“AMDI”) and STDC Holdings, Incorporated (“STDC”), a wholly owned subsidiary of AMDI, was registered and incorporated under the laws of the United States Virgin Islands (“USVI”).

AMDI was established to hold the operations of in-destination tour activity operators providing primarily boat tours and private boat charters using advanced digital technology platforms to market, manage and operate in-destination tours, activities and events in the U.S. and the Caribbean. Through its wholly owned subsidiaries, AMDI owns and operates more than a dozen tour and charter boats with its main operations located in USVI, Panama City, Florida and Chicago, Illinois.

STDC was formed for the purpose of acquiring the discrete Seas the Day business unit of Ham and Cheese Events LLC.

Ham and Cheese Events, LLC (“HAM”) was formed in March 2012 as a Texas limited liability company and serves as the legal entity for various business units. Two individuals, Hope Stawski and Scott Stawski (collectively referred to as the “Stawskis”) own 100% of the membership interests of HAM. The operations of HAM consisted of five separate and discrete business units: 1) operations of the Seas the Day business unit (“Seas the Day BU”) consisting of a tour activities and attractions business located in USVI and marketed under the ‘Seas the Day’ brand primarily Seas the Day Charters USVI – www.seasthedayusvi.com; 2) operations of the Windy of Chicago Ltd. (“WOC”) consisting of the tour activity and attractions business for ‘Tall Ship Windy’; www.tallshipwindy.com (since acquired by HAM in January 2022); 3) operations of the Prosper Estate Winery and Vineyard business which was closed in May of 2021; 4) operations of the Magen’s Hideaway bed and breakfast and vacation villa business unit (“Magens BU”); and 5) marketing consulting and other miscellaneous business activities.

The Stawskis are the majority stockholders of AMDI; therefore, HAM is considered to be a related party and an entity under common control.

Between January 1, 2022 and April 19, 2022, the following events took place:

●	On January 12, 2022, HAM acquired 100% of the issued and outstanding common stock of WOC and the rights to a docking lease at Navy Pier in Chicago and lease of Tall Ship WINDY, for cash consideration of $100,000.

●	On April 1, 2022, AMDI acquired 100% of the issued and outstanding common stock of WOC from HAM for consideration of $100,000. The consideration consisted of a $100,000 note payable bearing interest at 4% per annum, secured by the common stock of WOC with all outstanding principal and accrued interest due at maturity on April 1, 2023 (see Note 5). This transaction was deemed to be an asset acquisition (see Note 9) and transaction between entities under common control.

●	On April 19, 2022, STDC acquired the separate and discrete Seas the Day business unit of Ham and Cheese Events LLC. In this transaction, 100% of the operating assets and 100% of the liabilities of the Seas the Day BU of Ham and Cheese Events LLC was acquired by STDC. STDC issued Ham and Cheese events LLC a note payable in the amount of $551,098 as consideration for the Seas the Day BU. The note bears interest at 4% per annum with all outstanding principal and accrued interest due upon maturity on April 1, 2028 and is secured by a security agreement on the acquired assets of the Seas the Day BU. This was considered to be a transaction between entities under common control. Therefore, the operating assets and liabilities of Seas the Day BU were recorded by STDC at their carrying values as of April 19, 2022 and the excess consideration over net liabilities acquired as a deemed dividend.

AMDI, as parent company, issued a total of 6,400,000 shares of common stock to the Stawskis, majority owners of HAM (3,200,000 to each person) in exchange for their contribution of WOC and the Seas the Day BU and another 250,000 shares of common stock to a founder. The reorganization was a transaction between entities under common control as there was no change in the ownership structure but simply a change in the parent company of WOC and Seas the Day BU from HAM to AMDI and a change in the reporting entity. In accordance with subtopic ASC 805-50 Business Combination, since these common-control transactions result in a change in the reporting entity, the consolidated financial statements have been retrospectively adjusted to include the assets and liabilities received in the reorganization and business operations of the Seas the Day BU for all periods presented as if the reorganization had occurred at the beginning of the period or January 1, 2021 and the acquisition of WOC’s issued and outstanding common stock has if it had occurred on January 12, 2022. Further, the consideration transferred by AMDI to the owners and founder of HAM of 6,650,000 shares of common stock, with a par value of $0.01, has been presented retroactively with a corresponding adjustment to additional paid-in capital. Net liabilities of $249,556 and $689,218 as of January 1, 2022 and April 19, 2022, respectively, assumed by AMDI in the reorganization have been presented as a deemed dividend in the accompanying consolidated statements of stockholders’ deficit.

Basis of Presentation

The December 31, 2022 consolidated financial statements include AMDI (incorporated April 2022), and its wholly owned subsidiaries WOC (since acquired January 12, 2022) and STDC (incorporated April 2022) which holds the operating assets and liabilities of the Seas the Day BU. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). AMDI and its wholly owned subsidiaries are collectively referred to as the “Company”. All intercompany transactions have been eliminated in consolidation.

The December 31, 2021 financial statements include the carved-out operating activities of the Seas the Day BU, the predecessor. The carve-out operating activities as of and for the year ended December 31, 2021, have been prepared in accordance with US GAAP and have been carved out from the financial statements of HAM using the historical assets and liabilities, results of operations and cash flows of HAM attributable to the Seas the Day BU. Management believes the assumptions underlying the carve-out financial statements of the Seas the Day BU are reasonable.

Restatement

The Company concluded it should restate previously issued financial statements to correct an error on the consolidated balance sheet and the consolidated statement of changes in stockholders’ equity (deficit) as of and for the year ended December 31, 2021.

The restatement is a result of the reorganization between entities under common control that occurred in April 2022 (see above). In connection therewith, the Company issued a total of 6,650,000 shares of common stock to three individuals. In accordance with subtopic ASC 805-50 Business Combination, common-control transactions that result in a change in the reporting entity require the retrospective presentation of financial statements as if the reorganization had occurred at the beginning of the period or January 1, 2021 in our consolidated financial statements. Our previously issued consolidated statement of changes in stockholders’ equity (deficit) erroneously presented the shares issued to the three individuals in the reorganization during the year ended December 31, 2022 versus presenting retrospectively as of January 1, 2021. Therefore, we have corrected this presentational error.

The restated financial statements are indicated as “Restated.” This restatement did not have an impact on the accompanying financial statement footnotes, consolidated statements of operations and cash flows, or earnings (loss) per share as of and for the years ended December 31, 2022 and 2021.

The impact of the restatement to the consolidated balance sheet and the consolidated statement of changes in stockholders’ equity (deficit) as of and for the year ended December 31, 2021 is as follows:

	As of December 31, 2021
Balance Sheet	As Previously Reported	Adjustment	As Restated
Common stock	$-	$66,500	$66,500
Accumulated deficit	$-	$(249,556)	$(249,556)
Investment deficit	$(183,056)	$183,056	$-

	Year Ended December 31, 2021
Balance Sheet	As Previously Reported	Adjustment	As Restated
Common stock – shares	$-	6,650,000	6,650,000
Common stock – amount	-	$66,500	$66,500
Accumulated deficit	$-	$(249,556)	$(249,556)
Investment deficit	$(183,056)	$183,056	$-

NOTE 2. GOING CONCERN

These consolidated financial statements have been prepared assuming AMDI will continue as a going concern, which contemplates continuity of operations, realization of assets and the satisfaction of liabilities and commitments in the normal course of business. AMDI has negative working capital of $1,616,875 and a total stockholders’ deficit of $1,318,422 as of December 31, 2022. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issue date of this report.

Historically, AMDI has relied upon cash flows from operations for its capital and growth needs. Management believes that existing cash balances, revenues from newly acquired guests and availability to additional financing will be adequate to fund operations at existing levels beyond one year from the date the financial statements were available to be issued. However, no assurance can be provided that existing funds will be adequate to fund operations. If existing funds are not adequate, management will be required to raise additional capital through the issuance of debt or equity.

These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might result from this uncertainty.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies followed by AMDI in the preparation of the consolidated financial statements is as follows:

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits with banks and all highly liquid investments with original maturities of three months or less. AMDI considers investments in money market funds to be cash equivalents. As of December 31, 2022 and 2021, AMDI held no cash equivalents. The company’s cash and cash equivalent balances do not exceed Federal Deposit Insurance Corporation (“FDIC”) of $250,000.

AMDI maintains its cash with financial institutions in bank deposit accounts which, at times, exceed federally insured limits. At December 31, 2022, AMDI did not have any deposits in excess of federal insured limits. AMDI maintains its cash with high quality financial institutions, which AMDI believes limits these risks.

Leases

AMDI accounts for leases under ASC Topic 842 Leases. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheets. AMDI leases an office, a workshop and boat slips for vessels to conduct business. AMDI has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a term of 12 months or less.

Operating lease ROU assets represent the right to use the leased asset for the lease term and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most leases do not provide an implicit rate, AMDI uses an incremental borrowing rate based on the information available at the adoption date in determining the present value of future payments. Operating lease expense is recognized on a straight-line basis over the lease term and is included in general and administrative expenses in the consolidated statements of operations.

Deposits

Deposits include amounts for security deposits for the Navy Pier lease, office space lease and prepaid deposit for the Illinois state liquor license.

Property and Equipment, Net

Property and equipment are stated at cost, and depreciation is provided by use of the straight-line methods over the estimated useful lives of the various classes of depreciable assets. When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is recognized. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Revenue Recognition

AMDI recognizes revenue in accordance with ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606”) and all the related amendments.

The core principle of ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which AMDI expects to be entitled in exchange for those goods or services. ASC 606 defines a five-step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under previous U.S. GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation.

AMDI’s revenues consist of completed group boat tours and private charters, food and beverage sales during the tours and charters, and merchandise sales. Revenue is recognized at the time of completing the performance obligation, in this case, the completion of the tour or charter activity or the passing of the non-refundable booking date. Food, beverage and merchandise sales are recorded at the completion of the sales transaction when the food, beverage or merchandise is delivered to the customer. Accordingly, AMDI’s revenues are recognized at a point in time. Revenues are recorded net of refunds and discounts.

Boat tour and charter bookings occur via our multiple websites at www.seasthedayusvi.com, www.AMDIdigital.com, www.tallshipwindy.com, direct phone sales, or third-party online travel agency (“OTA”). Customers pay for their group tour or private charter in full at the time of booking. Advance payments from customers are reflected as contract liabilities which are recognized as revenue upon completion of the tour or charter.

The following table provides information about accounts receivable and contract liabilities from contracts with customers:

	Accounts Receivable	Contract Liabilities
January 1, 2021	$10,671	$93,029
December 31, 2021	$17,468	$232,071
December 31, 2022	$11,537	$210,244

As of December 31, 2021, the contract liabilities of $232,071 related to cash received in advance from customers. All performance obligations under these contracts were completed during the year ended December 31, 2021; therefore, the contact liabilities outstanding as of December 31, 2021 were recognized as revenues during the year ended December 31, 2022.

As of December 31, 2022, the contract liabilities of $210,244 related to cash received in advance from customers for tours and charters to be provided during 2023, at which time, the contract liabilities will be recognized as revenues.

Revenue by Classification and Geographical Location for the year ended December 31, 2022

	United States	US Virgin Islands	Total
Charter Revenue	$1,482,822	$2,771,397	$4,254,219
Food & Drink	187,095	-	187,095
Lodging	-	150,376	150,376
Total	$1,669,917	$2,921,773	$4,591,690

Revenue by Classification and Geographical Location for the year ended December 31, 2021

	United States	US Virgin Islands	Total
Charter Revenue	$-	$2,059,001	$2,059,001
Food & Drink	-	-	-
Other	-	-	-
Total	$-	$2,059,001	$2,059,001

Cost of Revenues

Cost of revenues include labor, depreciation and direct operating expenses which also includes annual operating lease fees and food and beverage expenses incurred on completion of the tour or charter.

Advertising

AMDI expenses advertising costs as incurred. Advertising expense totaled $439,218 and $133,866, respectively, during the years ended December 31, 2022 and 2021 and are included in general and administrative expenses in the accompanying consolidated statements of operations.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates include the recoverable value of long-lived assets. Actual results could differ from those estimates.

Income Taxes

AMDI will file a separate tax return for the December 31, 2022 reporting period. AMDI applies the provisions of ASC Topic 740, Income Taxes with respect to the accounting for uncertainty of income tax positions. ASC Topic 740 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. If AMDI were to subsequently record an unrecognized tax benefit, associated penalties and tax related interest expense would be recorded as a component of income tax expense.

In 2021, the Seas the Day BU did not file a separate tax return but rather it was included in the income tax returns filed by HAM. For purposes of the historical carve-out financial statements, the tax position of the Seas the Day BU was determined from the financial information carved out of the financial statements of HAM, including allocations deemed necessary by HAM’s management as though the Seas the Day BU was filing its own tax return. HAM elected to be treated as a sole proprietorship for federal and state income tax purposes. Accordingly, all taxable income or loss was allocated to its members. Therefore, the carve-out financial statements for the year ended December 31, 2021 do not include any provision for income taxes.

NOTE 4. PROPERTY AND EQUIPMENT, NET

The Company’s property and equipment consists of the following as of December 31, 2022 and 2021:

	Estimated
Description	Useful Lives	2022	2021
Property and Equipment:
Boats	7-10	$4,911,055	$2,022,648
Vehicles	5-7	118,384	90,000
Boat Dock	20	65,925	26,917
Office Equipment	5	18,470	-
Total property and equipment, at cost		5,113,834	2,139,565
Accumulated depreciation		$(1,097,452)	$(509,528)
Total property and equipment, net		$4,016,382	$1,630,037

Depreciation expense totaled $587,922 and $230,448 for the years ended December 31, 2022 and 2021, respectively.

NOTE 5. RELATED PARTY NOTES PAYABLE

	December 31,
	2022	2021
Notes Payable, Related Party
In June 2019, the Seas the Day BU issued a note payable with the managing member of Ham & Cheese LLC in the amount of $236,529, bearing interest at 8.04% per annum and requiring fixed monthly payments of principal and interest of $2,928 through maturity in June 2029. The note is secured by property and equipment with a carrying value of $132,578 and $171,382 as of December 31, 2022 and 2021, respectively.	$183,305	$200,367
In December 2021, the Seas the Day BU issued a note payable with the managing member of Seller in the amount of the Company entered into a promissory note in the amount of $32,900, bearing interest at 17.49% and requiring fixed monthly payments of principal and interest of $1,256 through maturity in December 2024 is secured by substantially all assets of the Company.	24,403	32,516
In April 2022, AMDI issued a short term note payable with Ham & Cheese Events LLC in the amount of $100,000 bearing zero interest, with one lump sum payment due in April 2023. In August 2022, AMDI paid a lump sum amount of $50,000. The note is secured by essentially all assets of AMDI. The company has extended the due date to April 2024.	50,000	-
In April 2022, AMDI issued a note payable with Ham & Cheese Events LLC in the amount of $551,098, bearing an interest rate of 4%, due on maturity on April 1, 2028. As of August 2022, there were three lump sum payments of $100,000, $50,000, and $5,000 made. The note is secured by essentially all assets of AMDI.	396,098	-
In April 2022, AMDI issued a note payable with Ham & Cheese Events LLC in the amount of $75,000, bearing 31% interest and requiring fixed monthly payments of principal and interest of $1,683 through maturity in April 2023. The note is secured by all assets as defined in Article 9 of the UCC Code. The Company has extended the due date to April 2024.	22,584	-
In April 2022, AMDI issued a note payable with the managing member of Ham & Cheese LLC in the amount of $85,000, bearing interest at 6.49% per annum and requiring fixed monthly payments of principal and interest of $1,663 through maturity in April 2027.	75,328	-
In April 2022, WOC entered into a mortgage in the amount of $1,200,000 with a 6 % interest rate, due in April 2037. In July 2022, a loan conversion of 180,000 shares of AMDI common stock was applied as payment to the loan at $1.00 per share.	961,356
In October 2022, AMDI issued a note payable with Ham & Cheese Events LLC in the amount of $100,000, bearing 31% interest and requiring fixed monthly payments of principal and interest of $2,244 through maturity in October 2023. The note is secured by all assets as defined in Article 9 of the UCC Code.	84,850	-

Total Notes Payable Related Party Less Current Portion	1,797,924	232,883
Long term portion	(465,077)	(29,748)
	$1,332,847	$203,135

Future maturities of AMDI’s total notes payable related party less current portion are as follows:

Year ended December 31,
2023	$465,077
2024	118,037
2025	113,125
2026	113,616
2027	101,774
Thereafter	886,295
$1,797,924

NOTE 6. NOTES PAYABLE

	2022	2021
Notes Payable
In May 2020, the Seas the Day BU entered into a Paycheck Protection Program Loan (“PPP Loan”) in the amount of $93,074 with a 1% interest rate, due in May 2025. Fixed monthly payments of principal and interest in the amount of $3,919 are required beginning November 2020. In June 2022, the government issued loan forgiveness in the amount of $20,833.	$46,925	$93,074
In May 2020 and October 2021, the Seas the Day BU entered into an Economic Injury Disaster Loan in the amount of $150,000, bearing interest at 3.75% per annum and requiring monthly payments of $731. In October 2021, the Company received an additional $350,000 in loan proceeds and the monthly payment increased to $2,511 through maturity in May 2050. In January 2022, the Company received a third amount of $772,700 and the monthly payment increased to $6,217. Payments have been deferred 30 months from the date of the loan and are due beginning October 2023.	1,272,600	499,900
In October 2020, the Seas the Day BU entered into a ship mortgage for a vessel in the amount of $225,000 requiring fixed monthly principal payments of $2,679 plus interest at the Prime Rate plus 2% (9.5% at December 31, 2022) and maturing in October 2027. The note is secured by a first preferred ship mortgage on property and equipment with carrying values of $195,684 and $324,312 as of December 31, 2022 and 2021, respectively.	158,436	190,179
In March 2021, the Seas the Day BU entered into a promissory note in the amount of $215,000, bearing interest at 5.99% and requiring fixed monthly payments of principal and interest of $2,996 through maturity in March 2026. The note is secured by property and equipment with a carrying value of $161,250 as of December 31, 2022.	108,385	136,909
In October 2021, the Seas the Day BU entered into a promissory note in the amount of $286,948, bearing interest at 5.99% and requiring fixed monthly payments of principal and interest of $4,437 through maturity in October 2026. The note is secured by property and equipment with a carrying value of $247,059 as of December 31, 2022.	185,500	226,304
Economic Injury Disaster Loan assumed by AMD with its acquisition of WOC in the amount of $499,900, bearing interest at 3.75% per annum and requiring monthly payments of $2,511. The note is secured by substantially all assets of Windy of Chicago Ltd.	499,900	-
In March 2022, the Seas the Day BU entered into a promissory note in the amount of $272,000 at the prime rate plus the prime spread for a requiring monthly payments through April 2029. The note is secured by property and equipment with a carrying value of $358,437.	262,124	-
In May 2022, WOC entered into a premium financed insurance agreement in the amount of $55,856 with a 7.5% interest rate and monthly payment of $4,450 until expiration of the policy in May 2023.	13,175	-
In October 2022, AMDI entered into a promissory note in the amount of $195,000, bearing interest at 5.99% and requiring fixed monthly payments of principal and interest of $3,016 through maturity in October 2026. The note is secured by property and equipment with a carrying value of $174,373 as of December 31, 2022.	126,059	153,789
In October 2022, AMDI entered into a secured promissory note in the amount of $110,000, bearing interest at 6% due on December 2022. A prepaid amount of $12,454 consisting of charter revenue was applied to the principal balance of the loan. A late charge of 2% will accrue on any unpaid balances after that date.	97,546	-
In December 2022, AMDI entered into a receivable sales agreement in the amount of $35,000, bearing interest at 2.19%, and requiring fixed weekly payments of principal and interest of $1,969. This agreement is secured by the title to receivables.	33,924	-

Total Notes Payable	$2,804,574	$1,300,155
Current portion of notes payable	(282,025)	(168,770)
Note payable, net of current portion	$2,522,549	$1,131,385

Future maturities of AMDI’s total notes payable are as follows:

Year ended December 31,
2023	$282,025
2024	186,395
2025	169,873
2026	137,355
2027	44,181
Thereafter	1,984,745
$2,804,574

NOTE 7. LEASES

At various times, the Company enters into maritime vessel berthing agreements with American Yacht Harbor in Red Hook, St. Thomas, USV for short term dock space. These berthing agreements contain various terms, each generally not exceeding 12 months. Rent expense in connection with short-term berthing agreements was $364,060 and $42,237 for the years ended December 31, 2022 and 2021, respectively.

The Seas the Day BU signed a 5-year lease with American Yacht Harbor, effective August 1, 2020, with respect to certain property and docking space located at 6100 Red Hook Qtrs., B1-B2, St. Thomas, USVI. The lease requires the Seas the Day BU to pay a base annual rental fee of $9,900 and a common area maintenance fee and utilities fee of approximately $1,000 per month. On the yearly anniversary of the lease, the annual lease may increase based on a calculation of the greater of 3% on a compounded cumulative basis or the increase of the Consumer Price Index-All Urban Consumers.

WOC entered into a vessel operating lease with Tall Ship Adventures of Chicago, Inc., the lessor, for lease of a 148-foot four mast sailing vessel known as the Tall Ship “WINDY”. The lease provides for monthly rent payments of $14,500, requires payment of a deposit of $41,500 and contains a 6-month term with automatic successive 6-month periods unless terminated by either party. The Company subsequently purchased the vessel due to the purchase of WOC, which allowed the buyout of the lease. See Note 9.

STDC Holdings Inc. entered into a one-year lease agreement, with an option to extend for an additional year with Pleasant Properties, LLC, effective July 1, 2022. The lease requires a base rent of $22,000 payable in ten monthly installments of $2,200, with July and August 2022 rent waived.

Related Party Lease

In April of 2022, AMDI entered into an operating lease agreement with Ham & Cheese Events LLC for the property of Magen’s Hideaway, a bed and breakfast located at 7-7B Peterborg, St. Thomas, USVI, for the term of 5 years, ending in April 2027. A deposit of $11,000 and monthly rent payments are $11,000. AMDI is entitled to the revenue generated from the rental of Magen’s Hideaway.

At December 31, 2022, the weighted average lease term remining is 2.6 years and weighted average discount rate is 15%. The following table presents the maturity of AMDI’s operating lease liabilities as of December 31, 2022:

The following table summarizes the supplemental cash flow information for the years ended December 31, 2022 and 2021:

	2022	2021
Operating cash flows from lease liability	$100,512	$10,024

	2022	2021
Right-of-use assets	$600,988	$38,962
Less: accumulated amortization	(85,562)	(8,807)
Right-of-use assets, net	$515,426	$30,155

	2022	2021
Lease liabilities related to dock lease right-of-use assets	$523,578	$30,898
Less: current portion of lease liabilities	(112,144)	(6,943)
Lease liabilities, net of current portion	$411,434	$23,955

Year ended December 31,	Third Party Leases	Related Party Lease	Total
2023	$34,834	$134,970	$169,804
2024	24,153	139,019	163,172
2025	6,500	143,190	149,690
2026	-	147,485	147,485
2027	-	37,142	37,142
Total minimum non-cancelable operating lease payments	65,487	601,806	667,293
Less: discount to fair value	(31,578)	(112,137)	(143,715)
Total lease liability as of December 31, 2022	33,909	489,669	523,578
Less: current portion	(8,162)	(103,982)	(112,144)
Long-term portion	$25,747	$385,687	$411,434

Rent expense for the years ended December 31, 2022 and 2021 was $693,962 and $253,943, respectively.

NOTE 8. COMMITMENTS AND CONTINGENCIES

From time to time, claims are made against AMDI in the ordinary course of business, which could result in litigation. Claims and associated litigation are subject to inherent uncertainties and unfavorable outcomes could occur, such as monetary damages, fines, penalties, or injunctions prohibiting AMDI from selling one or more products or engaging in other activities. The occurrence of an unfavorable outcome in any specific period could have a material adverse effect on AMDI results of operations for that period or future periods. AMDI is not presently a party to any pending or threatened legal proceedings.

In 2022, a personal injury claim was brought by a guest which resulted in a legal settlement and payment of $250,000 from the Company. Of this amount, $125,000 was paid directly by the Company, with the other half of $125,000 being paid by the Founders. This amount has been recorded in the accompanying consolidated balance sheets as a related party payable. It has been listed in the consolidated statements of operations as a legal settlement expense. The Company has filed the claim with its insurance carrier and is waiting for a determination of payment for the claim.

Two of the Officers and Directors of AMDI are parties to one civil legal proceeding unrelated to AMDI or their roles as Officers and Directors. That civil legal proceeding, if determined adversely to affect the Officer and Directors, would not have a material effect on the business, results of operations, financial condition, or cash flow.

NOTE 9. ASSET PURCHASE OF WINDY OF CHICAGO LTD.

Acquisition of Windy of Chicago Ltd.

On January 12, 2022, HAM acquired 100% of the common stock of Windy of Chicago Ltd., an Illinois limited liability company, for cash consideration of $100,000 for the rights to the docking lease at Navy Pier in Chicago and lease of Tall Ship Windy. This acquisition was treated as an asset purchase under ASC 805-10-55-5A.

Purchase price	$100,000
Net assets acquired	(3,063)
Fair value applied to dock and ship rights	$96,937

Related Party Vessel Purchase and Sale Agreement between WOC and Tall Ship Adventures of Chicago, Inc.

In April 2022, WOC entered into a vessel purchase and sale agreement with Tall Ship Adventures of Chicago, Inc., an Illinois corporation owned 100% by the seller of WOC, in the amount of $1,850,000 for the purchase of a 148’ schooner known as “Tall Ship Windy”. The vessel purchase and sale agreement required payment of a deposit of $143,500.

Related party note payable issued to Tall Ship Adventures, Inc.	$1,200,000
Vessel Purchase and Sale Agreement Deposit	143,500
Operating Lease deposit	41,500
Cash at Closing	465,000
Total Consideration in Acquisition of Tall Ship WINDY:	$1,850,000

WOC issued a related party note payable to Tall Ship Adventures, Inc., an Illinois corporation, in the amount of $1,200,000 requiring monthly payments of $10,126 of principal and interest at 6% per annum. The note is secured by a mortgage on Tall Ship WINDY and matures April 2037. See Note 5.

NOTE 10. RELATED PARTY TRANSACTIONS

Stock Options to Founder with Immediate Vesting and Issued for Services:

AMDI issued stock options totaling 250,000 shares of common stock to the third Founder. The stock options contain a $0.00 exercise price and vested immediately. The Company recorded $250,000 in stock compensation expense on the accompanying consolidated statements of operations for the year ended December 31, 2022. See Note 12.

Stock Options to Founders Issued for Services:

AMDI issued stock options totaling 375,000 shares of common stock to each of the original two Founders. The stock options contain a $0.00 exercise price and vest over a service period of five years. The Company recorded $112,500 in stock compensation expense on the accompanying consolidated statements of operations for the year ended December 31, 2022. See Note 12.

Shares and Stock Options Issued for Services to Board Members:

AMDI issued stock options totaling 450,000 shares of common stock to the three outside Board Members (150,000 each). The stock options contain a $0.00 exercise price and vest over 12-months and 225,000 were exercised. The Company recorded $450,000 and $108,173, respectively as shares granted to Directors’ and as stock compensation expense on the accompanying consolidated statements of operations for the year ended December 31, 2022. Additional compensation expense of $108,173 will be recorded in 2024, with the remaining $8,654 to be expensed in 2025. See Note 12.

NOTE. 11 INCOME TAXES

AMDI applies the provisions of ASC Topic 740, Income Taxes with respect to the accounting for uncertainty of income tax positions. ASC Topic 740 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company’s open tax year includes 2022.

	December 31, 2022	December 31, 2021
Deferred tax assets (liabilities), net:	$447,406	$-
Benefits from net operating losses	435,921	-
Equity-based compensation	(136,995)	-
Depreciation	746,332	-
Less: valuation allowance	(746,332)	-
	$-	$-

	December 31, 2022	December 31, 2021
US federal statutory rate	21.0%	-
State taxes	7.5%	-
Permanent differences	0.3%	-
Change in valuation allowance	(28.8)%	-
Effective tax rate	-%	-

NOTE 12. STOCKHOLDERS’ EQUITY (DEFICIT)

Issuance of Common Stock to Founders In Exchange for Contribution of WOC and Seas the Day Charters USVI:

In 2021, accordance with Ham & Cheese LLC’s operating agreement dated March 9, 2012, it has one authorized class of membership units. The total issued and outstanding member units were held by two members who held 55% and 45% of total membership units respectively.

In April 2022, the follow transactions occurred:

AMDI issued 3,200,000 shares and 3,200,000 shares to founders of Ham & Cheese LLC, respectively, in the conversion to a C-Corporation, in exchange for their contribution of WOC and the Seas the Day BU. 6,400,000 shares of common stock, with a par value of $0.01, have been presented retroactively with a corresponding adjustment to additional paid-in capital.

An additional 475,000 Class A Common Voting stock shares were issued. This included 225,000 shares granted to Directors at $1.00 per share, 250,000 shares granted to a third Incorporator at par, and 225,000 stock options were granted as part of a Stock Incentive Plan and subsequently vested and exercised at $0.00 per share.

An additional 744,034 common shares were issued at a price of $1.00 with 669,034 of those being from a Reg CF offering, and the remaining 10,000 common shares from a Red D offering. In the remainder of the year, an additional 75,000 shares were issued in continuation of the Reg CF offering at $1.00 per share.

Also in April 2022, 180,000 shares were issued for conversion of a portion of a note payable at $1.00 per share.

In 2022, an additional 351,175 shares were issued as stock options were vested and exercised at $0.00 per share. The total outstanding common shares at December 31, 2022 was 8,375,209. The total consideration received less offering costs totaled $722,567.

Employee Stock Compensation Plan

In 2022, the Company instituted an employee stock-based compensation plan which grants options at a stated exercise price. The vested stock options are valued at the fair market value of $1, which was the sales price in the Reg CF offering in August of 2022. The exercised options and the term portion of the unvested options are recorded as stock compensation expense. In 2022, there were 2,637,350 options granted, 576,175 exercised and 2,061,175 outstanding. The purpose of the plan is to create an incentive for employees to stay with the company. The plan also aligns the interests of the employees and shareholders, who both want to see the company grow and increase its share price.

Stock-Based Compensation:

The Company measures and records the expense related to stock-based payment awards based on the fair value of those awards as determined on the date of grant. The Company recognizes stock-based compensation expense over the requisite service period of the individual grant, generally equal to the vesting period and uses the straight-line method to recognize stock-based compensation. For stock options with performance conditions, the Company records compensation expense when it is deemed probable that the performance condition will be met. The Company uses the Black-Scholes-Merton (“Black-Scholes”) option-pricing model to determine the fair value of stock awards. The Company selected the Black-Scholes option-pricing model as the method for determining the estimated fair value for stock options. The Black Scholes option-pricing model requires the use of highly subjective and complex assumptions, which determine the fair value of share-based awards, including the option’s expected term and the price volatility of the underlying stock. The Company calculates the fair value of options granted by using the Black-Scholes option-pricing model with the following assumptions:

Expected Volatility—The Company estimated volatility for option grants by evaluating the average historical volatility of a peer group of companies for the period immediately preceding the option grant for a term that is approximately equal to the options’ expected term.

Expected Term—The expected term of the Company’s options represents the period that the stock-based awards are expected to be outstanding. The Company has elected to use the midpoint of the stock options vesting term and contractual expiration period to compute the expected term, as the Company does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

Risk-Free Interest Rate—The risk-free interest rate is based on the implied yield currently available on US Treasury zero-coupon issues with a term that is equal to the options’ expected term at the grant date.

Dividend Yield—The Company has not declared or paid dividends to date and does not anticipate declaring dividends. As such, the dividend yield has been estimated to be zero.

Stock Options:

From April 1, 2022 through December 31, 2022, AMDI issued stock grants totaling 2,862,350 shares of common stock containing an exercise price of $0.00 per share and vesting terms ranging from zero months (immediate vesting) to 60-months.

The fair value of each option grant on the date of grant is estimated using the Black-Scholes option-pricing model reflecting the following weighted-average assumptions:

	2022	2021
Exercise price	$1.00	-
Share price	$0.00	-
Expected volatility	60% - 98%	-
Expected life of options (in years)	2	-
Risk free interest rate	2.54% - 4.38%	-
Dividend yield	-	-

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Terms
Outstanding at January 1, 2021 and December 31, 2021	-	-
Granted	2,862,350	$0
Exercised	(801,175)	$0
Forfeited or expired	-	-
Outstanding at December 31, 2022	2,061,175		2.08

Exercisable at December 31, 2022	351,175		2.08

During the year ended December 31, 2023, $1,006,503 will be expensed as stock compensation on the accompanying statement of operations. During the year ended December 31, 2024, the remaining $201,301 will be expensed as stock compensation on the accompanying statement of operations.

Expected volatility is based on volatility of the comparable industry common stock prices and the expected life of options is based on current data with respect to employee exercise periods.

The aggregate intrinsic value is calculated at $1.00 per stock option. The total value of unexercised stock options is $2,061,175.

The Company recorded stock-based compensation expense of $1,654,546 period ending December 31, 2022 in connection with awards made under the stock option plans under the fair value method.

The fair value of options vested during the period ending December 31, 2022 was $1.00.

NOTE 13. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through June 2, 2023, which is the date these consolidated financial statements were available for issuance. Subsequent to December 31, 2022, the following events occurred:

Acquisition of Paradise Adventures LLC

On January 25, 2023, AMDI Digital Corporation, a United States Virgin Islands corporation, acquired 100% of the issued and outstanding membership interests in Paradise Adventures, LLC for an initial acquisition price of approximately $3,195,000 which was funded through a cash payment of approximately $819,000, issuance of a note payable in the amount of $2,076,000 and the issuance of 300,000 shares of AMDI Digital Corporation common stock. The note matures 90-days from issuance date, or the effective date of the AMDI Digital Corporation Form S-1 filed with the Securities and Exchange Commission.

The assets purchased in the acquisition include thirteen vessels, one vehicle, equipment and an office building with a fair market value of $2.28 million.

As noted above, in January 2023, the Company entered into a loan agreement in the amount of $800,000 at an interest rate of 42% with the amount of $1,136,000 due in full in August 2023. The business loan was used for the cash payment portion of the acquisition of Paradise Adventures LLC. The balance as of June 5, 2023 on this loan is $683,981.

Also as part of the funding for the Paradise Adventures acquisition, in January 2023, the Company entered into an additional loan agreement in the amount of $1,200,000 at an interest rate of 45% due in full in November 2023. The amount of $500,000 was used for payment of the acquisition of Paradise Adventures, LLC. The remaining funds of the business loan was used for general operating costs of the business. Of the $1,814,400 total amount due, the outstanding principal balance of the loan at June 5, 2023 is $1,247,036.

Debt to Equity Conversion

In January 2023, the Company repaid $300,000 of principal on the Tall Ship Windy mortgage loan (see Note 7) with 300,000 shares of AMDI common stock valued at $1.00 per share. The shares were valued at

Acquisition of Paradise Group

In March 2023, the Paradise Group entered into a Purchase Agreement to sell 100% of the membership interest of the Company to AMDI in 2023. The closing date has been extended to the date of the IPO in order to utilize IPO funds as partial payment of the agreement.

Navy Pier Lease

The previous lease period for the Navy Pier Lease was for a five-year term, beginning on January 1, 2018 and ending on December 31, 2022. On May 1, 2023, the lease was extended for an additional five-year period, ending on December 31, 2027.

PARADISE ADVENTURES LLC
FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
December 31, 2022 and 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Paradise Adventures, LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Paradise Adventures, LLC (the “Company”) as of December 31, 2022 and 2021, and the related statements of operations, members’ equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Explanatory Paragraph – Restatement

As discussed in Note 1, to the financial statements, the December 31, 2022 and 2021 financial statements have been restated to correct a misstatement.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

/s/ Assurance Dimensions

Certified Public Accountants

We have served as the Company’s auditor since 2022.

Tampa, Florida

July 25, 2023, except as to the effect of the restatement described in Note 1, which is dated September 21, 2023.

Paradise Adventures LLC

Balance Sheets

As of December 31, 2022 and 2021

	2022	2021
Assets
Current Assets:
Cash	$6,443	$208,913
Accounts receivable	4,347	-
Security deposits	1,074	-
Total Current Assets	11,864	208,913

Right-of-use assets, net	48,291	64,928
Property and equipment, net	758,998	847,730
Total Assets	$819,153	$1,121,571

Liabilities and Members’ Equity
Current Liabilities:
Accounts payable	$50,440	$35,179
Accrued expenses	36,848	3,066
Advance payable	30,564	70,564
Notes payable, current portion	105,240	163,112
Lease liability, current portion	18,791	16,636
Total Current Liabilities	241,883	288,557

Long-Term Liabilities:
Lease liability, net of current portion	29,500	48,291
Notes payable, net of current portion	473,618	572,799
Total Liabilities	745,001	909,647

Commitments and Contingencies (Note 8)

Members’ Equity	74,152	211,924
Total Liabilities and Members’ Equity	$819,153	$1,121,571

See accompanying notes to the financial statements.

Paradise Adventures LLC

Statements of Operations and Members’ Equity

For the Years Ended December 31, 2022 and 2021

(Restated)

	2022 Restated	2021 Restated
Revenue, Net	$2,038,013	$1,986,193

Cost of Revenue
Cost of labor	814,229	560,154
Cost of direct operating expenses	414,963	360,704
Depreciation Expense	99,003	75,283
Total cost of revenue	1,328,195	996,141

Gross profit	709,818	990,052

Operating costs and expenses
General and administrative expenses	696,210	601,518
Depreciation expense	46,011	38,974
Total operating costs and expenses	742, 221	640,492

Operating income (loss)	(32,403)	349,560

Other Income (Expenses):
Interest expense	(76,303)	(29,966)
Employee retention credit, net	274,107	20,000
Legal settlement	(90,000)	-
Gain on forgiveness of debt	69,512	-
Loss on disposal of assets	-	(60,463)
Total other income (expenses), net	177,316	(70,429)

Net Income	$144,913	$279,131

Members’ Equity – Beginning of Year	211,924	143,891

Net income	144,913	279,131

Distribution to members	(282,685)	(211,098)

Members Equity – End of Year	$74,152	$211,924

See accompanying notes to financial statements.

Paradise Adventures LLC

Statements of Cash Flows

For the Years Ended December 31, 2022 and 2021

	2022	2021
Cash Flows from Operating Activities:
Net income	$144,913	$279,131
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation expense	145,014	114,257
Loss on the disposal of property and equipment	-	60,463
Amortization of right-of-use assets	16,637	14,737
Gain on forgiveness of debt	(69,512)	-
Changes in operating assets and liabilities:
Increase in accounts receivable	(4,347)
Increase in deposits	(1,074)
Increase in accounts payable	15,261	3,904
Increase in accrued expenses	33,782	582
Decrease in lease liabilities	(16,636)	(14,738)
Net cash (used in) provided by operating activities	264,038	458,336

Cash Flows from Investing Activities:
Purchase of property and equipment	(56,282)	(209,542)
Proceeds from disposal of property and equipment	-	45,000
Net cash (used in) provided by investing activities	(56,282)	(164,542)

Cash Flows from Financing Activities:
Proceeds from notes payable	-	85,109
Proceeds from Paycheck Protection Program	-	69,512
Repayments of notes payable	(87,541)	(145,502)
Repayments of advance payable	(40,000)	(10,000)
Distributions to members	(282,685)	(211,098)
Net cash (used in) provided by financing activities	(410,226)	(211,979)

Net (Decrease) Increase in Cash	(202,470)	81,815
Beginning of year	208,913	127,098
End of year	$6,443	$208,913

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$49,782	$29,966
Cash paid for income taxes	$-	$-

Supplemental Disclosure of Noncash Investing Information:
Right-of-use assets recognized in exchange for lease liabilities	$-	$48,730
Purchase of property and equipment with debt financing	$-	$26,825

See accompanying notes to financial statements.

Paradise Adventures LLC

Notes to Financial Statements

December 31, 2022 and 2021

NOTE 1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Business Activities

Paradise Adventures LLC (the “Company” or “Paradise Adventures”), a Florida limited liability company formed on September 17, 2012, as an in-destination tour activity operator providing primarily boat tours and private boat charters with a Caribbean style sailing adventure. The Company owns and operates more than a dozen tour and charter boats with its main operations located in the Panama City Beach, Florida. The Company offers daytime sightseeing sails, snorkel trips, evening sunset sails and private charters.

The Company’s flagship Catamaran, called the “Privateer”, is a 52-foot, U.S. Coast Guard Certified Sailing Catamaran that comfortably carries up to 78 passengers. The Company’s second boat is named “Footloose,” it is a 40-foot, U.S. Coast Guard Certified Catamaran that can carry a maximum of 38 passengers. In 2021, the Company’s purchased a 52-ft Beneteau Sailboat that offers daytime sightseeing and sunset sails for up to 12 guests. Paradise Adventures also created a watersports division in 2020 that offers privately chartered or captained pontoon rentals, paddle board and kayak rentals.

Basis of Presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”).

Restatement

The Company concluded it should restate previously issued financial statements to correct an error on the statement of operations for the years ended December 31, 2022 and 2021.

The restatement is a result of reclassifying depreciation expense associated with vessels and docks, assets directly utilized in the Company’s revenue generating activities, from operating expenses to cost of revenues.

The restated financial statements are indicated as “Restated.” This restatement did not have an impact on the accompanying balance sheet, cash flows, or earnings (loss) per share as of and for the years ended December 31, 2022 and 2021.

The impact of the restatement to the statement of operations for the years ended December 31, 2022 and 2021 is as follows:

	Year Ended December 31, 2022
Statement of Operations	As Previously Reported	Adjustment	As Restated
Depreciation expense	$-	$99,003	$99,003
Total cost of revenue	$1,229,192	$99,003	$1,328,195
Gross profit	$808,821	$(99,003)	$709,818
Depreciation expense	$145,014	$(99,003)	$45,011
Total operating costs and expense	$841,224	$(99,003)	$742,221

	Year Ended December 31, 2021
Statement of Operations	As Previously Reported	Adjustment	As Restated
Depreciation expense	$-	$75,283	$75,283
Total cost of revenue	$920,858	$75,283	$996,141
Gross profit	$1,065,335	$(75,283)	$990,052
Depreciation expense	$114,257	$(75,283)	$38,974
Total operating costs and expense	$715,775	$(75,283)	$640,492

NOTE 2. LIQUIDITY

These financial statements have been prepared assuming the Company will continue as a going concern, which contemplates continuity of operations, realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

Historically, the Company has relied upon cash flows from operations for its capital and growth needs. Management believes that existing cash balances, revenues from newly acquired guests and availability to additional financing will be adequate to fund operations at existing levels beyond one year from the date the financial statements were available to be issued. However, no assurance can be provided that existing funds will be adequate to fund operations. If existing funds are not adequate, management will be required to raise additional capital through the issuance of debt or equity. Based on management’s evaluation, the Company will be able to continue in operation on a going concern basis for at least the next twelve months from the date these financial statements are issued.

These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might result from this uncertainty.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies followed by the Company in the preparation of the consolidated financial statements is as follows:

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates include the estimated useful lives of long-lived assets and net present value of operating lease liabilities. Actual results could differ from those estimates.

Revenue Recognition

The Company recognized revenue in accordance with ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606”) and all the related amendments.

The core principle of ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASC 606 defines a five-step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under previous U.S. GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation.

The Company’s revenues consist of completed group boat tours, private charters and watersports tours, food and beverage sales during the tours and charters, and merchandise sales. Revenue is recognized at the time of completing the performance obligation, in this case, the completion of the tour or charter activity or the passing of the non-refundable booking date, net of sales taxes. Food, beverage and merchandise sales are recorded at the completion of the sales transaction when the food, beverage or merchandise is delivered to the customer. Accordingly, the Company’s revenues are recognized at a point in time.

Boat tour and charter bookings occur via our website at www.paradiseadventurespcb.com, direct phone sales, or third-party online travel agency (“OTA”). Customers pay for their group tour or private charter in full at the time of booking and the Company has operations year-round.

Property and Equipment, Net

Property and equipment are stated at cost, and depreciation is provided by use of the straight-line methods over the estimated useful lives of the various classes of depreciable assets. Estimated lives are as follows:

Years
Property and Equipment:
Boats	5-18
Vehicles	5
Jet Ski	5
Furniture and equipment	5

When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is recognized. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits with banks and all highly liquid investments with original maturities of three months or less. The Company considers investments in money market funds to be cash equivalents. As of December 31, 2022 and 2021, the Company held no cash equivalents.

The Company maintains its cash with financial institutions in bank deposit accounts which, at times, exceed federally insured limits. At December 31, 2022 and 2021, the Company did not have any deposits in excess of federal insured limits. The Company maintains its cash with high quality financial institutions, which the Company believes limits these risks.

Leases

The Company accounts for leases under ASC Topic 842 Leases. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheets. The Company leases boat slips for vessels to conduct business. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a term of 12 months or less.

Operating lease ROU assets represent the right to use the leased asset for the lease term and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at the adoption date in determining the present value of future payments. Operating lease expense is recognized on a straight-line basis over the lease term and is included in general and administrative expenses in the statements of operations.

Income Taxes

The Company has elected to be treated as a sole proprietorship under the Internal Revenue Code. In lieu of corporate federal income taxes, each member is responsible for the tax liability, if any, related to their proportionate share of the Company’s taxable income. Accordingly, no provision for federal income taxes is reflected in the accompanying financial statements; however, the Company will continue to provide for appropriate state income taxes. The Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes in the accompanying statements of operations.

Generally, federal, state and local authorities may examine the Companies’ tax returns for three years from the date of filing. The Company’s tax returns for the years ended December 31, 2022, 2021 and 2020 are open for examination.

Advertising

The Company expenses advertising costs as incurred. During the years ended December 31, 2022 and 2021, advertising expense totaled $80,663 and $64,992, respectively, and are included in general and administrative expenses in the accompanying statements of operations.

NOTE 4. PROPERTY AND EQUIPMENT, NET

The Company’s property and equipment, net consists of the following as of December 31, 2022 and 2021:

Description	Estimated Useful Lives	2022	2021
Boats	5-18	$1,239,075	$1,216,525
Vehicles	5	32,854	32,854
Jet Ski	5	111,000	111,000
Furniture and equipment	5	91,231	57,668
Total property and equipment, at cost		1,474,160	1,418,047
Accumulated depreciation		(715,162)	(570,317)
Total property and equipment, net		$758,998	$847,730

Depreciation expense totaled $145,014 and $114,257 for the years ended December 31, 2022 and 2021, respectively, which has been presented within cost of goods sold and operating costs and expenses on the accompanying statements of operations and members’ equity.

NOTE 5. NOTES PAYABLE

	December 31,
	2022	2021
In February 2015, the Company executed an equipment financing arrangement in the amount of $386,000 with an interest rate at 5.25% per annum, maturing in February 2030 and requiring fixed monthly payments of principal and interest of $3,257 beginning March 2015. The note is secured by property and equipment with a carrying value of approximately $486,089 as of December 31, 2022, is cross-collateralized with other loan agreements with the same lender and is guaranteed by the Company’s managing members.	$208,760	$236,569

In February 2018, the Company executed an equipment financing arrangement in the amount of $125,000 with an interest rate of 5% per annum, maturing in February 2028 and requiring fixed monthly payments of principal and interest of $1,326 beginning March 2018. The note is secured by property and equipment with a carrying value of approximately $486,089 as of December 31, 2022, is cross-collateralized with other loan agreement with the same lender and is guaranteed by Company’s managing members.	78,929	90,584

In October 2019, the Company executed an equipment financing arrangement in the amount of $170,589 with an interest rate of 18% per annum, maturing in October 2024 and requiring fixed monthly payments of principal and interest of $3,468 are required beginning December 2019. The note holder required an advance of the first and last payment that was due at signing, and the note is guaranteed by the Company’s managing members.	59,959	90,301

In July 2020, the Company executed an Economic Injury Disaster Loan in the amount of $150,000 with an interest rate of 3.75% per annum to be repaid with fixed monthly payments of principal and interest of $731 beginning July 2021. The note is secured by substantially all assets of the Company and matures in July 2050.	150,000	148,269

In February 2021, the Company entered into a Paycheck Protection Program Loan (“PPP Loan”) in the amount of $69,512 with an interest rate of 1% per annum, maturing in February 2023 and requiring fixed monthly payments beginning in September 2021. In February 2022, the Company received notification that the PPP Loan principal of $69,512 had been forgiven which has been reflected as a gain on forgiveness of debt on the accompanying statements of operations.	-	69,512

In January 2021, the Company executed an equipment financing arrangement in the amount of $25,689 with an interest rate of 18% per annum, maturing in January 2024, requiring fixed monthly payments of principal and interest of $913 beginning February 2021 and is secured by property and equipment with a carrying value of approximately $20,000 as of December 31, 2022.	11,864	22,967

In May 2021, the Company executed an equipment financing arrangement in the amount of $59,470 with an interest rate of 18% per annum, maturing in May 2025, requiring fixed monthly payments of principal and interest of $1,705 beginning June 2021 and is secured by property and equipment with a carrying value of approximately $40,638 as of December 31, 2022.	49,436	54,423

In May 2021, the Company executed an equipment financing arrangement in the amount of $26,824 with an interest rate of 6.74% per annum, maturing in June 2026, requiring fixed monthly payments of principal and interest of $528 beginning June 2021 and is secured by property and equipment with a carrying value of approximately $63,000 as of December 31, 2022.	19,910	24,286

Total Notes Payable	$578,858	$735,911
Less Current Portion	(105,240)	(163,112)
Notes Payable, Net of Current Portion	$473,618	$572,799

Future maturities of the Company’s notes payable are as follows:

Year Ended December 31,
2023	$105,240
2024	98,740
2025	74,085
2026	54,942
2027	53,866
Thereafter	191,985
$578,858

In January 2023, the Company repaid the notes payable and all accrued interest in full in connection with the sale of the Company to an unrelated party (see Note 9).

NOTE 6. ADVANCE PAYABLE

In 2020, the Company received a working capital advance of $92,410 with no formal repayment terms, due on demand and an interest rate of approximately 12%. As of December 31, 2022 and 2021, the advance had an outstanding principal balance of $30,564 and $70,564, presented as advance payable on the accompanying balance sheets, respectively. As of December 31, 2022, accrued interest on the advance payable amounted to $22,936 which is included in accrued expenses on the accompanying balance sheet. The advance payable and all accrued interest were repaid in full in January 2023, see Note 9.

NOTE 7. LEASES

In December 2019, the Company signed a 1-year lease with Bay Point Master Tenant, LLC for their Footloose vessel, effective January 1, 2020, with respect to certain property and docking space located at 4114 Jan Cooley Drive, Panama City Beach, Florida, 32408. The lease requires the Company to pay a base monthly rental fee of $700 plus 7% tax per month. On November 11, 2020, the Company signed an addendum to the lease agreement to extend the lease through December 31, 2025.

In January 2021, the Company signed a 3-year lease for their Privateer vessel with the same tenet and location. This lease requires the Company to pay a base monthly rental fee of $1,169 plus 7% tax per month.

As of December 31, 2022 and 2021, the right-of-use assets (“ROU”) are summarized as follow:

	2022	2021
Dock lease right-of-use assets	$83,435	$83,435
Less: accumulated amortization	(35,144)	(18,507)
Right-of-use assets, net	$48,291	$64,928

As of December 31, 2022 and 2021, operating lease liabilities related to the ROU assets are summarized as follows:

	2022	2021
Lease liabilities related to dock lease right-of-use assets	$48,291	$64,928
Less: current portion of lease liabilities	(18,791)	(16,637)
Lease liabilities, net of current portion	$29,500	$48,291

As of December 31, 2022, the weighted average lease term remining is 2.34 years and weighted average discount rate is 7%. The following table presents the maturity of the Company’s operating lease liabilities as of December 31, 2022:

Year ended December 31,	Amount
2023	$23,988
2024	23,988
2025	8,988
Total minimum non-cancelable operating lease payments	56,964
Less: discount to fair value	(8,673)
Total lease liability as of December 31, 2022	$48,291

Rent expense for the years ended December 31, 2022 and 2021 was $29,999 and $23,517, respectively, and are included in general and administrative expenses in the accompanying statements of operations.

The following table summarizes the supplemental cash flow information for the years ended December 31, 2022 and 2021:

	2022	2021
Operating cash flows from lease liability	$23,988	$23,988

NOTE 8. COMMITMENTS AND CONTINGENCIES

From time to time, claims are made against the Company in the ordinary course of business, which could result in litigation. Claims and associated litigation are subject to inherent uncertainties and unfavorable outcomes could occur, such as monetary damages, fines, penalties, or injunctions prohibiting the Company from selling one or more products or engaging in other activities. The occurrence of an unfavorable outcome in any specific period could have a material adverse effect on the Company’s results of operations for that period or future periods. The Company is not presently a party to any pending or threatened legal proceedings.

The Company was subject to two legal suits during the year ended December 31, 2022 with each case being settled and/or dismissed. The Company incurred a settlement cost of approximately $90,000, recorded as legal settlement on the accompanying statements of operations and members’ equity. All other fees and legal costs associated with the suits were paid by the insurance company except approximately $8,000, which is recorded within general and administrative expenses on the accompanying statements of operations.

NOTE 9. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through July 25, 2023, which is the date these audited consolidated financial statements were available for issuance. Subsequent to December 31, 2022, the following events occurred:

Acquisition of Paradise Adventures LLC

On January 25, 2023, Amphitrite Digital Corporation (AMDI), a United States Virgin Islands corporation, acquired 100% of the issued and outstanding membership interests in Paradise Adventures, LLC for an initial acquisition price of approximately $3,200,000 which was funded through a cash payment of approximately $824,000, issuance of a note payable in the amount of $2,076,000 and the issuance of 300,000 shares of Amphitrite Digital Corporation common stock with an estimated fair value of $300,000 based on recent common stock sales. The note matures at the effective date of the Amphitrite Digital Corporation Form S-1 filed with the Securities and Exchange Commission or 90-days from the note issuance date.

The proceeds received in the sale of Paradise Adventures LLC to AMDI were utilized to pay in full the advance payable disclosed in note 6 and all outstanding accrued interest. Further, all outstanding principal and accrued interest on the notes payable disclosed in note 5 were repaid in full.

PARADISE GROUP OF COMPANIES

COMBINED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

June 30, 2023 and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members’ of Paradise Group of Companies

Results of Review of Interim Financial Information

We have reviewed the combined balance sheet of Paradise Group of Companies (the Company) as of June 30, 2023, and the related combined statements of operations, Members’ equity and cashflows for the six-month periods ended June 30, 2023 and 2022, and the related condensed notes (collectively referred to as the interim combined financial statements). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim combined financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the balance sheet of the Company as of December 31, 2022, and the related combined statements of operations, Members’ equity, and cash flows for the year then ended (not presented herein); and in our report dated May 11, 2023, we expressed an unqualified opinion on those combined financial statements. In our opinion, the information set forth in the accompanying combined balance sheet as of June 30, 2023, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

Basis for Review Results

These interim combined financial statements are the responsibility of the Company’s management. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the PCAOB, the objective of which is the expression of an opinion regarding the combined financial statements taken as a whole. Accordingly, we do not express such an opinion. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

/s/ Assurance Dimensions

Certified Public Accountants
We have served as the Company’s auditor since 2022.
Tampa, Florida
August 4, 2023

Paradise Group of Companies

Combined Balance Sheets

As of June 30, 2023 and December 31, 2022

	June 30, 2023	December 31, 2022
	(unaudited)	(audited)
Assets
Current Assets:
Cash	$236,551	$416,989
Restricted cash	1,700,360	2,226,288
Accounts receivable, net	333,698	213,199
Inventory	135,525	62,703
Prepaid expenses and other current assets	10,052	7,668
Total current assets	2,416,186	2,926,847

Long Term Assets
Property and equipment, net	47,076	45,622
Security deposits	20,135	15,695
Total long term assets	67,211	61,317

Total Assets	$2,483,397	2,988,164

Liabilities and Members’ Equity
Current Liabilities:
Accounts payable	$43,157	$66,230
Credit card payable	33,120	99,832
Notes payable, current portion	3,240	3,214
Contract liabilities	1,080,028	1,463,987
Funds held for others	620,332	762,301
Total current Liabilities	1,779,877	2,395,564

Long-Term Liabilities:
Notes payable, net of current portion	145,238	146,889
Total Liabilities	1,925,115	2,542,453

Commitments and Contingencies (Note 6)

Members’ Equity	558,282	445,711

Total Liabilities and Members’ Equity	$2,483,397	$2,988,164

See accompanying notes to combined financial statements.

Paradise Group of Companies

Combined Statements of Operations

For the six months ended June 30, 2023 and 2022

	Six months ended June 30,
	2023	2022
	(unaudited)	(unaudited)
Revenues:
Gross term charter revenue	$5,460,566	$7,694,358
Yacht and term charter sales commission	169,654	73,652
Maintenance revenue	243,219	201,114
Yacht management services	38,602	40,430
Other	120	3,600
Total revenues	5,912,161	8,013,154

Cost of Revenue:
Cost of gross term charter revenue	4,431,116	6,532,559
Cost of maintenance	151,007	126,687
Total cost of revenue	4,582,123	6,659,246

Gross profit	1,330,038	1,353,908

Operating Costs and Expenses;
General and administrative expenses	1,184,077	1,033,861
Total operating costs and expenses	1,184,077	1,033,861

Operating income	145,961	320,047

Other Income (Expenses):
Interest expense	(2,780)	(2,842)
Other income	27,637	25,377
Total other income (expenses), net	24,857	22,535

Net Income	$170,818	$342,582

See accompanying notes to combined financial statements.

Paradise Group of Companies

Combined Statements of Members’ Equity

Six months ended June 30, 2023 and 2022

Six months ended June 30, 2023
(unaudited)
Opening Balance - January 1, 2023	$445,711
Distributions	(58,247)
Net income	170,818
Closing balance - June 30, 2023	$558,282

Six months ended June 30, 2022
(unaudited)
Opening Balance - January 1, 2022	$422,549
Distributions	(10,721)
Net income	342,582
Closing balance - June 30, 2022	$754,410

See accompanying notes to combined financial statements.

Paradise Group of Companies

Combined Statements of Cash Flows

For the Six Months Ended June 30, 2023 and 2022

	Six months ended June 30,
	2023	2022
	(unaudited)	(unaudited)
Cash Flows from Operating Activities:
Net income	$170,818	$342,582
Adjustments to reconcile net income to net cash provided by operating activities:
Bad debt expenses	200	20,134
Depreciation	6,046	5,797
Changes in operating assets and liabilities:
Increase in accounts receivable	(120,699)	(41,141)
Increase in prepaid expenses and other assets	(6,824)	(6,789)
Increase in inventory	(72,822)	(37,883)
Decrease in accounts payable and other short term liabilities	(89,785)	(19,362)
(Decrease)/Increase in contract liabilities	(383,959)	15,462
(Decrease)/Increase in funds held for others	(141,969)	24,961
Net cash (used in)/provided by operating activities	(638,994)	303,761

Cash Flows from Investing Activities:	(7,500)	(23,772)
Purchases of property and equipment	(7,500)	(23,772)
Net cash used in investing activities

Cash Flows from Financing Activities:
Repayment of loan	(1,625)	(1,624)
Member distributions	(58,247)	(10,718)
Net cash used in financing activities	(59,872)	(12,342)

Net (Decrease)/Increase in Cash and Restricted Cash	(706,366)	267,647
Cash and Restricted Cash, beginning of year	2,643,277	2,299,094
Cash and Restricted Cash, end of period	$1,936,911	$2,566,741

Cash	236,551	531,598
Restricted Cash	1,700,360	2,035,140
End of period	$1,936,911	$2,566,738

Supplemental disclosure of cash flow information:
Cash paid for interest	$2,780	$2,842
Cash paid for income taxes	$-	$-

See accompanying notes to combined financial statements.

NOTE 1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Business Activities

The Paradise Group of Companies (“PGC”) consists of four entities, which have common ownership and control. Paradise Yacht Management, LLC (“PYM”), formed in July 2015, and its wholly owned subsidiary PYM (BVI) Ltd, formed in May 2022, Paradise Yacht Sales, LLC (“PYL”), formed in November 2019, CharterSmarter, LLC (“CS”), formed in August 2020, Paradise Yacht Clearing, LLC (“PYC”), formed in August 2021 (collectively referred to as the “Company”). The four entities of PYM, PYL, CS and PYC are commonly controlled by three individuals: Michael Hampton, Steve Schlosser and Stefan du Toit who hold 45%, 45% and 10% membership interest of each entity, respectively.

PGC is headquartered in St Thomas, USVI and are engaged as a term charter yacht management company, providing all-inclusive vacations for guests aboard sailing and motor vessels in the Caribbean. These yachts are managed by PYM on behalf of yacht owners, in which PYM controls the yacht through its management services. Ancillary yacht management services include: term charter broker sales activity, term charter clearing agent activity, yacht sales brokerage services and yacht maintenance services.

Basis of Presentation and Principles of Combination

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and include the accounts of the Company. These financial statements include the combined accounts of The Paradise Group of Companies. All intercompany transactions have been eliminated in combination.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies followed by the Company in the preparation of the combined financial statements is as follows:

Use of Estimates

The preparation of the combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates include the estimated useful lives of long-lived assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits with banks and all highly liquid investments with original maturities of three months or less. The Company considers funds received from customers for future term charters to be cash equivalents.

Concentration of Credit Risk

Financial instruments that subject us to credit risk primarily consist of cash.

Cash and Restricted Cash

The Company maintains its cash with financial institutions in bank deposit accounts which, at times, exceed federally insured limits. The Company maintains its cash with high quality financial institutions, which the Company believes limits these risks. On June 30, 2023 and December 31, 2022, cash balances exceeding the FDIC insured limit of $250,000, was $1,244,887 and $1,962,343 respectively.

Restricted cash consists of funds received from customers for future charters, as well as cash held for managed yachts. The following table provides information about restricted cash June 30, 2023 and December 31, 2022:

	June 30,	December 31,
	2023	2022
Funds received from customers for future term charters	$1,080,028	$1,463,987
Cash held for managed yachts	620,332	762,301
Total	$1,700,360	$2,226,288

Inventory

Inventories are valued at the lower of cost and net realizable value and consist of parts resold during maintenance services and work in progress. The cost of parts is calculated using the average cost method of parts plus an allocation of direct shipping and import costs. Work in progress is calculated at cost. The following table provides information about inventory at June 30, 2023 and December 31, 2022:

	June 30, 2023	December 31, 2022
Parts for re-sale	$108,001	$61,370
Work in progress	27,524	1,333
Total	$135,525	$62,703

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. If it is determined that the estimated undiscounted future cash flows are not sufficient to recover the carrying value of the asset, an impairment loss is recognized in the combined statements of operations for the difference between the carrying value and the fair value of the asset.

Property and Equipment, Net

Property and equipment are reported on a Company’s combined balance sheets at net book value, and capitalized at cost. Depreciation is recorded using the straight line method over the estimated useful lives of the various asset classes. Estimate lives are as follows:

Property and Equipment:	Years
Mooring Balls	10
Vehicles	5
Boats	5

When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is recognized. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expenses as incurred.

A breakdown of the property and equipment, net consists of the following as of June 30, 2023 and December 31, 2022:

	June 30, 2023	December 31, 2022
Mooring balls	$15,017	$15,017
Vehicles	34,000	26,500
Boats	26,453	26,453
Total property and equipment, at cost	75,470	67,970
Accumulative depreciation	(28,394)	(22,348)
Total property and equipment, net	$47,076	$45,622

Depreciation expense totaled $6,046 and $5,797, respectively, for the six months ending June 30, 2023 and 2022.

Revenue Recognition

The Company recognized revenue in accordance with ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606”) and all the related amendments.

The core principle of ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASC 606 defines a five-step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under previous U.S. GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation.

The Company’s revenues consist of term charter revenue from managed yachts received from charter customers. While the Company does not own the yachts used for chartering services, the Company has determined that it acts as the principal through its managed services provided to yacht owners. Therefore, revenue is recognized on a gross basis. Charter profits shared with yacht owners, which is typically 15% to 18% of profits, is recognized as a cost of revenue. Additional revenue from non-managed yacht services include clearing agent services, maintenance services, yacht sales brokerage commissions and term charter sales commission. Revenue is recognized at the time of completing the performance obligation, in this case, the completion of the tour or charter activity or the passing of the non-refundable booking date. Accordingly, the Company’s revenues are recognized at a point in time.

Term charter bookings occur via external term charter brokers, as well as the Company’s in-house booking services, such as our website at www.pcyclearing.com. Guests pay for their term charters in full at least 30 days before departure which are reflected as contract liabilities. Term charters are seasonal, operating primarily from late October to early August each year. Therefore, contract liabilities outstanding as of June 30 of any year are expected to be recognized as revenue in the following fiscal year.

Accounts Receivable

The following table provides information about accounts receivable and contract liabilities from contracts with customers:

	Accounts Receivable	Contract Liabilities
January 1, 2022	$304,199	$876,677
December 1, 2022	213,199	1,463,987
June 30, 2023	333,698	1,080,028

The allowance for uncollectible accounts receivables is determined principally on the basis of past collection experience as well as consideration of current economic conditions and changes in our customer collection trends. Based on the current conditions, no allowance for uncollectible accounts was provided for.

Bad debt expense totaled $200 and $20,134, respectively, during the six months ended June 30, 2023 and 2022 and are included in general and administrative expenses in the accompanying combined statements of operations.

Cost of Revenues

Cost of term charter revenue includes term charter brokerage fees, direct term charter expenses, managed yacht maintenance costs and profit sharing payments to yacht owners. Non-managed yacht’s maintenance cost of goods is included as cost of maintenance.

Leases

The Company accounts for leases under ASC Topic 842 Leases. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities on the combined balance sheets.

Operating lease ROU assets represent the right to use the leased asset for the lease term and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at the adoption date in determining the present value of future payments. Operating lease expense is recognized on a straight-line basis over the lease term and is included in general and administrative expenses in the combined statements of operations.

The Company leases an office and workshop to conduct business. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a term of 12 months or less.

Income Taxes

The Paradise Group of companies has elected to be treated as flow-through LLC tax entities under the Internal Revenue Code. In lieu of corporate federal income taxes, each member is responsible for the tax liability, if any, related to their proportionate share of the Company’s taxable income. Accordingly, no provision for federal income taxes is reflected in the accompanying financial statements; however, the Company will continue to provide for appropriate state income taxes if applicable. The Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes in the accompanying combined statements of operations.

Generally, federal, state and local authorities may examine the Companies’ tax returns for three years from the date of filing.

Advertising

The Company expenses advertising costs as incurred. Advertising expense totaled $52,370 and $61,105, respectively, during the six months ended June 30, 2023 and 2022 and are included in general and administrative expenses in the accompanying combined statements of operations.

NOTE 3. NOTES PAYABLE

On May 23, 2020, the Company entered into an EIDL Loan in the amount of $150,000 with a 3.75% interest rate with a 30-year maturity date. Fixed monthly payments of principal and interest in the amount $731 were required beginning June 2021.

The five year repayment schedule is as follows, including a reconciliation to note payable after the current portion:

Years Ending December 31
2023 (remaining)	$1,589
2024	3,303
2025	3,444
2026	3,576
2027	3,712
2028	3,854
Thereafter	129,000
Total notes payable	148,478
Less current portion	(3,240)
notes payable, net of current portion	$145,238

NOTE 4. LEASES

The Company leases an office and workshop to conduct business. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a term of 12 months or less.

Rent expense for the six months ending June 30, 2023 and 2022 was $50,244 and $36,530, respectively.

NOTE 5. MEMBERS’ EQUITY

The group of companies are organized as LLCs, and therefore has members’ equity listed in the combined statements of members’ equity. There is only class of membership interest.

NOTE 6. COMMITMENTS AND CONTINGENCIES

From time to time, claims are made against the Company in the ordinary course of business, which could result in litigation. Claims and associated litigation are subject to inherent uncertainties and unfavorable outcomes could occur, such as monetary damages, fines, penalties, or injunctions prohibiting the Company from selling one or more products or engaging in other activities. The occurrence of an unfavorable outcome in any specific period could have a material adverse effect on the Company’s results of operations for that period or future periods. The Company is not presently a party to any pending or threatened legal proceedings.

NOTE 7. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through August 4, 2023, which is the date these reviewed combined financial statements were available for issuance. Subsequent to June 30, 2023, the following events occurred:

In March 2023, the Paradise Group of Companies entered into a Purchase Agreement to sell 100% of the membership interest of the Company to Amphitrite Digital Incorporated. This transaction is expected to close in the third quarter of 2023 with the initial public offering of Amphitrite Digital Incorporated.

On June 6, 2023, the Paradise Group entered into a First Amendment to the Purchase Agreement which extended the closing date to on or before July 31, 2023. On July 31, 2023 the Paradise Group entered into a Second Amendment to the Purchase Agreement which extended the closing date to on or before September 15, 2023 and eliminated “Contingent Consideration” for financial performance for post-acquisition financial periods agreed upon in the initial Purchase Agreement.

PARADISE GROUP OF COMPANIES

COMBINED FINANCIAL STATEMENTS

December 31, 2022 and 2021

Paradise Group of Companies

December 31, 2022 and 2021

Audited Consolidated Financial Statements as of and for the Years Ended December 31, 2022 and 2021
Report of Independent Public Accounting Firm	F-72
Combined Balance Sheets	F-73
Combined Statements of Operations	F-74
Combined Statements of Changes in Members’ Equity	F-75
Combined Statements of Cash Flows	F-76
Notes to the Combined Financial Statements	F-77 – F-81

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management and Those Charged with Governance of

Paradise Group of Companies

Opinion on the Combined Financial Statements

We have audited the accompanying combined balance sheets of Paradise Group of Companies (the “Company”) as of December 31, 2022 and 2021, and the related combined statements of operations, members’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the combined financial statements). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters to be communicated are matters arising from the current period audit of the combined financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the combined financial statements and (2) involved our especially challenging, subjective, or complex judgments.

We did not identify critical audit matters that need to be communicated.

/s/ Assurance Dimensions

Certified Public Accountants

We have served as the Company’s auditor since 2022.

Tampa, Florida

May 11, 2023

Paradise Group of Companies

Combined Balance Sheets

As of December 31, 2022 and 2021

	December 31, 2022	December 31, 2021
Assets
Current Assets:
Cash	$416,989	$304,377
Restricted Cash	2,226,288	1,994,717
Accounts Receivable	213,199	304,199
Inventory	62,703	26,915
Prepaid expenses and other assets	7,668	17,150
Total current assets	2,926,847	2,647,358

Long Term Assets
Property and equipment, net	45,622	33,678
Security deposits	15,695	15,695
Total long term assets	61,317	49,373

Total Assets	$2,988,164	$2,696,731

Liabilities and Members’ Equity
Current Liabilities:
Accounts Payable	$66,230	$44,958
Credit cards payable	99,832	77,632
Notes payable, current portion	3,214	3,301
Contract liabilities	1,463,987	876,677
Funds held for others	762,301	1,118,040
Other current liabilities	-	3,471
Total current liabilities	2,395,564	2,124,079

Long-Term Liabilities:
Notes payable, net of current portion	146,889	150,103
Total Liabilities	2,542,453	2,274,182

Commitments and Contingencies (Note 6)

Members; Equity	445,711	422,549
Total Liabilities and Members’ Equity	$2,988,164	$2,696,731

See accompanying notes to combined financial statements.

Paradise Group of Companies

Combined Statement of Operations

For the Years Ended December 31, 2022 and 2021

	2022	2021
Revenues:
Gross term charter revenue	$10,023,534	$9,291,099
Yacht and term charter sales commission	187,380	237,068
Maintenance revenue	254,070	139,273
Yacht management services	61,009	58,120
Other	3,740	400
Total revenues	10,529,733	9,725,960

Cost of Revenue:
Cost of gross term charter revenue	8,112,322	8,019,678
Cost of maintenance	162,653	109,563
Total cost of revenue	8,274,975	8,129,241

Gross profit	2,254,758	1,596,719

Operating Costs and Expenses:
General and administrative expenses	2,233,331	1,285,275
Total operating costs and expenses	2,233,331	1,285,275

Operating income	21,427	311,444

Other Income (Expenses)
Interest expense	(5,699)	(5,786)
Gain on forgiveness of loans	-	47,164
Other income	71,816	63,745
Total other income (expenses), net	66,117	105,123

Net Income	$87,544	$416,567

See accompanying notes to combined financial statements.

Paradise Group of Companies

Combined Statements of Members’ Equity

For the Years Ended December 31, 2022 and 2021

Total Members’ Equity
Balance, December 31, 2020	$4,022
Contributions	1,960
Net income	416,567
Balance, December 31, 2021	422,549
Distributions	(64,382)
Net income	87,544
Balance, December 31, 2022	$445,711

See accompanying notes to combined financial statements.

Paradise Group of Companies

Combined Statements of Cash Flows

For the Years Ended December 31, 2022 and 2021

	2022	2021
Cash Flows from Operating Activities
Net income	$87,544	$416,567
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Bad debt	22,685	8,601
Gain on forgiveness of loans	-	(47,164)
Depreciation	11,843	5,591
Changes in operating assets and liabilities:
Decrease/(Increase) in accounts receivable	68,315	(201,500)
Decrease/(Increase) in prepaid expenses and other assets	9,482	(20,022)
Increase in inventory	(35,788)	(17,415)
Increase in accounts payable and other short term liabilities	40,001	18,709
Increase in contract liabilities	587,310	876,677
(Decrease)/Increase in funds held for others	(355,739)	233,947
Net cash (used in) provided by operating activities	435,653	1,273,991

Cash Flows from Investing Activities
Purchases of property and equipment	(23,787)	(26,166)
Net cash (used in) provided by investing activities	(23,787)	(26,166)

Cash Flows from Financing Activities:
Repayment of loan	(3,301)	-
Proceeds from forgivable loans	-	27,582
Member contributions (distributions)	(64,382)	1,960
Net cash provided (used) by financing activities	(67,683)	29,542

Net Increase in Cash and Restricted Cash	344,183	1,277,367
Cash and Restricted Cash, beginning of year	2,299,094	1,021,727
Cash and Restricted Cash, end of year	$2,643,277	$2,299,094

Cash	416,989	304,377
Restricted Cash	2,226,288	1,994,717
End of year	2,643,277	2,299,094

Supplemental disclosure of cash flow information:
Cash for paid interest	$5,699	$3,398
Cash paid for income taxes	-	-

See accompanying notes to combined financial statements.

Paradise Group of Companies

Notes to Combined Financial Statements

December 31, 2022 and 2021

NOTE 1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Business Activities

The Paradise Group of Companies (“PGC”) consists of five entities, which have common ownership and control. Paradise Yacht Management, LLC (“PYM”), formed in July 2015, and its wholly owned subsidiary PYM (BVI) Ltd, formed in May 2022, Paradise Yacht Sales, LLC (“PYL”), formed in November 2019, CharterSmarter, LLC (“CS”), formed in Augusts 2020, Paradise Yacht Clearing, LLC (“PYC”), formed in August 2021.(collectively referred to as the “Company”). The four entities of PYM, PYL, CS and PYC are commonly controlled by three individuals: Michael Hampton, Steve Schlosser and Stefan du Toit who hold 45%, 45% and 10% membership interest of each entity, respectively.

PGC is headquartered in St Thomas, USVI and are engaged as a term charter yacht management company, providing all-inclusive vacations for guests aboard sailing and motor vessels in the Caribbean. These yachts are managed by the PYM on behalf of yacht owners, in which PYM controls the yacht through its management services. Ancillary yacht management services include: term charter broker sales activity, term charter clearing agent activity, yacht sales brokerage services and yacht maintenance services.

Basis of Presentation and Principles of Combination

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and include the accounts of the Company. These financial statements include the combined accounts of The Paradise Group of Companies. All intercompany transactions have been eliminated in combination.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies followed by the Company in the preparation of the combined financial statements is as follows:

Use of Estimates

The preparation of the combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates include the estimated useful lives of long-lived assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits with banks and all highly liquid investments with original maturities of three months or less. The Company considers funds received from customers for future term charters to be cash equivalents.

Concentration of Credit Risk

Financial instruments that subject us to credit risk primarily consist of cash.

Cash and Restricted Cash

The Company maintains its cash with financial institutions in bank deposit accounts which, at times, exceed federally insured limits. The Company maintains its cash with high quality financial institutions, which the Company believes limits these risks. On December 31, 2022 and 2021, cash balances exceeding the FDIC insured limit of $250,000, was $1,962,343 and 1,631,552 respectively.

Restricted cash consists of funds received from customers for future charters, as well as cash held for managed yachts. The following table provides information about restricted cash for the years ending December 31:

	2022	2021
Funds received from customers for future term charters	$1,463,987	$876,677
Cash held for managed yachts	762,301	1,118,040
Total	$2,226,288	$1,994,717

Inventory

Inventories are valued at the lower of cost and net realizable value and consist of parts resold during maintenance services and work in progress. The cost of parts is calculated using the average cost method of parts plus an allocation of direct shipping and import costs. Work in progress is calculated at cost. The following table provides information about inventory for the years ending December 31:

	2022	2021
Parts for re-sale	$61,371	$26,915
Work in progress	1,333	-
Total	$62,703	$26,915

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. If it is determined that the estimated undiscounted future cash flows are not sufficient to recover the carrying value of the asset, an impairment loss is recognized in the combined statements of operations for the difference between the carrying value and the fair value of the asset.

Property and Equipment, Net

Property and equipment are reported on a Company’s combined balance sheets at net book value, and capitalized at cost. Depreciation is recorded using the straight line method over the estimated useful lives of the various asset classes. Estimate lives are as follows:

Property and Equipment:	Years
Mooring Balls	10
Vehicles	5
Boats	5

When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is recognized. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expenses as incurred.

A breakdown of the property and equipment consists of the following as of December 31, 2022 and 2021:

	2022	2021
Mooring balls	$15,017	$15,017
Vehicles	26,500	3,000
Boats	26,453	26,166
Total property and equipment, at cost	67,970	44,183
Accumulative depreciation	(22,348)	(10,505)
Total property and equipment, net	$45,622	$33,678

Depreciation expense totaled $11,843 and $5,591, respectively, for the years ending December 31, 2022 and 2021.

Revenue Recognition

The Company recognized revenue in accordance with ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606”) and all the related amendments.

The core principle of ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASC 606 defines a five-step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under previous U.S. GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation.

The Company’s revenues consist of term charter revenue from managed yachts received from charter customers. While the Company does not own the yachts used for chartering services, the Company has determined that it acts as the principal through its managed services provided to yacht owners. Therefore, revenue is recognized on a gross basis. Charter profits shared with yacht owners, which is typically 15% to 18% of profits, is recognized as a cost of revenue. Additional revenue from non-managed yacht services include clearing agent services, maintenance services, yacht sales brokerage commissions and term charter sales commission. Revenue is recognized at the time of completing the performance obligation, in this case, the completion of the tour or charter activity or the passing of the non-refundable booking date. Accordingly, the Company’s revenues are recognized at a point in time.

Term charter bookings occur via external term charter brokers, as well as the Company’s in-house booking services, such as our website at www.pcyclearing.com. Guests pay for their term charters in full at least 30 days before departure which are reflected as contract liabilities. Term charters are seasonal, operating primarily from late October to early August each year. Therefore, contract liabilities outstanding as of December 31 of any year are expected to be recognized as revenue in the following fiscal year.

The following table provides information about accounts receivable and contract liabilities from contracts with customers:

	Accounts Receivable	Contract Liabilities
January 1, 2021	$113,300	$-
December 31, 2021	304,199	876,677
December 31, 2022	213,199	1,463,987

Bad debt expense totaled $22,685 and $8,601, respectively, during the years ended December 31, 2022 and 2021 and are included in general and administrative expenses in the accompanying combined statements of operations.

Cost of Revenues

Cost of term charter revenue includes term charter brokerage fees, direct term charter expenses, managed yacht maintenance costs and profit sharing payments to yacht owners. Non-managed yacht’s maintenance cost of goods is included as cost of maintenance.

Leases

The Company accounts for leases under ASC Topic 842 Leases. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities on the combined balance sheets.

Operating lease ROU assets represent the right to use the leased asset for the lease term and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at the adoption date in determining the present value of future payments. Operating lease expense is recognized on a straight-line basis over the lease term and is included in general and administrative expenses in the combined statements of operations.

The Company leases an office and workshop to conduct business. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a term of 12 months or less.

Income Taxes

The Paradise Group of companies has elected to be treated as flow-through LLC tax entities under the Internal Revenue Code. In lieu of corporate federal income taxes, each member is responsible for the tax liability, if any, related to their proportionate share of the Company’s taxable income. Accordingly, no provision for federal income taxes is reflected in the accompanying financial statements; however, the Company will continue to provide for appropriate state income taxes if applicable. The Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes in the accompanying combined statements of operations.

Generally, federal, state and local authorities may examine the Companies’ tax returns for three years from the date of filing.

Advertising

The Company expenses advertising costs as incurred. Advertising expense totaled $117,478 and $48,405, respectively, during the years ended December 31, 2022 and 2021 and are included in general and administrative expenses in the accompanying combined statements of operations.

NOTE 3. NOTES PAYABLE

On May 2, 2020, the Company entered into a Paycheck Protection Program Loan (“PPP Loan”) in the amount of $19,582 with a 1% interest rate. In February 2021, the Company received notification that this PPP Loan had been forgiven.

In February 2021 the Company entered into a second PPP Loan in the amount of $19,582 with a 1% interest rate. In July 2021, the Company received notification that this PPP Loan had also been forgiven.

Additionally, on June 28, 2021 received $8,000 from the SBA as a disaster loan. This advance was forgiven in July 2021.

The principal balances of $47,164 for the remaining loans above have been reflected as gain on forgiveness of loans on the 2021 accompanying combined statements of operations.

On May 23, 2020, the Company entered into an EIDL Loan in the amount of $150,000 with a 3.75% interest rate with a 30-year maturity date. Fixed monthly payments of principal and interest in the amount $731 were required beginning June 2021.

The five year repayment schedule is as follows, including a reconciliation to note payable after the current portion:

Years Ending December 31
2023	$3,214
2024	3,303
2025	3,444
2026	3,576
2027	3,712
Thereafter	132,854
Total notes payable	150,103
Less current portion	(3,214)
Notes payable, net of current portion	$146,889

NOTE 4. LEASES

The Company leases an office and workshop to conduct business. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a term of 12 months or less.

Rent expense for the years ended December 31, 2022 and 2021 was $90,208 and $34,081, respectively.

NOTE 5. MEMBERS’ EQUITY

The group of companies are incorporated as LLCs, and therefor has members’ equity listed in the combined statements of members’ equity. There is only class of membership interest.

NOTE 6. COMMITMENTS AND CONTINGENCIES

From time to time, claims are made against the Company in the ordinary course of business, which could result in litigation. Claims and associated litigation are subject to inherent uncertainties and unfavorable outcomes could occur, such as monetary damages, fines, penalties, or injunctions prohibiting the Company from selling one or more products or engaging in other activities. The occurrence of an unfavorable outcome in any specific period could have a material adverse effect on the Company’s results of operations for that period or future periods. The Company is not presently a party to any pending or threatened legal proceedings.

NOTE 7. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through May 11, 2023, which is the date these audited combined financial statements were available for issuance. Subsequent to December 31, 2022, the following events occurred:

In March 2023, the Paradise Group of Companies entered into a Purchase Agreement to sell 100% of the membership interest of the Company to Amphitrite Digital Incorporated.

[     ] Shares of Common Stock

AMPHITRITE DIGITAL INCORPORATED.

PRELIMINARY PROSPECTUS

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS IS NOT AN OFFER TO SELL COMMON STOCK AND IS NOT SOLICITING AN OFFER TO BUY COMMON STOCK IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Until [●], all dealers that effect transactions in these securities whether or not participating in this Offering may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

The Date of This Prospectus is [●], 2023

Sole Book-Running Manager

Maxim Group LLC

[-] Shares of Common Stock

PROSPECTUS

Sole Book-Running Manager

Maxim Group LLC

_______ ___, 2023

Until ____, 2023 (25 days from the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Alternate Pages for Resale Prospectus

AMPHITRITE DIGITAL INC.

Shares of Common Stock

This prospectus relates to [-] shares of common stock, par value $0.01 per share, or the shares of common stock, of Amphitrite Digital Inc. that may be sold from time to time by the selling stockholders named in this prospectus.

We will not receive any proceeds from the sales of outstanding shares of common stock by the selling stockholders.

Prior to the offering, there has been no public market for shares of our common stock. We have applied to have the shares of common stock listed on The Nasdaq Capital Market, LLC (“Nasdaq”) under the symbol “AMDI.” There cannot be any assurances that Nasdaq will approve our listing application.

The selling stockholders may offer and sell the shares of common stock being offered by this prospectus from time to time in public or private transactions, or both. These sales will occur at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The selling stockholders may sell shares to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders, the purchasers of the shares, or both. Any participating broker-dealers and any selling stockholders who are affiliates of broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, and any commissions or discounts given to any such broker-dealer or affiliates of a broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act of 1933, as amended. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their shares of common stock. We will pay all expenses (other than discounts, concessions, commissions and similar selling expenses, if any) relating to the registration of the selling stockholders’ shares of common stock with the Securities and Exchange Commission. See “Plan of Distribution” for a more complete description of the ways in which the shares may be sold.

We are an “emerging growth company” under the federal securities laws, and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Smaller Reporting Company” for additional information.

Investing in our securities involves a high degree of risk. Before buying any shares, you should carefully read the discussion of the material risks of investing in our securities under the heading “Risk Factors” beginning on page 19 of this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                   .

Alternate Page for Resale Prospectus

The Offering

Shares of Common Stock Offered by the Selling Stockholders:	This prospectus relates to [-] shares of common stock that may be sold from time to time by the selling stockholders named in this prospectus. We will not receive any proceeds from the sales of outstanding shares of common stock by the selling stockholders.

Shares Outstanding (1):	[-] shares of common stock (or [-] shares of common stock if the underwriters exercise the over-allotment option in full in connection with the Company’s public offering).

Risk Factors:	Investing in our shares of common stock involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 19 before deciding to invest in our shares of common stock.

Trading Market and Symbol:	We have applied to list our shares of common stock on The Nasdaq Capital Market under the symbol “AMDI.” We believe that upon the completion of this offering, we will meet the standards for listing on Nasdaq. The closing of this offering is contingent upon the successful listing of our shares of common stock on The Nasdaq Capital Market.

(1)

The number of shares of common stock outstanding assumes the issuance by the Company of [-] shares of common stock pursuant to the Public Offering Prospectus filed contemporaneously herewith and an aggregate of [-] shares of common stock to be issued upon the closing of the public offering, including [-] shares of common stock being offered by the selling stockholders pursuant to this prospectus but excludes the following shares:

●         [-]

Alternate Page for Resale Prospectus

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by them for brokerage, accounting, tax or legal services or any other expenses incurred by them in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants.

Alternate Page for Resale Prospectus

SELLING STOCKHOLDERS

We are registering [-] shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of these securities or as otherwise disclosed below, the selling stockholders have not had any position, office, or other material relationship with us or any of our predecessors or affiliates within the past three years, and based on the information provided to us by the selling stockholders, no selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

The [-] shares of common stock being registered on behalf of the selling stockholders consist of the following issuances:

●	[-]

●	[-]

●	[-]

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any ordinary shares that such person or any member of such group has the right to acquire within sixty (60) days of the date of this prospectus. For purposes of computing the percentage of outstanding ordinary shares held by each person or group of persons named below, any shares that such person or persons has the right to acquire within sixty (60) days of the date of this prospectus are deemed to be outstanding for such person, but not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership by any person.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. Column (a) lists the number of shares of common stock beneficially owned by each selling stockholder after the primary offering of [-] shares of common stock by the Company and automatic issuance of [-] shares of common stock to the selling stockholders at the closing of the primary offering. Column (b) lists the percentage of shares of common stock each selling stockholder will own after the closing of the primary offering but before such selling stockholder sells any of their registered shares. Column (c) lists the number of shares of common stock that we are registering on behalf of each selling stockholder. Column (d) lists the number of shares of common stock that will be beneficially owned by each selling stockholder after the sale of all of their registered shares. Column (d) lists the percentage of outstanding shares of common stock each stockholder will own after the sale of all of their registered shares.

The selling stockholders can offer all, some or none of their shares of common stock. See “Plan of Distribution.” We, therefore, have no way of determining the number of shares of common stock each selling stockholder will hold after this offering. Therefore, the fourth and fifth columns assume that each selling stockholder will sell all shares of common stock covered by this prospectus.

	Number of shares of common stock beneficially owned after primary offering	Percentage of common stock beneficially owned after primary offering (1)	Number of shares of common stock being registered	Number of shares of common stock owned after selling stockholder resale (2)	Percentage of common stock beneficially owned after the selling stockholder resale (3)
Name	(a)	(b)	(c)	(d)	(e)
%
%
%
%
%
%
%
%
%
%
%
%
%
%
%
%
%
%
%
%
%
%
%
%
%
%
%
%
%
%
%
%
%
%
%
%
%
%
%
%
%
%
%
%
%
%
TOTAL:						%

Numbered notes for table if needed.

Alternate Page for Resale Prospectus

PLAN OF DISTRIBUTION

Each selling stockholder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on any stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales will occur at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. A selling stockholder may use any one or more of the following methods when selling securities:

○	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

○	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

○	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

○	an exchange distribution in accordance with the rules of the applicable exchange;

○	privately negotiated transactions;

○	settlement of short sales;

○	in transactions through broker-dealers that agree with the selling stockholders to sell a specified number of such securities at a stipulated price per security;

○	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

○	a combination of any such methods of sale; or

○	any other method permitted pursuant to applicable law.

The selling stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act of 1933, as amended, or the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

We are required to pay certain fees and expenses incurred by us incident to the registration of the securities. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The resale securities covered hereby will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, or the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the shares of common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the shares of common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

Alternate Page for Resale Prospectus

LEGAL MATTERS

Hamilton & Associates Law Group P.A. and Nelson Mullins Riley & Scarborough LLP are our legal advisors. Certain legal matters relating to the Offering will be passed upon for the underwriters by Harter Secrest and Emery LLP.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and Nasdaq listing fee.

Item	Amount to be paid
SEC registration fee	$	[●]
FINRA filing fee	$	[●]
Nasdaq filing fee		$5,000
Printing fees and expenses		$1,000
Legal fees and expenses		$500,000
Accounting fees and expenses		$250,000
Underwriter’s expenses		$25,000
Transfer agent’s fees and expenses		$5,000
Miscellaneous fees and expenses		$5,000

Total	$	[●]

Item 14. Indemnification of Directors and Officers

We are incorporated under the laws of the U.S. Virgin Islands (“USVI”). USVI law and Section 8 of our Articles of Incorporation provides that each director, stockholder and officer, in consideration for his services, shall, in the absence of fraud, be indemnified, whether then in office or not, for the reasonable cost and expenses incurred by him in connection with the defense of, or for advice concerning any claim asserted or proceeding brought against him by reason of his being or having been a director, stockholder or officer of the corporation or of any subsidiary of the corporation, whether or not wholly-owned, to the maximum extent permitted by law. The foregoing right of indemnification shall be inclusive of any other rights to which any director, stockholder or officer may be entitled as a matter of law. Further, Section 9 provides that No contract or other transaction between the corporation and other corporations, in the absence of fraud, shall be affected or invalidated by the fact that any one or more of the directors of the corporation is or are interested in a contract or transaction, or are directors or officers of any other corporation, and any director or directors, individually or jointly, may be a party or parties to, or may be interested in such contract, act or transaction, or in any way connected with such person or person’s firm or corporation, and each and every person who may become a director of the corporation is hereby relieved from any liability that might otherwise exist from this contracting with the corporation for the benefit of himself or any firm, association or corporation in which he may be in any way interested. Any director of the corporation may vote upon any transaction with the corporation without regard to the fact that he is also a director of such subsidiary or corporation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

We maintain insurance policies under which our directors and officers are insured up to $2.5 million, subject to the limitations of the policy, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers. The coverage provided by these policies may apply whether or not the registrant would have the power to indemnify such person against such liability under the provisions of applicable USVI laws.

The underwriting agreement between the registrant and the underwriters to be filed as Exhibit 1.1 to this registration statement provides for the indemnification by the underwriters of the registrant’s directors and officers and certain controlling persons against specified liabilities, including liabilities under the Securities Act with respect to information provided by the underwriters specifically for inclusion in the registration statement.

Item 15. Recent Sales of Unregistered Securities

In the three years prior to the date of this prospectus, we offered and sold the Common Stock below. None of the issuances involved underwriters, underwriting discounts or commissions. We relied upon Section 4(a)(2) and Rule 506(b) of the Securities Act of 1933, as amended for the offer and sale of the securities. We believed these exemptions were available because:

●	We are not a blank check company;

●	We filed a Form D, Notice of Sales, with the SEC;

●	Sales were not made by general solicitation or advertising;

●	All certificates had restrictive legends; and

●	Sales were made to persons with a pre-existing relationship to members of our management.

On April 1, 2022, we issued 3,200,000 shares of our Common Stock to our Founder, Chairman and Chief Revenue Officer, Scott A. Stawski, for services as our Founder.

On April 1, 2022, we issued 3,200,000 shares of our Common Stock to our Founder, President and Director, Hope A. Stawski, for services as our Founder.

On April 1, 2022, we granted options to purchase 500,000 shares of our Common Stock to our Vice President of Operations and Secretary, Patrick Mullett, with the exercise price of $0.00 per share, as one of our Incorporators. 250,000 options vested and were exercised on April 1, 2022, and 250,000 options will vest on April 1, 2023. The options expire on April 1, 2023. We valued the Common Stock at $1.00 per share.

On April 1, 2022, we adopted our Director Stock Incentive Plan, as amended. As of December 31, 2022, we have issued 900,000 options to purchase Common Stock under the Plan, of which 450,000 options have been exercised and 450,000 options are unexercised as set forth below:

●	On April 1, 2022, we granted options to purchase an aggregate of 450,000 shares of the Common Stock, or 150,000 shares of the Common Stock each to three of our directors, Michael Klaus, Robert Chapple, and Bryan Mason, Esq, with an exercise price of $0.00 per share of which (i) options to purchase 75,000 shares of the Common Stock had vested and were exercised by each Messrs. Klaus, Chapple and Mason on April 1, 2022, and (ii) the remaining options to purchase 225,000 shares of the Common Stock vest on April 1, 2023 and expire on April 1, 2024.

●	On September 22, 2022, we granted options to purchase an aggregate of 450,000 shares of the Common Stock, or options to purchase 150,000 shares of the Common Stock each to three of our directors, Anu Singh, Martha Gorum, Esq. and Richard Phillips, with an exercise price of $0.00 per share, of which (i) options to purchase 75,000 shares of the Common Stock had vested and were exercised by each Messrs. Singh, Gorum and Phillips on September 22, 2022, (ii) and the remaining 225,000 unexercised options vest on September 22, 2023 and expire on April 1, 2024.

On April 1, 2022, we adopted our Employee Stock Incentive Plan, as amended. As of December 31, 2022, we have issued 2,637,350 options to purchase Common Stock under the Plan, of which 1,011,175 options have been exercised and 1,626,175 options are unexercised.

●	On April 1, 2022, we granted options to purchase an aggregate of 750,000 shares of the Common Stock, or 375,000 shares of the Common Stock to each to Scott Stawski, our Chairman and Chief Revenue Officer, and Hope Stawski, our President and Director, which have an exercise price of $.01 per share and vest at a rate of 20% annually for 5 years, beginning on April 1, 2023. The options expire 2 years after vesting or 1 year after termination of employment by the Company or if termination is without cause, all unvested options shall automatically vest on the date of the Board’s notice of termination.

●	On September 1, 2022, we granted options to purchase 125,000 shares of our Common Stock to our Vice President of Operations and Secretary, Patrick Mullett, with an exercise price of $.01 per share. The options vest at a rate of 20% annually (25,000 options) for 5 years, starting on April 1, 2023, and have an expiration date of 2 years after vesting or 1 year after termination of employment by the Company. If terminated at any time without cause, all unvested options shall automatically vest on the date of the Board’s notice of termination.

On July 31, 2022, we completed an SEC Regulation Crowdfunding and sold an aggregate of 650,034 of our Common Shares to 238 investors for proceeds of $650,034. We relied on the exemption from registration provided by Section 4(a)6 of the Securities Act. All communications and offers and sales took place through a SEC registered funding portal.

On August 2, 2022, we issued 180,000 shares of our Common Stock to Bruce Randall in exchange for the cancellation of $180,000 in debt.

On December 21, 2022, we sold an aggregate of 10,000 of our Common Stock to 3 investors for proceeds of $10,000.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement***
2.1	Stock Purchase Agreement, dated January 12, 2022, by and between Ham and Cheese Events LLC and Bruce Randall and Karen Randall.*
2.2	Stock Purchase Agreement, dated April 1, 2022, by and between the Company and Ham and Cheese Events LLC.*
2.3	Asset Purchase Agreement, dated April 19, 2022, by and between the STDC Holdings Incorporated and Ham and Cheese Evens LLC.**
2.4	Stock Purchase Agreement, dated January 18, 2023, by and between the Company and Paradise Adventures LLC.*
2.5	Membership Interest Purchase Agreement, dated March 24, 2023, by and among the Company, Steve Schlosser, Michael Hampton, and Stefan du Toit.*
2.6	First Amendment to Membership Interest Purchase Agreement, dated June 6, 2023, by and among the Company, Steve Schlosser, Michael Hampton, and Stefan du Toit.*
2.7	Second Amendment to Membership Interest Purchase Agreement, dated July 31, 2023, by and among the Company, Steve Schlosser, Michael Hampton, and Stefan du Toit.*
2.8	Third Amendment to Membership Interest Purchase Agreement, dated September 15, 2023, by and among the Company, Steve Schlosser, Michael Hampton, and Stefan du Toit.**
3.1	Articles of Incorporation of the Company, dated April 1, 2022.*
3.2	Bylaws of the Company, dated April 28, 2022.*
4.1	Form of Underwriters’ Warrant.***
5.1	Opinion of Hamilton & Associates Law Group, P.A.***
10.1	Form of Stock Subscription Agreement.*
10.2	2022 Omnibus Securities and Incentive Plan dated November 29, 2022.*
10.3	Employment Agreement, by and between the Company and Scott Stawski, dated April 1, 2022.*
10.4	Employment Agreement, by and between the Company and Hope Stawski, dated April 1, 2022.*
10.5	Employment Agreement, by and between the Company and Patrick Mullett, dated September 1, 2022.*
10.6	Director Offer Letter, by and between the Company and Robert Chapple, dated April 1, 2022.*
10.7	Director Offer Letter, by and between the Company and Bryan Mason, dated April 1, 2022.*
10.8	Director Offer Letter, by and between the Company and Michael Klaus, dated April 1, 2022.*
10.9	Director Offer Letter, by and between the Company and Anu Singh, dated September 19, 2022.*
10.10	Director Offer Letter, by and between the Company and Martha Gorum, dated September 19, 2022.*
10.11	Director Offer Letter, by and between the Company and Richard Phillips, dated September 19, 2022.*
10.12	Option Grant Letter, by and between the Company and Robert Chapple, dated April 1, 2022.*
10.13	Option Grant Letter, by and between the Company and Bryan Mason, dated April 1, 2022.*
10.14	Option Grant Letter, by and between the Company and Michael Klaus, dated April 1, 2022.*
10.15	Option Grant Letter, by and between the Company and Anu Singh, dated September 22, 2022.*
10.16	Option Grant Letter, by and between the Company and Martha Gorum, dated September 22, 2022.*
10.17	Option Grant Letter, by and between the Company and Richard Phillips, dated September 22, 2022.*
10.18	License Agreement, dated May 1, 2023, between Windy of Chicago Ltd and Navy Pier, Inc.**
10.19	Lease Agreement, dated July 17, 2020, by and between Ham and Cheese Events LLC d/b/a Seas the Day Charters USVI and IGY-AHY St. Thomas Holdings, LLC.*
10.20	Operating Lease Agreement, dated April 19, 2022, by and between STDC Holdings Incorporation and Ham and Cheese Events LLC.*

10.21	Watersports Lease Agreement, dated June 1, 2022, by and between Seas the Day Charters USVI and Pleasant Properties, LLC.**
10.22	Office Lease Agreement, dated November 1, 2021, by and between Paradise Yacht Management, LLC and IGY-AYH St. Thomas Holdings, LLC.*
10.23	Service agreement, dated November 29, 2019, by and between Paradise Adventures LLC and Bay Point Master Tenant, LLC.*
10.24	Secured Lump-Sum Promissory Note Agreement, dated April 1, 2022, by and between the Company and Ham and Cheese Events, LLC.*
10.25	Secured Lum-Sum Promissory Note Agreement, dated April 19, 2022, by and between the STDC Holdings Incorporated and Ham and Cheese Events, LLC.*
10.26	Supplier Agreement by and between the Company and Viator, Inc.*
10.27	Employment Agreement by and between the Company and Steve Schlosser, dated [●]***
10.28	Employment Agreement by and between the Company and Mark Hampton, dated [●]***
10.29	Employment Agreement by and between the Company and Donnie Cocker, dated January 18, 2023*
10.30	Personal Guarantee by and among Scott Stawski, Hope Stawski and Tall Ship Adventures of Chicago, Inc., dated January 12, 2022*
10.31	Promissory Note and Debt Assumption dated April 19, 2022 (for a loan dated June 7, 2019) by and between STDC Holdings Inc. and Ham and Cheese Events LLC.*
10.32	Promissory Note and Debt Assumption dated April 19, 2022 (for a loan dated November 15, 2021) by and between STDC Holdings Inc. and Ham and Cheese Events LLC.*
10.33	Promissory Note dated April 1, 2022 by and between the Company and Ham and Cheese Events LLC.*
10.34	Promissory Note dated April 19, 2022 by and between STDC Holdings Inc. and Ham and Cheese Events LLC.*
10.35	Promissory Note and Debt Assumption dated April 19, 2022 (for a loan dated April 7, 2022) by and between STDC Holdings Inc. and Ham and Cheese Events LLC.*
10.36	Promissory Note and Debt Assumption dated April 19, 2022 (for a loan dated April 11, 2022) by and between STDC Holdings Inc. and Ham and Cheese Events LLC.*
10.37	First Amended and Restated Secured Promissory Note dated April 15, 2022 by and between Windy of Chicago, Ltd. and Tall Ship Adventures of Chicago, Inc.*
10.38	Promissory Note and Debt Assumption dated April 19, 2022 (for a loan dated October 19, 2022) by and between STDC Holdings Inc. and Ham and Cheese Events LLC.*
10.39	Payment Protection Program Promissory dated May 14, 2020 by and between Ham & Cheese Events LLC and Wells Fargo SBA Lending.*
10.40	Amended Loan Authorization and Agreement dated May 20, 2020, October 7, 2021, and January 21, 2022 by and between Ham & Cheese Events LLC and U.S. Small Business Administration.*
10.41	First Preferred Ship Mortgage Agreement dated October 30, 2020 by and between Ham & Cheese Events, LLC and Banco Popular De Puerto Rico.*
10.42	Promissory Note dated October 31, 2021 by and between Scott Stawski on behalf of Seas the Day Charters USVI. and The Catamaran Company.*
10.43	Loan Authorization and Agreement dated January 7, 2022 by and between Windy of Chicago Ltd. and the U.S. Small Business Administration.*
10.44	Loan Agreement dated April 12, 2022 by and between Merchants Commercial Bank, Ham & Cheese Events, LLC, Scott Stawski and Hope Stawski.*
10.45	Promissory Note dated June 12, 2023, by and between STDC Holdings Inc. and Merchants Commercial Bank.*
10.46	Insurance Agreement dated May 25, 2022 by and between Windy of Chicago and RSC Insurance Brokerage Inc.*
10.47	Promissory Note dated October 31, 2021 by and between STDC Holdings Inc. and the Catamaran Company.*
10.48	Promissory Note dated October 1, 2022 by and between STDC Holdings Inc. and the USVI Marine.*
10.49	Receivables Sales Agreement dated December 15, 2022 by and between Windy of Chicago, Ham & Cheese Events LLC, and Itria Ventures LLC.*
10.50	Business Loan, Guaranty, and Security Agreement dated January 19, 2023 by and between the Company, its subsidiaries, et al.*

10.51	Business Loan, Guaranty, and Security Agreement dated April 11, 2023 by and between the Company, its subsidiaries, et al.*
10.52	Promissory Note dated January 18, 2023 by and between the Company and Donald C. Coker.*
10.53	Promissory Note dated June 16, 2023 by and between STDC Holdings Inc. and 1996 Lagoon LLC.*
10.54	Employment Agreement by and between the Company and Rob Chapple, dated June 16, 2023*
10.55	Bill of Sale by and between Tall Ship Adventures of Chicago Inc. and Windy of Chicago, dated April 18, 2022.*
10.56	Preferred Ship Mortgage by and between Tall Ship Adventures of Chicago Inc. and Windy of Chicago, dated April 15, 2022.*
10.57	Promissory Note by and between Tall Ship Adventures of Chicago Inc. and Windy of Chicago, dated April 15, 2022.*
10.58	Director Offer Letter, by and between the Company and Kevin Dritschler, dated May 30, 2023.*
10.59	Director Offer Letter, by and between the Company and Aaron Hughes, dated May 30, 2023.*
10.60	Director Offer Letter, by and between the Company and Marc Brooks, dated May 30, 2023.*
10.61	Vessel Purchase and Sale Agreement, dated January 12, 2022, by and between Windy of Chicago Ltd and Tall Ship Adventures of Chicago, Inc.**
14.1	Code of Conduct*
14.2	Code of Ethics*
15.1	Letter re unaudited interim financial information of Assurance Dimensions for Amphitrite Digital Incorporated **
15.2	Letter re unaudited interim financial information of Assurance Dimensions for Paradise Group of Companies **
21.1	List of Subsidiaries*
23.1	Consent of Assurance Dimensions, an independent registered public accounting firm**
23.2	Consent of Hamilton & Associates Law Group P.A. (included in exhibit 5.1)***
107	Calculation of Filing Fee Table***

*	Filed previously
**	Filed herewith
***	To be Filed

Item 17. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the registration statement is on Form S-1 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d)	The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Dallas, state of Texas, on the dates indicated.

Amphitrite Digital Incorporation

By:	/s/ Scott A. Stawski
	Name:	Scott A. Stawski
	Title:	Chief Revenue Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Scott A. Stawski his/her true and lawful attorney-in-fact and agent with full power of substitution and re-substitution, for him/her and in his name, place and stead, in any and all capacities to sign any or all amendments (including, without limitation, post-effective amendments) to this Registration Statement, any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and any or all pre- or post-effective amendments thereto, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or any substitute or substitutes for him, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, as amended, the following persons in the capacities and on the dates indicated have signed this Registration Statement below.

Signature	Title	Date

/s/ Scott A. Stawski	Chief Revenue Officer	September 29, 2023
Scott A. Stawski	(Principal Financial and Accounting Officer)

/s/ Rob Chapple	Chief Executive Officer and Director	September 29, 2023
Rob Chapple	(Principal Executive Officer)

/s/ Patrick Mullett	Vice President of Operations, Secretary and Director	September 29, 2023
Patrick Mullett

/s/ Hope Stawski	President	September 29, 2023
Hope Stawski

/s/ Mike Klaus	Director	September 29, 2023
Mike Klaus

/s/ Bryan Mason	Director	September 29, 2023
Bryan Mason

/s/ Richard Phillips	Director	September 29, 2023
Richard Phillips

/s/ Martha Gorum	Director	September 29, 2023
Martha Gorum

/s/ Anu Singh	Director	September 29, 2023
Anu Singh

/s/ Marc Brook	Director	September 29, 2023
Marc Brook

/s/ Kevin Dritschler	Director	September 29, 2023
Kevin Dritschler

/s/ Aaron Hughes	Director	September 29, 2023
Aaron Hughes